UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
(Mark One)
☑ **Annual Report Pursuant to Section 13 or 15(d) of**
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of**
the Securities Exchange Act of 1934

For the transition period from _____ to _____
Commission file number: 001-36053

Expro Group Holdings N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	98-1107145
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1311 Broadfield Boulevard, Suite 400 Houston, Texas	77084
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (713) 463-9776

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, €0.06 nominal value	XPRO	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2022, the aggregate market value of the common stock of the registrant held by non-affiliates of the registrant was approximately $765.1 million.

As of February 21, 2023, there were 108,817,989 shares of common stock, €0.06 nominal value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement in connection with the 2023 Annual Meeting of Stockholders, to be filed no later than 120 days after the end of the fiscal year to which this Form 10-K relates, are incorporated by reference into Part III of this Form 10-K.

EXPRO GROUP HOLDINGS N.V.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022
TABLE OF CONTENTS

Item 1. *Business*

General

Expro Group Holdings N.V. is a Netherlands limited liability company (*Naamloze Vennootschap*) and includes the activities of Expro Group Holdings International Limited, Frank's International C.V. and their wholly owned subsidiaries (either individually or together, as context requires, "Expro," the "Company," "we," "us" and "our").

On March 10, 2021, the Company and New Eagle Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company ("Merger Sub"), entered into an Agreement and Plan of Merger with Expro Group Holdings International Limited ("Legacy Expro") providing for the merger of Legacy Expro with and into Merger Sub in an all-stock transaction, with Merger Sub surviving the merger as a direct, wholly owned subsidiary of the Company (the "Merger"). The Merger closed on October 1, 2021, and the Company, previously known as Frank's International N.V. ("Frank's"), was renamed Expro Group Holdings N.V. The Merger has been accounted for using the acquisition method of accounting with Legacy Expro being identified as the accounting acquirer. The historical financial statements presented in this Annual Report on Form 10-K (this "Form 10-K") reflect the financial position, results of operations and cash flows of only Legacy Expro for all periods prior to the Merger and of the combined company (including activities of Frank's) for all periods subsequent to the Merger.

Our Operations

With roots dating to 1938, the Company is a leading provider of energy services, offering cost-effective, innovative solutions and what the Company considers to be best-in-class safety and service quality. The Company's extensive portfolio of capabilities spans well construction, well flow management, subsea well access, and well intervention and integrity solutions. The Company provides services in many of the world's major offshore and onshore energy basins, with operations in approximately 60 countries. The Company's broad portfolio of products and services provides solutions to enhance production and improve recovery across the well lifecycle, from exploration through abandonment.

Description of Business Segments

Our operations are comprised of four operating segments which also represent our reporting segments and are aligned with our geographic regions as follows:

- North and Latin America ("NLA"),
- Europe and Sub-Saharan Africa ("ESSA"),
- Middle East and North Africa ("MENA"), and
- Asia-Pacific ("APAC").

The table below shows our consolidated revenue and each segment's revenue and percentage of consolidated revenue for the periods indicated (revenue in thousands):

(in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Percentage December 31, 2022	Percentage December 31, 2021	Percentage December 31, 2020
NLA	$ 499,813	$ 193,156	$ 115,738	39.1%	23.4%	17.2%
ESSA	389,342	300,557	219,534	30.4%	36.4%	32.5%
MENA	201,495	171,136	194,033	15.7%	20.7%	28.7%
APAC	188,768	160,913	145,721	14.8%	19.5%	21.6%
Total Revenue	$ 1,279,418	$ 825,762	$ 675,026	100.0%	100.0%	100.0%

Our broad portfolio of products and services includes:

Well Construction

- Our well construction products and services support customers' new wellbore drilling, wellbore completion and recompletion, and wellbore plug and abandonment requirements. In particular, we offer advanced technology solutions in drilling, tubular running services, cementing and tubulars. With a focus on innovation, we are continuing to advance the way wells are constructed by optimizing process efficiency on the rig floor, developing new methods to handle and install tubulars and mitigating well integrity risks.

Well Management

Our well management offerings consist of well flow management, subsea well access and well intervention and integrity services:

- Well flow management: We gather valuable well and reservoir data, with a particular focus on well-site safety and environmental impact. We provide global, comprehensive well flow management systems for the safe production, measurement and sampling of hydrocarbons from a well during the exploration and appraisal phase of a new field; the flowback and clean-up of a new well prior to production; and in-line testing of a well during its production life. We also provide early production facilities to accelerate production; production enhancement packages to enhance reservoir recovery rates through the realization of production that was previously locked within the reservoir; and metering and other well surveillance technologies to monitor and measure flow and other characteristics of wells.

- Subsea well access: With over 35 years of experience providing a wide range of fit-for-purpose subsea well access solutions, our technology aims to ensure safe well access and optimized production throughout the lifecycle of the well. We provide what we believe to be the most reliable, efficient and cost-effective subsea well access systems for exploration and appraisal, development, intervention and abandonment, including an extensive portfolio of standard and bespoke Subsea Test Tree Assemblies, a rig-deployed Intervention Riser System and a vessel-deployed, wire through water Riserless Well Intervention System. We also provide systems integration and project management services.

- Well intervention and integrity: We provide well intervention solutions to acquire and interpret well data, ensure well bore integrity and improve production. In addition to our extensive fleet of mechanical and cased hole wireline units, we have recently introduced a number of cost-effective, innovative well intervention services, including CoilHose™, a lightweight, small-footprint solution for wellbore lifting, cleaning and chemical treatments; Octopoda™, for fluid treatments in wellbore annuli; and Galea™, an autonomous well intervention solution. We also possess several other distinct technical capabilities, including non-intrusive metering technologies and wireless telemetry systems for reservoir monitoring.

Corporate Strategy

The combination of Legacy Expro and Frank's brought together two companies with decades of market leadership to create a leading energy services provider with an extensive portfolio of capabilities across the well lifecycle. As a result of the Merger and the progress that we have made in integrating the business and operations of Legacy Expro and Frank's, we believe we are well positioned to support our customers around the world, improve profitability and invest in emerging growth opportunities. Our corporate strategy is designed to leverage existing capabilities and position Expro as a solutions provider with a technologically differentiated offering. In particular, our objectives for 2023, which we expect will drive our performance in the year ahead, include: (i) exceeding industry expectations in regard to safety and operational performance; (ii) advancing our products and services portfolio to provide customers with cost-effective, innovative solutions to produce oil, gas and geothermal resources more efficiently and with a lower carbon footprint; (iii) improving financial performance by continuing to realize Merger-related synergies, sustaining our relentless drive for efficiency and better utilizing existing assets; (iv) nurturing our culture based on core values and agreed behaviors, empowering our people to be innovative, to be agile and responsive, and to embrace diversity; and (v) leveraging the power of data to improve our own business practices and to deliver more value to our customers.

Human Capital

At Expro, people are at the heart of our success and we are united by our Code of Conduct ("Code of Conduct") and our core values; People, Performance, Partnerships, and Planet. We are committed to living our values through corporate responsibility efforts that help people across the globe live better lives and build sustainable, vibrant, stable communities where highly motivated people can engineer futures. We strive to consistently improve the ways in which we work to keep our employees safe, minimize our impact on the environment and to provide for robust and transparent governance.

As of December 31, 2022, we had approximately 7,600 employees worldwide. We are a party to collective bargaining agreements or other similar arrangements in certain international areas in which we operate. As of December 31, 2022, approximately 17% of our employees were subject to collective bargaining agreements, with 8% being under agreements that expire within one year. We consider our relations with our employees to be positive. In the United States of America ("U.S."), where approximately 17% of our employees are located, most employees are at-will employees and, therefore, not subject to any type of employment contract or agreement. Outside the U.S., we enter into employment contracts and agreements in those countries in which such relationships are mandatory or customary. Based upon the geographic diversification of our employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole.

Diversity and Inclusion

At Expro, we strive to be a safe, diverse, inclusive and people-focused company that positively impacts local communities and society. Most people recognize the importance of diversity at work and the benefits it can bring to an organization and its people. However, diversity is only half of the story. The other half is inclusion: building a work environment in which people feel valued for who they are, bring their whole selves to work and contribute fully. In an inclusive work environment, people with different backgrounds, religious beliefs, sexual orientations, ethnicity and other differences feel like they belong.

We are committed to ensure the equal treatment of all employees, job applicants and associated personnel regardless of race, color, nationality, ethnic or nation originals, sex, disability, age, religion or belief, or any other factors prohibited by law. We aim to create a work environment free of harassment and bullying, where everyone is treated with dignity and respect.

Diversity and inclusiveness are important to our current and future success by providing varied experiences, ideas and insights to inform decisions, identify new approaches, and solve business challenges. Our goal is to put the right people forward to do the right work for the right customers, in the right places, attracting, retaining and nurturing a talented and diverse workforce to turn our growth ambitions into reality.

Employee Learning and Development

We demonstrate our commitment to our values through our employee development initiatives. We invest in our people through learning and development programs that reinforce and update existing skill sets, and which develop employees' competencies into new and complementary areas of expertise. Employees are empowered to drive their career progression through various learning platforms to facilitate achievement and career progression. A key tenet of our development is our strong performance management culture that enables and informs development plans and succession planning.

We also actively solicit employee feedback and constantly strive to make the Company an employer of choice, one such program being the 2022 Global Employee Survey which was carried out to understand and act upon areas where we can positively influence and develop Expro's culture. We empower employees with an ownership mindset that encourages accountability and creativity, leading to new and better solutions.

Compensation and Benefits

We offer opportunities for a challenging career in an energetic and friendly work environment. Providing our workforce with a career path, training, fair pay, and challenging, rewarding work are key tenets of our success. Our benefit packages are tailored to the local market of operation and are designed to attract and retain the best talent in the industry.

Employee Health and Wellbeing

The health and wellbeing of our people is, and will continue to be, a priority at Expro. We appreciate that emotional wellbeing can affect how individuals face life every day, and acknowledge that anyone can suffer from poor mental or physical health at any time. As leaders, we understand the need to recognize when an individual needs help and we encourage all managers and employees to be approachable in providing time, support and mentorship.

We are committed to safeguarding our employees' health and wellbeing and to providing encouragement to our teams to build supportive networks and a collaborative culture across our organization. An example of the programs we have put into place is our employee-driven regional online wellness hubs, which promote employee and cross-company participation in health and wellbeing initiatives.

In addition, we also offer 24/7 online support through resources within Expro's Employee Assistance Program ("EAP"), which provides health and wellbeing support and advice globally. The EAP covers a wide range of subjects for employees and their families, delivered across multiple channels and languages.

Corporate Social Responsibility / Community Involvement

Across our global operations, we encourage and celebrate participation in diverse community activities which align with our values of People, Partnerships, Performance and Planet. From tree planting to supporting those less fortunate, we are proud of the work our teams continue to put back into our communities. Our company-wide social steering committee helps to champion our social efforts. This team acts as a conduit for the broader employee community to gain input and perspective to ultimately support in enhancing our culture.

Safety

Safety is a critical component of our People and Performance core values. Many of our customers have safety standards we must satisfy before we can perform services. We continually monitor and seek to improve our safety performance through the evaluation of safety observations, job and customer surveys, and safety data. The primary measures for our safety performance are the tracking of the Lost Time Injury Frequency rate ("LTIF") and the Total Recordable Case Frequency rate ("TRCF"). LTIF is a measure of the frequency of injuries that result in lost work time, normalized on the basis of per million man-hours worked. TRCF is a measure of the frequency of recordable workplace injuries, normalized on the basis of per million man-hours worked. A recordable injury includes occupational death, nonfatal occupational illness, and other occupational injuries that involve loss of consciousness, lost time injuries, restriction of work or motion cases, transfer to another job, or medical treatment cases other than first aid.

The table below presents the worldwide LTIF and TRCF for the Company for the year ended December 31, 2022 and on a combined basis for Legacy Expro and Frank's for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		
	2022	**2021**	**2020**
LTIF	0.36	0.46	0.34
TRCF	1.07	1.31	1.34

We have comprehensive compliance policies, programs and training that are applied globally to our entire workforce. We also standardize our global training processes to ensure all jobs are executed to high standards of safety and quality.

Code of Business Conduct and Ethics

We pledge to be forthright in all our business interactions and conduct our business to the highest ethical standards. That commitment extends to strict compliance with all relevant laws, regulations and business standards. We have comprehensive compliance programs and policies that are applied globally to our entire workforce. Our ethical foundation is our Code of Conduct, the provisions of which all employees are expected to understand and comply with. Our compliance and ethics policies undergo regular review.

We require every employee worldwide to certify compliance with our Code of Conduct annually as well as to bi-annually complete an online Code of Conduct training course, which addresses conflicts of interest, confidentiality, fair dealing with others, proper use of company assets, compliance with laws, insider trading, maintenance of books and records, zero tolerance for discrimination and harassment in the work environment. We encourage reporting of violations of our Code of Conduct and other policies, and we have safeguards to prevent retribution against persons that report potential violations in good faith.

Suppliers and Raw Materials

We acquire component parts, products and raw materials from suppliers, including foundries, forge shops, and original equipment manufacturers. The prices we pay for our raw materials may be affected by, among other things, energy, steel and other commodity prices, tariffs and duties on imported materials and foreign currency exchange rates. Certain equipment utilized within our product lines are only available from a limited number of suppliers.

Our ability to source low-cost raw materials and components, such as steel castings and forgings, is critical to our ability to manufacture our products competitively. In order to purchase raw materials and components in a cost-effective manner, we have sought to develop a broad international sourcing capability and we maintain quality assurance and testing programs to analyze and test these raw materials and components.

Intellectual Property

We own and control a variety of intellectual property, including patents, proprietary information, trade secrets and software tools and applications. We currently hold multiple U.S. and international patents and have a number of pending patent applications. Although in the aggregate our patents and licenses are important to us, we do not regard any single patent or license as critical or essential to our business as a whole.

Seasonality

Seasonal changes in weather and significant weather events can temporarily affect the delivery of our products and services and otherwise impact our business. For example, the winter months in the North Sea and the monsoon season in South and Southeast Asia can produce severe weather conditions that can temporarily reduce levels of activity. In addition, hurricanes and typhoons can disrupt coastal and offshore operations. Furthermore, customer spending patterns may result in higher or lower activity in the fourth quarter of the year based on year-to-date spending relative to their approved annual budgets and higher or lower activity in the first quarter of the year based on whether or not the new year's budget has been approved.

Customers

We derive our revenue from services and product sales to customers primarily in the oil and gas industry. No single customer accounted for more than 10% of our revenue for the years ended December 31, 2022 and 2021. One customer in our MENA segment accounted for 16% of our consolidated revenue for the year ended December 31, 2020.

Competition

The markets in which we operate are competitive. We compete with a number of companies, some of which have financial and other resources greater than ours. We believe the principal competitive factors in the markets in which we participate include the technologies and solutions offered; the quality, price and availability of products and services; safety and service quality; operating footprint; and responsiveness to customer needs.

We believe several factors support our strong competitive position. Our portfolio of technology-enabled products and services fulfill a wide range of our customers' requirements. We also seek to differentiate ourselves from our competitors by providing a high level of customer service, by providing innovative products and solutions, and by supporting our customers on a global basis. Finally, our quality assurance systems, experienced personnel, and track record all support a strong reputation for safe operations, environmental stewardship, compliance with laws, and ethical commercial engagement.

Governmental Regulations

We are subject to numerous environmental and other governmental and regulatory requirements related to our operations worldwide.

Environmental and Occupational Health and Safety Regulation

Our operations are subject to numerous and complex laws and regulations governing the emission and discharge of materials into the environment, occupational health and safety aspects of our operations, or otherwise relating to environmental protection. Failure to comply with these laws or regulations or to obtain or comply with permits may result in the assessment of sanctions, including administrative, civil and criminal penalties, imposition of investigatory, remedial or corrective actions, the required incurrence of capital expenditures, the occurrence of restrictions, delays or cancellations in the permitting, development or expansion of projects, and the imposition of orders or injunctions to prohibit or restrict certain activities or force future compliance.

Certain environmental laws may impose joint and several strict liability, without regard to fault or the legality of the original conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. The trend in environmental regulation is to typically place more stringent restrictions and limitations on activities that may impact the environment, and thus, any changes in environmental laws and regulations or in enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position. Moreover, accidental releases or spills of regulated substances may occur in the course of our operations, and we cannot assure that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons.

The following is a summary of the more significant existing environmental and occupational health and safety laws and regulations to which our business operations are subject and for which compliance could have a material adverse impact on our capital expenditures, results of operations or financial position.

Climate Change

Climate change continues to attract considerable attention in the U.S. and other countries. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of greenhouse gases ("GHGs") as well as to restrict or eliminate such future emissions. As a result, our operations are subject to a series of regulatory, political, litigation, and financial risks associated with the transport of fossil fuels and emission of GHGs.

Separately, various governments have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. At the international level, there is a non-binding agreement, the United Nations-sponsored "Paris Agreement," for nations to limit their GHG emissions through individually-determined reduction goals every five years after 2020. While the U.S. withdrew from the Paris Agreement under the Trump Administration, effective November 4, 2020, President Biden issued an executive order on January 20, 2021 recommitting the U.S. to the Paris Agreement. Under the Paris Agreement, the Biden Administration has committed the United States to reducing its greenhouse gas emissions by 50 - 52% from 2005 levels by 2030. In November 2021, the U.S. and other countries entered into the Glasgow Climate Pact, which includes a range of measures designed to address climate change, including but not limited to the phase-out of fossil fuel subsidies, reducing methane emissions by 30% by 2030, and cooperating toward the advancement of the development of clean energy. With the U.S. recommitting to the Paris Agreement, executive orders may be issued or federal legislation or regulatory initiatives may be adopted to achieve the agreement's goals. Within the U.S., President Biden signed into law the Inflation Reduction Act in August 2022, which contains tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technologies, which could increase operating costs within the oil and gas industry and accelerate the transition away from fossil fuels.

There are also increasing risks of litigation related to climate change effects. Governments and third-parties have brought suit against some fossil fuel companies alleging, among other things, that such companies created public nuisances by marketing fuels that contributed to global warming effects, such as rising sea levels, and therefore are responsible for roadway and infrastructure damages as a result, or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors by failing to adequately disclose those impacts. Similar or more demanding cases are occurring in other jurisdictions where we operate. For example, in December 2019, the High Council of the Netherlands ruled that the government of the Netherlands has a legal obligation to decrease the country's GHG emissions, and in May 2021, the Hague District Court ordered Royal Dutch Shell plc to reduce its worldwide emissions by 45% by 2030 compared to 2019 levels. Such litigation has the potential to adversely affect the production of fossil fuels, which in turn could result in reduced demand for our services.

Financial risks also exist for fossil fuel producers (and companies that provide products and services to fossil fuel producers) as shareholders who are currently invested in such fossil fuel companies but are concerned about the potential effects of climate change may elect in the future to shift some or all of their investments into other sectors. Banks and institutional lenders that provide financing to fossil fuel companies (and their suppliers and service providers) also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel companies. Additionally, in recent years, the practices of institutional lenders have been the subject of intensive lobbying efforts not to provide funding for such companies. Oftentimes this pressure has been public in nature, by environmental activists, proponents of the international Paris Agreement, and foreign citizenry concerned about climate change. Limitation of investments in and financings for fossil fuel companies could result in the restriction, delay or cancellation of production of crude oil and natural gas, which could in turn decrease demand for our services. Our own operations could also face limitations on access to capital as a result of these trends, which could adversely affect our business and results of operation.

The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for, oil and natural gas, which could reduce demand for our services and products. Additionally, political, litigation and financial risks may result in our oil and natural gas customers restricting or canceling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce demand for our services and products. Moreover, the increased competitiveness of alternative energy sources (such as wind, solar, geothermal, tidal and biofuels) could reduce demand for hydrocarbons, and therefore for our products and services, which would lead to a reduction in our revenues. Over time, one or more of these developments could have a material adverse effect on our business, financial condition and results of operations.

Hydraulic Fracturing

Hydraulic fracturing is an important and common practice in the oil and gas industry. The process involves the injection of water, sand and chemicals under pressure into a formation to fracture the surrounding rock and stimulate production of hydrocarbons. While we may provide supporting products through our cementing product offering, we do not perform hydraulic fracturing, but many of our onshore customers utilize this technique. Certain environmental advocacy groups and regulatory agencies have suggested that additional federal, state and local laws and regulations may be needed to more closely regulate the hydraulic fracturing process, and have made claims that hydraulic fracturing techniques are harmful to surface water and drinking water resources and may cause earthquakes. Various governmental entities (within and outside the U.S.) are in the process of studying, restricting, regulating or preparing to regulate hydraulic fracturing, directly or indirectly. Additionally, states and local governments may also seek to limit hydraulic fracturing activities through time, place, and manner restrictions on operations or ban the process altogether. The adoption of legislation or regulatory programs that restrict hydraulic fracturing could adversely affect, reduce or delay well drilling and completion activities, increase the cost of drilling and production, and thereby reduce demand for our services. There also exists the potential for states and local governments to pursue new or amended laws, regulations, executive actions and other regulatory initiatives that could impose more stringent restrictions on hydraulic fracturing, including potential restrictions on hydraulic fracturing by banning new oil and gas permitting on federal lands.

Offshore Regulatory and Marine Safety

Spurred on by environmental and safety concerns, governing bodies from time to time have pursued moratoria and legislation or regulatory initiatives that would materially limit or prohibit offshore drilling in certain areas, including areas where we or our oil and gas exploration and production customers conduct operations such as on the federal Outer Continental Shelf waters in the U.S. and Gulf of Mexico.

Employee Health and Safety

We are subject to a number of federal and state laws and regulations, including the Occupational Safety and Health Act and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the U.S. Occupational Safety and Health Administration hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

We also operate in non-U.S. jurisdictions, which may impose similar legal requirements. Historically, our environmental and worker safety costs to comply with existing environmental laws and regulations have not had a material adverse impact on us. However, we believe that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards and, thus, we cannot give any assurance that such costs will not materially adversely affect us in the future.

Operating Risk and Insurance

We maintain insurance coverage of types and amounts that we believe to be customary and reasonable for companies of our size and with similar operations. In accordance with industry practice, however, we do not maintain insurance coverage against all of the operating risks to which our business is exposed. Therefore, there is a risk our insurance program may not be sufficient to cover any particular loss or all losses.

Currently, our insurance program includes, among other things, general liability, umbrella liability, sudden and accidental pollution, personal property, vehicle, workers' compensation, and employer's liability coverage. Our insurance includes various limits and deductibles or retentions, which must be met prior to or in conjunction with recovery. We generally do not procure or maintain business interruption insurance.

Available Information

Our principal executive offices are located at 1311 Broadfield Boulevard, Suite 400, Houston, Texas 77084, and our telephone number at that address is (713) 463-9776. **Our website address is** *www.expro.com***, and we make available free of charge through our website our Annual Reports on Form 10-K, Proxy Statements, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC.** Our website also includes general information about us, including our Code of Conduct, Financial Code of Ethics, Corporate Governance Guidelines, Whistleblower Policy and charters for the Audit Committee, Compensation Committee and the Environmental, Social and Governance Committee of our Board of Directors (the "Board"). We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by Securities and Exchange Commission ("SEC") rules. Also, it is our intention to provide disclosure of amendments and waivers by website posting. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this report.

Information about Our Executive Officers and Other Key Employees

The following table sets forth, as of February 21, 2023, the names, ages and experience of our executive officers and other key employees, including all offices and positions held by each for the past five years.

Name	Age	Current Position and Five-Year Business Experience
Michael Jardon	53	President and Chief Executive Officer and Director, since October 2021; Chief Executive Officer, Legacy Expro, from April 2016 to October 2021; various technical and executive roles, Legacy Expro, Vallourec and Schlumberger Limited, from 1992 to 2016.
Quinn Fanning	59	Chief Financial Officer, since October 2021; Chief Financial Officer, Legacy Expro, from October 2019 to October 2021; Executive Vice President, Tidewater Inc., from July 2008 to March 2019, Chief Financial Officer, Tidewater Inc., from September 2008 to November 2018; investment banker with Citigroup Global Markets, Inc., from 1996 to 2008.
Alistair Geddes	60	Chief Operating Officer, since October 2021; Chief Operating Officer, Legacy Expro, from 2019 to October 2021; Executive Vice President, Product Lines, Technology and Business Development, Legacy Expro, from 2014 to 2019; various technical and executive roles, Expro, ExxonMobil, BG Group and Weatherford International plc from 1984 to 2014.
Steven Russell	55	Chief Technology Officer, since October 2021; Senior Vice President, Operations, Frank's, from November 2019 to October 2021; President, Tubular Running Services, Frank's, from June 2018 to November 2019; Senior Vice President, Human Resources, Frank's, May 2017 to June 2018; Vice President, Human Resources, Archer Ltd., from January 2011 to May 2017; various technical and executive roles, Schlumberger Limited, from 1990 to 2011.
John McAlister	56	General Counsel and Secretary, since October 2021; Group General Counsel, Legacy Expro, from June 2006 to October 2021; solicitor, Clifford Chance, and various executive roles, BG Group, Lattice Group plc and National Grid plc, from 1991 to 2006.
Michael Bentham	60	Principal Accounting Officer, since October 2021; Principal Accounting Officer and Vice President, Legacy Expro, from October 2019 to October 2021; Chief Financial Officer, Legacy Expro, from July 2017 to October 2019; IDS Product Line Controller, Schlumberger Limited, from July 2016 to July 2017; Vice President Finance MI Swaco, Schlumberger Limited, from August 2012 to June 2016.
Keith Palmer	63	Primary Integration Lead, since October 2021; Primary Integration Lead, Legacy Expro, from September 2021 to October 2021; Executive Vice President – Product Lines, Legacy Expro, from May 2019 to September 2021; Vice President Asia Pacific, Legacy Expro, from May 2016 to May 2019; President Expro PTI, Legacy Expro, from January 2015 to May 2016.
Natalie Questell	49	Senior Vice President, Human Resources, since October 2021; Vice President of Human Resources, Frank's, from June 2018 to October 2021; Director of Global Total Rewards and HRIS, Frank's, from 2015 to June 2018.
Karen David-Green	54	Chief Communications, Stakeholder, and Sustainability Officer, since October 2021; Chief Communications, Stakeholder, and Sustainability Officer, Legacy Expro, from June 2021 to October 2021; previously Senior Vice President, Stakeholder Engagement & Chief Marketing Officer, Weatherford International plc.

Item 1A. *Risk Factors*

You should carefully consider the risks described below together with the other information contained in this Form 10-K. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Business and Operations

Our business depends on the level of activity in the oil and gas industry.

Our business depends on the level of activity in oil and gas exploration, development and production in market sectors worldwide. Oil and gas prices and market expectations of potential changes in these prices significantly affect this level of activity. However, higher commodity prices do not necessarily translate into increased drilling or well construction and completion activity, since customers' expectations of future commodity prices typically drive demand for our services and products. In addition, the effects of world events, such as the COVID-19 pandemic, the Russian war in Ukraine and an economic slowdown or recession in the U.S. and other countries, have and may continue to materially impact the demand for crude oil and natural gas, which has contributed further to price volatility. Prices are also impacted by decisions made by the Organization of the Petroleum Exporting Countries ("OPEC") plus the countries of Azerbaijan, Bahrain, Brunei, Kazakhstan, Malaysia, Mexico, Oman, Russia, South Sudan and Sudan (together with OPEC, "OPEC+") to either increase or cut production of oil and gas as well as their compliance with those decisions. Global economic conditions have a significant impact on oil and natural gas prices, and any stagnation or deterioration in these conditions could result in less demand for our products and services and could cause our customers to reduce their planned capital spending. Adverse global economic conditions also may cause our customers, vendors and/or suppliers to lose access to the financing necessary to sustain or increase their current level of operations, fulfill their commitments and/or fund future operations and obligations. Even during periods of high prices for oil and natural gas, companies exploring for oil and gas may cancel or curtail programs, seek to renegotiate contract terms, including the price of our products and services, or reduce their levels of capital expenditures for exploration and production for a variety of reasons. These risks are greater during periods of low or declining commodity prices. As a result of declining commodity prices, certain of our customers may be unable to pay their vendors and service providers, including us. A prolonged reduction in oil and natural gas prices may require us to record asset impairments. Such a potential impairment charge could have a material adverse impact on our operating results.

The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments also affect the demand for our services and products. Worldwide military, political, economic and public health events have in the past contributed to volatility in demand and prices for oil and gas and continue to do so at present.

Demand for our offshore services and products substantially depends on the level of activity in offshore oil and gas exploration, development and production. The level of offshore activity is historically cyclical and characterized by large fluctuations in response to relatively minor changes in a variety of factors, including oil and gas prices. Other factors that influence the demand for offshore services can include:

- hurricanes, ocean currents and other adverse weather conditions;
- terrorist attacks and piracy;
- failure of offshore equipment and facilities;
- local and international political and economic conditions and policies and regulations related to offshore drilling;
- territorial disputes involving sovereignty over offshore oil and gas fields;
- unavailability of offshore drilling rigs in the markets that we operate;
- the cost of offshore exploration for, and production and transportation of, oil and gas;
- successful exploration for, and production and transportation of, oil and gas from onshore sources;
- the technical specifications of wells including depth of wells and complexity of well design;
- demand for, availability of and technological viability of alternative sources of energy;
- technological advances affecting energy exploration, production, transportation and consumption;
- the availability and rate of discovery of new oil and gas reserves in offshore areas;
- the availability of infrastructure to support oil and gas operations; and
- the ability of oil and gas companies to generate or otherwise obtain funds for exploration and production.

While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our business, financial condition and results of operations.

Physical dangers and operating hazards are inherent in our operations and may expose us to significant potential losses.

Our services and products are provided in connection with potentially hazardous drilling, completion and production applications in the oil and gas industry where an accident can potentially have catastrophic consequences.

Risks inherent to these applications, such as equipment malfunctions and failures, equipment misuse and defects, explosions, blowouts and uncontrollable flows of oil, gas or well fluids and natural disasters, on land or in deepwater or shallow water environments, can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, surface water and drinking water resources, equipment, natural resources and the environment.

We may face significant warranty, contract and other litigation claims and incur substantial fines, liabilities or losses as a result of these hazards. Our insurance and contractual indemnity protection may not be sufficient or effective to protect us under all circumstances or against all risks. The occurrence of a significant event, against which we are not fully insured or indemnified or the failure of a customer to meet its indemnification obligations to us, could materially and adversely affect our results of operations and financial condition.

We may not be fully indemnified against financial losses in all circumstances where damage to or loss of property, personal injury, death or environmental harm occur.

As is customary in our industry, our contracts typically provide that our customers indemnify us for claims arising from the injury or death of their employees, the loss or damage of their equipment, damage to the reservoir, pollution emanating from the customer's equipment or from the reservoir (including uncontained oil flow from a reservoir) and catastrophic events, such as a well blowout, fire or explosion. Conversely, we typically indemnify our customers for claims arising from the injury or death of our employees, the loss or damage of our equipment, or pollution emanating from our equipment.

Our indemnification arrangements may not protect us in every case. For example, from time to time (i) we may enter into contracts with less favorable indemnities or perform work without a contract that protects us, (ii) our indemnity arrangements may be held unenforceable in some courts and jurisdictions or (iii) we may be subject to other claims brought by third parties or government agencies. Furthermore, the parties from which we seek indemnity may not be solvent, may become bankrupt, may lack resources or insurance to honor their indemnities, or may not otherwise be able to satisfy their indemnity obligations to us. The lack of enforceable indemnification could expose us to significant potential losses. Further, our assets generally are not insured against loss from political violence such as war, terrorism or civil unrest. If any of our assets are damaged or destroyed as a result of an uninsured cause, we could recognize a loss of those assets.

Our operations and revenue expose us to political, economic and other uncertainties inherent in doing business in each of the countries in which we operate.

We are exposed to risks inherent in doing business in each of the countries in which we operate, including, but not limited to, the following:

- political, social and economic instability;
- potential expropriation, seizure or nationalization of assets, and trapped assets;
- deprivation of contract rights;
- inflationary pressures;
- increased operating costs;
- inability to collect revenue due to shortages of convertible currency;
- unwillingness of foreign governments to make new onshore and offshore areas available for drilling;
- civil unrest and protests, strikes, acts of terrorism, war or other armed conflict;
- import/export quotas;
- confiscatory taxation or other adverse tax policies;
- continued application of foreign tax treaties;
- currency exchange controls;
- currency exchange rate fluctuations and devaluations;
- restrictions on the repatriation of funds; and
- other forms of government regulation which are beyond our control.

Instability and disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business, including economically and politically volatile areas such as Eastern Europe, Africa and the Middle East, could cause or contribute to factors that could have an adverse effect on the demand for the products and services we provide. Worldwide political, economic, and military events have contributed to oil and gas price volatility and are likely to continue to do so in the future. In particular, heightened levels of uncertainty related to the ongoing Russian war in Ukraine, may lead to additional economic sanctions by the U.S. and the international community and could further disrupt financial and commodities markets. Depending on the market prices of oil and gas, oil and gas exploration and development companies may cancel or curtail their drilling or other programs, thereby reducing demand for our services.

In addition, in some countries our local managers may be personally liable for the acts of the Company, and may be subject to prosecution, detention, and the assessment of monetary levies, fines or penalties, or other actions by local governments in their individual capacity. Any such actions taken against our local managers could cause disruption of our business and operations and could cause us to incur significant costs.

While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our business, financial condition and results of operations.

To compete in our industry, we must continue to develop new technologies and products to support our operations, secure and maintain patents related to our current and new technologies and products and protect and enforce our intellectual property rights.

The markets for our services and products are characterized by continual technological developments. Substantial improvements in the scope and quality of the equipment in the markets in which we operate may occur over a short period of time. Alternative products and services have been and may in the future be developed which compete with or displace our products and services. If we are not able to develop commercially competitive products in a timely manner, our ability to service our customers' demands may be adversely affected.

We may encounter resource constraints, technical barriers, or other difficulties that would delay introduction of new services and products in the future. Our competitors may introduce new products or obtain patents before we do and achieve a competitive advantage. Additionally, the time and expense invested in product development may not result in commercial applications.

It may also be possible for a third party to design around our patents. Patent rights have territorial limits. We may not be able to enforce our patents against infringement occurring in international waters and other "non-covered" territories. We do not have patents in every jurisdiction in which we conduct business and our patent portfolio will not protect all aspects of our business and may relate to obsolete or unusual methods, which would not prevent third parties from entering the same market.

We attempt to limit access to and distribution of our technology and trade secrets by customarily entering into confidentiality agreements with our employees, customers and potential customers and suppliers. However, our rights in our confidential information, trade secrets, and confidential know-how will not prevent third parties from independently developing similar information. Publicly available information (for example, information in expired issued patents, published patent applications, and scientific literature) can also be used by third parties to independently develop technology. We cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology.

In addition, we may become involved in legal proceedings from time to time to protect and enforce our intellectual property rights. Third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates intellectual property rights. We may not prevail in any such legal proceedings related to such claims, and our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. Any legal proceeding concerning intellectual property could be protracted and costly and is inherently unpredictable and could have a material adverse effect on our business, regardless of its outcome. Further, our intellectual property rights may not have the value that management believes them to have and such value may change over time as we and others develop new product designs and improvements.

The industry in which we operate has undergone and may continue to undergo consolidation.

Some of our largest customers have consolidated in recent years and are using their size and purchasing power to achieve economies of scale and pricing concessions. This consolidation may result in reduced capital spending by such customers or the acquisition of one or more of our other primary customers, which may lead to decreased demand for our products and services. If we cannot maintain sales levels for customers that have consolidated or replace such revenue with increased business activities from other customers, this consolidation activity could have a significant negative impact on our business, financial condition and results of operations. We are unable to predict what effect consolidations in our industry may have on prices, capital spending by customers, selling strategies, competitive position, ability to retain customers or ability to negotiate favorable agreements with customers.

We are subject to the risk of supplier concentration.

Certain of our product lines depend on a limited number of third party suppliers. As a result of this concentration in some of our supply chains, our business and operations have been and may in the future be negatively affected if our key suppliers were to experience significant disruptions affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of any one of our key suppliers, or a significant adverse change in the relationship with any of these suppliers, through consolidation or otherwise, would limit our ability to manufacture or sell certain of our products.

Seasonal and weather conditions, as well as natural disasters, could adversely affect demand for our services and products and could result in severe property damage or materially and adversely disrupt our operations.

Weather can have a significant impact on demand as consumption of energy is seasonal, and any variation from normal weather patterns, such as cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, such as hurricanes and ocean currents in the U.S. Gulf of Mexico or typhoons in the Asia Pacific region, may interrupt or curtail our operations or our customers' operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured. In addition, acute or chronic physical impacts of climate change, such as sea level rise, coastal storm surge, inland flooding from intense rainfall and hurricane-strength winds may damage our facilities. Extreme winter conditions in Canada, Russia, or the North Sea, or droughts in more arid regions in which we do business may interrupt or curtail our operations, or our customers' operations, and result in a loss of revenue. If the facilities we own are damaged by severe weather or any other disaster, accident, catastrophe or event, our operations could be significantly interrupted. Similar interruptions could result from damage to production or other facilities that provide supplies or other raw materials to our plants or other stoppages arising from factors beyond our control. These interruptions might involve significant damage to property, among other things, and repairs might take from a week or less for a minor incident to many months or more for a major interruption.

In addition, a portion of our business involves the movement of people and certain parts and supplies to or from foreign locations. Any restrictions on travel or shipments to and from foreign locations, due to the occurrence of natural disasters such as earthquakes, floods or hurricanes, in these locations, could significantly disrupt our operations and decrease our ability to provide services to our customers. If a natural disaster were to impact a location where we have a high concentration of business and resources, our local facilities and workforce could be affected by such an occurrence or outbreak which could also significantly disrupt our operations and decrease our ability to provide services and products to our customers.

Investor and public perception related to the Company's ESG performance as well as current and future ESG reporting requirements may affect our business and our operating results.

Increasing focus on ESG factors has led to enhanced interest in, and review of performance results by investors, banks, institutional lenders and other stakeholders, and the potential for reputational risk. Regulatory requirements related to ESG or sustainability reporting have been issued in the European Union ("EU") that apply to financial market participants, with implementation and enforcement starting in 2021. In the U.S., such regulations have been issued related to pension investments in California, and for the responsible investment of public funds in Illinois. Additional regulation is pending in other states and federally, including the recent release of proposed rules by the SEC that would require companies to enhance and standardize disclosures related to climate change, specifically those associated with physical risks and transitional risks. We expect regulatory requirements related to ESG matters to continue to expand globally. The Company is committed to transparent and comprehensive reporting of our sustainability performance. If we are not able to meet future sustainability reporting requirements of regulators or current and future expectations of investors, customers or other stakeholders, our business and ability to raise capital may be adversely affected.

Events outside of our control, including the ongoing COVID-19 pandemic, have and may further materially adversely affect our business.

We face risks related to pandemics, epidemics, outbreaks or other public health events that are outside of our control and could significantly disrupt our operations and adversely affect our financial condition, including the ongoing COVID-19 pandemic which continues to cause significant global economic disruption. Any prolonged period of economic slowdown or recession in the U.S. and other countries or similar other events outside our control may negatively impact crude oil prices and the demand for our products and services and could have significant adverse consequences on our financial condition and the financial condition of our customers, suppliers and other counterparties, the ultimate impact of which is difficult to predict.

Our business could be negatively affected by cybersecurity threats and other disruptions.

We rely heavily on information systems to conduct and protect our business. These information systems are increasingly subject to sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data (including confidential customer information), computer viruses, ransomware, or other malicious code, phishing and cyberattacks, and other similar events. These threats arise from numerous sources, not all of which are within our control, including fraud or malice on the part of third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, or outbreaks of hostilities or terrorist acts. Geopolitical tensions or conflicts, such as the Russian war in Ukraine, may further heighten the risk of cyberattacks.

Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems we have designed and implemented to prevent or limit the effects of cyber incidents or attacks will be sufficient in preventing all such incidents or attacks or avoiding a material impact to our systems when such incidents or attacks do occur. We have experienced, and expect to continue to experience, cyber intrusions and attacks to our information systems and our operational technology. To our knowledge, none of these incidents or attacks have resulted in a material cybersecurity intrusion or data breach.

If we were to be subject to a cyber incident or attack in the future, it could result in the disclosure of confidential or proprietary customer information, theft or loss of intellectual property, damage to our reputation with our customers and the market, failure to meet customer requirements or customer dissatisfaction, theft or exposure to litigation, damage to equipment (which could cause environmental or safety issues) and other financial costs and losses. A cyberattack or security breach could result in liability under data privacy laws, regulatory penalties, damage to our reputation or loss of confidence in us, or additional costs for remediation and modification or enhancement of our information systems to prevent future occurrences. In addition, as cybersecurity threats continue to evolve, we may be required to devote additional resources to continue to enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities.

Our executive officers and certain key personnel are critical to our business, and these officers and key personnel may not remain with us in the future.

We depend on the efforts of our executive officers and other key employees to manage our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

If we are unable to adapt our business to the effects of the energy transition in a timely and effective manner, our financial condition and results of operations could be negatively impacted.

The transition of the global energy sector from primarily a fossil fuel-based system to renewable energy sources could affect our customers' levels of expenditures. Reduced activity in our areas of operation as a result of decreased capital spending could have a negative long-term impact on our business. Our business will need to adapt to changing customer preferences and government requirements. If the energy transition occurs faster than anticipated or in a manner we do not anticipate, demand for our services and products could be adversely affected. In addition, if we fail or are perceived to not effectively implement an energy transition strategy, or if investors, banks or institutional lenders shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted.

The failure to integrate successfully the businesses of Frank's and Legacy Expro could adversely affect the Company's future results.

Prior to the Merger, Frank's and Legacy Expro operated independently. During 2022, we substantially completed the integration of Frank's and Legacy Expro into the combined Company.

The success of the Merger, including anticipated benefits and cost savings, depends, in part, on our ability to successfully integrate the legacy companies. The integration of our operations following the Merger is a complex, and time-consuming process which began in October 2021 upon the closing of the Merger and remains ongoing. If we experience difficulties in this process, the anticipated benefits of the Merger may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on us for an undetermined period. There can be no assurances that we will be successful or that we will realize the expected operational and financial scale, increased free cash flow, or enhanced corporate returns on invested capital currently anticipated from the Merger.

We are also incurring substantial integration-related costs related to the large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including accounting and finance, asset management, benefits, billing, health, safety and environmental, human resources, maintenance, marketing, payroll and purchasing. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the integration of our operations.

Risks Related to Accounting and Financial Matters

Customer credit risks could result in losses.

The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. Further, laws in some jurisdictions in which we operate could make collection difficult or time consuming. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure such reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

In addition, customers experiencing financial difficulty may delay payment for our products and services. Such delays, even if accounts are ultimately paid in full, could reduce our cash resources available and materially and adversely impact our credit available from suppliers and financial institutions.

Restrictions in the agreement governing our Revolving Credit Facility ("RCF") could adversely affect our business, financial condition, results of operations and stock price.

The operating and financial restrictions in our RCF and any future financing agreements could restrict our ability to finance future operations or capital needs, or otherwise pursue our business activities. These limit our and our subsidiaries' ability to, among other things, prepay certain indebtness and pay dividends or buyback shares. Furthermore, our RCF contains financial covenants which if we fail to comply with could result in an event of default, which, if not cured or waived, would permit the exercise of remedies against us that could have a material adverse effect on our business, results of operations and financial position. In addition, any borrowings under our RCF may be at variable rates of interest that expose us to interest rate risk. If interest rates continue to increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and our net income and cash flows will correspondingly decrease.

Risks Related to Legal and Regulatory Requirements

Our operations and our customers' operations are subject to a variety of governmental laws and regulations that may increase our costs, limit the demand for our services and products or restrict our operations.

Our business and our customers' businesses may be significantly affected by:

- federal, state and local and non-U.S. laws and other regulations relating to oilfield operations, worker safety and protection of the environment and natural resources;
- changes in these laws and regulations; and
- the level of enforcement of these laws and regulations.

In addition, we depend on the demand for our services and products from the oil and gas industry. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry in general. For example, the adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect our operations by limiting demand for our services and products. In addition, some non-U.S. countries may adopt regulations or practices that give advantage to indigenous oil companies in bidding for oil leases or require indigenous companies to perform oilfield services currently supplied by the Company and other international service companies. To the extent that such companies are not our customers, or we are unable to develop relationships with them, our business may suffer. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Because of our non-U.S. operations and sales, we are also subject to changes in non-U.S. laws and regulations that may encourage or require hiring of local contractors or require non-U.S. contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If we fail to comply with any applicable law or regulation, our business, financial condition and results of operations may be adversely affected.

Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.

Our oil and gas exploration and production customers' operations in the U.S. and other countries are subject to stringent federal, state and local legal requirements governing environmental protection. These requirements may take the form of laws, regulations, executive actions and various other legal initiatives. See Part I, Item 1. "Business – Environmental and Occupational Health and Safety Regulation" for more discussion on these matters. Compliance with these regulations and other regulatory initiatives, or any other new environmental laws and regulations could, among other things, require us or our customers to install new or modified emission controls on equipment or processes, incur longer permitting timelines, and incur significantly increased capital or operating expenditures, which costs may be significant. Additionally, one or more of these developments that impact our customers could reduce demand for our products and services, which could have a material adverse effect on our business, results of operations and financial condition.

Our operations may be adversely affected by various laws and regulations in countries in which we operate relating to the equipment and operation of drilling units, oil and gas exploration and development, as well as import and export activities.

Governing bodies have enacted and may propose legislation or regulations that would materially limit or prohibit drilling in certain areas. The issuance of more stringent safety and environmental guidelines, regulations or moratoria for drilling could disrupt, delay or cancel drilling operations, increase the cost of drilling operations or reduce the area of operations for drilling. If laws are enacted or other governmental action is taken that restricts or prohibits drilling in our expected areas of operation, demand for our services and products could be reduced and our business could be materially adversely affected.

Governments in some foreign countries have been increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries, including local content requirements for participating in tenders. Many governments favor or effectively require that contracts be awarded to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may result in inefficiencies or put us at a disadvantage when we bid for contracts against local competitors.

In addition, the shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by unique customs laws and regulations in each of the countries where we operate. Moreover, many countries control the import and export of certain goods, services and technology and impose related import and export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. We are subject to U.S. anti-boycott laws. The U.S. and other countries also from time to time may impose special punitive tariff regimes targeting goods from certain countries.

The laws and regulations concerning import and export activity, recordkeeping and reporting, import and export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. An economic downturn may increase some foreign governments' efforts to enact, enforce, amend or interpret laws and regulations as a method to increase revenue. Materials that we import can be delayed and denied for varying reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with these applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

We are required to comply with a number of complex laws pertaining to business conduct, including the U.S. Foreign Corrupt Practices Act and similar legislation enacted by Governments outside the U.S.

We operate internationally and in some countries with high levels of perceived corruption commonly gauged according to the Transparency International Corruption Perceptions Index. We must comply with complex foreign and U.S. laws including the United States Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act 2010 and the United Nations Convention Against Corruption, which prohibit engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. We do business and may in the future do additional business in countries and regions in which we may face, directly or indirectly, corrupt demands by officials, tribal or insurgent organizations, or by private entities in which corrupt offers are expected or demanded. Furthermore, many of our operations require us to use third parties to conduct business or to interact with people who are deemed to be governmental officials under the anticorruption laws. Thus, we face the risk of unauthorized payments or offers of payments or other things of value by our employees, contractors or agents. It is our policy to implement compliance procedures to prohibit these practices. However, despite those safeguards and any future improvements to them, our employees, contractors, and agents may engage in conduct for which we might be held responsible, regardless of whether such conduct occurs within or outside the U.S. We may also be held responsible for any violations by an acquired company that occur prior to an acquisition, or subsequent to the acquisition but before we are able to institute our compliance procedures. In addition, our non-U.S. competitors that are not subject to the FCPA or similar anticorruption laws may be able to secure business or other preferential treatment in such countries by means that such laws prohibit with respect to us. A violation of any of these laws, even if prohibited by our policies, may result in severe criminal and/or civil sanctions and other penalties, and could have a material adverse effect on our business. Actual or alleged violations could damage our reputation, be expensive to defend, and impair our ability to do business.

We have conducted an internal investigation of the operations of certain of Frank's foreign subsidiaries in West Africa including possible violations of the FCPA, our policies and other applicable laws. In June 2016, we voluntarily disclosed the existence of our internal review to the SEC and the U.S. Department of Justice ("DOJ"). The DOJ has provided a declination, subject to the Company and the SEC reaching a satisfactory settlement of civil claims. We are discussing a possible resolution with the SEC and, based on the course of these discussions to date, we believe that a final resolution of this matter is likely to include a civil penalty in the amount of approximately $8 million. While we believe the final resolution of this matter is nearing a conclusion, there can be no assurance as to the timing or the terms of any final resolution, including the amount of any civil penalty, or that a settlement will be reached at all. In the event a settlement is not reached, litigation may ensue and, accordingly, the actual loss incurred in connection with this matter could exceed the expected amount and may have a material adverse effect on our financial position, results of operations or cash flows.

Compliance with laws and regulations on trade sanctions and embargoes including those administered by the United States Department of the Treasury's Office of Foreign Assets Control also poses a risk to us. We cannot provide products or services to or in certain countries subject to U.S. or other international trade sanctions or to certain individuals and entities subject to sanctions. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable trade-related laws and regulations, even if prohibited by our policies, could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments and loss of import and export privileges. It is our policy to implement procedures concerning compliance with applicable trade sanctions, export controls, and other trade-related laws and regulations. However, despite those safeguards and any future improvements to them, our employees, contractors, and agents may engage in conduct for which we might be held responsible, regardless of whether such conduct occurs within or outside the U.S. We may also be held responsible for any violations by an acquired company that occur prior to an acquisition, or subsequent to the acquisition but before we are able to institute our compliance procedures.

There are various risks associated with greenhouse gases and climate change legislation or regulations that could result in increased operating costs and reduced demand for our services.

The threat of climate change continues to attract considerable attention. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. As a result, our operations are subject to a series of regulatory, political, litigation, and financial risks associated with the production and processing of fossil fuels and emission of GHGs. See Part I, Item 1. "Business—Environmental and Occupational Health and Safety Regulation" for more discussion on the threat of climate and restriction of GHG emissions. The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming fossil fuels, and thereby reduce demand for, oil and natural gas, which could reduce demand for our services and products. Additionally, political, litigation and financial risks may result in our oil and natural gas customers restricting or canceling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce demand for our services and products. One or more of these developments could have a material adverse effect on our business, financial condition and results of operations.

Data protection and regulations related to privacy, data protection and information security could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations, as well as have an impact on our reputation.

We are subject to regulations related to privacy, data protection and information security in the jurisdictions in which we do business. As privacy, data protection and information security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place.

In recent years, there has been increasing regulatory enforcement and litigation activity in the areas of privacy, data protection and information security in the U.S. and in various countries in which we operate. In addition, legislators and/or regulators in the U.S., the EU and other jurisdictions in which we operate are increasingly adopting or revising privacy, data protection and information security laws that could create compliance uncertainty and could increase our costs or require us to change our business practices in a manner adverse to our business. Compliance with current or future privacy, data protection and information security laws could significantly impact our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of employee information and information regarding others with whom we do business. Our failure to comply with privacy, data protection and information security laws could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations and overall business, as well as have an impact on our reputation. For example, the EU's General Data Protection Regulations 2016/679 (the "GDPR"), as supplemented by any national laws (such as in the United Kingdom ("U.K."), the Data Protection Act 2018) and further implemented through binding guidance from the European Data Protection Board, came into effect on May 25, 2018. The GDPR expanded the scope of the EU data protection law to all foreign companies processing personal data of European Economic Area individuals and imposed a stricter data protection compliance regime, including the introduction of administrative fines for non-compliance, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 GDPR. Our business may also face reputational damages as a result of any personal data breach or violation of the GDPR.

Risks Related to Our Common Stock

As a Dutch company with limited liability, the rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Dutch company with limited liability (*Naamloze Vennootschap*). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our Board may be different from those in companies governed by the laws of U.S. jurisdictions.

For example, resolutions of the general meeting of shareholders may be taken with majorities different from the majorities required for adoption of equivalent resolutions in, for example, Delaware corporations. Although shareholders will have the right to approve legal mergers or demergers, Dutch law does not grant appraisal rights to a company's shareholders who wish to challenge the consideration to be paid upon a legal merger or demerger of a company.

In addition, if a third party is liable to a Dutch company, under Dutch law shareholders generally do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their ordinary shares. Only in the event that the cause of liability of such third party to the company also constitutes a tortious act directly against such shareholder and the damages sustained are permanent, may that shareholder have an individual right of action against such third party on its own behalf to recover damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment (*verklaring voor recht*), for example declaring that a party has acted wrongfully or has breached a fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement which provides for monetary compensation for damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties, whereby an individual injured party will have the choice to opt-out within the term set by the court (at least three months). Such individual injured party may also individually institute a civil claim for damages within the before mentioned term.

Furthermore, certain provisions of Dutch corporate law have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Board. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of our Board than if we were incorporated in the U.S. In the performance of its duties, our Board will be required by Dutch law to act in the interest of the Company and its affiliated business, and to consider the interests of our company, our shareholders, our employees and other stakeholders in all cases with reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, interests of our shareholders.

Our articles of association and Dutch corporate law contain provisions that may discourage a takeover attempt.

Provisions contained in our amended and restated articles of association and the laws of the Netherlands could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Provisions of our articles of association impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. Among other things, these provisions do not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders.

In addition, based on Dutch corporate law and our articles of association, the 2022 annual general meeting of shareholders has authorized our Board, for a period of eighteen months as of the date of the 2022 annual meeting, to issue common stock, up to 20% of the issued share capital, for any legal purpose, which could include defensive purposes, without further shareholder approval being needed.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

It may be difficult for you to obtain or enforce judgments against us or some of our executive officers and directors in the U.S. or the Netherlands.

We were formed under the laws of the Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of the Netherlands and our amended and restated articles of association.

In the absence of an applicable convention between the U.S. and the Netherlands providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards and divorce decrees) in civil and commercial matters, a judgment rendered by a court in the U.S. will not automatically be recognized by the courts of the Netherlands. In principle, the courts of the Netherlands will be free to decide, at their own discretion, if and to what extent a judgment rendered by a court in the United States should be recognized in the Netherlands.

Without prejudice to the above, in order to obtain enforcement of a judgment rendered by a U.S. court in the Netherlands, a claim against the relevant party on the basis of such judgment should be brought before the competent court of the Netherlands. During the proceedings such court will assess, when requested, whether a foreign judgment meets the above conditions. In the affirmative, the court may order that substantive examination of the matter shall be dispensed with. In such case, the court will confine itself to an order reiterating the foreign judgment against the party against whom it had been obtained. Otherwise, a new substantive examination will take place.

In all of the above situations, we note the following rules as applied by Dutch courts:
- where all other elements relevant to the situation at the time of the choice are located in a country other than the country whose law has been chosen, the choice of the parties shall not prejudice the application of provisions of the law of that other country which cannot be derogated from by agreement;
- the overriding mandatory provisions of the law of the courts remain applicable (irrespective of the law chosen);
- effect may be given to overriding mandatory provisions of the law of the country where the obligations arising out of the relevant transaction documents have to be or have been performed, insofar as those overriding mandatory provisions render the performance of the contract unlawful; and
- the application of the law of any jurisdiction may be refused if such application is manifestly incompatible with the public policy (*openbare orde*) of the courts.

Under our amended and restated articles of association, we will indemnify and hold our officers and directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our amended and restated articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the Netherlands and subject to the jurisdiction of Dutch courts, unless those rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the U.S. under U.S. securities laws, this provision could make judgments obtained outside of the Netherlands more difficult to have recognized and enforced against our assets in the Netherlands or jurisdictions that would apply Dutch law. Insofar as a release is deemed to represent a condition, stipulation or provision binding any person acquiring our ordinary shares to waive compliance with any provision of the Securities Act or of the rules and regulations of the SEC, such release will be void.

Certain of the shareholders of the Company have the ability to exercise significant influence over certain corporate actions.

Entities affiliated with Oak Hill Advisors, L.P. and members of the Mosing family and entities they control could have significant influence over the outcome of matters requiring a shareholder vote, including the election of directors, the adoption of any amendment to the articles of association of the Company and the approval of mergers and other significant corporate transactions. Their influence over the Company may have the effect of delaying or preventing a change of control or may adversely affect the voting and other rights of other shareholders. In addition, entities affiliated with Oak Hill Advisors, L.P. have the right to designate (i) two persons as its nominees for election to the Board as non-executive directors for so long as the Oak Hill Group (as defined in the Director Nomination Agreement) collectively owns shares of Common Stock equal to at least 20% of the total shares outstanding and (ii) one person as its nominee for election to the Board as a non-executive director for so long as the Oak Hill Group collectively owns shares of Common Stock equal to at least 10% (but less than 20%) of the total shares outstanding. Upon the Oak Hill Group ceasing to collectively own shares of Common Stock equal to at least 10% of the total shares outstanding, Oak Hill Advisors will not have a right to designate a director to the Board. Further, members of the Mosing family have the right to designate one person as their nominee for election to the Board as a non-executive director. Upon the Mosing Family Members (as defined in the Director Nomination Agreement) ceasing to collectively own shares of Common Stock equal to at least 10% of the total shares outstanding, the members of the Mosing family will not have a right to designate a director to the Board. Finally, if these shareholders were in the future to sell all or a material number of shares of Company Common Stock, the market price of Company's Common Stock could be negatively impacted.

Risks Related to Tax Matters

Changes in tax laws, treaties or regulations or adverse outcomes resulting from examination of our tax returns could adversely affect our financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both in the U.S. and internationally. Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate or are resident. Our income tax expense is based upon the interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. If any country successfully challenges our income tax filings based on our structure, or if we otherwise lose a material tax dispute, our effective tax rate on worldwide earnings could increase substantially and our financial results could be materially adversely affected.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

In order to design, manufacture and service the proprietary equipment that support our operations, as well as the products that we offer for sale directly to external customers, we maintain several manufacturing and service facilities around the world. We currently provide our services and products in approximately 60 countries.

The following table details our material facilities by segment, owned or leased by us as of December 31, 2022.

Location	Leased or Owned	Principal/Most Significant Use
All Segments		
Houston, Texas	Leased	Corporate office
Reading, United Kingdom	Leased	Corporate office
Aberdeen, Scotland	Owned/Leased	Regional operations, manufacturing, engineering and administration
Lafayette, Louisiana	Owned	Regional operations, manufacturing, engineering and administration
NLA		
Georgetown, Guyana	Leased	Regional operations
Macaé, Brazil	Owned	Regional operations and administration
Neuquen, Argentina	Leased	Regional operations
New Iberia, Louisiana	Leased	Regional operations
Villahermosa, Mexico	Leased	Regional operations
ESSA		
Den Helder, the Netherlands	Owned/Leased	Regional operations and administration
Stavanger, Norway	Leased	Regional operations
MENA		
Al Khobar, Saudi Arabia	Leased	Regional operations
Dubai, United Arab Emirates	Owned/Leased	Regional operations and administration
Hassi Messaoud, Algeria	Leased	Regional operations
APAC		
Kuala Lumpur, Malaysia	Leased	Regional operations and administration
Labuan, Malaysia	Leased	Regional operations
Perth, Australia	Leased	Regional operations

Our largest manufacturing facilities are located in Aberdeen, Scotland and Lafayette, Louisiana, where we design and manufacture a substantial portion of our service equipment. We believe the facilities that we currently occupy are suitable for their intended use.

Item 3. *Legal Proceedings*

Information related to Item 3. Legal Proceedings is included in Note 18 "*Commitments and contingencies*" to the consolidated financial statements.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is traded on the NYSE under the symbol "XPRO". Prior to the Merger, our common stock traded on the NYSE under the symbol "FI".

On February 21, 2023, we had 108,817,989 shares of common stock outstanding. The common shares outstanding at February 21, 2023, were held by approximately 20 record holders. The actual number of shareholders is greater than the number of holders of record.

Dividend Policy

The declaration and payment of future dividends will be at the discretion of our Board and will depend upon, among other things, future earnings, general financial condition, liquidity, capital requirements, restrictions contained in our financing agreements and general business conditions. Accordingly, there can be no assurance that we will pay dividends.

Unregistered Sales of Equity Securities

We did not have any sales of unregistered equity securities during the year ended December 31, 2022, that we have not previously reported on a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

On June 16, 2022, the Board approved a new stock repurchase program, under which we are authorized to acquire up to $50.0 million of our outstanding common stock through November 24, 2023 (the "Stock Repurchase Program"). Under the Stock Repurchase Program, we may repurchase shares of our common stock in open market purchases, in privately negotiated transactions or otherwise. The Stock Repurchase Program is being utilized at management's discretion and in accordance with U.S. federal securities laws. The timing and actual numbers of shares repurchased, if any, will depend on a variety of factors including price, corporate requirements, the constraints specified in the Stock Repurchase Program along with general business and market conditions. The Stock Repurchase Program does not obligate us to repurchase any particular amount of common stock, and it could be modified, suspended or discontinued at any time. From the inception of this program in June 2022 to date, we repurchased 1.1 million shares of our common stock for a total cost of approximately $13.0 million. Following is a summary of repurchases of our common stock during the three months ended December 31, 2022:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased Under the Program (2)
October 1 - October 31	--	$ --	--	$ 37,004,400
November 1 - November 30	--	$ --	--	$ 37,004,400
December 1 - December 31	--	$ --	--	$ 37,004,400
Total	--	$ --	--	

1) This table excludes shares withheld from employees to satisfy tax withholding requirements on equity-based transactions. We administer cashless settlements and do not repurchase stock in connection with cashless settlements.
2) Our Board authorized a program to repurchase our common stock from time to time. Approximately $37 million remained authorized for repurchases as of December 31, 2022, subject to the limitation set in our shareholder authorization for repurchases of our common stock, which is approximately 10% of the common stock issued as of March 21, 2022.

Performance Graph

The following performance graph compares the performance of our common stock to the Russell 2000 Index, the PHLX Oil Service Sector Index ("OSX"), the SPDR S&P Oil & Gas Equipment & Services ETF ("XES") and to a peer group established by management. The peer group consists of the following companies: Baker Hughes Company, ChampionX Corporation, Core Laboratories N.V., Dril-Quip, Inc., TechnipFMC plc, Halliburton Company, Helix Energy Solutions Group Inc., National Energy Services Reunited Corp., NexTier Oilfield Solutions Inc., Oceaneering International, Inc., NOV Inc. and Schlumberger Limited.

The graph below compares the cumulative total return to holders of our common stock with the cumulative total returns of the Russell 2000 Index, the OSX, the XES and our peer group for the period from December 31, 2017 through December 31, 2022. The graph assumes that the value of the investment in our common stock was $100 at December 31, 2017 and for each index (including reinvestment of dividends) and tracks the return on the investment through December 31, 2022. The shareholder return set forth herein is not necessarily indicative of future performance.



The performance graph above and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate by reference.

Item 6. *Reserved*

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K includes certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include those that express a belief, expectation or intention, as well as those that are not statements of historical fact. Forward-looking statements include information regarding our future plans and goals and our current expectations with respect to, among other things:

- our business strategy and prospects for growth;
- post-Merger integration;
- our cash flows and liquidity;
- our financial strategy, budget, projections and operating results;
- the amount and timing of any future share repurchases;
- the amount, nature and timing of capital expenditures;
- the availability and terms of capital;
- the exploration, development and production activities of our customers;
- the market for our existing and future products and services;
- competition and government regulations; and
- general economic and political conditions, including political tensions, conflicts and war (such as the ongoing Russian war in Ukraine).

These forward-looking statements are generally accompanied by words such as "anticipate," "believe," "estimate," "expect," "goal," "plan," "intend," "potential," "predict," "project," "may," "outlook," or other terms that convey the uncertainty of future events or outcomes, although not all forward-looking statements contain such identifying words. The forward-looking statements in this Form 10-K speak only as of the date of this report; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. Forward-looking statements are not assurances of future performance and involve risks and uncertainties. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

- continuing uncertainty relating to global crude oil demand and crude oil prices that correspondingly may lead to further significant reductions in domestic oil and gas activity, which in turn could result in further significant declines in demand for our products and services;
- uncertainty regarding the extent and duration of the remaining restrictions in the U.S. and globally on various commercial and economic activities due to global pandemics and epidemics (including COVID-19), including uncertainty regarding the re-imposition of restrictions due to resurgences in infection rates;
- uncertainty regarding the timing, pace and extent of an economic recovery, or economic slowdown or recession, in the U.S. and other countries, which in turn will likely affect demand for crude oil and therefore the demand for the products and services we provide and the commercial opportunities available to us;
- the impact of current and future laws, rulings, governmental regulations, accounting standards and statements, and related interpretations;
- unique risks associated with our offshore operations;
- political, economic and regulatory uncertainties in our international operations, including the impact of actions taken by the OPEC and non-OPEC nations with respect to production levels and the effects thereof;

- our ability to develop new technologies and products;

- our ability to protect our intellectual property rights;

- our ability to attract, train and retain key employees and other qualified personnel;

- operational safety laws and regulations;

- international trade laws and sanctions;

- severe weather conditions and natural disasters, and other operating interruptions (including explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);

- policy or regulatory changes;

- the overall timing and level of transition of the global energy sector from fossil-based systems of energy production and consumption to more renewable energy sources;

- perception related to our ESG performance as well as current and future ESG reporting requirements; and

- uncertainty with respect to integration and realization of expected synergies following completion of the Merger.

These and other important factors that could affect our operating results and performance are described in (i) Part I, Item 1A "Risk Factors" and in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K, and elsewhere within this Form 10-K, (ii) our other reports and filings we make with the SEC from time to time and (iii) other announcements we make from time to time. Should one or more of the risks or uncertainties described in the documents above or in this Form 10-K occur, or should underlying assumptions prove incorrect, our actual results, performance, achievements or plans could differ materially from those expressed or implied in any forward-looking statements. All such forward-looking statements in this Form 10-K are expressly qualified in their entirety by the cautionary statements in this section.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto included in Part II, Item 8, "Financial Statements and Supplementary Data" included in this Form 10-K.

This section contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations, and involve risks and uncertainties. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements because of various factors, including those described in the sections titled "Cautionary Note Regarding Forward-Looking Statements," Part I, Item 1A, "Risk Factors" and elsewhere in this Form 10-K.

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

Unless otherwise indicated, references to the terms "Frank's" refers to Frank's International N.V., the predecessor reporting entity prior to the Merger, references to "Legacy Expro" refer to Expro Group Holdings International Limited, the entity acquired by the Company, and references to "Expro," the "Company," "we," "our," and "us" refer to Expro Group Holdings N.V., following the consummation of the Merger and unless the context otherwise requires, Frank's prior to the consummation of the Merger.

Overview of Business

Working for clients across the entire well life cycle, we are a leading provider of energy services, offering cost-effective, innovative solutions and what we consider to be best-in-class safety and service quality. The Company's extensive portfolio of capabilities spans well construction, well flow management, subsea well access, and well intervention and integrity solutions.

With roots dating to 1938, we have approximately 7,600 employees and provide services and solutions to leading exploration and production companies in both onshore and offshore environments in approximately 60 countries.

Our broad portfolio of products and services are designed to enhance production and improve recovery across the well lifecycle from exploration through abandonment, including:

Well Construction

- Our well construction products and services support customers' new wellbore drilling, wellbore completion and recompletion, and wellbore plug and abandonment requirements. In particular, we offer advanced technology solutions in drilling, tubular running services, cementing and tubulars. With a focus on innovation, we are continuing to advance the way wells are constructed by optimizing process efficiency on the rig floor, developing new methods to handle and install tubulars and mitigating well integrity risks.

Well Management

Our well management offerings consist of well flow management, subsea well access and well intervention and integrity services:

- Well flow management: We gather valuable well and reservoir data, with a particular focus on well-site safety and environmental impact. We provide global, comprehensive well flow management systems for the safe production, measurement and sampling of hydrocarbons from a well during the exploration and appraisal phase of a new field; the flowback and clean-up of a new well prior to production; and in-line testing of a well during its production life. We also provide early production facilities to accelerate production; production enhancement packages to enhance reservoir recovery rates through the realization of production that was previously locked within the reservoir; and metering and other well surveillance technologies to monitor and measure flow and other characteristics of wells.

- Subsea well access: With over 35 years of experience providing a wide range of fit-for-purpose subsea well access solutions, our technology aims to ensure safe well access and optimized production throughout the lifecycle of the well. We provide what we believe to be the most reliable, efficient and cost-effective subsea well access systems for exploration and appraisal, development, intervention and abandonment, including an extensive portfolio of standard and bespoke Subsea Test Tree Assemblies, a rig-deployed Intervention Riser System and a vessel-deployed, wire through water Riserless Well Intervention System. We also provide systems integration and project management services.

- Well intervention and integrity: We provide well intervention solutions to acquire and interpret well data, ensure well bore integrity and improve production. In addition to our extensive fleet of mechanical and cased hole wireline units, we have recently introduced a number of cost-effective, innovative well intervention services, including CoilHose™, a lightweight, small-footprint solution for wellbore lifting, cleaning and chemical treatments; Octopoda™, for fluid treatments in wellbore annuli; and Galea™, an autonomous well intervention solution. We also possess several other distinct technical capabilities, including non-intrusive metering technologies and wireless telemetry systems for reservoir monitoring.

We operate a global business and have a diverse and relatively stable customer base that is comprised of national oil companies ("NOC"), international oil companies ("IOC"), independent exploration and production companies ("Independents") and service partners. We have strong relationships with a number of the world's largest NOCs and IOCs, some of which have been our customers for decades. We are dedicated to safely and sustainably delivering maximum value to our customers.

We organize and manage our operations on a geographical basis. Our reporting structure and the key financial information used by our management team is organized around our four operating segments: (i) NLA, (ii) ESSA, (iii) MENA and (iv) APAC.

How We Generate Our Revenue

Our revenue is derived primarily from providing services in well construction, well flow management, subsea well access and well intervention and integrity to operators globally. Our revenue includes equipment service charges, personnel charges, run charges and consumables. Some of our contracts allow us to charge for additional deliverables, such as the costs of mobilization of people and equipment and customer specific engineering costs associated with a project. We also procure products and services on behalf of our customers that are provided by third parties for which we are reimbursed with a mark-up or in connection with an integrated services contract. We also design, manufacture and sell equipment, which is typically done in connection with a related operations and maintenance arrangement with a particular customer. In addition, we also generate revenue from the sale of certain well construction products.

For the year ended December 31, 2022, approximately 79% of our revenue was generated outside of the United States and approximately 70% of our revenue was generated by activities related to offshore oil and gas operations. Approximately 70% of our revenue was generated by services tied to drilling and completions-related activities, which are generally funded by customers' capital expenditures, and approximately 30% of our revenue was generated by production optimization related activities, which are generally funded by customers' operating expenditures rather than capital expenditures.

Market Conditions and Price of Oil and Gas

Fiscal year 2022 has seen positive signs of recovery in the market following the impact of the COVID-19 pandemic and the Russian war in Ukraine. There are a number of market factors that have had, and may continue to have, an effect on our business, including:

- The market for energy services and our business are substantially dependent on the price of oil and, to a lesser extent, the regional price of gas, which are both driven by market supply and demand. Changes in oil and gas prices impact customers' willingness to spend on exploration and appraisal, development, production and abandonment activities. The extent of the impact of a change in oil and gas prices on these activities varies extensively between geographic regions, types of customers, types of activities and the financial returns of individual projects. In response to this uncertain industry outlook, we continue to evaluate additional cost saving opportunities in order to reduce service delivery costs, increase productivity and improve profitability; however, our commitment to safety, service quality and innovation remains steadfast.

- Oil demand in 2022 exceeded 2021; in 2023 liquids demand is estimated to approximate 2019 levels. Brent prices remained volatile during the fourth quarter of 2022, with the average Brent oil price falling as a result of a slowdown in demand growth and tighter governmental monetary policies, offset by falling global oil inventories, uncertainty around the impact of the latest sanctions on Russia, and continued production restraint from OPEC+ members. In February 2023, Russia announced that it will cut production by 500,000 bbl/d in March, equivalent to 5% of its January output, following the enactment of the EU embargo and the $60 per barrel price cap for Russian oil.

- Following the multi-year underinvestment in new reserves, Expro and other energy service companies expect that operators will increase activity levels in exploration and development in 2023 and beyond, while maintaining fiscal discipline.

- Activity related to gas production and associated asset development is continuing to accelerate in the North Sea, Sub-Saharan Africa and MENA as a result of Russian gas supply shortfalls and Europe's effort to diversify its gas supply and reduce its reliance on Russian pipeline gas supplies over the long term.

- Growth is not expected to be uniform across geo-markets or type of activity; however, international and deepwater activity are expected to continue to improve in 2023 and beyond. We also expect that the demand for services related to brownfield and production enhancement and infield development programs will continue to show increased demand. In addition, we envisage an increase in demand for early production facilities, especially in support of gas and liquified natural gas ("LNG") developments.

- The clean energy transition continues to gain momentum. Hydrocarbons, however, are expected to continue to play a vital role in the transition towards more sustainable energy resources, with natural gas in particular acting as a key transition fuel and potentially as a structural source of low carbon electricity generation. We also believe that the existing expertise and future innovation within the energy services sector, both to reduce emissions and enhance efficiency, will be critical. We are already active in the early-stage carbon capture and storage segment and have expertise and established operations within the geothermal and flare reduction segments. We continue to develop technologies to enhance the sustainability of our customers' operations which, along with our digital transformation initiatives, are expected to enable us to continue to support our customers' commercial and environmental initiatives. As the industry changes, we continue to evolve our approach to adapt and help our customers address the critical energy transition.

- Increased expectations of host countries in regard to local content is another multi-year trend that gained additional momentum in recent years. Our commitment to developing local capabilities and in-country personnel has reduced our dependence on international staff, enabling us to continue to service our customers in their ongoing operations and mitigate some of the operational challenges associated with pandemic-related travel restrictions.

Outlook

Demand continues to improve despite volatile oil prices, with oil demand forecast to return to pre-pandemic levels in early 2023. The U.S. Energy Information Administration ("EIA") estimates that global liquids consumption will increase from an average of 99.4 million barrels per day ("b/d") in 2022 to 100.5 million b/d in 2023 (approximating 2019 consumption levels) and rise further to 102.2 million b/d in 2024. The EIA expects continued OPEC+ production growth in 2023 and a further increase of 0.8 million b/d over 2022, to average 29.5 million b/d in 2024. The increase in OPEC+ production along with growth in U.S. oil production in 2023 (expected to rise to 12.4 million b/d in 2023 and 12.8 million b/d in 2024, greater than the highest annual average U.S. crude oil production on record) is expected to lead to an overall build in global oil inventories in 2023. As a result, the EIA has reduced its forecast for Brent crude oil spot prices from its third quarter prediction to an average $83 per barrel in 2023 and $78 per barrel in 2024, compared to an average $101 per barrel in 2022. The EIA's third quarter forecast was an average $102 per barrel in 2022 and $95 per barrel in 2023, so the EIA is increasingly forecasting a stabilizing oil price with lower price peaks.

In addition to the improving oil market outlook, global natural gas prices remain elevated due to a combination of sustained economic activity and energy security concerns in Europe driving continued strong demand for LNG to replace Russian pipeline gas. The global demand for natural gas is set to decline from the highs of 2022 as domestic consumption from the electric power and industrial sectors is reduced and LNG exports remain relatively flat, limiting further upwards pricing pressures in 2023.

The EIA expects Henry Hub spot prices to decrease to an average of $4.90 per million British thermal unit ("MMBtu") in 2023, down close to 25% from $6.42 MMBtu in 2022, then falling to $4.80/MMBtu in 2024 as natural gas production outpaces an increase in LNG exports resulting from rising LNG export capacity. Rystad forecasts the European and Asian LNG spot price to trade at approximately $32.0/MMBtu and $30.0/MMBtu respectively in 2023, a reduction from previous forecasts as record-strong LNG supplies have driven a storage build, suggesting a comparably softer market for 2023. The market does however remain tight for 2023 with upside risks due to further reduction in Russian gas and LNG exports, cold spells in the northern hemisphere, and a recovery in Chinese demand.

The outlook for 2023 indicates a continuing recovery in exploration and production expenditures, with investments expected to reach pre-pandemic levels with growth maintained in offshore shelf activity, driven by Latin America, shale / tight oil led by the U.S. land markets, and significant investments in incremental capacity in the Middle East, including Saudi Arabia, the United Arab Emirates and Qatar, in order to offset the decline in Russian gas supply.

As a result, we expect demand for our services and solutions to continue to trend positively through 2023. The following provides an outlook for 2023 by our reporting segments based on data from Spears and Associates, Inc.

NLA: In North America, activity is projected to increase in 2023 by approximately 12% to 810 active rigs and over 21,900 new well spuds, which will also support an increase of 6% in frac activity over 2022. Approximately 792 rigs are forecast to be active in onshore North America, and 18 rigs active offshore, a 20% increase over 2022 active offshore rig count. The rate of growth has decelerated recently, most likely due to increased oilfield inflation and fiscal discipline from operators looking to return excess cash to investors or use cash to reduce financial leverage. In Latin America, drilling activity is forecast to increase 19% in 2023 to 202 active rigs and approximately 2,700 new wells, driven by the continued recovery in Argentina and Mexico, two countries with the highest drilling activity in the region. Offshore drilling activity in Latin America is forecast to rise 13% to 44 active rigs and 280 wells, driven by Brazil and Mexico, but offshore activity in Guyana is also expected to remain buoyant.

ESSA: European drilling is projected to average 84 active rigs in 2023 (up 14%) accounting for approximately 775 new wells. Offshore drilling is projected to rise by 9% in 2023, averaging 35 rigs with 425 new wells. As a result of energy security concerns and a desire by European policy makers to reduce reliance on Russian oil and gas imports, there remains an increased focus on North Sea operations and production optimization from existing assets, core areas of Expro's expertise. In Sub-Saharan Africa, drilling activity is forecast to jump by 12% in 2023 to average 129 active rigs, drilling over 1,000 new wells. Sub-Saharan Africa growth is driven by offshore activity with 16% growth forecast in 2023, with the progression of development programs for a number of large offshore projects. In addition, exploration campaigns in Namibia are also progressing. New gas and LNG projects are expected to boost Africa's natural gas production to record levels over the next decade, driven by Europe's demand for non-Russian imports and Africa's own gas demand rising.

MENA: In the Middle East and North Africa, drilling activity is projected to rise substantially in 2023 (26%) to an average of 356 active rigs, drilling over 3,100 new wells as Saudi Arabia seeks to meet increased demand for its oil with several large oilfield expansion schemes. Abu Dhabi, Qatar and Iraq also plan to increase their production capacity. There also is increased focus on infield development and production optimization and enhancement projects to increase production rates (for example in Saudi Arabia, Iraq and Qatar), also adding to a positive future activity outlook.

APAC: In Asia-Pacific, drilling activity is forecast to increase by 11% with 189 active rigs drilling around 2,500 new wells in 2023. Offshore activity is forecast to grow 20% to an average of 49 rigs, with growth primarily in India, Indonesia, Malaysia and Thailand. In addition, carbon capture, utilization and storage project interest is growing, with opportunities being investigated in Thailand as well as in Indonesia, Australia and Malaysia. Production enhancement, well intervention and well abandonment activities are also gaining momentum.

How We Evaluate Our Operations

We use a number of financial and operational measures to routinely analyze and evaluate the performance of our business, including Revenue, Adjusted EBITDA, Adjusted Cash Flow from Operations and Cash Conversion.

Revenue: We analyze our performance by comparing actual monthly revenue by operating segments and areas of capabilities to our internal projections for each month. Our revenue is primarily derived from well construction, well flow management, subsea well access and well intervention and integrity solutions.

Adjusted EBITDA: We regularly evaluate our financial performance using Adjusted EBITDA. Our management believes Adjusted EBITDA is a useful financial performance measure as it excludes non-cash charges and other transactions not related to our core operating activities and allows more meaningful analysis of the trends and performance of our core operations.

Adjusted Cash Flow from Operations: We regularly evaluate our operating cash flow performance using Adjusted Cash Flow from Operations. Our management believes Adjusted Cash Flow from Operations is a useful tool to measure the operating cash performance of the Company as it excludes exceptional payments, interest payments and non-cash charges not related to our core operating activities and allows more meaningful analysis of the trends and performance of our core operations.

Cash Conversion: We regularly evaluate our efficiency of generating cash from operations using Cash Conversion which provides a useful tool to measure Adjusted Cash Flow from Operations as a percentage of Adjusted EBITDA.

Adjusted EBITDA, Adjusted Cash Flow from Operations and Cash Conversion are non-GAAP financial measures. Please refer to the section titled "Non-GAAP Financial Measures" for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial performance measure calculated and presented in accordance with GAAP and a reconciliation of Adjusted Cash Flow from Operations to net cash provided by operating activities, the most directly comparable liquidity measure calculated and presented in accordance with GAAP.

Executive Overview

Year ended December 31, 2022 compared to year ended December 31, 2021

Certain highlights of our financial results and other key developments include:

- Revenue for the year ended December 31, 2022 increased by $453.6 million, or 54.9%, to $1,279.4 million, compared to $825.8 million for the year ended December 31, 2021. Of the total increase, $385.7 million represents an increase in well construction revenue, reflecting a full-year impact of the Merger (versus only the last quarter of 2021 in the prior year). The remaining increase was driven by higher well management revenue due to higher customer activities. Activity and revenue across all our geography-based operating segments also increased during the year ended December 31, 2022. Revenue for our segments is discussed separately below under the heading "Operating Segment Results."

- We reported a net loss for the year ended December 31, 2022 of $20.1 million, compared to a net loss of $131.9 million for the year ended December 31, 2021. The overall decrease in net loss was primarily driven by increased revenue and Adjusted EBITDA due to a combination of the impact of the Merger, Merger-related synergies and higher activity during the year ended December 31, 2022, a reduction in stock-based compensation expense of $35.7 million and a reduction in merger and integration expense of $34.0 million. The above improvement was partially offset by higher start-up and commissioning costs of $27.7 million incurred on a large subsea project in the current year and an increase in tax expenses by $25.0 million during the year ended December 31, 2022.

- Adjusted EBITDA for the year ended December 31, 2022 increased by $80.3 million, or 63.8%, to $206.2 million from $125.9 million for the year ended December 31, 2021. The overall increase in Adjusted EBITDA was due to the impact of the Merger, Merger-related synergies and higher activity during the year ended December 31, 2022, partially offset by start-up and commissioning costs incurred on a large subsea project during 2022. Adjusted EBITDA margin increased to 16.1% during the year ended December 31, 2022, as compared to 15.3% during the year ended December 31, 2021, due to a combination of favorable product mix and lower support costs as a result of merger-related synergies, partially offset by start-up and commissioning costs incurred on a large subsea project during the current period. Excluding $27.7 million of such start-up and commissioning costs during the year ended December 31, 2022, Adjusted EBITDA would have been $233.9 million and Adjusted EBITDA margin would have been 18.3%.

- Net cash provided by operating activities was $80.2 million during the year ended December 31, 2022 as compared to $16.1 million during the year ended December 31, 2021. The increase of $64.1 million in net cash provided by operating activities for the year ended December 31, 2022 was primarily due to improvements in Adjusted EBITDA of $80.3 million (despite the start-up and commissioning costs referenced above), a decrease in payment of merger and integration expenses related to the Merger of $9.8 million, and a decrease in payment of severance and other expense of $4.1 million, partially offset by unfavorable movements in working capital of $15.9 million and an increase in tax payments of $13.0 million during the year ended 31 December 2022. Adjusted Cash Flow from Operations and Cash Conversion for the year ended December 31, 2022, were $115.3 million and 55.9%, respectively, compared to $65.3 million and 51.9%, respectively, for the year ended December 31, 2021.

Selected Unaudited Financial Information for the Three Months Ended December 31, 2022 and September 30, 2022

Operating Segment Results

The following table shows revenue by segment and revenue as a percentage of total revenue by segment for the three months ended December 31, 2022 and September 30, 2022:

(in thousands)	Three Months Ended				Percentage			
	December 31, 2022		September 30, 2022		December 31, 2022		September 30, 2022	
NLA	$	131,684	$	134,574	37.5%		40.2%	
ESSA		117,344		99,809	33.4%		29.9%	
MENA		55,387		50,030	15.8%		15.0%	
APAC		46,551		49,938	13.3%		14.9%	
Total Revenue	$	350,966	$	334,351	100.0%		100.0%	

The following table shows the Segment EBITDA and Segment EBITDA as a percentage of total revenue by segment ("Segment EBITDA margin") and a reconciliation to income (loss) before income taxes for the three months ended December 31, 2022 and September 30, 2022:

(in thousands)	Three Months Ended				Segment EBITDA Margin			
	December 31, 2022		September 30, 2022		December 31, 2022		September 30, 2022	
NLA	$	35,153	$	39,743	26.7%		29.5%	
ESSA		30,179		17,760	25.7%		17.8%	
MENA		19,433		14,667	35.1%		29.3%	
APAC		3,673		(8,617)	7.9%		-17.3%	
Total Segment EBITDA	$	88,438	$	63,553	25.2%		19.0%	
Corporate costs		(23,954)		(18,849)				
Equity in income of joint ventures		5,590		3,510				
Depreciation and amortization expense		(34,538)		(34,825)				
Merger and integration expense		(4,996)		(1,629)				
Severance and other expense		(2,411)		(3,242)				
Stock-based compensation expense		(3,554)		(4,684)				
Foreign exchange gain (loss)		2,044		(7,957)				
Other income, net		1,477		432				
Interest and finance (expense) income, net		(3,468)		1,502				
Income (loss) before income taxes	$	24,628	$	(2,189)				

35

Quarter ended December 31, 2022 compared to quarter ended September 30, 2022

NLA

Revenue for the NLA segment was $131.7 million for the three months ended December 31, 2022, a decrease of $2.9 million, or 2.1%, compared to $134.6 million for the three months ended September 30, 2022. The decrease was primarily due to lower well management services revenue in Mexico and the U.S., partially offset by higher well construction services revenue in the Gulf of Mexico driven by higher customer activities.

Segment EBITDA for the NLA segment was $35.2 million, or 26.7% of revenues, during the three months ended December 31, 2022, compared to $39.7 million, or 29.5% of revenues, during the three months ended September 30, 2022. The decrease of $4.5 million in Segment EBITDA was attributable to lower activity and the reduction in Segment EBITDA margin was attributable to a less favorable product mix during the three months ended December 31, 2022.

ESSA

Revenue for the ESSA segment was $117.3 million for the three months ended December 31, 2022, an increase of $17.5 million, or 17.6%, compared to $99.8 million for the three months ended September 30, 2022. The increase in revenues was primarily driven by higher well flow management revenue in Congo from a new contract and in the U.K. from increased customer activities.

Segment EBITDA for the ESSA segment was $30.2 million, or 25.7% of revenues, for the three months ended December 31, 2022, an increase of $12.4 million, or 69.9%, compared to $17.8 million, or 17.8% of revenues, for the three months ended September 30, 2022. The increase in Segment EBITDA and Segment EBITDA margin was primarily attributable to higher activity levels and a more favorable activity mix during the three months ended December 31, 2022.

MENA

Revenue for the MENA segment was $55.4 million for the three months ended December 31, 2022, an increase of $5.4 million, or 10.7%, compared to $50.0 million for the three months ended September 30, 2022. The increase in revenue was driven by higher well flow management services revenue in Algeria and the Kingdom of Saudi Arabia.

Segment EBITDA for the MENA segment was $19.4 million, or 35.1% of revenues, for the three months ended December 31, 2022, an increase of $4.7 million, or 32.5%, compared to $14.7 million, or 29.3% of revenues, for the three months ended September 30, 2022. The increase in Segment EBITDA and Segment EBITDA margin was primarily due to higher activity and a more favorable activity mix during the three months ended December 31, 2022.

APAC

Revenue for the APAC segment was $46.6 million for the three months ended December 31, 2022, a decrease of $3.3 million, or 6.8%, compared to $49.9 million for the three months ended September 30, 2022. The decrease in revenue was primarily due to lower subsea well access revenue in Australia and Malaysia.

Segment EBITDA for the APAC segment was $3.7 million, or 7.9% of revenues, for the three months ended December 31, 2022, an increase of $12.3 million compared to $(8.6) million, or (17.3)% of revenues, for the three months ended September 30, 2022. The increase in Segment EBITDA (despite the decrease in revenues) was primarily due to lower start-up and commissioning costs incurred on a large subsea project during the three months December 31, 2022, as compared to the three months ended September 30, 2022. Excluding $4.8 million and $16.8 million of start-up and commissioning costs during the three months ended December 31, 2022 and September 30, 2022, respectively, Segment EBITDA would have been $8.5 million and $8.1 million and Segment EBITDA margin would have been 18.2% and 16.3% respectively, for the three months ended December 31, 2022 and September 30, 2022.

Non-GAAP Financial Measures

We include in this Form 10-K the non-GAAP financial measures Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Cash Flow from Operations and Cash Conversion. We provide reconciliations of net loss, the most directly comparable financial performance measure calculated and presented in accordance with GAAP, to Adjusted EBITDA. We also provide a reconciliation of Adjusted Cash Flow from Operations to net cash provided by operating activities, the most directly comparable liquidity measure calculated and presented in accordance with GAAP.

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Cash Flow from Operations and Cash Conversion are used as supplemental financial measures by our management and by external users of our financial statements, such as investors, commercial banks, research analysts and others. These non-GAAP financial measures allow our management and others to assess our financial and operating performance as compared to those of other companies in our industry, without regard to the effects of our capital structure, asset base, items outside the control of management and other charges outside the normal course of business.

We define Adjusted EBITDA as net loss adjusted for (a) income tax expense (benefit), (b) depreciation and amortization expense, (c) impairment expense, (d) severance and other expense, net, (e) stock-based compensation expense, (f) merger and integration expense, (g) gain on disposal of assets, (h) other income, net, (i) interest and finance income (expense), net and (j) foreign exchange losses. Adjusted EBITDA margin reflects our Adjusted EBITDA as a percentage of revenues.

We define Adjusted Cash Flow from Operations as net cash provided by operating activities adjusted for cash paid during the period for interest, net, severance and other expense and merger and integration expense. We define Cash Conversion as Adjusted Cash Flow from Operations divided by Adjusted EBITDA.

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Cash Flow from Operations and Cash Conversion have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. As Adjusted EBITDA, Adjusted Cash Flow from Operations and Cash Conversion may be defined differently by other companies in our industry, our presentation of Adjusted EBITDA, Adjusted Cash Flow from Operations and Cash Conversion may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

The following table presents a reconciliation of net loss to Adjusted EBITDA for each of the periods presented (in thousands):

	Year ended December 31,		
	2022	2021	2020
Net loss	$ (20,145)	$ (131,891)	$ (307,045)
Income tax expense (benefit)	41,247	16,267	(3,400)
Depreciation and amortization expense	139,767	123,866	113,693
Impairment expense [1]	-	-	287,454
Severance and other expense	7,825	7,826	13,930
Merger and integration expense	13,620	47,593	1,630
Gain on disposal of assets	-	(1,000)	(10,085)
Other income, net [2]	(3,149)	(3,992)	(3,908)
Stock-based compensation expense	18,486	54,162	-
Foreign exchange losses	8,341	4,314	2,261
Interest and finance expense, net	241	8,795	5,656
Adjusted EBITDA [3]	$ 206,233	$ 125,940	$ 100,186
Adjusted EBITDA Margin	16.1%	15.3%	14.8%

[1] Impairment expense represents impairments recorded on goodwill and other long-lived assets, including property, plant and equipment, intangible assets and operating lease right-of-use assets.

[2] Other income, net, is comprised of immaterial, unusual or infrequently occurring transactions which, in management's view, do not provide useful measures of the underlying operating performance of the business.

[3] Excluding $27.7 million of start-up and commissioning costs on a large subsea project during the year ended December 31, 2022, Adjusted EBITDA would have been $233.9 million and Adjusted EBITDA margin would have been 18.3%.

The following table provides a reconciliation of net cash provided by operating activities to Adjusted Cash Flow from Operations for each of the periods presented (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Net cash provided by operating activities	$ 80,169	$ 16,144	$ 70,391
Cash paid during the year for interest, net	3,851	4,192	2,630
Cash paid during the year for severance and other expense	3,970	8,052	15,602
Cash paid during the year for merger and integration expense	27,344	36,921	-
Adjusted Cash Flow from Operations	$ 115,334	$ 65,309	$ 88,623
Adjusted EBITDA	$ 206,233	$ 125,940	$ 100,186
Cash Conversion	55.9%	51.9%	88.5%

Results of Operations

Operating Segment Results

We evaluate our business segment operating performance using segment revenue and Segment EBITDA, as described in Note 5 "*Business segment reporting*" in our consolidated financial statements. We believe Segment EBITDA is a useful operating performance measure as it excludes non-cash charges and other transactions not related to our core operating activities and corporate costs, and Segment EBITDA allows management to more meaningfully analyze the trends and performance of our core operations by segment as well as to make decisions regarding the allocation of resources to our segments.

The following table shows revenue by segment and revenue as a percentage of total revenue by segment for the years ended December 31, 2022 and December 31, 2021:

| (in thousands) | Year Ended | | | Percentage | | |
	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020
NLA	$ 499,813	$ 193,156	$ 115,738	39.1%	23.4%	17.2%
ESSA	389,342	300,557	219,534	30.4%	36.4%	32.5%
MENA	201,495	171,136	194,033	15.7%	20.7%	28.7%
APAC	188,768	160,913	145,721	14.8%	19.5%	21.6%
Total Revenue	$ 1,279,418	$ 825,762	$ 675,026	100.0%	100.0%	100.0%

The following table shows Segment EBITDA and Segment EBITDA margin by segment and a reconciliation to income (loss) before income taxes for the years ended December 31, 2022 and December 31, 2021:

(in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Segment EBITDA Margin December 31, 2022	Segment EBITDA Margin December 31, 2021	Segment EBITDA Margin December 31, 2020
NLA	$ 135,236	$ 32,254	$ 54	27.1%	16.7%	0.0%
ESSA	74,681	53,336	35,393	19.2%	17.7%	16.1%
MENA	63,315	56,312	77,296	31.4%	32.9%	39.8%
APAC [1]	4,850	33,444	34,976	2.6%	20.8%	24.0%
Total Segment EBITDA	278,082	175,346	147,719			
Corporate costs [2]	(87,580)	(66,153)	(61,122)			
Equity in income of joint ventures	15,731	16,747	13,589			
Depreciation and amortization expense	(139,767)	(123,866)	(113,693)			
Impairment expense	-	-	(287,454)			
Merger and integration expense	(13,620)	(47,593)	(1,630)			
Severance and other expense	(7,825)	(7,826)	(13,930)			
Stock-based compensation expense	(18,486)	(54,162)	-			
Foreign exchange loss	(8,341)	(4,314)	(2,261)			
Other income, net	3,149	3,992	3,908			
Gain on disposal of assets	-	1,000	10,085			
Interest and finance expense, net	(241)	(8,795)	(5,656)			
Income (loss) before income taxes	**$ 21,102**	**$ (115,624)**	**$ (310,445)**			

[1] Excluding $27.7 million of start-up and commissioning costs during the year ended December 31, 2022, Segment EBITDA would have been $32.6 million and Segment EBITDA margin would have been 17.3%.

[2] Corporate costs include the costs of running our corporate head office and other central functions that support the operating segments, including research, engineering and development, logistics, sales and marketing and health and safety and are not attributable to a particular operating segment.

Year ended December 31, 2022 compared to the year ended December 31, 2021

NLA

Revenue for the NLA segment was $499.8 million for the year ended December 31, 2022, an increase of 306.6 million, or 158.7%, compared to $193.2 million for the year ended December 31, 2021. Of the total increase, $257.8 million was attributable to higher well construction revenue, reflecting a full-year impact of the Merger (versus only the fourth quarter of 2021 in the prior year) and higher customer activities in Gulf of Mexico, the U.S. and Brazil during the year ended December 31, 2022. The remaining increase of $48.9 million was attributable to higher well flow management revenue in the U.S., Gulf of Mexico and Canada as well as higher well intervention and integrity revenue in Argentina and Brazil during the year ended December 31, 2022.

Segment EBITDA for the NLA segment was $135.2 million, or 27.1% of revenues, during the year ended December 31, 2022, compared to $32.3 million or 16.7% of revenues during the year ended December 31, 2021, an increase of $102.9 million. The increase was primarily attributable to a combination of the impact of the Merger and higher activities during the year ended December 31, 2022. Further, the increase in Segment EBITDA margin was due to a more favorable activity mix and lower support costs as a result of merger-related synergies, which together contributed to a higher fall-through from incremental revenue.

ESSA

Revenue for the ESSA segment was $389.3 million for the year ended December 31, 2022, an increase of $88.7 million, or 29.5%, compared to $300.6 million for the year ended December 31, 2021. The Merger contributed an increase of $85.6 million, reflecting well construction revenue during the year ended December 31, 2022. Additionally, well intervention and integrity services revenue was higher during the current period in the U.K. and Mozambique due to increased customer activities. We also benefited from higher well flow management revenue during the three months ended December 31, 2022, driven by a new long-term construction project in Congo. This increase was partially offset by lower well flow management business activity in Nigeria due to a large production equipment sale in 2021 that did not recur during the current period and lower well flow management services revenue in Norway from reduced customer activities.

Segment EBITDA for the ESSA segment was $74.7 million, or 19.2% of revenues, during the year ended December 31, 2022, compared to $53.3 million, or 17.7% of revenues, during the year ended December 31, 2021, an increase of $21.4 million, primarily due to the impact of the Merger and higher activities during the year ended December 31, 2022. The increase in Segment EBITDA margin was primarily due to a more favorable activity mix.

MENA

Revenue for the MENA segment was $201.5 million for the year ended December 31, 2022, an increase of $30.4 million, or 17.7%, compared to $171.1 million for the year ended December 31, 2021. Of the total increase, $15.9 million was attributable to the Merger reflecting the well construction revenue during the year, and the remaining increase was primarily driven by well flow management equipment sales in Saudi Arabia and higher well flow management revenue in Algeria and Egypt, partially offset by lower well intervention and integrity activities in Algeria.

Segment EBITDA for the MENA segment was $63.3 million, or 31.4% of revenues, during the year ended December 31, 2022, compared to $56.3 million, or 32.9% of revenues during the year ended December 31, 2021. The increase was primarily attributable to a combination of the impact of the Merger and higher activities during the year ended December 31, 2022. The reduction in Segment EBITDA margin was primarily due to lower activity on higher margin contracts and a less favorable activity mix.

APAC

Revenue for the APAC segment was $188.8 million for the year ended December 31, 2022, an increase of $27.9 million, or 17.3%, compared to $160.9 million for the year ended December 31, 2021. Of the total increase, $26.5 million was attributable to the Merger with the addition of well construction revenue during the period, and the remaining increase was primarily attributable to higher subsea well access and well intervention and integrity services revenue in Australia and Brunei, respectively, partially offset by lower well flow management and well intervention and integrity revenue in Thailand.

Segment EBITDA for the APAC segment was $4.9 million, or 2.6% of revenues, during the year ended December 31, 2022, compared to $33.4 million, or 20.8% of revenues, during the year ended December 31, 2021. The reduction in Segment EBITDA and Segment EBITDA margin was primarily due to $27.7 million in start-up and commissioning costs incurred on a large subsea project during the year ended December 31, 2022 that did not occur during the year ended December 31, 2021, lower activity on higher margin contracts and a resulting less favorable activity mix. Excluding the $27.7 million of such start-up and commissioning costs during the year ended December 31, 2022, Segment EBITDA would have been $32.6 million and Segment EBITDA margin would have been 17.3%.

Corporate Costs

Corporate costs for the year ended December 31, 2022 increased by $21.4 million, or 32.3%, to $87.6 million as compared to $66.2 million for the year ended December 31, 2021. The increase in the corporate costs is primarily driven by the impact of the Merger, whereby the statement of operations reflect the corporate costs of only Legacy Expro prior to the Merger and of the combined company (including activities of Frank's) for all periods subsequent to the Merger, partially offset by lower support costs as a result of merger-related synergies.

Equity in income of joint ventures

Equity in income of joint ventures for the year ended December 31, 2022 decreased by $1.0 million, or 6.1%, to $15.7 million as compared to $16.7 million for the year ended December 31, 2021. The decrease reflects lower income from our joint venture in China compared to the previous year.

Depreciation and amortization expense

Depreciation and amortization expense for the year ended December 31, 2022 increased by $15.9 million, or 12.8%, to $139.8 million, as compared to $123.9 million for the year ended December 31, 2021. The increase in depreciation and amortization expense for the year ended December 31, 2022 is primarily related to the Merger.

Merger and integration expense

Merger and integration expense for the year ended December 31, 2022 decreased by $34.0 million, to $13.6 million as compared to $47.6 million for the year ended December 31, 2021. The decrease was primarily attributable to lower legal and other professional fees, and lower integration and other costs related to the Merger incurred during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Stock-based compensation expense

Stock-based compensation expense for the year ended December 31, 2022 was $18.5 million as compared to $54.2 million for the year ended December 31, 2021. The decrease is primarily attributable to the recognition of stock-based compensation expense for Legacy Expro's Management Incentive Plan of $42.1 million as a result of the Merger during the previous year ended December 31, 2021 as the performance conditions within the stock-based compensation agreements were satisfied upon consummation of the Merger, as compared to $3.8 million of expenses incurred on the Legacy Expro's Management Incentive Plan during the current year ended December 31, 2022.

Gain on disposal of assets

No gain on disposal of assets was recorded for the year ended December 31, 2022 as compared to $1.0 million for the year ended December 31, 2021. The gain during the previous year represented the earn-out consideration related to a sale of assets which occurred in 2020; the gain was recognized as the conditions upon which the consideration was contingent were met during the year ended December 31, 2021.

Interest and finance expense, net

Interest and finance expense, net, for the year ended December 31, 2022, was $0.2 million, a decrease of $8.6 million, or 97.7%, compared to $8.8 million for the year ended December 31, 2021. The decrease in interest and finance expense was primarily due to fees incurred with respect to the New Facility established following the Merger during the previous year.

Income tax (expense) benefit

Income tax expense for the year ended December 31, 2022 was $41.2 million, compared to an income tax expense of $16.3 million for the year ended December 31, 2021. Our statutory tax rate for the year ended December 31, 2022 was 25.8% as compared to 25.0% for the year ended December 31, 2021. The effective tax rate was 768.0% and (12.3%) for the years ended December 31, 2022 and 2021 respectively. Our effective tax rate was impacted by the Merger in 2021 and the geographic mix of profits and losses between deemed profit and taxable profit jurisdictions.

Our effective income tax rate fluctuates from the statutory tax rate based on, among other factors, changes in pretax income in jurisdictions with varying statutory tax rates along with jurisdictions utilizing a deemed profit taxation regime, the impact of valuation allowances, foreign inclusions and other permanent differences related to the recognition of income and expense.

Liquidity and Capital Resources

Liquidity

Our financial objectives include the maintenance of sufficient liquidity, adequate financial resources and financial flexibility to fund our business. At December 31, 2022, total available liquidity was $348.5 million, including cash and cash equivalents and restricted cash of $218.5 million and $130.0 million available for borrowings under our New Facility. Expro believes these amounts, along with cash generated by ongoing operations, will be sufficient to meet future business requirements for the next 12 months and beyond. Our primary sources of liquidity have been cash flows from operations. Our primary uses of capital have been for capital expenditures and acquisitions. We monitor potential capital sources, including equity and debt financing, in order to meet our investment and liquidity requirements.

Our total capital expenditures are estimated to range between $120.0 million and $130.0 million for 2023. Our total capital expenditures were $81.9 million for year ended December 31, 2022, out of which approximately 90% were used for the purchase and manufacture of equipment to directly support customer-related activities and approximately 10% for other property, plant and equipment, inclusive of software costs. The actual amount of capital expenditures for the purchase and manufacture of equipment may fluctuate based on market conditions. Our total capital expenditures (exclusive of the Merger) were $81.5 million for the year ended December 31, 2021, which were generally used for the purchase and manufacture of equipment to directly support customer-related activities. We continue to focus on preserving and protecting our strong balance sheet, optimizing utilization of our existing assets and, where practical, limiting new capital expenditures.

On June 16, 2022, the Board approved the Stock Repurchase Program. Under the Stock Repurchase Program, we may repurchase shares of our common stock in open market purchases, in privately negotiated transactions or otherwise. The Stock Repurchase Program is being utilized at management's discretion and in accordance with U.S. federal securities laws. The timing and actual numbers of shares repurchased, if any, will depend on a variety of factors including price, corporate requirements, the constraints specified in the Stock Repurchase Program along with general business and market conditions. The Stock Repurchase Program does not obligate us to repurchase any particular amount of common stock, and it could be modified, suspended or discontinued at any time. During the year ended December 31, 2022, we repurchased 1.1 million shares at an average price of $11.81 per share, for a total cost of $13.0 million under this $50.0 million program.

Credit Facility

Revolving Credit Facility

On November 5, 2018, certain subsidiaries of Frank's entered into an asset-based revolving credit facility (the "ABL Credit Facility") with aggregate commitments of $100.0 million secured by certain assets of the subsidiary guarantors.

On December 20, 2018, subsidiaries of Legacy Expro entered into a revolving credit facility (the "2018 RCF") with aggregate commitments of $150.0 million with up to $100.0 million available for drawdowns as loans and up to $50 million for bonds and guarantees. The 2018 RCF was secured by a fixed and floating charge on certain assets of some of our wholly owned subsidiaries. On October 1, 2021, following the closing of the Merger, the ABL Credit Facility and 2018 RCF were cancelled.

Concurrently with the cancelation of the ABL Credit Facility and the 2018 RCF, we entered into the New Facility with DNB Bank ASA, London Branch, as agent, with total commitments of $200.0 million, of which $130.0 million is available for drawdowns as loans and $70.0 million is available for letters of credit. Proceeds of the New Facility may be used for general corporate and working capital purposes. Please see Note 16 *"Interest bearing loans"* in the Notes to the Consolidated Financial Statements for additional information.

On July 21, 2022, the Company entered into an agreement to increase the facility available for letters of credit to $92.5 million, on the same terms as the current facility, increasing total facility commitments to $222.5 million.

Cash flow from operating, investing and financing activities

Cash flows provided by (used in) our operations, investing and financing activities are summarized below (in thousands):

(in thousands)	Year Ended December 31,					
	2022		**2021**		**2020**	
Net cash provided by operating activities	$	80,169	$	16,144	$	70,391
Net cash (used in) provided by investing activities		(71,206)		112,046		(96,773)
Net cash used in financing activities		(25,612)		(7,176)		(625)
Effect of exchange rate changes on cash activities		(4,738)		(1,876)		631
Net (decrease) increase to cash and cash equivalents and restricted cash	$	(21,387)	$	119,138	$	(26,376)

Analysis of cash flow changes between the years ended December 31, 2022 and 2021

Net cash provided by operating activities

Net cash provided by operating activities was $80.2 million during the year ended December 31, 2022 as compared to $16.1 million during the year ended December 31, 2021. The increase of $64.1 million in net cash provided by operating activities for the year ended December 31, 2022 was primarily due to improvements in Adjusted EBITDA of $80.3 million, a decrease in payment of merger and integration expenses related to the Merger by $9.8 million, and a decrease in payment of severance and other expense by $4.1 million partially offset by unfavorable movements in working capital of $15.9 million and an increase in income tax payments by $13.0 million during the year ended December 31, 2022.

Adjusted Cash Flow from Operations during the year ended December 31, 2022 was $115.3 million compared to $65.3 million during the year ended December 31, 2021. Our primary uses of net cash provided by operating activities were capital expenditures and funding obligations related to our financing arrangements.

Net cash (used in) provided by investing activities

Net cash used in investing activities was $71.2 million during the year ended December 31, 2022 as compared to net cash provided by investing activities of $112.0 million during the year ended December 31, 2021. Our principal recurring investing activity is our capital expenditures. The change in net cash used in investing activities was primarily due to cash of $189.7 million acquired as part of the Merger during the year ended December 31, 2021 and an acquisition of technology of $8.0 million during the year ended December 31, 2022, partially offset by proceeds from sale / maturity of investments of $11.3 million and an increase in proceeds from disposal of assets by $3.4 million during the year ended December 31, 2022. Capital expenditures during the years ended December 31, 2022 and December 31, 2021 both approximated $82 million.

Net cash used in financing activities

Net cash used in financing activities was $25.6 million during the year ended December 31, 2022 as compared to $7.2 million during the year ended December 31, 2021. The increase of $18.4 million in cash used in financing activities is primarily related to repurchase of common stock of $13.0 million, an increase in payment of financed insurance premium of $7.0 million, and an increase in payment of withholding taxes on stock-based compensation plans of $3.4 million, partially offset by lower payment of loan issuance and other transaction costs of $5.0 million during 2022.

Off-balance sheet arrangements

We have outstanding letters of credit/guarantees that relate to performance bonds, custom/excise tax guaranties and facility lease/rental obligations. These were entered into in the ordinary course of business and are customary practices in the various countries where we operate. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements. As of December 31, 2022, we had no material off-balance sheet financing arrangements other than those discussed above.

Critical accounting policies and estimates

The preparation of consolidated financial statements and related disclosures in conformity with U.S. GAAP requires Expro to make estimates and assumptions that affect the reported amounts of revenues and associated costs as well as reported amounts of assets and liabilities and related disclosures of contingent liabilities. Certain accounting policies involve judgments and uncertainties. We evaluate estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider the following policies to be the most critical to understanding the judgments that are involved and the uncertainties that could impact our results of operations, financial condition and cash flows.

Revenue recognition

Service revenue is recognized over a period of time as services are performed or rendered and the customer simultaneously consumes the benefit of the service while it is being rendered, and, therefore, reflects the amount of consideration to which we have a right to invoice. We generally perform services either under direct service purchase orders or master service agreements which are supplemented by individual call-out provisions. For customers contracted under such arrangements, an accrual is recorded in unbilled receivable for revenue earned but not yet invoiced. Revenue from the sale of goods is generally recognized at the point in time when the control has passed onto the customer which generally coincides with delivery and, where applicable, installation. We also regularly assess customer credit risk inherent in the carrying amounts of receivables, contract costs and estimated earnings, including the risk that contractual penalties may not be sufficient to offset our accumulated investment in the event of customer termination.

We also recognize revenue for "bill and hold" sales, once the following criteria have been met: (1) there is a substantive reason for the arrangement, (2) the product is identified as the customer's asset, (3) the product is ready for delivery to the customer, and (4) we cannot use the product or direct it to another customer.

Where contractual arrangements contain multiple performance obligations, judgment is involved to analyze each performance obligation within the sales arrangement to determine whether they are distinct. The revenue for contracts involving multiple performance obligations is allocated to each distinct performance obligation based on relative selling prices and is recognized on satisfaction of each of the distinct performance obligations.

We recognize revenue for long-term construction-type contracts, involving significant design and engineering efforts in order to satisfy custom designs for customer-specific applications, on an over a period of time basis, using an input method, which represents the ratio of actual costs incurred to date on the project in relation to total estimated project costs. The estimate of total project costs has a significant impact on both the amount of revenue recognized as well as the related profit on a project. Revenue and profits on contracts can also be significantly affected by change orders and claims. Profits are recognized based on the estimated project profit multiplied by the percentage complete. Due to the nature of these projects, adjustments to estimates of contract revenue and total contract costs are often required as work progresses. Any expected losses on a project are recorded in full in the period in which they are identified.

We are required to determine the transaction price in respect of each of our contracts with customers. In making such judgment, we assess the impact of any variable consideration in the contract, due to discounts or penalties, the existence of any significant financing component and any non-cash consideration in the contract. In determining the impact of variable consideration, we use the "most-likely amount" method whereby the transaction price is determined by reference to the single most likely amount in a range of possible consideration amounts.

Business Combinations

We record business combinations using the acquisition method of accounting. All of the assets acquired and liabilities assumed are recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired is recorded as goodwill.

The application of the acquisition method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed, in order to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. The fair value assigned to tangible and intangible assets acquired and liabilities assumed are based on management's estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. Significant assumptions and estimates include, but are not limited to, the cash flows that an asset is expected to generate in the future and what we believe to be an appropriate weighted-average cost of capital.

If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the consolidated financial statements may be exposed to potential impairment of long-lived assets, including intangible assets and goodwill. The Merger of Frank's with Legacy Expro pursuant to the Merger Agreement was completed on October 1, 2021. Refer to Note 3 *"Business combinations and dispositions"* of our consolidated financial statements for further details.

Goodwill and identified intangible assets

We record the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed as goodwill. Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. A qualitative assessment is allowed to determine if goodwill is potentially impaired. We have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. The qualitative assessment determines whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. If it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then a quantitative impairment test is performed. The quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss. The test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded based on that difference.

No impairment expense was recorded for goodwill during the year ended December 31, 2022 or December 31, 2021. During the year ended December 31, 2020, we recorded impairment expense of $191.9 million, relating to our goodwill. Refer to Note 4 "*Fair value measurements*" of our consolidated financial statements for details regarding the facts and circumstances that led to this impairment and other details. We used the income approach and the market approach to estimate the fair value of our reporting units. The income approach estimates the fair value by discounting the reporting unit's estimated future cash flows using what we believe to be an appropriate risk-adjusted rate. The market approach includes the use of comparative multiples to corroborate the discounted cash flow results and involves significant judgment in the selection of the appropriate peer group companies and valuation multiples. The inputs used in the determination of fair value are generally level 3 inputs.

We review our identified intangible assets for impairment whenever events or changes in business circumstances arise that may indicate that the carrying amount of its intangible assets may not be recoverable. These events and changes can include significant current period operating losses or negative cash flows associated with the use of an intangible asset, or group of assets, combined with a history of such factors, significant changes in the manner of use of the assets, and current expectations that it is more likely than not that an intangible asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. When impairment indicators are present, we compare undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value. Estimating future cash flows requires significant judgment, and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

No impairment expense was recorded for identified intangible assets during the year ended December 31, 2022 or December 31, 2021. During the year ended December 31, 2020, we recorded impairment expense relating to our identified intangible assets of $60.4 million. Refer to Note 4 "*Fair value measurements*" of our consolidated financial statements for further details.

Defined benefit plans

Our post-retirement benefit obligations are described in detail in Note 19 "*Post-retirement benefits*" of our consolidated financial statements. Defined pension benefits are calculated using significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions, discount rate and expected return on assets, are important elements of plan asset/liability measurement and are updated on an annual basis, or more frequently if events or changes in circumstances so indicate.

We evaluate these critical assumptions at least annually on a plan and country specific basis. We periodically evaluate other assumptions involving demographic factors such as retirement age, mortality and turnover, and update them to reflect our experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

The discount rate that we use reflects the market rate of a portfolio of high-quality corporate bonds with maturities approximately matching the expected timing of payment of the related benefit obligations. The discount rates used to determine the benefit obligations for our principal pension plans were 4.7% in 2022, 1.8% in 2021 and 1.3% in 2020, reflecting market interest rates. As of December 31, 2022, we estimate that a 1% increase or decrease in the discount rate would result in an impact of approximately $18.5 million to our present value of defined benefit obligations at December 31, 2022.

The expected rate of return on plan assets represents the average rate of return expected to be earned on plan assets over the period that benefits included in the benefit obligation are expected to be paid, with consideration given to the distribution of investments by asset class and historical rates of return for each individual asset class. The weighted average expected rate of return on plan assets for the pension plans was 5.6% in 2022, 3.2% in 2021 and 2.7% in 2020. A change in the expected rate of return of 1% would impact our net periodic pension expense by $2.7 million.

Income Taxes

We use the asset and liability method to account for income taxes whereby we calculate the deferred tax asset or liability account balances using tax laws and rates in effect at that time. Under this method, the balances of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are recorded to reduce gross deferred tax assets when it is more likely than not that all or some portion of the gross deferred tax assets will not be realized. In determining the need for valuation allowances, we have made judgments and considered estimates regarding estimated future taxable income and available tax planning strategies. These estimates and judgments include some degree of uncertainty, therefore changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets accordingly. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

We operate in approximately 60 countries. As a result, we are subject to numerous domestic and foreign taxing jurisdictions and tax agreements and treaties among various governments. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding future events, including the amount, timing and character of income, deductions, and tax credits. Changes in tax laws, regulations or agreements in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subject to audit by the tax authorities in most jurisdictions in which we operate, and these assessments can result in additional taxes. Estimating the outcome of audits and assessments by the tax authorities involves uncertainty. We review the facts of each case and apply judgments and assumptions to determine the most likely outcome and provide for taxes, interest and penalties on this basis. In line with U.S. GAAP, we recognize the effects of a tax position in the consolidated financial statements when it is more likely than not that, based on the technical merits, some level of tax benefit related to a tax position will be sustained upon audit by tax authorities. Our experience has been that the estimates and assumptions used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide, and the potential exists that tax resulting from the resolution of current and potential future tax disputes may differ materially from the amount accrued. In such an event, we will record additional tax expense or tax benefit in the period in which such resolution occurs.

New accounting pronouncements

See Note 2 "*Basis of presentation and significant accounting policies*" in our consolidated financial statements under the heading "Recent accounting pronouncements."

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Financial risk factors

Our operations expose us to several financial risks, principally market risk (foreign currency risk and interest rate risk) and credit risk.

Foreign currency risk

Cash flow exposure

We expect many of the subsidiaries of our business to have future cash flows that will be denominated in currencies other than the United States Dollar ("USD"). Our primary cash flow exposures are revenues and expenses. Changes in the exchange rates between USD and other currencies in which our subsidiaries transact will cause fluctuations in the cash flows we expect to receive or pay when these cash flows are realized or settled. We generally attempt to minimize our currency exchange risk by seeking to naturally hedge our exposure by offsetting non-USD denominated inflows with non-USD denominated local expenses. We generally do not enter into forward hedging agreements, and our largest exposures are to the British pound and Norwegian kroner, mainly driven by facility costs and employee compensation and benefits.

Transaction exposure

Many of our subsidiaries have assets and liabilities that are denominated in currencies other than the USD. Changes in the exchange rates between USD and the other currencies in which such liabilities are denominated can create fluctuations in our reported consolidated statements of operations and cash flows.

As of December 31, 2022, we estimate that a 5% appreciation (depreciation) in USD would result in a change in our net loss of approximately $3.2 million.

Interest rate risk

We currently have no outstanding variable interest rate bearing debt and accordingly, we are not exposed to variability in interest expense and cash flows due to interest rate changes.

Credit risk

Our exposure to credit risk is primarily through cash and cash equivalents, restricted cash and accounts receivable, including unbilled balances. Our liquid assets are invested in cash, with a mix of local and international banks, and highly rated, short-term money market deposits, generally with original maturities of less than 90 days. We monitor the ratings of such investments and mitigate counterparty risks as appropriate.

We extend credit to customers and other parties in the normal course of business and are thus subject to concentrations of customer credit risk. We have established various procedures to manage our credit exposure, including credit evaluations and maintaining an allowance for credit losses. We are also exposed to credit risk because our customers are concentrated in the oil and natural gas industry. This concentration of customers impacts overall exposure to credit risk because our customers may be similarly affected by changes in economic and industry conditions, including changes in oil and gas prices. We operate in approximately 60 countries and as such, our receivables are spread over many countries and customers. Accounts receivable in Algeria and the U.S. represented approximately 13% and 17%, respectively, of our net accounts receivable balance at December 31, 2022. No other country accounted for greater than 10% of our accounts receivable balance. Our customer base is comprised of a large number of IOC, NOC, Independents and service partners from all major oil and gas locations around the world. The majority of our accounts receivable are due for payment in less than 90 days and largely comprise amounts receivable from IOCs and NOCs. We closely monitor accounts receivable and raise provisions for expected credit losses where it is deemed appropriate.

Item 8. *Financial Statements and Supplementary Data*


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



49


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Expro Group Holdings N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Expro Group Holdings N.V. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill – ESSA and APAC Reporting Units — Refer to Notes 2, 3, 4 and 15 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company determines the fair value of its reporting units using the discounted cash flow model and the market approach. The determination of the fair value using the discounted cash flow model requires management to make significant assumptions related to short-term and long-term forecasts of operating performance, including revenue growth rates and profitability margins, and discount rates. The determination of the fair value using the market approach requires management to make significant assumptions related to the selection of the appropriate peer companies and valuation multiples. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment expense, or both. The goodwill balance was $221.0 million as of December 31, 2022, of which $80.1 million and $18.2 million was allocated to the ESSA and APAC reporting units, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The fair value of ESSA and APAC reporting units exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.

We identified goodwill for ESSA and APAC as a critical audit matter because of the significant judgments made by management when developing the fair value of its ESSA and APAC reporting units, the high degree of auditor judgment in performing procedures and evaluating audit evidence related to management's anticipated future cash flows and significant assumptions related to short-term and long-term forecasts of operating performance, revenue growth rates, profitability margins and discount rates, and an increased extent of audit effort, including the need to involve professionals with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the short-term and long-term forecasts of operating performance, including revenue growth rates and profitability margins, and the selection of discount rates for ESSA and APAC reporting units included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of ESSA and APAC, such as controls related to management's forecasts and selection of the discount rates.

- We evaluated management's ability to accurately forecast future revenues and profitability margins by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's short-term and long-term forecasts by comparing the forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in Company press releases as well as in analyst and industry reports of the Company and companies in its peer group.

- We evaluated the impact of changes in management's forecast from the October 31, 2022, annual measurement date to December 31, 2022.

- With the assistance of our fair value specialists, we evaluated the terminal revenue growth rates and discount rates and developed a range of independent estimates and compared those to the terminal revenue growth rates and discount rates selected by management.

- With the assistance of our fair value specialists, we evaluated the valuation multiples used in the market approach, including testing the underlying source information and mathematical accuracy of the calculations, and comparing the multiples selected by management to its guideline companies.

/s/ Deloitte & Touche LLP

Houston, Texas

February 23, 2023

We have served as the Company's auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Expro Group Holdings N.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Expro Group Holdings N.V. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company and our report dated February 23, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls, appearing under Part II, Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Houston, Texas
February 23, 2023

		Year Ended December 31,				
		2022		**2021**		**2020**
Total revenue	$	1,279,418	$	825,762	$	675,026
Operating costs and expenses:						
Cost of revenue, excluding depreciation and amortization		(1,057,356)		(701,165)		(566,876)
General and administrative expense, excluding depreciation and amortization		(58,387)		(73,880)		(23,814)
Depreciation and amortization expense		(139,767)		(123,866)		(113,693)
Impairment expense		-		-		(287,454)
Gain on disposal of assets		-		1,000		10,085
Merger and integration expense		(13,620)		(47,593)		(1,630)
Severance and other expense		(7,825)		(7,826)		(13,930)
Total operating cost and expenses		(1,276,955)		(953,330)		(997,312)
Operating income (loss)		2,463		(127,568)		(322,286)
Other income, net		3,149		3,992		3,908
Interest and finance expense, net		(241)		(8,795)		(5,656)
Income (loss) before taxes and equity in income of joint ventures		5,371		(132,371)		(324,034)
Equity in income of joint ventures		15,731		16,747		13,589
Income (loss) before income taxes		21,102		(115,624)		(310,445)
Income tax (expense) benefit		(41,247)		(16,267)		3,400
Net loss	$	(20,145)	$	(131,891)	$	(307,045)
Loss per common share:						
Basic and diluted	$	(0.18)	$	(1.64)	$	(4.33)
Weighted average common shares outstanding:						
Basic and diluted		109,072,761		80,525,694		70,889,753

The accompanying notes are an integral part of these consolidated financial statements.

EXPRO GROUP HOLDINGS N.V.
Consolidated Statements of Comprehensive Loss
(in thousands)

		Year Ended December 31,		
	2022		**2021**	**2020**
Net loss	$ (20,145)	$	(131,891) $	(307,045)
Other comprehensive income (loss):				
Actuarial gain (loss) on defined benefit plans	7,440		22,345	(9,356)
Plan curtailment / amendment credit recognized	-		-	5,510
Reclassified net remeasurement (loss) gains	-		(244)	104
Amortization of prior service credit	(249)		(249)	-
Income taxes on pension	-		-	(926)
Other comprehensive income (loss)	7,191		21,852	(4,668)
Comprehensive loss	$ (12,954)	$	(110,039) $	(311,713)

The accompanying notes are an integral part of these consolidated financial statements.

EXPRO GROUP HOLDINGS N.V.
Consolidated Balance Sheets
(in thousands, except share data)

		December 31,		
		2022		**2021**
Assets				
Current assets				
Cash and cash equivalents	$	214,788	$	235,390
Restricted cash		3,672		4,457
Accounts receivable, net		419,237		319,286
Inventories		153,718		125,116
Assets held for sale		2,179		6,386
Income tax receivables		26,938		20,561
Other current assets		44,975		52,938
Total current assets		865,507		764,134
Property, plant and equipment, net		462,316		478,580
Investments in joint ventures		66,038		57,604
Intangible assets, net		229,504		253,053
Goodwill		220,980		179,903
Operating lease right-of-use assets		74,856		83,372
Non-current accounts receivable, net		9,688		11,531
Other non-current assets		8,263		26,461
Total assets	$	1,937,152	$	1,854,638
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable and accrued liabilities	$	272,704	$	213,152
Income tax liabilities		37,151		22,999
Finance lease liabilities		1,047		1,147
Operating lease liabilities		19,057		19,695
Other current liabilities		107,750		74,213
Total current liabilities		437,709		331,206
Deferred tax liabilities, net		30,419		31,744
Post-retirement benefits		11,344		29,120
Non-current finance lease liabilities		13,773		15,772
Non-current operating lease liabilities		60,847		73,688
Other non-current liabilities		97,165		75,537
Total liabilities		651,257		557,067
Commitments and contingencies (Note 18)				
Stockholders' equity:				
Common stock, €0.06 nominal value, 200,000,000 shares authorized, 110,710,188 and 109,697,040 shares issued and 108,743,761 and 109,142,925 shares outstanding		7,911		7,844
Treasury stock (at cost), 1,966,427 and 554,115 shares		(40,870)		(22,785)
Additional paid-in capital		1,847,078		1,827,782
Accumulated other comprehensive income		27,549		20,358
Accumulated deficit		(555,773)		(535,628)
Total stockholders' equity		1,285,895		1,297,571
Total liabilities and stockholders' equity	$	1,937,152	$	1,854,638

The accompanying notes are an integral part of these consolidated financial statements.

EXPRO GROUP HOLDINGS N.V.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
Cash flows from operating activities:	2022	2021	2020
Net loss	$ (20,145)	$ (131,891)	$ (307,045)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Impairment expense	-	-	287,454
Depreciation and amortization expense	139,767	123,866	113,693
Equity in income of joint ventures	(15,731)	(16,747)	(13,589)
Stock-based compensation expense	18,486	54,162	-
Changes in fair value of investments	1,199	(511)	-
Elimination of unrealized profit on sales to joint ventures	-	174	2,085
Debt issuance expense	-	5,166	-
Gain on disposal of assets	-	(1,000)	(10,085)
Deferred taxes	(1,326)	(737)	(20,596)
Unrealized foreign exchange losses	6,116	1,407	2,106
Changes in assets and liabilities:			
Accounts receivable, net	(97,758)	(20,256)	38,486
Inventories	(26,037)	906	2,780
Other assets	4,365	12,683	532
Accounts payable and accrued liabilities	35,491	5,371	(25,161)
Other liabilities	31,435	(5,981)	7,150
Income taxes, net	10,209	(2,056)	(4,241)
Dividends received from joint ventures	7,283	4,058	3,646
Other	(13,185)	(12,470)	(6,824)
Net cash provided by operating activities	80,169	16,144	70,391
Cash flows from investing activities:			
Capital expenditures	(81,904)	(81,511)	(112,387)
Cash and cash equivalents and restricted cash acquired in the Merger	-	189,739	-
Acquisition of technology	(7,967)	-	-
Proceeds from disposal of assets	7,279	3,818	15,614
Proceeds from sale / maturity of investments	11,386	-	-
Net cash (used in) provided by investing activities	(71,206)	112,046	(96,773)
Cash flows from financing activities:			
(Cash pledged for) release of collateral deposits	(70)	162	2,271
Repayment of financed insurance premium	(7,245)	(227)	-
Payments of loan issuance and other transaction costs	(132)	(5,123)	(1,095)
Acquisition of Company common stock	(12,996)	-	-
Payment of withholding taxes on stock-based compensation plans	(4,168)	(818)	-
Repayments of finance leases	(1,001)	(1,170)	(1,801)
Net cash used in financing activities	(25,612)	(7,176)	(625)
Effect of exchange rate changes on cash and cash equivalents	(4,738)	(1,876)	631
Net (decrease) increase to cash and cash equivalents and restricted cash	(21,387)	119,138	(26,376)
Cash and cash equivalents and restricted cash at beginning of year	239,847	120,709	147,085
Cash and cash equivalents and restricted cash at end of year	$ 218,460	$ 239,847	$ 120,709

The accompanying notes are an integral part of these consolidated financial statements.

EXPRO GROUP HOLDINGS N.V.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common stock		Treasury Stock	Warrants	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stockholders' Equity
	Shares	Value						
Balance at January 1, 2020	70,890	$ 585	$ -	$ 10,530	$ 1,006,100	$ 3,174	$ (95,839)	$ 924,550
Adoption of ASU 2016-13, Financial Instruments - Credit Losses ("Topic 326")	-	-	-	-	-	-	(853)	(853)
Net loss	-	-	-	-	-	-	(307,045)	(307,045)
Other comprehensive loss	-	-	-	-	-	(4,668)	-	(4,668)
Balance at December 31, 2020	70,890	$ 585	$ -	$ 10,530	$ 1,006,100	$ (1,494)	$ (403,737)	$ 611,984
Net loss	-	-	-	-	-	-	(131,891)	(131,891)
Other comprehensive income	-	-	-	-	-	21,852	-	21,852
Stock-based compensation expense	-	-	-	-	54,162	-	-	54,162
Common shares issued upon vesting of share-based awards	741	16	-	-	(16)	-	-	-
Common shares issued for ESPP	-	-	-	-	-	-	-	-
Treasury shares withheld	(554)	-	(818)	-	-	-	-	(818)
Cancellation of Legacy Expro common stock	-	(585)	-	-	585	-	-	-
Cancellation of warrants	-	-	-	(10,530)	10,530	-	-	-
Merger	38,066	7,828	(21,967)	-	756,421	-	-	742,282
Balance at December 31, 2021	109,143	$ 7,844	$ (22,785)	$ -	$ 1,827,782	$ 20,358	$ (535,628)	$ 1,297,571
Net loss	-	-	-	-	-	-	(20,145)	(20,145)
Other comprehensive income	-	-	-	-	-	7,191	-	7,191
Stock-based compensation expense	-	-	-	-	18,486	-	-	18,486
Common shares issued upon vesting of share-based awards	1,013	67	-	-	810	-	-	877
Acquisition of common stock	(1,100)	-	(12,995)	-	-	-	-	(12,995)
Common stock withheld	(312)	-	(5,090)	-	-	-	-	(5,090)
Balance at December 31, 2022	108,744	$ 7,911	$ (40,870)	$ -	$ 1,847,078	$ 27,549	$ (555,773)	$ 1,285,895

The accompanying notes are an integral part of these consolidated financial statements.

1. Business description

With roots dating to 1938, the Company is a global provider of energy services with operations in approximately 60 countries. The Company's portfolio of capabilities includes products and services related to well construction, well flow management, subsea well access, and well intervention and integrity. The Company's portfolio of products and services enhance production and improve recovery across the well lifecycle, from exploration through abandonment.

On March 10, 2021, Frank's International N.V. ("Frank's") and New Eagle Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Frank's ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Expro Group Holdings International Limited ("Legacy Expro"), an exempted company limited by shares incorporated under the laws of the Cayman Islands, providing for the merger of Legacy Expro with and into Merger Sub in an all-stock transaction, with Merger Sub surviving the merger as a direct, wholly owned subsidiary of Frank's (the "Merger"). The Merger closed on October 1, 2021 (the "Closing Date"), and Frank's was renamed to Expro Group Holdings N.V. (the "Company"). The Merger was accounted for using the acquisition method of accounting with Legacy Expro being identified as the accounting acquirer. The consolidated financial statements of the Company reflect the financial position, results of operations and cash flows of only Legacy Expro for all periods prior to the Merger and of the combined company (including activities of Frank's) for all periods subsequent to the Merger.

Pursuant to the Merger Agreement, as of the effective time of the Merger (the "Effective Time"), each outstanding ordinary share of common stock, par value $0.01 per share, of Legacy Expro was converted into the right to receive 1.2120 shares of common stock, nominal value €0.06 per share, of the Company ("Company Common Stock"). The number of shares of Company Common Stock received by the Legacy Expro shareholders was equal to 7.2720 (the "Exchange Ratio" as provided in the Merger Agreement) multiplied by the 1-for-6 reverse stock split ratio. Further, pursuant to the Merger Agreement, at the Effective Time, the articles of association of the Company (the "Company Articles") were amended to increase the total authorized capital stock of the Company from 798,096,000 shares of Company Common Stock to 1,200,000,000 shares of Company Common Stock (200,000,000 shares of Company Common Stock on a post-reverse split basis) and to effect certain other amendments to the Company Articles contemplated by the Merger Agreement. On October 4, 2021, the first trading day following the closing of the Merger, the Company Common Stock began trading on a post-reverse split basis on the New York Stock Exchange under the new name and new ticker symbol "XPRO."

Further, the supervisory board of directors of Frank's unanimously approved a 1-for-6 reverse stock split of Frank's common stock, which was affected on October 1, 2021. All of the outstanding share numbers, nominal value, share prices and per share amounts in these consolidated financial statements have been retroactively adjusted to reflect the Exchange Ratio (as defined below) and the 1-for-6 reverse stock split for all periods presented, as applicable.

On June 16, 2022, the Company's Board of Directors (the "Board") approved a new stock repurchase program, under which the Company is authorized to acquire up to $50.0 million of its outstanding common stock through November 24, 2023. Under the Stock Repurchase Program, the Company may repurchase shares of the Company's common stock in open market purchases, in privately negotiated transactions or otherwise. The Stock Repurchase Program is being utilized at management's discretion and in accordance with federal securities laws. The timing and actual numbers of shares repurchased will depend on a variety of factors including price, corporate requirements, the constraints specified in the Stock Repurchase Program along with general business and market conditions. The Stock Repurchase Program does not obligate the Company to repurchase any particular amount of common stock, and it could be modified, suspended or discontinued at any time. The Company has repurchased a total of 1.1 million shares at an average price of $11.81 per share, for a total cost of $13.0 million as of December 31, 2022 under the Stock Repurchase Program.

2. Basis of presentation and significant accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The consolidated financial statements have been prepared using the U.S. dollar ("$" or "USD") as the reporting currency.

Basis of consolidation

The consolidated financial statements reflect the accounts of the Company and its subsidiaries. All intercompany balances and transactions, including unrealized profits arising from them, have been eliminated for purposes of preparing these consolidated financial statements. Investments in which we do not have a controlling interest, but over which we do exercise significant influence, are accounted for under the equity method of accounting.

Use of estimates

Preparation of the consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Estimates and assumptions are used for, but are not limited to, determining the following: purchase price allocation on business combinations, valuation of intangible assets, expected credit losses, inventory valuation reserves, valuation of share warrants, impairment assessment of goodwill, income tax provisions, recovery of deferred taxes, actuarial assumptions to determine costs and liabilities related to employee benefit plans and revenue recognition. While we believe that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from these estimates.

Revenue recognition

We recognize revenue from rendering of services over a period of time as the customer simultaneously consumes the benefit of the service while it is being rendered reflecting the amount of consideration to which the Company has a right to invoice. As part of rendering of services, the Company also provides rental equipment and personnel. Using practical expedients under Accounting Standards Update ("ASU") 2014-09, the Company has elected not to separate non-lease components from the associated lease components and account for the combined component in accordance with the ASU 2014-09 with recognition over a period of time.

Revenue from the sale of goods is generally recognized at the point in time when the control has passed onto the customer which generally coincides with delivery and installation, where applicable.

We also recognize revenue for "bill and hold" sales, associated with certain product sales, once the following criteria have been met: (1) there is a substantive reason for the arrangement, (2) the product is identified as the customer's asset, (3) the product is ready for delivery to the customer, and (4) we cannot use the product or direct it to another customer.

Where contractual arrangements contain multiple performance obligations, we analyze each performance obligation within the sales arrangement to determine whether they are distinct. The revenue for contracts involving multiple performance obligations is allocated to each distinct performance obligation based on relative selling prices and is recognized on satisfaction of each distinct performance obligation. Further, a small number of our contracts contain penalty provisions for late delivery and installation of equipment, downtime or other equipment functionality. These penalties are typically percentage reductions in the total arrangement consideration, capped at a certain amount, or a reduction in the on-going service fee and are assessed as variable consideration in the contract.

Expro recognizes revenue for long-term construction-type contracts, involving significant design and engineering efforts in order to satisfy custom designs for customer-specific applications, on an over a period of time basis, using an input method, which represents the ratio of actual costs incurred to date on the project in relation to total estimated project costs. The estimate of total project costs has a significant impact on both the amount of revenue recognized as well as the related profit on a project. Revenue and profits on contracts can also be significantly affected by change orders and claims. Profits are recognized based on the estimated project profit multiplied by the percentage complete. Due to the nature of these projects, adjustments to estimates of contract revenue and total contract costs are often required as work progresses. Any expected losses on a project are recorded in full in the period in which they are identified.

Revenue is recognized to depict the transfer of promised services or goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services or goods. We do not include tax amounts collected from customers in sales transactions as a component of revenue.

Foreign currency transactions

The functional currency of all our subsidiaries is the USD. Gains and losses resulting from remeasurement of foreign currency denominated monetary assets and liabilities are included in the consolidated statements of operations as incurred. Gains and losses resulting from transactions denominated in a foreign currency are also included in the consolidated statements of operations as incurred.

Interest and finance expense, net

Our interest and finance expense primarily consists of interest and other costs that we incur in connection with our revolving credit facility and finance lease liabilities. Costs incurred that are directly related to the raising of debt financing, together with any original issue discount or premium, are capitalized and recognized over the term of the loan or facility, using the effective interest method other than for those debt instruments that we elect to account for under the fair value option, in which case such costs are expensed in the period incurred. All other finance costs are expensed in the period they are incurred.

Income taxes

We use the asset and liability method to account for income taxes whereby we calculate the deferred tax asset or liability account balances using tax laws and rates in effect at that time. Under this method, the balances of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are recorded to reduce gross deferred tax assets when it is more likely than not that some portion or all of the gross deferred tax assets will not be realized. In determining the need for valuation allowances, we have made judgments and considered estimates regarding estimated future taxable income and ongoing achievable tax planning strategies. These estimates and judgments include some degree of uncertainty therefore changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets accordingly. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

We operate in approximately 60 countries and are subject to domestic and numerous foreign taxing jurisdictions. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions, and tax credits. Changes in tax laws, regulations or agreements in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subject to audit by the tax authorities in most jurisdictions in which we operate, and these assessments can result in additional taxes. Estimating the outcome of audits and assessments by the tax authorities involves uncertainty. We review the facts of each case and apply judgments and assumptions to determine the most likely outcome and we provide for taxes, interest and penalties on this basis.

In line with U.S. GAAP, we recognize the effects of a tax position in the consolidated financial statements when it is more likely than not that, based on the technical merits, some level of tax benefit related to a tax position will be sustained upon audit by tax authorities.

Cash, cash equivalents and restricted cash

We consider all highly liquid instruments with original maturities of three months or less at the time of purchase to be cash equivalents. Restricted cash primarily relates to bank deposits which have been pledged as cash collateral for certain guarantees issued by various banks or minimum cash balances which must be maintained in accordance with contractual arrangements.

Accounts receivable, net

Accounts receivable represents customer transactions that have been invoiced as of the balance sheet date and unbilled receivables relating to customer transactions that have not yet been invoiced as of the balance sheet date. The carrying value of our receivables, net of expected credit losses, represents the estimated net realizable value. We have an extensive global customer base comprised of a large number of international oil companies, national oil companies, independent exploration and production companies and service partners that operate in all major oil and gas locations around the world. We estimate reserves for expected credit losses using information about past events, current conditions and risk characteristics of customers, and reasonable and supportable forecasts relevant to assessing risk associated with the collectability of accounts and unbilled receivables. Past-due receivables are written off when our internal collection efforts have been unsuccessful.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost comprises direct materials and where applicable, direct labor costs and overheads that have been incurred in bringing the inventories to their current location and condition which are calculated using the average cost method.

We regularly evaluate the quantities and values of our inventories in light of current market conditions, market trends and other factors, and record inventory write-downs as appropriate. This evaluation considers historical usage, expected demand, product obsolescence and other factors. Market conditions are subject to change, and actual consumption of our inventory could differ from expected demand.

Impairment of long-lived assets

We assess long-lived assets, including our property, plant and equipment, for impairment whenever events or changes in business circumstances arise that may indicate that the carrying amount of our long-lived assets may not be recoverable. These events and changes can include significant current period operating losses or negative cash flows associated with the use of a long-lived asset, or group of assets, combined with a history of such factors, significant changes in the manner of use of the assets, and current expectations that it is more likely than not that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When impairment indicators are present, we compare undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group's carrying value to determine if the asset group is recoverable. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset or asset group, (ii) third-party valuations, and/or (iii) information available regarding the current market for similar assets. If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, an impairment equal to the difference is recorded in the period that the impairment indicator occurs. Estimating future cash flows requires significant judgment, and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

We consider a long-lived asset to be abandoned after we have ceased use of such asset and we have no intent to use or re-purpose the asset in the future.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the price paid to acquire or construct the asset, required installation costs, interest capitalized during the construction period and any expenditure that substantially adds to the value of the asset, substantially upgrades the assets for an enhanced use or substantially extends the useful life of an existing asset. We expense costs related to the routine repair and maintenance of property, plant and equipment at the time we incur them. We capitalize interest as part of the cost of acquiring or constructing certain assets, to the extent incurred, during the period of time required to place the property, plant and equipment into service.

When properties or equipment are sold, retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the books and the resulting gain or loss is recognized on the consolidated statements of operations.

We begin depreciation for such assets, including any related capitalized interest, once an asset is placed into operational service. We consider an asset to be placed into operational service when the asset is both in the location and condition for its intended use. We compute depreciation expense, with the exception of land, using the straight-line method on a net cost basis over the estimated useful lives of the assets, as presented in the table below.

Land improvement	12 years
Buildings	Up to 40 years
Leased property, including leasehold buildings	over the lesser of the remaining useful life or period of the lease
Plant and equipment	2 to 12 years

Useful lives and residual values are reviewed annually and where adjustments are required these are made prospectively. For property, plant and equipment that has been placed into service, but is subsequently idled, we continue to record depreciation expense during the idle period. We adjust the estimated useful lives of the idled assets if the estimated useful lives have changed.

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. A qualitative assessment is allowed to determine if goodwill is potentially impaired. We have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. The qualitative assessment determines whether it is more likely than not that a reporting unit's fair value is less than it's carrying amount. If it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then a quantitative impairment test is performed. The quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss. The test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded based on that difference. We complete our assessment of goodwill impairment as of October 31 each year.

Intangible assets, net

Identifiable intangible assets are amortized using the straight-line method over the estimated useful lives of the assets, ranging from one year to fifteen years. We evaluate impairment of our intangible assets on an asset group basis whenever circumstances indicate that the carrying value may not be recoverable. Intangible assets deemed to be impaired are written down to their fair value using a discounted cash flow model and, if available, comparable market values. Our intangible assets are primarily associated with trademarks, customer relationships and contracts ("CR&C"), technology, and software.

Investments in joint ventures

We use the equity method of accounting for our equity investments where we hold more than 20% of the ownership interests of an investee that does not constitute a controlling interest or where we have the ability to significantly influence the operations or financial decision of the investee. Such equity investments are carried on the consolidated balance sheets at cost plus post-acquisition changes in our share of net income, less dividends received and less any impairments. Our consolidated statements of operations reflect our share of income from the joint ventures' results after tax. Any goodwill arising on the acquisition of a joint venture, representing the excess of the cost of the investment compared to the Company's share of the net fair value of the acquired identifiable net assets, is included in the carrying amount of the joint venture and is not amortized.

The Company evaluates its investments in joint ventures for potential impairment whenever events or changes in circumstances indicate that there may be a loss in the value of each investment that is other than temporary.

The results of the joint ventures are prepared for the same reporting period as the Company. Where necessary, adjustments are made to bring the accounting policies used in line with those of the Company, to take into account fair values assigned at the date of acquisition; and to reflect impairment losses where appropriate. Adjustments are also made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint ventures.

Fair value measurements

We measure certain financial assets and liabilities at fair value at each balance sheet date and, for the purposes of impairment testing, use fair value to determine the recoverable amount of our non-financial assets.

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by us. Accounting standards include disclosure requirements around fair values used for certain financial instruments and establish a fair value hierarchy. The hierarchy prioritizes valuation inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value is reported in one of three levels:

Level 1 – Valuation techniques in which all significant inputs are unadjusted quoted market prices from active markets for identical assets or liabilities being measured;

Level 2 – Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques; and

Level 3 – Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect our own assumptions about the assumptions that market participants would use to price an asset or liability.

When available, we use quoted market prices to determine the fair value of an asset or liability. We determine the policies and procedures for both recurring fair value measurements and non-recurring fair value measurements, such as impairment tests.

At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be remeasured or reassessed as per our accounting policies.

For the purpose of fair value disclosures, we have determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Leases

We have operating and finance leases primarily related to real estate, transportation and equipment. We determine if an arrangement is a lease at inception. Upon commencement of a lease, we recognize an operating lease right-of-use asset ("ROU Asset") and corresponding operating lease liability based on the then present value of all lease payments over the lease term. ROU Assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligations to make lease payments arising from the lease. The accounting for some of our leases may require significant judgments, which includes determining the incremental borrowing rates to utilize in our net present value calculation of lease payments for lease agreements which do not provide an implicit rate, and assessing the likelihood of renewal or termination options, which are considered as part of assessing the lease term if the extension or termination is deemed to be reasonably certain.

Leases which meet the criteria of a finance lease in accordance with Accounting Standards Codification ("ASC") 842 *Leases* are capitalized and included in "Property, plant and equipment, net" and "Finance lease liabilities" on the consolidated balance sheets. Our lease contracts generally do not provide any guaranteed residual values. Payments related to finance leases are apportioned between the reduction of the lease liability and finance expense in the consolidated statement of operations so as to achieve a constant rate of interest on the remaining balance of the liability. Leases which do not meet the definition of a finance lease are classified as operating leases and are included in Operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets. Lease expense is recognized on a straight-line basis over the shorter of the estimated useful life of the underlying asset or the lease term.

We do not separate lease and non-lease components for all classes of leased assets. Also, leases with an initial term of one year or less are not recorded on the consolidated balance sheets.

Post-retirement benefits

Defined Benefit Plans

The cost of providing benefits under defined benefit plans are determined separately for each plan using the projected unit credit method, which attributes entitlement to benefits to the current and prior periods. Both current and past service costs are recognized in net income (loss) as they arise.

The interest element of the defined benefit cost represents the change in present value of plan obligations resulting from the passage of time and is determined by applying a discount rate to the opening present value of the benefit obligation, taking into account material changes in the obligation during the year. The expected return on plan assets is based on an assessment made at the beginning of the year of long-term market returns on plan assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year.

We initially recognize actuarial gains and losses as other comprehensive income in the year they arise. Where the net cumulative actuarial gains or losses for a plan exceeds 10 percent of that plan's gross pension liability, or asset if higher, the amount of gains or losses above the 10 percent threshold are recognized in the consolidated statement of operations as a component of net pension costs (over the expected remaining working lives of the plan's active participants or the remaining lives of plan members in the event the plan is no longer active), which is included in "Cost of revenue, excluding depreciation and amortization."

The defined benefit pension asset or liability on the consolidated balance sheets comprise the total for each plan of the present value of the defined benefit obligation using a discount rate based on high quality corporate bonds less the fair value of plan assets out of which the obligations are to be settled directly. Fair value is based on market price information and in the case of quoted securities is the published bid price.

Defined Contribution Plans

The costs of providing benefits under a defined contribution plan are expensed at the time contributions become payable to the respective plan.

Stock-based compensation

Effective October 1, 2021, in connection with the consummation of the Merger, the Company amended its 2013 Long-Term Incentive Plan to the Expro Group Holdings N.V. Long-Term Incentive Plan, As Amended and Restated. Further, effective May 25, 2022, the Expro Group Holdings N.V. Long-Term Incentive Plan, As Amended and Restated was terminated and the Expro Group Holdings N.V. 2022 Long-Term Incentive Plan (the "2022 LTIP" plan) was adopted and established by the Board and approved by the Company's stockholders. Pursuant to the 2022 LTIP, stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights and other types of equity and cash incentive awards may be granted to employees, non-employee directors and consultants.

Stock-based compensation expense is measured at the grant date of the share-based awards based on their fair value. Stock-based compensation expense is recognized on a straight-line basis over the vesting period and is included in cost of revenue and general and administrative expenses in the consolidated statements of operations. We do not estimate expected forfeitures, but recognize them as they occur.

The grant date fair value of the RSUs, which are not entitled to receive dividends until vested, is measured by reducing the share price at that date by the present value of the dividends expected to be paid during the requisite vesting period, discounted at the appropriate risk-free interest rate. The grant date fair value and compensation expense of PRSU grants is estimated based on a Monte Carlo simulation using the Company's closing stock price as of the day before the grant date.

In October 2018, Legacy Expro established the Expro Group Holdings International Limited 2018 Management Incentive Plan (the "Management Incentive Plan") which was comprised of the following stock-based compensation awards: (a) stock options to non-executive directors and key management personnel and (b) restricted stock units, each of which were assumed by the Company in connection with the Merger. Due to the Merger, the Company recorded stock-based compensation expense based on the fair value on the Closing Date to the extent each award was fully vested. Compensation expense associated with those awards that have a requisite service period remaining as of the Closing Date will be recognized on a straight-line basis over the remaining requisite service period based on the Closing Date fair value.

Research and development

Research and development costs are expensed as incurred and relate to spending for new product development and innovation and includes internal engineering, materials and third-party costs. We incurred $7.3 million, $6.7 million and $10.4 million of research and development costs for the years ended December 31, 2022, 2021 and 2020, respectively, which are included in "Cost of revenue, excluding depreciation and amortization" in the consolidated statements of operations.

Income (loss) per share

Basic income (loss) per share excludes dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that could occur if securities to issue common stock were exercised or converted to common stock.

Recent accounting pronouncements

Accounting guidance adopted

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of ASUs to the FASB's Accounting Standards Codification. We consider the applicability and impact of all accounting pronouncements; recently issued ASUs were either determined to be not applicable or expected to have immaterial impact on our consolidated financial position, results of operations and cash flows.

3.   Business combinations and dispositions

Frank's International N.V.

As discussed in Note 1, the Merger of Frank's with Legacy Expro pursuant to the Merger Agreement was completed on October 1, 2021. U.S. GAAP requires the determination of the accounting acquirer, the acquisition date, the fair value of assets and liabilities of the acquired and the resulting measurement of goodwill. The Merger is accounted for as a reverse merger and Legacy Expro has been identified as the acquirer for accounting purposes. As a result, the Company has in accordance with ASC 805, *Business Combinations*, applied the acquisition method of accounting to account for Frank's assets acquired and liabilities assumed. Applying the acquisition method of accounting includes recording the identifiable assets acquired and liabilities assumed at their fair values and recording goodwill for the excess of the consideration transferred over the net aggregate fair value of the identifiable assets acquired and liabilities assumed.

The merger consideration was based on Frank's closing share price on the Closing Date. In a reverse merger involving only the exchange of equity, the fair value of the equity of the accounting acquiree may be used to measure consideration transferred if the value of the accounting acquiree's equity interests are more reliably measurable than the value of the accounting acquirer's equity interest. As Legacy Expro was a private company and Frank's was a public company with a quoted and reliable market price, the fair value of Frank's equity interests was deemed to be more reliable. Under the acquisition method of accounting, total consideration exchanged was as follows:

	Shares issued		Per share Price		Amount (in thousands)
Issuance of common stock attributable to Frank's stockholders	38,066,216	$	18.90	$	719,452
Replacement of Frank's equity awards					7,830
Cash payment to Mosing Holdings LLC pursuant to the amended and restated tax receivable agreement					15,000
Total Merger Consideration Exchanged				$	742,282

The following table sets forth the allocation of the merger consideration exchanged to the fair value of identifiable tangible and intangible assets acquired and liabilities assumed as of the Closing Date, with the recording of goodwill for the excess of the consideration transferred over the net aggregate fair value of the identifiable assets acquired and liabilities assumed ($ in thousands):

	Initial allocation of the consideration		Measurement period adjustments		Allocation of consideration as of December 31, 2022	
Cash and cash equivalents	$	187,178	$	-	$	187,178
Restricted cash		2,561		-		2,561
Accounts receivables, net		112,234		(1,020)		111,214
Inventories		69,567		(109)		69,458
Assets held for sale		10,061		-		10,061
Income tax receivables		2,030		-		2,030
Other current assets		23,908		(862)		23,046
Property, plant and equipment		212,639		(2,479)		210,160
Goodwill		154,399		41,077		195,476
Intangible assets		104,791		-		104,791
Operating lease right-of-use assets		27,406		-		27,406
Other assets		20,494		(70)		20,424
Total assets		927,268		36,537		963,805
Accounts payable and accrued liabilities		81,959		3,876		85,835
Operating lease liabilities		8,344		-		8,344
Current income tax liabilities		8,932		9,862		18,794
Other current liabilities		19,918		12,108		32,026
Deferred tax liabilities		5,673		-		5,673
Non-current operating lease liabilities		19,607		-		19,607
Other non-current liabilities		40,553		10,691		51,244
Total Liabilities		184,986		36,537		221,523
Total Merger Consideration Exchanged	$	742,282	$	-	$	742,282

The preliminary valuation of the assets acquired and liabilities assumed, including other current liabilities, in the Merger initially resulted in goodwill of $154.4 million. During the third quarter of 2022, the Company finalized the valuation and recorded measurement period adjustments to its preliminary estimates due to additional information received primarily related to accounts payable and accrued liabilities, other current liabilities (please see Note 18 "Commitments and contingencies" for additional information), other non-current liabilities and income taxes. The measurement period adjustments resulted in an increase in goodwill of $41.1 million, for final total goodwill associated with the Merger of $195.5 million. The fair values of identifiable intangible assets were prepared using an income valuation approach, which requires a forecast of expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method, which are discounted to approximate their current value. The estimated useful lives are based on management's historical experience and expectations as to the duration of time that benefits from these assets are expected to be realized.

The intangible assets will be amortized on a straight-line basis over an estimated 10- to 15-year life. We expect annual amortization to be approximately $7.7 million associated with these intangible assets.

Goodwill will not be amortized but rather subject to an annual impairment test, absent any indicators of impairment. Goodwill is attributable to planned synergies expected to be achieved from the combined operations of Legacy Expro and Frank's. Goodwill recorded in the Merger is not expected to be deductible for tax purposes.

Results of Frank's for the period October 1, 2021 through December 31, 2021

The Company's operating results for the period October 1, 2021 through December 31, 2021 include $112.1 million of revenue and $32.9 million of net loss attributable to Frank's.

Unaudited Pro Forma Financial Information

The following unaudited pro forma consolidated results of operations for the year ended December 31, 2021 and 2020 assume the Merger was completed as of January 1, 2020 (in thousands):

| | Year Ended December 31, | |
	2021	2020
Unaudited pro forma revenues	$ 1,143,356	$ 1,065,384
Unaudited pro forma net loss	$ (121,546)	$ (491,091)

Estimated unaudited pro forma information is not necessarily indicative of the results that actually would have occurred had the Merger been completed on the date indicated or of future operating results.

Merger and integration expense

During the year ended December 31, 2022, 2021 and 2020, the Company incurred $13.6 million, $47.6 million and $1.6 million of merger and integration expense respectively, which consist primarily of legal fees, professional fees, integration, severance and other costs directly attributable to the Merger.

Below is a reconciliation of our liability balance associated with our severance plan initiated during 2021 related to the integration in connection with the Merger, which is included in "Other current liabilities" on the consolidated balance sheets (in thousands):

	NLA	ESSA	MENA	APAC	Central	Total
Balance as of December 31, 2021	$ 2,057	$ 2,502	$ 424	$ 617	$ 6,615	$ 12,215
Expense (reversal) during the period	$ (256)	$ (808)	$ 34	$ 646	$ 1,707	1,323
Payments made during the year	(1,675)	(1,634)	(458)	(1,176)	(7,880)	(12,823)
Balance as of December 31, 2022	$ 126	$ 60	$ -	$ 87	$ 442	$ 715

Sale of assets

On November 13, 2020, Legacy Expro entered into an agreement to transfer, sell and assign all rights, title and interest in and to certain identified tangible and intangible assets and liabilities relating to its pressure-control chokes product line for total cash consideration of $15.5 million and an additional earn-out consideration of up to a maximum of $1.0 million, contingent upon certain criteria being met in the following year. No contingent consideration was recognized during the year ended December 31, 2020. Legacy Expro recognized a gain of $10.1 million for the year ended December 31, 2020 net of the carrying value of the assets transferred of $4.4 million and costs directly attributable to the sale of $1.0 million. As of December 31, 2021, the conditions upon which the earn-out consideration was contingent were met. As a result, the Company recognized a gain of $1.0 million for the year ended December 31, 2021.

4.   Fair value measurements

Recurring Basis

A summary of financial assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2022 and 2021, were as follows (in thousands):

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Investments:				
Non-current accounts receivable, net	$ -	$ 9,688	- $	9,688
Liabilities:				
Finance lease liabilities	-	14,820	-	14,820

| | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Investments:				
Cash surrender value of life insurance policies-				
Deferred compensation plan	$ -	$ 18,857 $	- $	18,857
Non-current accounts receivable, net	-	11,531	-	11,531
Liabilities:				
Deferred compensation plan	-	9,339	-	9,339
Finance lease liabilities	-	16,919	-	16,919

Our investments associated with our deferred compensation plan at December 31, 2021 consist primarily of the cash surrender value of life insurance policies and is included in "other non-current assets" on the consolidated balance sheets. The liability associated with our deferred compensation plan at December 31, 2021 is included in "other non-current liabilities" on the consolidated balance sheets. During 2022, the Company terminated the executive deferred compensation benefit plan. Please see Note 19 "*Post-retirement benefits*" for additional information. Our investments changed as a result of contributions, payments, and fluctuations in the market. Assets and liabilities, measured using significant observable inputs, are reported at fair value based on third-party broker statements, which are derived from the fair value of the funds' underlying investments. They are reported at fair value based on the price of the stock and are included in "Other non-current assets" on the consolidated balance sheets.

Non-recurring Basis

We apply the provisions of the fair value measurement standard to our non-recurring, non-financial measurements including business combinations and assets identified as held for sale, as well as impairment related to goodwill and other long-lived assets. For business combinations, the purchase price is allocated to the assets acquired and liabilities assumed based on a discounted cash flow model for most intangibles as well as market assumptions for the valuation of equipment and other fixed assets.

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. A qualitative assessment is allowed to determine if goodwill is potentially impaired. We have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. The qualitative assessment determines whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. If it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then a quantitative impairment test is performed. The quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss. The test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded based on that difference.

When conducting an impairment test on long-lived assets, other than goodwill, we first compare estimated future undiscounted cash flows associated with the asset to the asset's carrying amount. If the undiscounted cash flows are less than the asset's carrying amount, we then determine the asset's fair value by using a discounted cash flow analysis. These analyses are based on estimates such as management's short-term and long-term forecast of operating performance, including revenue growth rates and expected profitability margins, estimates of the remaining useful life and service potential of the asset, and a discount rate based on our weighted average cost of capital. For assets that meet the criteria to be classified as held for sale, a market approach is used to determine fair value based on third-party appraisal reports.

The impairment assessments discussed above incorporate inherent uncertainties, including projected commodity pricing, supply and demand for our services and future market conditions, which are difficult to predict in volatile economic environments and could result in impairment expense in future periods if actual results materially differ from the estimated assumptions utilized in our forecasts. If crude oil prices decline significantly and remain at low levels for a sustained period of time, we could be required to record an impairment of the carrying value of our long-lived assets in the future which could have a material adverse impact on our operating results. Given the unobservable nature of the inputs, the discounted cash flow models are deemed to use Level 3 inputs.

No impairment expense was recognized during the year ended December 31, 2022 and 2021. The following table presents total amount of impairment expense recognized during the year ended December 31, 2020 (in thousands):

	Year Ended December 31,	
		2020
Goodwill	$	191,893
Intangible assets, net		60,394
Property, plant and equipment, net		19,993
Operating lease right-of-use assets		15,174
Total	$	287,454

Goodwill

For the year ended December 31, 2022, we performed a quantitative goodwill impairment assessment as of our annual testing date and determined that the fair value was substantially in excess of the carrying value for each reporting unit. For the year ended December 31, 2021, we performed a qualitative goodwill impairment assessment of our goodwill as of our annual testing date and determined that there were no events or circumstances that indicated it is more likely than not that a reporting unit's fair value is less than its carrying amount. Accordingly, no impairment expense related to goodwill was recorded during the years ended December 31, 2022 and December 31, 2021.

In March 2020, the Company observed a material increase in macro-economic uncertainty and a material decrease in oil and gas prices as a result of a combination of factors, including the substantial decline in global demand for oil caused by the COVID-19 pandemic and disagreements between the Organization of Petroleum Exporting Countries and other oil producing nations regarding limits on production. As a result, customers significantly decreased capital budgets and other spending, which significantly impacted our global outlook for the industry. We determined that these events constituted a triggering event that required us to perform a quantitative goodwill impairment assessment as of March 31, 2020 ("Testing Date") and to review the recoverability of all our long-lived assets. Our interim quantitative goodwill impairment test in 2020 determined the carrying value of certain of our reporting units exceeded their estimated fair value as of the Testing date, which resulted in goodwill impairment expenses of $191.9 million. Our quantitative goodwill impairment test as of our annual testing date on 2020 determined no further impairment to goodwill was to be recorded. After recording of the impairment expense, the carrying value of our impaired reporting units equaled their fair value whereas the estimated fair values of other reporting units were more that their carrying values.

In performing our quantitative goodwill impairment assessments, we used the income approach and the market approach to estimate the fair value of our reporting units. The income approach estimates the fair value by discounting the reporting unit's estimated future cash flows using an estimated discount rate, or expected return, that a marketplace participant would have required as of the valuation date. The market approach includes the use of comparative multiples to corroborate the discounted cash flow results and involves significant judgment in the selection of the appropriate peer group companies and valuation multiples. Under the income approach, we utilized third-party valuation advisors to assist us with these valuations. These analyses included significant judgment, including significant Level 3 assumptions related to management's short-term and long-term forecast of operating performance, discount rates based on our estimated weighted average cost of capital, revenue growth rates, profitability margins and capital expenditures.

Long-lived Assets

The Company did not identify any indicators of impairment related to our long-lived assets during the years ended December 31, 2022 and December 31, 2021. In reviewing the recoverability of our long-lived assets during 2020, we identified certain of our long-lived assets which exceeded their respective fair values and certain of our long-lived assets which were deemed to be no longer useable. As a result, during 2020 we recorded impairment expense of $20.0 million, $60.4 million and $15.2 million relating to our property, plant and equipment, intangible assets and operating lease right-of-use assets, respectively.

Financial Instruments

The estimated fair values of the Company's financial instruments have been determined at discrete points in time based on relevant market information. The Company's financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities and interest-bearing loans. The carrying amounts of the Company's financial instruments other than interest bearing loans approximate fair value due to the short-term nature of the items. The Company does not have any outstanding borrowings on its interest-bearing loans.

5.   **Business segment reporting**

Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company's Chief Operating Decision Maker ("CODM"), which is our CEO, in deciding how to allocate resources and assess performance. Our operations are comprised of four operating segments which also represent our reporting segments and are aligned with our geographic regions as below:

- North and Latin America ("NLA"),
- Europe and Sub-Saharan Africa ("ESSA"),
- Middle East and North Africa ("MENA"), and
- Asia-Pacific ("APAC").

The following table presents our revenue disaggregated by our operating segments (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
NLA	$ 499,813	$ 193,156	$ 115,738
ESSA	389,342	300,557	219,534
MENA	201,495	171,136	194,033
APAC	188,768	160,913	145,721
Total	$ 1,279,418	$ 825,762	$ 675,026

Segment EBITDA

Our CODM regularly evaluates the performance of our operating segments using Segment EBITDA, which we define as loss before income taxes adjusted for corporate costs, equity in income of joint ventures, depreciation and amortization expense, impairment expense, severance and other expense, gain on disposal of assets, foreign exchange losses, merger and integration expense, other income, net, interest and finance expense, net and stock-based compensation expense.

The following table presents our Segment EBITDA disaggregated by our operating segments and reconciliation to income (loss) before income taxes (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
NLA	$ 135,236	$ 32,254	$ 54
ESSA	74,681	53,336	35,393
MENA	63,315	56,312	77,296
APAC	4,850	33,444	34,976
Total Segment EBITDA	278,082	175,346	147,719
Corporate costs	(87,580)	(66,153)	(61,122)
Equity in income of joint ventures	15,731	16,747	13,589
Depreciation and amortization expense	(139,767)	(123,866)	(113,693)
Impairment expense	-	-	(287,454)
Severance and other expense	(7,825)	(7,826)	(13,930)
Stock-based compensation expense	(18,486)	(54,162)	-
Gain on disposal of assets	-	1,000	10,085
Foreign exchange losses	(8,341)	(4,314)	(2,261)
Merger and integration expense	(13,620)	(47,593)	(1,630)
Other income, net	3,149	3,992	3,908
Interest and finance expense, net	(241)	(8,795)	(5,656)
Income (loss) before income taxes	$ 21,102	$ (115,624)	$ (310,445)

Corporate costs include the costs of running our corporate head office and other central functions that support the operating segments, including research, engineering and development, logistics, sales and marketing and health and safety and are not attributable to a particular operating segment.

We are a Netherlands based company and we derive our revenue from services and product sales to customers primarily in the oil and gas industry. No single customer accounted for more than 10% of our revenue for the years ended December 31, 2022 and 2021. One customer in our MENA operating segment accounted for 16% of our consolidated revenue for the year ended December 31, 2020. The revenue generated in the Netherlands was immaterial for the years ended December 31, 2022, 2021 and 2020. Other than the U.S. in 2022, Norway in 2021, and Algeria in 2020, no individual country represented more than 10% of our revenue for the years ended December 31, 2022, 2021 and 2020.

The following table presents total assets by geographic region and assets held centrally. Assets held centrally includes certain property plant and equipment, investments in joint ventures, collateral deposits, income tax related balances, corporate cash and cash equivalents, accounts receivable and other current and non-current assets, which are not included in the measure of segment assets reviewed by the CODM:

	December 31,	
	2022	**2021**
NLA	$ 633,644	$ 561,482
ESSA	444,368	370,638
MENA	294,742	358,465
APAC	232,812	231,087
Assets held centrally	331,586	332,966
Total	$ 1,937,152	$ 1,854,638

The following table presents our capital expenditures disaggregated by our operating segments (in thousands):

	Year Ended December 31,	
	2022	**2021**
NLA	$ 18,435	$ 6,426
ESSA	17,574	11,151
MENA	27,354	14,553
APAC	13,457	19,958
Assets held centrally	5,084	29,423
Total	$ 81,904	$ 81,511

6. Revenue

Disaggregation of revenue

We disaggregate our revenue from contracts with customers by geography, as disclosed in Note 5 above, as we believe this best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. Additionally, we disaggregate our revenue into areas of capability.

The following table sets forth the total amount of revenue by areas of capability as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Well construction	$ 500,438	$ 112,126	$ -
Well management	778,980	713,636	675,026
Total	$ 1,279,418	$ 825,762	$ 675,026

Contract balances

We perform our obligations under contracts with our customers by transferring services and products in exchange for consideration. The timing of our performance often differs from the timing of our customers' payments, which results in the recognition of receivables and deferred revenue.

Unbilled receivables are initially recognized for revenue earned on completion of the performance obligation which are not yet invoiced to the customer. The amounts recognized as unbilled receivables are reclassified to trade receivable upon billing. Deferred revenue represents the Company's obligations to transfer goods or services to customers for which the Company has received consideration, in full or part, from the customer.

Contract balances consisted of the following as of December 31, 2022 and December 31, 2021 (in thousands):

	December 31,			
	2022		**2021**	
Trade receivable, net	$	289,235	$	236,158
Unbilled receivables (included within accounts receivable, net)	$	139,690	$	94,659
Deferred revenue (included within other liabilities)	$	51,192	$	17,038

The Company recognized revenue of $15.5 million, $15.4 million and $6.3 million for the years ended December 31, 2022, 2021 and 2020, respectively, out of the deferred revenue balance as of the beginning of the applicable year.

As of December 31, 2022, $50.9 million of our deferred revenue was classified as current and is included in "Other current liabilities" on the consolidated balance sheets, with the remainder classified as non-current and included in "Other non-current liabilities" on the consolidated balance sheets.

Transaction price allocated to remaining performance obligations

Remaining performance obligations represent firm contracts for which work has not been performed and future revenue recognition is expected. We have elected the practical expedient permitting the exclusion of disclosing remaining performance obligations for contracts that have an original expected duration of one year or less and for our long-term contracts we have a right to consideration from customers in an amount that corresponds directly with the value to the customer of the performance completed to date. With respect to our long term construction contracts, revenue allocated to remaining performance obligations is $139.2 million.

7.   **Income taxes**

The components of income tax expense (benefit) for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Current tax:						
Netherlands (2020: U.K.)	$	283	$	216	$	(707)
Foreign		42,308		16,777		17,883
Total current tax		42,591		16,993		17,176
Deferred tax:						
Netherlands (2020: U.K.)		-		-		-
Foreign		(1,344)		(726)		(20,576)
Total deferred tax		(1,344)		(726)		(20,576)
Income tax expense (benefit)	$	41,247	$	16,267	$	(3,400)

Following the closing of the Merger on October 1, 2021, the tax domicile of the Company changed from the U.K. to the Netherlands. As a result of this change in domicile due to the Merger, income tax expense (benefit) is split between the Netherlands and foreign tax jurisdictions for the year ended December 31, 2022 and 2021 and between the U.K. and foreign tax jurisdictions for the year ended December 31, 2020.

The Netherland, U.K. and foreign components of income (loss) from continuing operations before income taxes and equity in income of joint ventures for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

		Year Ended December 31,				
		2022		**2021**		**2020**
Netherlands (2020: U.K.)	$	(13,984)	$	(19,190)	$	22,819
Foreign		19,355		(113,181)		(346,853)
Total	$	5,371	$	(132,371)	$	(324,034)

A reconciliation of the differences between the income tax provision computed at the Netherlands statutory rate of 25.8% and 25.0% for the year ended December 31, 2022 and 2021, respectively, and the U.K. statutory rate of 19.0% for the years ended December 31, 2020 to income (loss) from continuing operations before taxes and equity in joint ventures for the reasons below (in thousands):

		Year Ended December 31,				
		2022		**2021**		**2020**
Statutory tax rate		25.8%		25.0%		19.0%
Income tax expense (benefit) at statutory rate	$	1,387	$	(33,093)	$	(61,566)
Permanent differences		12,187		14,123		120,239
Effect of overseas tax rates		(4,024)		9,905		(1,754)
Net tax charge related to attributes with full valuation allowance		28,267		28,607		(71,259)
Exempt dividends from joint ventures		(2,649)		(1,014)		14
Return to provision adjustments		(5,966)		(5,001)		6,150
Withholding taxes		3,029		1,995		984
Foreign exchange movements on tax balances		694		67		1,216
Movement in uncertain tax positions		8,322		678		2,576
Income tax expense (benefit)	$	41,247	$	16,267	$	(3,400)
Effective tax rate		768.0%		-12.3%		1.0%

76

Deferred tax assets and liabilities are recorded for the anticipated future tax effects of temporary differences between the financial statement basis and tax basis of our assets and liabilities and are measured using the tax rates and laws expected to be in effect when the differences are projected to reverse.

The primary components of our deferred tax assets and liabilities as of December 31, 2022 and 2021 were as follows (in thousands):

	December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss carry forwards	$ 771,963	$ 731,315
Employee compensation and benefits	9,977	12,958
Depreciation	66,300	44,253
Other	44,133	34,734
Investment in partnership	-	51,890
Intangibles	16,197	22,980
Valuation allowance	(881,286)	(829,087)
Total deferred tax assets	27,284	69,043
Deferred tax liabilities:		
Depreciation	(13,630)	(1,935)
Goodwill and other intangibles	(36,968)	(42,784)
Investment in partnership	(911)	(48,856)
Other	(6,194)	(7,212)
Total deferred tax liabilities	(57,703)	(100,787)
Net deferred tax liabilities	$ (30,419)	$ (31,744)

We recognize a valuation allowance where it is more likely than not that some or all of the deferred tax assets will not be realized. The realization of a deferred tax asset is dependent upon the ability to generate sufficient taxable income in the appropriate taxing jurisdictions where the deferred tax assets are initially recognized.

The changes in valuation allowances were as follows (in thousands):

	Year Ended December 31		
	2022	2021	2020
Balance at the beginning of the period	$ 829,087	$ 512,711	$ 443,398
Additions attributable to the Merger	-	187,319	-
Additions not attributable to the Merger	146,451	160,299	72,025
Reductions	(94,252)	(31,242)	(2,712)
Balance at end of period	$ 881,286	$ 829,087	$ 512,711

As of December 31, 2022, the Company had U.S. federal net operating loss carryforwards ("NOLs") of approximately $628.7 million, net of existing Section 382 (as defined below) limitations, $160.6 million, of which were incurred prior to January 1, 2018 (and will begin to expire, if unused, in 2036) and $468.1 million of which were incurred on or after January 1, 2018 (and will not expire and will be carried forward indefinitely).

Section 382 of the Code ("Section 382") imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an "ownership change" (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation's stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs, utilization of the relevant corporation's NOLs would be subject to an annual limitation under Section 382, generally determined, subject to certain adjustments, by multiplying (i) the fair market value of such corporation's stock at the time of the ownership change by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. Any unused annual limitation may be carried over to later years.

The Company underwent an ownership change under Section 382 as a result of the Merger, which will trigger a limitation (calculated as described above) on the combined company's ability to utilize any historic Frank's NOLs and will cause some of the Frank's NOLs incurred prior to January 1, 2018 to expire before the combined company will be able to utilize them to reduce taxable income in future periods.

The exchange of ordinary shares of Legacy Expro for shares of the Company's common stock ("Company Common Stock") in the Merger was, standing alone, insufficient to result in an ownership change with respect to Legacy Expro. However, the Company will undergo an ownership change as a result of the Merger taking into account other changes in ownership of Company stock occurring within the relevant three-year period described above. Due to the ownership change with respect to Legacy Expro as a result of the Merger, the combined company will be prevented from fully utilizing Legacy Expro's historic NOLs incurred prior to January 1, 2018 prior to their expiration.

We have performed an analysis of uncertain tax positions in the various jurisdictions in which we operate and concluded that we are adequately provided. Our tax filings are subject to regular audits by tax authorities in the various jurisdictions in which we operate. Tax liabilities are based on estimates, however due to the uncertain and complex application of tax legislation, the ultimate resolution of audits may be materially different to our estimates.

The Company is subject to income taxation in many jurisdictions around the world. The following table presents the changes in our uncertain tax positions as of December 31, 2022 and 2021 (in thousands):

	Year ended December 31	
	2022	**2021**
Balance at the beginning of the period	$ 76,114	$ 35,377
Additions attributable to the Merger	7,259	40,144
Additions based on tax positions related to current period not attributable to the Merger	8,009	5,774
Additions for tax positions of prior year period not attributable to the Merger	2,371	5,094
Settlements with tax authorities	(2,490)	(2,370)
Reductions for tax positions of prior years	(547)	(5,138)
Reductions due to the lapse of statute of limitations	(1,525)	(2,094)
Effect of changes in foreign exchange rates	(1,054)	(673)
Balance at the end of the period	$ 88,137	$ 76,114

The amounts above include penalties and interest of $9.8 million and $4.2 million for the years ended December 31, 2022 and 2021, respectively. We classify penalties and interest relating to uncertain tax positions within income tax (expense) benefit in the consolidated statements of operations.

Approximately $58.0 million and $46.0 million of unrecognized tax benefits as of December 31, 2022 and December 31, 2021 respectively, included in "Other non-current liabilities" on the consolidated balance sheet, would positively impact our future rate and be recognized as additional tax benefit in our statement of operations if resolved in our favor. Approximately $30.1 million of unrecognized tax benefits as of December 31, 2022 and at December 31, 2021 relate to certain deductions and should not impact our future rate. We do not foresee material resolution of these positions in the coming 12 months.

We file income tax returns in the Netherlands and in various other foreign jurisdictions in respect of the Company's subsidiaries. In all cases we are no longer subject to income tax examination by tax authorities for years prior to 2008. Tax filings of our subsidiaries, branches and related entities are routinely examined in the normal course of business by the relevant tax authorities. We believe that there are no jurisdictions in which the outcome of unresolved issues is likely to be material to our results of operations, financial position or cash flows.

8.   Investment in joint ventures

We have investments in two joint ventures, which together provide us access to certain Asian markets that otherwise would be challenging for us to penetrate or develop effectively on our own. COSL - Expro Testing Services (Tianjin) Co. Ltd ("CETS"), in which we have a 50% equity interest, has extensive offshore well testing and completions capabilities and a reputation for providing technology-driven solutions in China. Similarly, PV Drilling Expro International Co. Ltd. ("PVD-Expro") in which we have a 49% equity interest, offers the full suite of the Company's products and services, including well testing and completions, in Vietnam. Both of these are strategic to our activities and offer the full capabilities and technology of the Company, but each company is independently managed.

The carrying value of our investment in joint ventures as of December 31, 2022 and 2021 was as follows (in thousands):

		December 31,		
		2022		**2021**
CETS	$	62,471	$	54,014
PVD-Expro		3,567		3,590
Total	$	66,038	$	57,604

9.   Accounts receivable, net

Accounts receivable, net consisted of the following as of December 31, 2022 and 2021 (in thousands):

		December 31,		
		2022		**2021**
Accounts receivable	$	441,605	$	340,209
Less: Expected credit losses		(12,680)		(9,392)
Total	$	428,925	$	330,817
Current		419,237		319,286
Non – current		9,688		11,531
Total	$	428,925	$	330,817

The movement of expected credit losses for the years ended December 31, 2022, 2021 and 2020 was as follows (in thousands):

	Year Ended December 31,					
	2022		2021		2020	
Balance at beginning of year	$	9,392	$	6,917	$	6,313
Additions - Acquired in the Merger		-		992		-
Additions - Charged to expense		4,096		1,527		965
Deductions		(808)		(44)		(361)
Balance at end of year	$	12,680	$	9,392	$	6,917

10.   Inventories

Inventories consisted of the following as of December 31, 2022 and 2021 (in thousands):

	December 31,			
	2022		2021	
Finished goods	$	26,810	$	34,899
Raw materials, equipment spares and consumables		102,395		76,025
Work-in progress		24,513		14,192
Total	$	153,718	$	125,116

11.   Other assets and liabilities

Other assets consisted of the following as of December 31, 2022 and 2021 (in thousands):

	December 31,			
	2022		2021	
Cash surrender value of life insurance policies	$	-	$	18,857
Prepayments		18,084		19,891
Value-added tax receivables		20,727		22,524
Collateral deposits		1,669		1,599
Deposits		7,245		7,331
Other		5,513		9,197
Total	$	53,238	$	79,399
Current		44,975		52,938
Non – current		8,263		26,461
Total	$	53,238	$	79,399

Other liabilities consisted of the following as of December 31, 2022 and 2021 (in thousands):

	December 31,		
	2022		**2021**
Deferred revenue	$	51,192	$ 17,038
Other tax and social security		28,557	27,893
Income tax liabilities - non-current portion		58,036	45,741
Deferred compensation plan		-	9,339
Provisions		45,248	32,964
Other		21,882	16,775
Total	$	204,915	$ 149,750
Current		107,750	74,213
Non – current		97,165	75,537
Total	$	204,915	$ 149,750

Cash Surrender Value of Life Insurance Policies

We had $18.9 million of cash surrender value of life insurance policies as of December 31, 2021, that were held within a trust established to settle payment of future executive deferred compensation benefit obligations. During 2022, the Company terminated the executive deferred compensation benefit plan. Please see Note 19 "*Post-retirement benefits*" for additional information. Prior to the termination of the executive deferred compensation plan, the impact of cash distributions from the trust for benefits paid pursuant to the executive deferred compensation benefit plan was included in "Proceeds from sale / maturity of investments" on the consolidated statements of cash flows. Loss associated with these policies was included in "Other income, net" on our condensed consolidated statements of operations. Loss on changes in the cash surrender value of life insurance policies was $0.3 million for the year ended December 31, 2022.

12.   Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2022 and 2021 (in thousands):

	December 31,		
	2022		**2021**
Accounts payable – trade	$	100,951	$ 84,952
Payroll, vacation and other employee benefits		46,935	42,671
Accruals for goods received not invoiced		32,102	18,666
Other accrued liabilities		92,716	66,863
Total	$	272,704	$ 213,152

13.   Property, plant and equipment, net

Property, plant and equipment, net consisted of the following as of December 31, 2022 and 2021 (in thousands):

	December 31,			
	2022		**2021**	
Cost:				
Land	$	22,261	$	21,580
Land improvement		3,054		3,054
Buildings and lease hold improvements		98,490		104,660
Plant and equipment		789,910		701,400
		913,715		830,694
Less: accumulated depreciation		(451,399)		(352,114)
Total	$	462,316	$	478,580

The carrying amount of our property, plant and equipment recognized in respect of assets held under finance leases as of December 31, 2022 and 2021 and included in amounts above is as follows (in thousands):

	December 31,			
	2022		**2021**	
Cost:				
Buildings	$	18,623	$	18,623
Plant and equipment		1,275		1,275
		19,898		19,898
Less: accumulated amortization		(9,085)		(7,733)
Total	$	10,813	$	12,165

Depreciation expense related to property, plant and equipment, including assets under finance leases, was $102.3 million, $95.8 million and $85.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

No impairment expense related to property, plant and equipment was recognized for the years ended December 31, 2022 and 2021. We recognized impairment expense related to property, plant and equipment of $20.0 million for the year ended December 31, 2020, which is included in "Impairment expense" on our consolidated statement of operations. Refer to Note 4 "*Fair value measurements*" for further details.

During the year ended December 31, 2022, a building classified as assets held for sale as of December 31, 2021, was sold for net proceeds of $6.3 million. Additionally, during the year ended December 31, 2022, a building with net carrying value of $2.2 million met the criteria to be classified as held for sale and was reclassified from property plant and equipment, net to assets held for sale on our consolidated balance sheet.

14.   Intangible assets, net

The following table summarizes our intangible assets comprising of Customer Relationships & Contracts ("CR&C"), Trademarks, Technology and Software as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022			December 31, 2021			December 31, 2022
	Gross carrying amount	Accumulated impairment and amortization	Net book value	Gross carrying amount	Accumulated impairment and amortization	Net book value	Weighted average remaining life (years)
CR&C	$ 222,200	$ (118,221)	$ 103,979	$ 222,200	$ (98,271)	$ 123,929	5.3
Trademarks	57,100	(32,921)	24,179	57,100	(29,392)	27,708	7.5
Technology	170,652	(71,191)	99,461	159,458	(60,979)	98,479	11.7
Software	11,556	(9,671)	1,885	8,754	(5,817)	2,937	0.8
Total	$ 461,508	$ (232,004)	$ 229,504	$ 447,512	$ (194,459)	$ 253,053	8.3

Amortization expense for intangible assets was $37.4 million, $28.1 million and $28.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

During the first quarter of 2022, we acquired technology to bolster our well intervention and integrity product offering, resulting in an increase in intangible assets of $11.2 million which will be amortized over a five-year life. The impact of this asset acquisition is included in "Acquisition of technology" on the consolidated statements of cash flows.

The following table summarizes the intangible assets which were acquired pursuant to the Merger (in thousands):

	Acquired Fair Value	Weighted average life
CR&C	$ 7,000	10.0
Trademarks	17,000	10.0
Technology	79,920	15.0
Software	871	1.0
Total	$ 104,791	13.7

No impairment expense associated with our intangible assets was recognized during the years ended December 31, 2022 and 2021. We recognized impairment expense associated with our intangible assets of $60.4 million for the year ended December 31, 2020, which is included in "Impairment expense" in our consolidated statement of operations. Refer to Note 4 "*Fair value measurements*" for further details.

The following table summarizes our intangible asset impairment expense by operating segment for the year ended December 31, 2020 (in thousands):

2020:	CR&C	Technology	Trademarks	Total
NLA	$ 10,262	$ 20,616	$ 11,437	$ 42,315
ESSA	-	6,909	4,070	10,979
APAC	-	7,100	-	7,100
Total	$ 10,262	$ 34,625	$ 15,507	$ 60,394

Expected future intangible asset amortization as of December 31, 2022 is as follows (in thousands):

Years ending December 31,		
2023	$	35,467
2024		33,582
2025		33,582
2026		33,582
2027		33,582
Thereafter		59,709
Total	$	229,504

15.   Goodwill

Our reporting units are either our operating segments or components of our operating segments depending on the level at which segment management oversees the business. Prior to the Merger, Legacy Expro's reporting units included Europe and the Commonwealth of Independent States, Sub-Saharan Africa, MENA, Asia, North America and Latin America. During 2021, due to the Merger we changed our internal organization and reporting structure and as a result, our operating segments, NLA, ESSA, MENA and APAC, are also our reporting units. The allocation of goodwill by operating segment was as follows (in thousands):

		December 31,		
		2022		**2021**
NLA	$	118,511	$	93,608
ESSA		80,058		66,283
MENA		4,218		3,331
APAC		18,193		16,681
Total	$	220,980	$	179,903

The following table provides the gross carrying amount and cumulative impairment expense of goodwill for each operating segment as of December 31, 2022 and 2021 (in thousands):

		2022						**2021**					
		Cost		**Measurement period adjustments**		**Accumulated impairment**		**Net Book Value**		**Cost**		**Acquired in Merger**		**Accumulated impairment**		**Net Book Value**
NLA	$	130,949	$	24,903	$	(37,341)	$	118,511	$	37,341	$	93,608	$	(37,341)	$	93,608
ESSA		80,761		13,775		(14,478)		80,058		28,982		51,779		(14,478)		66,283
MENA		129,714		887		(126,383)		4,218		126,383		3,331		(126,383)		3,331
APAC		56,794		1,512		(40,113)		18,193		51,113		5,681		(40,113)		16,681
Total	$	398,218	$	41,077	$	(218,315)	$	220,980	$	243,819	$	154,399	$	(218,315)	$	179,903

During the third quarter of 2022, goodwill associated with the Merger increased by $41.1 million as a result of measurement period adjustments to our preliminary estimates due to additional information received. Please see Note 3 "Business combinations and dispositions" for additional information.

No goodwill impairment expense was recognized during the years ended December 31, 2022 and 2021. We recorded goodwill impairment expense of $191.9 million for the year ended December 31, 2020. Refer to Note 4 "*Fair value measurements*" for further details.

The following table summarizes our goodwill impairment expense by operating segment for the year ended December 31, 2020 (in thousands):

	Year Ended December 31,
	2020
NLA	$ 25,397
ESSA	-
MENA	126,383
APAC	40,113
Total	$ 191,893

16.   Interest bearing loans

On October 1, 2021, in connection with the closing of the Merger, we entered into a new revolving credit facility (the "New Facility") with DNB Bank ASA, London Branch, as agent (the "Agent"), with total commitments of $200.0 million, of which $130.0 million was available for drawdowns as loans and $70.0 million was available for letters of credit. On July 21, 2022, the Company increased the facility available for letters of credit to $92.5 million and total commitments to $222.5 million. Proceeds of the New Facility may be used for general corporate and working capital purposes.

All obligations under the New Facility are guaranteed jointly and severally by the Company and certain of the Company's subsidiaries incorporated in the U.S., the U.K., the Netherlands, Norway, Hungary, Australia, Cyprus, the Cayman Islands and Guernsey. Going forward, the guarantors must comprise at least 80% of the EBITDA (as defined in the New Facility) and 70% of the consolidated assets of the Company and its subsidiaries, as well as subsidiaries individually representing 5% or more of the EBITDA or assets of the group, subject to customary exceptions and exclusions. In addition, the obligations under the New Facility are secured by first priority liens on certain assets of the borrowers and guarantors, including pledges of equity interests in certain of the Company's subsidiaries, including all of the borrowers and subsidiary guarantors, material operating bank accounts, intercompany loans receivable and, in jurisdictions where customary, including the U.S., the U.K., Australia and the Cayman Islands, substantially all of the assets and property of the borrowers and guarantors incorporated in such jurisdictions, in each case subject to customary exceptions and exclusions.

Borrowings under the New Facility bear interest at a rate per annum of LIBOR, subject to a 0.00% floor, plus an applicable margin of 3.75% for cash borrowings or 3.00% for letters of credit. A 0.75% per annum fronting fee applies to letters of credit, and an additional 0.25% or 0.50% per annum utilization fee is payable on drawdowns as loans to the extent one-third or two-thirds, respectively, or more of commitments are drawn. The unused portion of the New Facility is subject to a commitment fee of 30% per annum of the applicable margin. Interest on loans is payable at the end of the selected interest period, but no less frequently than semi-annually.

The New Facility contains various undertakings and affirmative and negative covenants which limit, subject to certain customary exceptions and thresholds, the Company and its subsidiaries' ability to, among other things, (1) enter into asset sales; (2) incur additional indebtedness; (3) make investments, acquisitions, or loans and create or incur liens; (4) pay certain dividends or make other distributions; and (5) engage in transactions with affiliates. The New Facility also requires the Company to maintain (i) a minimum cash flow cover ratio of 1.5 to 1.0 based on the ratio of cash flow to debt service; (ii) a minimum interest cover ratio of 4.0 to 1.0 based on the ratio of EBITDA to net finance charges; and (iii) a maximum senior leverage ratio of 2.25 to 1.0 based on the ratio of total net debt to EBITDA, in each case tested quarterly on a last-twelve-months basis, subject to certain exceptions. In addition, the aggregate capital expenditure of the Company and its subsidiaries cannot exceed 110% of the forecasted amount in the relevant annual budget, subject to certain exceptions. If the Company fails to perform its obligations under the agreement that results in an event of default, the commitments under the New Facility could be terminated and any outstanding borrowings under the New Facility may be declared immediately due and payable. The New Facility also contains cross-default provisions that apply to the Company and its subsidiaries' other indebtedness.

On March 31, 2022, the Agent, on behalf of the consenting lenders, countersigned a Consent Request Letter dated March 10, 2022 to the New Facility (the "Consent"). Pursuant to the Consent, the lenders consented to, among other things, an amendment to the New Facility permitting dividends or distributions by the Company, or the repurchase or redemption of the Company's shares in an aggregate amount of $50.0 million over the life of the New Facility, subject to pro forma compliance with the 2.25 to 1.0 maximum senior leverage ratio financial covenant.

The Facility remained undrawn on a cash basis (i.e., no loans were outstanding) as of December 31, 2022 and December 31, 2021. We utilized $53.8 million and $33.4 million as of December 31, 2022 and December 31, 2021, respectively, for bonds and guarantees.

17.   Leases

We are a lessee for numerous operating leases, primarily related to real estate, transportation and equipment. The terms and conditions for these leases vary by the type of underlying asset. The vast majority of our operating leases have terms ranging between one and fifteen years, some of which include options to extend the leases, and some of which include options to terminate the leases. We include the renewal or termination options in the lease terms, when it is reasonably certain that we will exercise that option. We also lease certain real estate and equipment under finance leases. Our lease contracts generally do not provide any guaranteed residual values.

The accounting for some of our leases may require significant judgment, which includes determining whether a contract contains a lease, determining the incremental borrowing rates to utilize in our net present value calculation of lease payments for lease agreements which do not provide an implicit rate, and assessing the likelihood of renewal or termination options.

The following tables illustrate the financial impact of our leases as of and for the years ended December 31, 2022, 2021 and 2020, along with other supplemental information about our existing leases (in thousands, except years and percentages):

		Year Ended December 31,				
		2022		**2021**		**2020**
Components of lease expenses:						
Finance lease expense:						
Amortization of right of use assets	$	1,352	$	967	$	1,649
Interest incurred on lease liabilities		2,006		2,246		2,386
Operating lease expense		26,231		21,479		19,870
Short term lease expense		84,045		54,756		56,156
Total lease expense	$	113,634	$	79,448	$	80,061

		December 31,				
		2022		**2021**		**2020**
Other supplementary information (in thousands, except years and discount rates):						
Cash paid for amounts included in measurement of lease liabilities:						
Operating cash flows from operating leases	$	28,454	$	25,348	$	23,134
Right-of-use assets obtained in an exchange for lease obligations						
Operating leases	$	15,051	$	8,529	$	8,917
Weighted average remaining lease term:						
Operating leases		6.9		7.3		8.5
Finance leases		10.1		11.0		11.7
Weighted average discount rate for operating leases		8.9%		8.8%		10.0%
Weighted average discount rate for finance leases		12.9%		13.1%		13.5%

The operating cash flows for finance leases approximates the interest expense for the year.

As of December 31, 2022, maturity of our lease liabilities are as follows (in thousands):

	Operating Leases		Finance Leases	
Years ending December 31,				
2023	$	25,486	$	3,026
2024		19,398		2,759
2025		13,365		2,703
2026		9,331		2,703
2027		8,033		2,680
Due after 5 years		35,584		13,069
	$	111,197	$	26,940
Less: amounts representing interest		(31,293)		(12,120)
Total	$	79,904	$	14,820
Short-term portion	$	19,057	$	1,047
Long-term portion		60,847		13,773
Total	$	79,904	$	14,820

18.   Commitments and contingencies

Commercial Commitments

During the normal course of business, we enter into commercial commitments in the form of letters of credit and bank guarantees to provide financial and performance assurance to third parties.

We entered into contractual commitments for the acquisition of property, plant and equipment totaling $45.5 million and $26.3 million as of December 31, 2022 and 2021, respectively. We also entered into purchase commitments related to inventory on an as-needed basis. As of December 31, 2022 and 2021, inventory purchase commitments were $25.8 million and $14.2 million, respectively.

We are committed under various lease agreements primarily related to real estate, vehicles and certain equipment that expire at various dates throughout the next several years. Refer to Note 17 "*Leases*" for further details.

Contingencies

Certain conditions may exist as of the date our consolidated financial statements are issued that may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management, with input from legal counsel, assesses such contingent liabilities, and such assessment inherently involves an exercise in judgment. In assessing loss contingencies related to legal proceedings pending against us or unasserted claims that may result in proceedings, our management, with input from legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable a material loss has been incurred and the amount of liability can be estimated, then the estimated liability would be accrued in our consolidated financial statements. If the assessment indicates a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

We are the subject of lawsuits and claims arising in the ordinary course of business from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. We had no material accruals for loss contingencies, individually or in the aggregate, as of December 31, 2022 and December 31, 2021. We believe the probability is remote that the ultimate outcome of these matters would have a material adverse effect on our financial position, results of operations or cash flows.

We have conducted an internal investigation of the operations of certain of Frank's foreign subsidiaries in West Africa including for possible violations of the U.S. Foreign Corrupt Practices Act ("FCPA"), our policies and other applicable laws. In June 2016, we voluntarily disclosed the existence of our internal review to the SEC and the U.S. Department of Justice ("DOJ"). The DOJ has provided a declination, subject to the Company and the SEC reaching a satisfactory settlement of civil claims. We are discussing a possible resolution with the SEC and, based on the course of these discussions to date, we believe that a final resolution of this matter is likely to include a civil penalty in the amount of approximately $8 million and, accordingly, we have recorded a loss contingency in that amount within "Other current liabilities" on our consolidated balance sheet as of December 31, 2022, with the offset taken as an increase to goodwill as a measurement period adjustment associated with the Merger. While we believe the final resolution, including the amount of any civil penalty, of this matter is nearing a conclusion, there can be no assurance as to the timing or the terms of any final resolution, or that a settlement will be reached at all. In the event a settlement is not reached, litigation may ensue and, accordingly, the actual loss incurred in connection with this matter could be less than or exceed the amount accrued and may have a material adverse effect on our financial position, results of operations or cash flows. At the present time, we are unable to reasonably estimate the amount of any potential loss in excess of the amount already accrued relating to this matter. Other than discussed above, we had no other material legal accruals for loss contingencies, individually or in the aggregate, as of December 31, 2022 and December 31, 2021.

Our Board and management are committed to continuously enhancing our internal controls that support improved compliance and transparency throughout our global operations, including the integration of the legacy Frank's compliance related processes into the Expro compliance framework and program.

19.   Post-retirement benefits

We operate a number of post-retirement benefit plans, primarily consisting of defined contribution plans for U.S. and non-U.S. employees. We also sponsor defined benefit pension plans for certain employees located in the U.K., Norway and Indonesia. The majority of our post-retirement expense relates to defined contribution plans. The assets of the various defined benefit plans are held separately from those of the Company. Our principal retirement savings plans and pension plans are discussed below.

Defined contribution plans

We offer various defined contribution plans for employees around the globe as per local statute and market practice. Specific to our largest employee populations, for employees in the U.S., we offer a 401(K) plan, which is a defined contribution retirement savings plan to which the employer matches employee contributions up to 4% of eligible earnings. For U.K. employees, we offer the Group Personal Pension plan ("GPP"), which is a portable, personal pension plan to which the employer contributes on a matching basis between a base of 4.5% and a ceiling of 6% of base salary.

Expense recognized in respect of these plans were $8.4 million, $7.3 million and $6.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Defined benefit plans

We offer a pension plan to certain of our U.K. employees, which qualifies as a defined benefit plan. Effective October 1, 1999, this plan was closed to new entrants. The contributions to the plan are determined by a qualified external actuary on the basis of an annual valuation.

In December 2015, the decision was taken to close the U.K. defined benefit plan ("DB Plan") to new accruals. The status of the DB Plan's remaining active members has changed to that of deferred members. This change affected approximately 80 employees. As deferred members, these employees will no longer accrue further benefits under the DB Plan through their service. However, benefits earned through past service are retained and will continue to increase with inflation. In addition, affected individuals were auto-enrolled in the Company's defined contribution pension plan.

On December 28, 2020, the Company, with the written consent of the trustees, amended the DB Plan rules to introduce a new pension option for members who retire before their state pension age, a bridging pension option. Under this new option, a plan member who receives his or her pension before the later of age 65 or their state pension age can elect to have their pension temporarily increased at retirement and then reduced at the time of state pension.

Key assumptions

The major assumptions, included on a weighted average basis across the defined benefit plans, used to calculate the defined benefit plan liabilities were:

	December 31,		
	2022	**2021**	**2020**
Discount rate	4.7%	1.8%	1.3%
Expected return on plan assets	5.6%	3.2%	2.7%
Expected rate of salary increases	0.1%	0.1%	0.1%

The discount rate has been calculated with reference to AA rated corporate bonds of a suitable maturity. Expected rates of salary increases have been estimated by management following a review of the participant data. Within the U.K. plans pensionable salary was frozen in 2012 resulting in the reduction in the weighted average assumption for salary increases disclosed above.

The expected long-term return on cash is based on cash deposit rates available at the reporting date. The expected return on bonds is determined by reference to U.K. long term government bonds and bond yields at the reporting date. The expected rates of return on equities and property have been determined by setting an appropriate risk premium above government bond yields having regard to market conditions at the reporting date.

Net periodic benefit cost

Amounts recognized in the consolidated statements of operations and in the consolidated statements of comprehensive loss in respect of the defined benefit plans were as follows (in thousands):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Current service cost	$	(357)	$	(439)	$	(539)
Interest cost		(4,307)		(3,407)		(4,551)
Expected return on plan assets		6,796		5,499		6,064
Plan curtailment / amendment events recognized in consolidated statements of operations		-		-		2,269
Amortization of prior service credit		249		249		-
Reclassified net remeasurement (loss) gains		-		244		(104)
Amounts included in consolidated statements of operations	$	2,381	$	2,146	$	3,139
Actuarial gain (loss) on defined benefit plans	$	7,440	$	22,345	$	(9,356)
Plan curtailment / amendment credit recognized in consolidated statements of other comprehensive loss		-		-		5,510
Amortization of prior service credit		(249)		(249)		-
Reclassified net remeasurement (loss) gains		-		(244)		104
Other comprehensive income (loss)		7,191		21,852		(3,742)
Total comprehensive income (loss)	$	9,572	$	23,998	$	(603)

The service costs have primarily been included in "Cost of revenue, excluding depreciation and amortization" in the consolidated statements of operations. Interest cost, expected return on plan assets and plan curtailment / amendment events have been recognized in "Other income, net" in the consolidated statements of operations.

The actuarial gain (loss) is derived from the components shown in the table below (in thousands):

		Year Ended December 31,				
		2022		**2021**		**2020**
Actuarial (loss) gain on assets	$	(74,332)	$	11,378	$	16,678
Actuarial gain (loss) on liabilities		81,772		10,967		(26,034)
Actuarial gain (loss) on defined benefit plans	$	7,440	$	22,345	$	(9,356)

The actuarial gain on the benefit obligation for the year December 31, 2022 has arisen primarily as a result of increases in corporate bond yields, offset slightly by a loss relating to recognition of known inflation increases over 2022. The gain on the benefit obligation has been further offset by the lower than expected asset returns over the period which again was primarily caused by the increase in corporate and government bond yields.

The amount of employer contributions expected to be paid to our defined benefit plans during the years to December 31, 2032 is set out below (in thousands):

Years ending December 31:		
2023	$	5,481
2024	$	5,691
2025	$	5,886
2026	$	6,135
2027	$	6,416
Thereafter to December 31, 2032	$	22,495

The amounts included in the consolidated balance sheets arising from our obligations in respect of defined retirement benefit plans and post-employment benefits was as follows (in thousands):

| | December 31, | |
	2022	2021
Present value of defined benefit obligations	$ (135,182)	$ (241,808)
Fair value of plan assets	123,840	212,688
Deficit recognized under non-current liabilities	$ (11,342)	$ (29,120)

Changes in the present value of defined benefit obligations were as follows (in thousands):

| | December 31, | |
	2022	2021
Opening balance	$ (241,808)	$ (261,576)
Current service cost	(357)	(439)
Interest cost	(4,307)	(3,407)
Actuarial gain	81,772	10,967
Exchange differences	23,823	2,378
Benefits paid	5,695	10,269
Ending balance	$ (135,182)	$ (241,808)

Movements in fair value of plan assets were as follows (in thousands):

| | December 31, | |
	2022	2021
Opening balance	$ 212,688	$ 203,630
Actual return on plan assets	(67,536)	16,877
Exchange differences	(20,776)	(2,245)
Contributions from the sponsoring companies	5,159	4,695
Benefits paid	(5,695)	(10,269)
Ending balance	$ 123,840	$ 212,688

92

The actual return on plan assets consists of the following (in thousands):

	December 31,					
	2022		2021		2020	
Expected return on plan assets	$	6,796	$	5,499	$	6,064
Actuarial (loss) gain on plan assets		(74,332)		11,378		16,678
Actual return on plan assets	$	(67,536)	$	16,877	$	22,742

Information for pension plans with an accumulated benefit obligation in excess of plan assets were as follows (in thousands):

	December 31,			
	2022		2021	
Accumulated benefit obligation	$	134,102	$	240,644
Fair value of plan assets		123,840		212,688

The investment strategy of the main U.K. plan ("U.K. Plan") is set by the trustees and is based on advice received from an investment consultant. The primary investment objective for the U.K. Plan is to achieve an overall rate of return that is sufficient to ensure that assets are available to meet all liabilities as and when they become due. In doing so, the aim is to maximize returns at an acceptable level of risk taking into consideration the circumstances of the U.K. Plan.

The investment strategy has been determined after considering the U.K. Plan's liability profile and requirements of the U.K. statutory funding objective, and an appropriate level of investment risk.

Taking all these factors into consideration, approximately 45% of the assets are invested in a growth portfolio, comprising diversified growth funds ("DGFs") and property, and approximately 55% of the assets in a stabilizing portfolio, comprising corporate bonds and liability driven investments. DGFs are actively managed multi-asset funds. The managers of the DGFs aim to deliver equity like returns in the long term, with lower volatility. They seek to do this by investing in a wide range of assets and investment contracts in order to implement their market views.

The present value of the U.K. Plan's future benefits payments to members is sensitive to changes in long term interest rates and long-term inflation expectations. Liability driven investment ("LDI") funds are more sensitive to changes in these factors and therefore provide more efficient hedging than traditional bonds. A small proportion of the assets have therefore been invested in LDI funds to help to reduce the volatility of the U.K. Plan's funding position. The hedging level is expected to be increased over time as the U.K. Plan's funding position improves.

Assets of the other plans are invested in a combination of equity, bonds, real estate and insurance contracts.

The analysis of the plan assets and the expected rate of return at the reporting date were as follows (in thousands):

	December 31, 2022			December 31, 2021		
	Expected rate of return %	Fair value of asset		Expected rate of return %	Fair value of asset	
Mutual funds						
DGFs	7.5	$	55,633	4.6	$	123,460
LDI funds	4.0		45,170	1.1		61,163
Bond funds	4.5		21,899	1.8		26,571
Equities	1.8		188	1.5		360
Other assets	2.2		950	1.5		1,134
Total		$	123,840		$	212,688

The aggregated asset categorization for the plans were as follows (in thousands):

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds				
DGFs	$ 55,633	$ -	$ -	$ 55,633
LDI funds	45,170	-	-	45,170
Bond funds	21,899	-	-	21,899
Equities	188	-	-	188
Other assets	172	395	383	950
Total	$ 123,062	$ 395	$ 383	$ 123,840

| | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds				
DGFs	$ 123,460	$ -	$ -	$ 123,460
LDI funds	61,163	-	-	61,163
Bond funds	26,571	-	-	26,571
Equities	360	-	-	360
Other assets	445	329	360	1,134
Total	$ 211,999	$ 329	$ 360	$ 212,688

Other assets primarily represent insurance contracts. The fair value is estimated, based on the underlying defined benefit obligation assumed by the insurers.

Movements in fair value of Level 3 assets were as follows (in thousands):

| | December 31, | |
	2022	2021
Opening balance	$ 360	$ 292
Actual return on plan assets	6	5
Exchange differences	(6)	33
Contributions from the sponsoring companies	23	30
Ending balance	$ 383	$ 360

Executive Deferred Compensation Plan

The Company maintained the Executive Deferred Compensation Plan (the "EDC Plan") for certain current and former Frank's employees. Effective during 2015, this plan was closed to new entrants. The purpose of the EDC Plan was to provide participants with an opportunity to defer receipt of a portion of their salary, bonus, and other specified cash compensation. Participant contributions were immediately vested. Company contributions vested after five years of service. Participant benefits under the EDC Plan were paid from the general funds of the Company or a grantor trust, commonly referred to as a Rabbi Trust, created for the purpose of informally funding the EDC Plan. The assets of the EDC Plan's trust were invested in corporate-owned, split-dollar life insurance policies and mutual funds.

During 2022, the Company terminated the EDC Plan and settled substantially all remaining obligations under the plan by liquidating the cash surrender value of life insurance policies that were held within the Rabbi Trust.

As of December 31, 2021, the total liability related to the EDC Plan was $9.3 million and was included in "Other non-current liabilities" on the consolidated balance sheets. As of December 31, 2021, the cash surrender value of life insurance policies that are held within a Rabbi Trust for the purpose of paying future executive deferred compensation benefit obligations was $18.9 million.

20.   Stock-based compensation

Management Incentive Plan

During October 2018, Legacy Expro's board of directors approved the Management Incentive Plan ("MIP") which was comprised of (a) stock options to non-executive directors and key management personnel and (b) restricted stock units. The outstanding awards under the MIP were assumed by the Company in connection with the Merger.

MIP Stock options

Stock options issued under the MIP vest over a three or four year vesting period as defined in the award agreement, subject to the fulfilment of continued service and a performance condition related to the occurrence of a Liquidity Event as defined in the MIP. Additionally, a portion of the management options are subject to performance conditions linked to an internal rate of return.

There were 5.8 million MIP stock options issued and outstanding as of December 31, 2020 under the MIP. Legacy Expro granted no stock options in 2020.

Due to the nature of the performance conditions, recognition of compensation expense for the stock options was deferred until the occurrence of a Liquidity Event as defined in the MIP as the performance condition was deemed to be improbable. On October 1, 2021, the MIP stock options were modified to redefine the occurrence of the Liquidity Event to the closing of the Merger. Upon Closing, the MIP stock options were exchanged for options to purchase Company common stock based on the post-reverse stock split Exchange Ratio of 1.2120 to 1. As of the modification date, there were 6.9 million MIP stock options issued and outstanding.

The aforementioned event was accounted for as an improbable-to-probable modification and as a result, the fair value of all of the issued and outstanding MIP stock options was determined as of the Closing Date. Compensation expense was immediately recognized upon the Merger closing for all MIP stock options in which the service period was fulfilled. For the stock options in which the service period was not fulfilled, stock-based compensation expense is to be recognized based on the total modification date fair value of the associated awards on a straight-line basis over the remaining service period.

The Company recognized stock-based compensation expense related to the MIP stock options of $3.6 million and $39.5 million during the years ended December 31, 2022 and 2021 respectively. As of December 31, 2022, unrecognized stock compensation expense relating to MIP stock options totaled $0.9 million which will be expensed over a weighted average period of 0.6 years.

As of December 31, 2022 and 2021, there were 6.7 million and 6.9 million, respectively, MIP stock options issued and outstanding with a weighted average exercise price of $17.19 and 17.20, respectively. There were no stock options granted during 2021 or 2022 and there are no plans to grant stock options in 2023. During the year ended December 31, 2022 there were 0.1 million options forfeited; the number of options exercised was not material. Both options forfeited and options exercised had a weighted average exercise price of $17.08. As of December 31, 2022, there were 2.7 million exercisable MIP stock options with a weighted average exercise price of $17.15 per option.

The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option. The total intrinsic value of options exercised was not material during 2022. There were no stock option exercises during 2021 and 2020. At December 31, 2022, options outstanding had an intrinsic value of approximately $6.3 million with a weighted-average remaining life of 5.4 years. At December 31, 2022, options exercisable had an intrinsic value of $2.6 million, with a weighted-average remaining life of 5.4 years.

The fair value of the time-based MIP stock options granted to non-executive directors and management was estimated at the Closing Date using a Black-Scholes model and the fair value of the performance-based MIP stock options granted to management was estimated at the Closing Date using a Monte-Carlo Option valuation model. The Closing Date fair value of the Company's shares is a key input in the determination of the fair value of the awards.

The key assumptions used to estimate the fair value of the MIP stock options were as follows:

Risk free interest rate		0.04%
Expected volatility		55%
Dividend yield		0.0%
Stock price on valuation date	$	18.90

MIP Restricted stock units ("MIP RSUs")

RSUs granted under the MIP were subject to vesting over a three year period. There were 0.1 million outstanding MIP RSUs as of December 31, 2020. No stock-based compensation expense attributable to the MIP RSUs was recognized during the year ended December 31, 2020 as the performance conditions within the agreements were deemed to be improbable. In February 2021, the MIP RSU awards were modified so that upon the closing of the Merger, the MIP RSUs would convert to RSUs of the Company based on the post-reverse stock split Exchange Ratio of 1.2120 to 1 and would immediately vest pursuant to the terms of the Merger Agreement. As the MIP RSUs were fully vested on the closing of the Merger, the Company recognized $2.6 million of stock-based compensation expense attributable to the MIP RSUs during the year ended December 31, 2021 and had no further expenses outstanding to be recognized for the MIP RSUs as of December 31, 2021 or during the year ended December 31, 2022.

Expro Group Holdings N.V. Long-Term Incentive Plan

Effective October 1, 2021, in connection with the consummation of the Merger, the Company amended its 2013 Long-Term Incentive Plan to the Expro Group Holdings N.V. Long-Term Incentive Plan, As Amended and Restated. Further, effective May 25, 2022, the Expro Group Holdings N.V. Long-Term Incentive Plan, As Amended and Restated was terminated and the Expro Group Holdings N.V. 2022 Long-Term Incentive Plan (the "2022 LTIP" plan) was adopted and established by the Board and approved by the Company's stockholders. Pursuant to the 2022 LTIP, stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights and other types of equity and cash incentive awards may be granted to employees, non-employee directors and consultants. The LTIP expires after 10 years, unless prior to that date the maximum number of shares available for issuance under the plan has been issued or our Board terminates the plan. There are approximately 13.2 million shares of common stock reserved for issuance under the LTIP. As of December 31, 2022, approximately 11.5 million shares remained available for issuance.

LTIP Restricted Stock Units ("LTIP RSUs")

All RSUs granted under the LTIP vest ratably over a period of one to three years. Shares withheld from employees to settle personal tax obligations that arose as a result of RSUs that vested are included in our treasury stock. Certain RSU awards provide for accelerated vesting for qualifying terminations of employment or service.

Employees granted LTIP RSUs are not entitled to dividends declared on the underlying shares while the RSU is unvested. As such, the grant date fair value of the award is measured by reducing the grant date price of our common stock by the present value of the dividends expected to be paid on the underlying shares during the requisite service period, discounted at the appropriate risk-free interest rate.

Stock-based compensation expense relating to LTIP RSUs was $11.2 million and $6.8 million for the years ended December 31, 2022 and 2021, respectively. No stock based compensation expense relating to the LTIP RSUs was recognized for the year ended December 31, 2020. The total fair value of LTIP RSUs vested during the years ended December 31, 2022 and 2021 was $13.0 million and $2.0 million respectively. As of December 31, 2022, unrecognized stock compensation expense relating to LTIP RSUs totaled approximately $16.8 million, which will be expensed over a weighted average period of 1.0 years.

The following is a summary of RSU information and weighted-average grant-date fair values for Expro's LTIP RSUs:

	Number of Shares		Weighted Average Grant Date Fair Value
Non-vested on the Closing Date	883,079	$	21.97
Granted	458,258		17.64
Vested	(93,688)		21.80
Forfeited	(12,549)		22.59
Non-vested at December 31, 2021	1,235,100		20.49
Granted	913,034		16.51
Vested	(593,037)		21.91
Forfeited	(70,899)		18.80
Non-vested at December 31, 2022	1,484,198	$	17.51

Performance Restricted Stock Units ("PRSUs")

The purpose of the PRSUs is to closely align the incentive compensation of the executive leadership team for the duration of the performance cycle with returns to the Company's shareholders and thereby further motivate the executive leadership team to create sustained value to the Company shareholders. The design of the PRSU grants effectuates this purpose by placing a material amount of incentive compensation for each executive at risk by offering an extraordinary reward for the attainment of extraordinary results. Design features of the PRSU grant that in furtherance of this purpose include the following: (1) The vesting of the PRSUs is based on total shareholder return ("TSR") based on a comparison to the returns of a peer group, which is the SPDR S&P Oil & Gas Equipment and Services ETF. (2) TSR performance is calculated separately with respect to three separate one-year achievement periods included in the three-year Performance Period (as defined below), resulting in a weighted average payout at the end of the three-year Performance Period. The TSR calculation will assume reinvestment of dividends. (3) The ultimate number of shares to be issued pursuant to the PRSU awards will vary in proportion to the actual TSR achieved as a percentile compared to the peer group during the Performance Period as follows: (i) no shares will be issued if the Company's performance falls below the 25th percentile; (ii) 50% of the Target Level (as defined below) if the Company achieves a rank in the 25th percentile (the threshold level); (iii) 100% of the Target Level if the Company achieves a rank in the 50th percentile (the target level); (iv) 150% of the Target Level if the Company achieves a rank in the 75th percentile; and 200% of the Target Level if the Company achieves a rank in the 90th percentile and above (the maximum level). (4) Unless there is a qualifying termination as defined in the PRSU award agreement, the PRSUs of an executive will be forfeited upon an executive's termination of employment during the Performance Period.

Though the value of the PRSU grant may change for each participant, the compensation expense recorded by the Company is determined on the date of grant. Expected volatility is based on historical equity volatility of our stock-based on 50% of historical and 50% of implied volatility weighting commensurate with the expected term of the PRSU. The expected volatility considers factors such as the historical volatility of our share price and our peer group companies, implied volatility of our share price, length of time our shares have been publicly traded, and split- and dividend-adjusted closing stock prices.

In 2022, no shares were granted under the PRSU program. In 2021, we granted 354,275 PRSUs ("Target Level"). The performance period for these grants is the three-year period from January 1, 2022 to December 31, 2024 ("Performance Period"), but with separate one-year achievement periods from January 1, 2022 to December 31, 2022, January 1, 2023 to December 31, 2023, and January 1, 2024 to December 31, 2024, resulting in a weighted average payout at the end of the Performance Period.

The weighted average assumptions for the PRSUs granted in 2021 were as follows:

	2021
Total expected term (in years)	3.25
Expected volatility	84.2
Risk-free interest rate	0.54%
Correlation range	21.2% to 79.5%

In the event of death or disability, the restrictions related to forfeiture as defined in the performance awards agreement will lapse with respect to 100% of the PRSUs at the target level effective on the date of such event. In the event of involuntary termination except for cause, the Company may enter into a special vesting agreement with the executive under which the restrictions for forfeiture will not lapse upon such termination. In the event of a termination for any other reason prior to the end of the Performance Period, all PRSUs will be forfeited.

Stock-based compensation expense related to PRSUs was $3.2 million and $5.2 million, respectively, for the year ended December 31, 2022 and December 31, 2021. No stock based compensation expense relating to the PRSUs was recognized for the year ended December 31, 2020. The total fair value of PRSUs vested during the years ended December 31, 2022 and 2021, was $9.9 million and $0.1 million respectively. As of December 31, 2022, unrecognized stock compensation expense relating to PRSUs totaled approximately $5.4 million, which will be expensed over a weighted average period of 0.5 years.

The following is a summary of PRSU information and weighted-average grant-date fair values for Expro's PRSUs:

	Number of Shares		Weighted Average Grant Date Fair Value
Non-vested on the Closing Date	340,071	$	32.38
Granted	354,275		23.34
Vested	(2,715)		29.72
Non-vested at December 31, 2021	691,631	$	27.75
Vested	(305,119)		32.50
Non-vested at December 31, 2022	386,512	$	24.00

Employee Stock Purchase Plan

Under the Expro Group Holdings N.V. Employee Stock Purchase Program ("ESPP"), eligible employees have the right to purchase shares of common stock at the lesser of (i) 85% of the last reported sale price of our common stock on the last trading date immediately preceding the first day of the option period, or (ii) 85% of the last reported sale price of our common stock on the last trading date immediately preceding the last day of the option period. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. We have reserved 500,000 shares of our common stock for issuance under the ESPP, of which 133,863 shares were available for issuance as of December 31, 2022. For the years ended December 31, 2022 and 2021, we recognized $0.5 million and $0.1 million of compensation expense related to stock purchased under the ESPP, respectively.

21.   Loss per share

Basic income (loss) per share attributable to Company stockholders is calculated by dividing net income (loss) attributable to the Company by the weighted-average number of common shares outstanding for the period. Diluted income (loss) per share attributable to Company stockholders is computed giving effect to all potential dilutive common stock, unless there is a net loss for the period. We apply the treasury stock method to determine the dilutive weighted average common shares represented by unvested restricted stock units and ESPP shares.

The calculation of basic and diluted loss per share attributable to the Company stockholder for years ended December 31, 2022, 2021 and 2020 respectively, are as follows (in thousands, except shares outstanding and per share amounts):

| | Year Ended December 31, | | |
	2022	2021	2020
Net loss	$ (20,145)	$ (131,891)	$ (307,045)
Basic and diluted weighted average number of shares outstanding	109,072,761	80,525,694	70,889,753
Total basic and diluted loss per share	$ (0.18)	$ (1.64)	$ (4.33)

Approximately 0.3 million shares of unvested restricted stock units and stock to be issued pursuant to the ESPP have been excluded from the computation of diluted loss per share as the effect would be anti-dilutive for the year ended December 31, 2022.

Additionally, since the conditions upon which shares were issuable for outstanding warrants and stock options were not satisfied as of December 31, 2020, assuming the respective balance sheet date was at the end of the contingency period, they had not been included in determining the number of anti-dilutive shares.

22.   Related party transactions

Our related parties consist primarily of CETS and PVD-Expro, the two companies in which we exert significant influence, and Mosing Holdings LLC, a company that is owned by a member of our Board, and its affiliates. During the years ended December 31, 2022, 2021 and 2020, we provided goods and services to related parties totaling $5.4 million, $6.8 million and $13.9 million, respectively. During the year ended December 31, 2022, we received services from related parties totaling $1.0 million.

Additionally, we entered into various operating lease agreements to lease facilities with affiliated companies. Rent expense associated with our related party leases was $0.6 million and $0.5 million for the years ended December 31, 2022 and 2021, respectively.

Further, during the years ended December 31, 2022, 2021 and 2020, we received dividends from CETS and PVD-Expro totaling $7.3 million, $4.1 million and $3.6 million, respectively.

As of December 31, 2022 and 2021, amounts receivable from related parties were $2.4 million and $1.6 million, respectively, and amounts payable to related parties were $0.8 million and $2.1 million as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, $0.7 million of our operating lease right-of-use assets and $0.7 million of our lease liabilities were associated with related party leases. As of December 31, 2021, $1.3 million of our operating lease right-of-use assets and $1.3 million of our lease liabilities were associated with related party leases.

Tax Receivable Agreement

Mosing Holdings, LLC, a Delaware limited liability company ("Mosing Holdings"), converted all of its shares of Frank's Series A convertible preferred stock into shares of Frank's common stock on August 26, 2016, in connection with its delivery to Frank's of all of its interests in Frank's International C.V. ("FICV") (the "Conversion").

The tax receivable agreement (the "Original TRA") that Frank's entered into with FICV and Mosing Holdings in connection with Frank's initial public offering ("IPO") generally provided for the payment by Frank's to Mosing Holdings of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Frank's actually realize (or are deemed to realize in certain circumstances) in periods after the IPO as a result of (i) tax basis increases resulting from the Conversion and (ii) imputed interest deemed to be paid by Frank's as a result of, and additional tax basis arising from, payments under the Original TRA. Frank's retained the benefit of the remaining 15% of these cash savings, if any.

In connection with the Merger Agreement, Frank's, FICV and Mosing Holdings entered into the Amended and Restated Tax Receivable Agreement, dated as of March 10, 2021 (the "A&R TRA"). Pursuant to the A&R TRA, on October 1, 2021, the Company made a payment of $15 million to settle the early termination payment obligations that would otherwise have been owed to Mosing Holdings under the Original TRA as a result of the Merger. As the payment was a condition precedent to effect the Merger, it was included in the determination of Merger consideration exchanged. Refer to Note 3 "Business combinations and dispositions" for more details. The A&R TRA also provides for other contingent payments to be made by the Company to Mosing Holdings in the future in the event the Company realizes cash tax savings from tax attributes covered under the Original TRA during the ten year period following October 1, 2021 in excess of $18.1 million.

23.   Supplemental Cash Flow

	Year Ended December 31,		
	2022	**2021**	**2020**
Supplemental disclosure of cash flow information:			
Cash paid for income taxes net of refunds	$ (33,171)	$ (20,130)	$ (21,437)
Cash paid for interest, net	(3,851)	(4,192)	(2,630)
Change in accounts payable and accrued expenses related to capital expenditures	(14,721)	(8,191)	(9,375)
Fair value of net assets acquired in the Merger, net of cash and cash equivalents and restricted cash	-	552,543	-

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-K. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure, and such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based upon the evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2022, at the reasonable assurance level.

Management's Report on Internal Controls

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in a timely manner. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Our management with the participation of the chief executive officer ("CEO") and chief financial officer ("CFO") conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on its evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

See *Report of Independent Registered Public Accounting Firm* under Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Changes in Control Over Financial Reporting

As of December 31, 2022, management has concluded that there have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

Item 10. Directors, Executive Officers, and Corporate Governance

Item 10 is incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act. We expect to file the definitive proxy statement with the SEC within 120 days after December 31, 2022.

Item 11. Executive Compensation

Item 11 is incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act. We expect to file the definitive proxy statement with the SEC within 120 days after December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 12 is incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act. We expect to file the definitive proxy statement with the SEC within 120 days after December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Item 13 is incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act. We expect to file the definitive proxy statement with the SEC within 120 days after December 31, 2022.

Item 14. Principal Accounting Fees and Services

Item 14 is incorporated by reference to our definitive proxy statement to be filed pursuant to Regulation 14A under the Exchange Act. We expect to file the definitive proxy statement with the SEC within 120 days after December 31, 2022.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1)   Financial Statements

Our Consolidated Financial Statements are included under Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K. For a listing of these statements and accompanying footnotes, see "Index to Consolidated Financial Statements" at page 53.

(a)(2)   Financial Statement Schedules

Schedules not listed have been omitted because they are not applicable or not required or the information required to be set forth therein is included in Item 8, "Financial Statements and Supplementary Data" or notes thereto.

(a)(3)   Exhibits

The following exhibits are filed or furnished with this Report or incorporated by reference:

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of March 10, 2021, by and among Frank's International N.V., New Eagle Holdings Limited and Expro Group Holdings International Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-36053), filed on March 11, 2021).
3.1	Deed of Amendment to Articles of Association of Expro Group Holdings N.V., dated October 1, 2021 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
*4.1	Description of Common Stock of the Registrant.
4.2	Registration Rights Agreement, dated as of March 10, 2021, by and among Frank's International N.V. and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-36053), filed on March 11, 2021).
4.3	Amendment No. 1 to Registration Rights Agreement, dated January 18, 2023, by and among the Company and the shareholders party thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-36053), filed on January 18, 2023).
4.4	Registration Rights Agreement, dated August 14, 2013, by and among Frank's International N.V., Mosing Holdings, Inc. and FWW B.V. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-36053), filed on August 19, 2013).
4.5	Amendment to Registration Rights Agreement, dated as of March 10, 2021, by and among Frank's International N.V. and the shareholders party thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K (File No. 001-36053), filed on March 11, 2021).
10.1	Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-36053), filed on March 11, 2021).
10.2	Director Nomination Agreement, dated as of March 10, 2021, among Expro Group Holdings N.V. and certain shareholders party thereto (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
10.3	Revolving Facility Agreement, dated as of October 1, 2021, by and among, inter alios, Expro Group Holdings N.V., as parent, Exploration and Production Services (Holdings) Limited and Expro Holdings US Inc., as borrowers, the guarantors party thereto, the lenders party thereto and DNB Bank ASA, London Branch, as agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
10.4	Consent Request Letter, dated March 10, 2022, to the Revolving Facility Agreement by and among, inter alios, Expro Group Holdings N.V., as parent, the borrowers and guarantor party thereto, and DNB Bank ASA, London Branch as agent (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-36053), filed on May 5, 2022).

*10.5	First Amendment Agreement, dated May 18, 2022, between Expro Holdings UK 2 Limited, as obligors' agent, and DNB Bank ASA, London Branch, as agent, to the Revolving Facility Agreement, dated as of October 1, 2021, by and among, inter alios, Expro Group Holdings N.V., as parent, Exploration and Production Services (Holdings) Limited and Expro Holdings US Inc., as borrowers, the guarantors party thereto, the lenders party thereto and DNB Bank ASA, London Branch, as agent.
10.6	Incremental Facility Notice, dated July 21, 2022, to the Revolving Facility Agreement by and among, inter alios, Expro Group Holdings N.V., as parent, the borrowers and guarantor party thereto, and DNB Bank ASA, London Branch as agent (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on August 4, 2022).
†10.7	Amended and Restated Executive Employment Agreement, dated as of October 1, 2021, by and between Expro Americas, LLC, Expro Group Holdings N.V., and Michael Jardon (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
†10.8	Letter agreement, dated September 20, 2021, with Quinn Fanning (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
†10.9	Letter agreement, dated September 20, 2021, with Michael Bentham (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
†10.10	Service Agreement, dated as of September 30, 2021, by and between Expro North Sea Ltd and Alistair George Sinclair Geddes (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
†10.11	Employment Assignment Letter, dated September 20, 2021, with Steven Russell (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
†10.12	Service Agreement, dated as of September 29, 2021, by and between Expro North Sea Ltd and John McAlister (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.13	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.14	Form of Director Confidentiality Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on August 4, 2022).
†10.15	Expro Group Holdings N.V. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.16	Expro Group Holdings N.V. Long-Term Incentive Plan, as Amended and Restated (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K (File No. 001-36053), filed on October 1, 2021).
†10.17	Expro Group Holdings International Limited 2018 Management Incentive Plan, as amended (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (File No. 333-260033), filed on October 4, 2021).
†10.18	Form of Notice of Stock Option Award and Stock Option Award Agreement under the Expro Group Holdings International Limited 2018 Management Incentive Plan (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-260033), filed on October 4, 2021).
†10.19	Frank's International N.V. 2013 Long-Term Incentive Plan Restricted Stock Unit Agreement (2020 Performance Based Form) (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.20	Frank's International N.V. 2013 Long-Term Incentive Plan Restricted Stock Unit Agreement (2021 Performance Based Form) (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.21	Amendment to Frank's International N.V. Employee Restricted Stock Unit (RSU) Agreement (2013 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on May 4, 2021).
†10.22	Expro Group Holdings N.V. Long-Term Incentive Plan, as Amended and Restated, Restricted Stock Unit Agreement (Non-Employee Director Form) (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.23	Expro Group Holdings N.V. Long-Term Incentive Plan Restricted Stock Unit Agreement (2021 Time Based Form) (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.24	Expro Group Holdings N.V. Long-Term Incentive Plan Restricted Stock Unit Agreement (2021 Performance Based Form) (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.25	Form of Inducement Award Restricted Stock Unit Agreement (Time-Based) (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-260033), filed on October 4, 2021).
†10.26	Form of Inducement Award Restricted Stock Unit Agreement (Performance-Based) (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8 (File No. 333-260033), filed on October 4, 2021).

†10.27	Expro Group Holdings N.V. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration on Form S-8 (File No. 333-266018), filed on July 5, 2022).
†10.28	Expro Group Holdings N.V. 2022 Long-Term Incentive Plan Restricted Stock Unit Agreement (Non-Executive Director Form) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 001-36053) filed on November 3, 2022).
†10.29	Frank's International N.V. Executive Amended and Restated U.S. Executive Change-in-Control Severance Plan, dated January 21, 2019 (incorporated by reference to Exhibit 10.52 to the Annual Report on Form 10-K (File No. 001-36053), filed on February 25, 2019).
†10.30	First Amendment to the Frank's International N.V. Amended and Restated U.S. Executive Change-in-Control Severance Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 001-36053), filed on May 4, 2021).
†10.31	Amendment One to the Frank's International N.V. Amended and Restated U.S. Executive Change-in-Control Severance Plan, dated October 1, 2021 (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.32	Form of Frank's International N.V. Amended and Restated U.S. Executive Change-in-Control Severance Plan Participation Agreement including Confidentiality and Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.33	Frank's International N.V. U.S. Executive Retention and Severance Plan, dated January 21, 2019 (incorporated by reference to Exhibit 10.54 to the Annual Report on Form 10-K (Filed No. 001-36053), filed on February 25, 2019).
†10.34	Amendment One to the Frank's International N.V. U.S. Executive Retention and Severance Plan, dated October 1, 2021 (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.35	Form of Expro Group Holdings N.V. U.S. Executive Retention and Severance Plan Participation Agreement including Confidentiality and Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K (File No. 001-36053), filed on March 8, 2022).
†10.36	Frank's Executive Deferred Compensation Plan, as amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K (File No. 001-36053), filed on August 19, 2013).
10.37	Amendment No. 10 to the Limited Partnership Agreement of Frank's International C.V., effective as of December 1, 2017 (incorporated by reference to Exhibit 10.55 to the Annual Report on Form 10-K (File No. 001-36053), filed on February 27, 2018).
*21.1	List of Subsidiaries of Expro Group Holdings N.V.
*23.1	Consent of Deloitte & Touche LLP
*31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 (a) under the Securities Exchange Act of 1934.
*31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
**32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
**32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
*101.1	The following materials from Expro's Annual Report on Form 10-K for the period ended December 31, 2022 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Loss; (iv) Consolidated Statements of Stockholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements.
*104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

---

† Represents management contract or compensatory plan or arrangement.
* Filed herewith.
** Furnished herewith.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	Expro Group Holdings N.V.
		(Registrant)
Date: February 23, 2023	By:	/s/ Quinn P. Fanning
		Quinn P. Fanning
		Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 23, 2023.

Signature	Title
/s/ Michael Jardon	President and Chief Executive Officer and Director
Michael Jardon	(Principal Executive Officer)
/s/ Quinn P. Fanning	Chief Financial Officer
Quinn P. Fanning	(Principal Financial Officer)
/s/ Michael Bentham	Principal Accounting Officer
Michael Bentham	
/s/ Michael C. Kearney	Chairman of the Board
Michael C. Kearney	
/s/ Eitan Arbeter	Director
Eitan Arbeter	
/s/ Robert W. Drummond	Director
Robert W. Drummond	
/s/ Erich L. Mosing	Director
Erich L. Mosing	
/s/ Alan Schrager	Director
Alan Schrager	
/s/ Lisa L. Troe	Director
Lisa L. Troe	
/s/ Brian Truelove	Director
Brian Truelove	
/s/ Eileen G. Whelley	Director
Eileen G. Whelley	

107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934**

(Amendment No. __)

Filed by the Registrant ☒   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

EXPRO GROUP HOLDINGS N.V.
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒   No fee required.

☐   Fee paid previously with preliminary materials.

☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

Proxy
Statement

Notice of Annual General Meeting of Shareholders

May 24, 2023

expro.com

NYSE: **XPRO**

EXPRO

EXPRO

Delivering **technology, expertise & service** for the wells of today

Unlocking **energy answers** for tomorrow

A DIVERSE SET OF GLOBAL CAPABILITIES IN:



WELL MANAGEMENT

WELL CONSTRUCTION | Well Flow Management | Subsea Well Access | Well Intervention & Integrity

Sustainable Energy Solutions

Expro operates a global business and has a diverse and stable customer base that is comprised of national oil companies, international oil companies, and independent exploration and production companies.



SAFETY PERFORMANCE

1.07
Total Recordable Case Frequency (TRCF)



0.36
Lost Time Incident Frequency (LTIF)



OUR FUTURE

~50%
R&D spend on reducing customers' carbon reduction challenges in 2023



OUR PEOPLE

~7.6K
EMPLOYEES

+80
YEARS OF HISTORY



60
COUNTRIES



75
NATIONALITIES



~95%

2022 customer service, quality, and customer job performance rating

OUR REVENUE

~80%
INTERNATIONAL

~70%
OFFSHORE

~7%
U.S. LAND

NYSE: XPRO



STRONG CASH FLOW OUTLOOK



DEBT FREE BALANCE SHEET WITH SIGNIFICANT LIQUIDITY

Footnote: Job performance rate is based on the key indicators: Health, Safety, and Environment (HSE), Communication, Equipment Performance, Personnel Performance, and Job Planning and Delivery, and is compiled from the responses contained in job performance forms and feedback provided by our clients.

Dear Expro Shareholders,

On behalf of our Board of Directors and everyone at Expro, thank you for your interest and investment in our Company. We marked our first full year as the "new" Expro following the close of our merger with Frank's International in October 2021. I am proud of our team for seamlessly bringing our two legacy organizations together by collaborating across businesses and geographies to deliver for our clients, while working towards a lower carbon future. Importantly, we have successfully remained focused on the safety of our employees, customers and all other constituencies in our operational sphere.

We have earned our global reputation as the "well experts" and a trusted partner to customers. Demand for our services and solutions continues to increase, and our business is purpose-built to take full advantage of favorable tailwinds that we expect to persist for the next several years as energy market fundamentals continue to strengthen. We are confident that we will drive accelerated shareholder value creation built upon our solid foundation:

- We are strongly positioned to support **accelerating upstream activity** with our leading positions in complex well construction, subsea landing strings, well testing and fast-track production facilities.
- Our comprehensive portfolio of **technologically differentiated solutions and our broad geographic footprint** allow us to serve customers in key growth markets and continue to win business at every step of our customers' well lifecycle journey.
- We have **continued to invest in our innovative portfolio** to develop new solutions that solve customers' key needs - namely cost-efficiency and sustainability.
- With our **debt free balance sheet and disciplined cost structure**, Expro is built to maintain profitability through market cycles and accelerate cash flow generation in periods of strong activity.

Our strategy is rooted in supporting sustainability - for our company, our customers and our planet. In 2022, we published our inaugural ESG Report that provides a comprehensive picture of our sustainability initiatives and goals. In recognition of our efforts, we were proud to receive a two-position upgrade to single-A from MSCI, a leading ESG rating agency.

Our sustainability goals include our plan to continue to invest in transforming our business portfolio and reducing our greenhouse gas emissions to achieve our target of a 50% reduction in carbon intensity by 2030 and Net Zero carbon emissions by 2050. To advance these goals, we invested 50% of our 2022 R&D budget into sustainable solutions. We expect to expand investments in this area to well over 50% of our budget this year.

Our significant progress on our business initiatives and ESG efforts is due to the strength of our greatest asset - the Expro team. We continue to enhance our Quality, Heath, Safety and Environmental (QHSE) program to foster a safer, healthier and more sustainable environment for Expro employees, customers and anyone with whom we do business. We celebrate the diversity of our global team and empowering employees to play a role in creating better tomorrows for our communities.

The Expro Board believes that leadership starts at the top with strong governance and the right mix of Board skills and experience. In an effort to ensure we have new perspectives in our ongoing oversight of management's strategy and shareholder interests, we will periodically add new directors. As such, the Company announces that the Board has appointed Ms. Frances Vallejo as the newest independent director. Ms. Vallejo is a former executive officer of ConocoPhillips, an independent exploration and production company, where she began her career in 1987 and held extensive leadership roles in corporate planning, budgeting, and treasury.

On behalf of the entire Board and management team, I would also like to extend our deepest gratitude to Erich Mosing, who will be stepping down from the Board at this year's Annual Meeting. The Mosing family founded Frank's, and over the company's history of more than 80 years, the Mosings and the Frank's employees have worked tirelessly to build it into an industry leader. Since our combination, Erich has been a guiding force in our integration efforts. We thank him and his family for all they have done to lay the foundation for the Expro we have today.

Finally, I would like to thank our employees, customers and shareholders for their loyal support. Expro is poised for continued profitable growth, and I look forward to watching the Company drive value creation for its shareholders, as well as become the best partner possible to all of its stakeholders in 2023.



Sincerely,

Michael C. Kearney,
Chairman





EXPRO GROUP HOLDINGS N.V.
1311 Broadfield Blvd., Suite 400
Houston, Texas 77084
(Incorporated in The Netherlands)

To the shareholders of Expro Group Holdings N.V.:

You are cordially invited to attend the annual meeting of the shareholders of Expro Group Holdings N.V. (the "Company") to be held on May 24, 2023, at 4:00 p.m. Central European Time ("CET"), at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT, Amsterdam, The Netherlands. This annual meeting has been called by the Company's board of directors (the "Board"). At this meeting, you will be asked to consider and vote upon the following proposals:



Date & Time:
Wednesday
May 24, 2023
4:00 p.m., Central European Time



Place:
The Offices of Van Campen Liem,
J.J. Viottastraat 52, 1071 JT,
Amsterdam, The Netherlands



Record Date:
April 26, 2023

How to Vote



Online
Vote online at
www.proxyvote.com.



By Phone
Vote by phone by calling
the number located on your
proxy card.



By Mail
If you received a
printed version of these proxy
materials, you may vote by mail.

Your vote is very important. Holders of the Company's shares of common stock, each with a nominal value of €0.06 (the "Common Stock"), held as of April 26, 2023, the "day of registration" ("*dag van registratie*") as referred to in the Dutch Civil Code, are entitled to vote on the matters before the annual meeting. Even if you plan to attend the annual meeting, the Company urges you to promptly vote your shares of Common Stock in advance of the annual meeting. You will retain the right to revoke your proxy at any time before the vote, or to vote your shares of Common Stock personally if you attend the annual meeting. Voting your shares of Common Stock in advance of the annual meeting will not prevent you from attending the annual meeting and voting in person. Please note, however, that if you hold your shares of Common Stock through a broker or other nominee, and you wish to vote in person at the annual meeting, you must obtain from your broker or other nominee a proxy issued in your name.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF
PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 24, 2023

The Notice of Annual Meeting of Shareholders and the Proxy Statement for the 2023 Annual Meeting of Shareholders, along with the Company's 2022 Annual Report to Shareholders, is available free of charge at **www.proxydocs.com/xpro**.



At this meeting, you will be asked to consider and vote upon the following proposals:

Voting Matters	For More Information	Voting Recommendation
1. To elect nine director nominees named in this proxy statement to serve until the Company's annual meeting of shareholders in 2024;	Page 64	**FOR** ✓
2. To approve on a non-binding advisory basis the compensation of the Company's named executive officers for the year ended December 31, 2022;	Page 65	**FOR** ✓
3. To review the annual report for the fiscal year ended December 31, 2022, including the paragraph relating to corporate governance, to confirm and ratify the preparation of the Company's statutory annual accounts and annual report in the English language and to confirm and adopt the annual accounts for the fiscal year ended December 31, 2022;	Page 66	**FOR** ✓
4. To discharge the members of the Board from liability in respect of the exercise of their duties during the fiscal year ended December 31, 2022;	Page 67	**FOR** ✓
5. To appoint Deloitte Accountants B.V. as our auditor who will audit the Dutch statutory annual accounts of the Company for the fiscal year ending December 31, 2023, as required by Dutch law;	Page 68	**FOR** ✓
6. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm to audit our U.S. GAAP financial statements for the fiscal year ending December 31, 2023;	Page 69	**FOR** ✓
7. To authorize the Board to repurchase shares up to 10% of the issued share capital, for any legal purpose, through the stock exchange or in a private purchase transaction, at a price between $0.01 and 105% of the market price on the New York Stock Exchange (the "NYSE"), and during a period of 18 months starting from the date of the 2023 annual meeting;	Page 70	**FOR** ✓
8. To authorize the Board to issue shares up to 20% of the issued share capital as of the date of the 2023 annual meeting, for any legal purpose, at the stock exchange or in a private purchase transaction, and during a period of 18 months starting from the date of the 2023 annual meeting. The authorization also includes the authority to restrict or exclude pre-emptive rights upon an issue of shares;	Page 71	**FOR** ✓
9. To adopt the Company's 2023 Employee Stock Purchase Plan; and	Page 72	**FOR** ✓

10. To transact such other business as may properly come before the annual meeting or any adjournment thereof.

Pursuant to the "notice and access" rules promulgated by the Securities and Exchange Commission ("SEC"), we are also providing access to our proxy materials over the Internet. As a result, we are mailing to most of our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of this proxy statement, a proxy card and our 2022 annual report. The Notice contains instructions on how to access those documents over the Internet, as well as instructions on how to request a paper copy of our proxy materials. We believe that this process will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you, and will conserve natural resources.

I urge you to review carefully the proxy statement, which contains detailed descriptions of the proposals to be voted upon at the annual meeting.

Sincerely,

John McAlister
General Counsel and Secretary

Den Helder, The Netherlands
March 31, 2023



TABLE OF CONTENTS

FREQUENTLY REFERENCED PAGES

EXPRO GROUP HOLDINGS N.V.
1311 Broadfield Blvd., Suite 400
Houston, Texas 77084
(Incorporated in The Netherlands)

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
March 31, 2023

This proxy statement is being furnished to you in connection with the solicitation of proxies by the Board of the Company for use at the Company's annual meeting.

In this proxy statement, unless indicated otherwise, "we," "our," "us," "Expro," and the "Company" refer to Expro Group Holdings N.V. (including when it was formerly known as Frank's International N.V.). References to "Legacy Expro" refer to Expro Group Holdings International Limited, the entity acquired by the Company in the Merger (as defined below).

On March 10, 2021, the Company and New Eagle Holdings Limited, a wholly owned subsidiary of the Company ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Legacy Expro providing for the merger of Legacy Expro with and into Merger Sub in an all-stock transaction, with Merger Sub surviving the merger as a direct, wholly owned subsidiary of the Company (the "Merger"). The Merger closed on October 1, 2021, and the Company was renamed "Expro Group Holdings N.V." Pursuant to the Merger Agreement, the articles of association of the Company (the "Articles") were amended to increase the total authorized capital stock of the Company and to effect certain other amendments to the Articles contemplated by the Merger Agreement, including to replace the Company's Supervisory Board of Directors and the Company's Management Board of Directors with a single Board of Directors.

As further described below, Eitan Arbeter, Alan Schrager and Erich L. Mosing were appointed pursuant to a director nomination agreement between the Company and certain shareholders of the Company (the "Director Nomination Agreement"). On January 18, 2023, certain funds and accounts managed by Oak Hill Advisors, L.P. sold 9,200,000 shares of Common Stock in an underwritten public offering. Following the offering, the Oak Hill Group (as defined in the Director Nomination Agreement) has the right to appoint one director to the Board. Mr. Arbeter was appointed pursuant to this right under the Director Nomination Agreement and will be the Oak Hill Group's designee at the 2023 annual meeting. Mr. Schrager was nominated to the Board for re-election at the 2023 annual meeting as a non-executive director due to his extensive familiarity with Legacy Expro and his experience with its institutional investors.

The Company was notified by the Mosing Representative that the Mosing Family Members (each as defined in the Director Nomination Agreement) were unable to provide confirmation of their continuing to collectively own shares of Common Stock equal to at least 10% of the total shares outstanding at the closing of the Merger. As such, Mr. Erich Mosing will not stand for re-election at the 2023 annual meeting.

Moreover, in light of her vast experience in the oil and gas industry and extensive leadership roles in corporate planning, budgeting, and treasury, the Board has nominated Frances M. Vallejo for election at the 2023 annual meeting.

Our Common Stock is traded on the NYSE. Therefore, in accordance with rules and regulations adopted by the SEC, we are providing our stockholders access to our proxy materials on the Internet. Accordingly, the Notice will be mailed to the Company's shareholders of record as of March 20, 2023 on or about March 31, 2023. Shareholders will have the ability to access the proxy materials on a website referred to in the Notice or request a printed set of the proxy materials to be sent to them by following the instructions in the Notice.



QUESTIONS AND ANSWERS

Shareholders are urged to carefully read this proxy statement in its entirety. FOR COPIES OF THIS PROXY STATEMENT, OR IF YOU HAVE ANY QUESTIONS ABOUT THE ANNUAL MEETING OR NEED ASSISTANCE VOTING, PLEASE CONTACT OUR INVESTOR RELATIONS DEPARTMENT AT INVESTORRELATIONS@EXPRO.COM.

Q: When and where is the annual meeting?

A: The annual meeting will be held on May 24, 2023, at 4:00 p.m. CET, at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT, Amsterdam, The Netherlands.

Q: Who is soliciting my proxy?

A: The Board is sending you this proxy statement in connection with their solicitation of proxies for use at the Company's 2023 annual meeting.

Q: Who is entitled to vote at the annual meeting?

A: All shareholders who own shares of Common Stock as of the record date, April 26, 2023, are entitled to vote the shares of Common Stock that they hold as of that date. Each shareholder that attends the annual meeting in person may be asked to present valid picture identification, such as a driver's license or passport.

Each shareholder is entitled to one vote for each share of Common Stock owned by them on the record date, April 26, 2023, on all matters to be considered. On March 20, 2023, 108,989,656 shares of Common Stock were outstanding.

The Company is sending the Notice to shareholders of record as of March 20, 2023, which we established as the notice date to comply with applicable deadlines for purposes of compliance with the SEC and NYSE proxy solicitation rules. However, receipt of the Notice does not, by itself, entitle you to vote at the annual meeting.

Q: What vote is required to approve the proposals?

A: The affirmative vote of a simple majority of the votes cast is required to elect each director nominee and to approve each item on the agenda at the annual meeting. Under Dutch law, there is no required quorum for shareholder action at a properly convened shareholder meeting. Further, a director nominee proposal made by the Board submitted on time is binding. However, the general meeting may render the proposal non-binding by a resolution to that effect adopted with a majority of no less than two-thirds of the votes cast, representing over one-half of the issued capital.

A properly executed proxy (for a holder as of the record date of the annual meeting) will be voted in accordance with the instructions on the proxy. If you properly complete and submit a proxy, but do not indicate any contrary voting instructions, your shares will be voted as follows:

- "**FOR**" the election of each of the director nominees named in this proxy statement ("Item One");
- "**FOR**" the approval on a non-binding advisory basis of the compensation of the Company's named executive officers ("Item Two");
- "**FOR**" the confirmation and ratification of the preparation of the Company's statutory annual accounts and annual report in the English language and the confirmation and adoption of the annual accounts for the fiscal year ended December 31, 2022 ("Item Three");
- "**FOR**" the discharge of the members of the Board from liability in respect of the exercise of their duties during the fiscal year ended December 31, 2022 ("Item Four");
- "**FOR**" the appointment of Deloitte Accountants B.V. as our auditor who will audit the Dutch statutory annual accounts of the Company for the fiscal year ending December 31, 2023 as required by Dutch law ("Item Five");
- "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm to audit our U.S. GAAP financial statements for the fiscal year ending December 31, 2023 ("Item Six");



- **"FOR"** the authorization of the Company's Board to repurchase shares up to 10% of the issued share capital, for any legal purpose, through the stock exchange or in a private purchase transaction, at a price between $0.01 and 105% of the market price on the NYSE, and during a period of 18 months starting from the date of the 2023 annual meeting ("Item Seven");
- **"FOR"** the authorization of the Board to issue shares up to 20% of the issued share capital as of the date of the 2023 annual meeting, for any legal purpose, at the stock exchange or in a private purchase transaction, and during a period of 18 months starting from the date of the 2023 annual meeting. The authorization also includes the authority to restrict or exclude pre-emptive rights upon an issue of shares ("Item Eight"); and
- **"FOR"** the authorization of the Company's 2023 Employee Stock Purchase Plan ("Item Nine").

Q: Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: In accordance with SEC rules, we are providing access to our proxy materials over the Internet. As a result, we have sent a Notice instead of a paper copy of the proxy materials. The Notice contains instructions on how to access the proxy materials over the Internet and how to request a paper copy. In addition, shareholders may request to receive future proxy materials in printed form by mail or electronically by e-mail. A shareholder's election to receive proxy materials by mail or e-mail will remain in effect until the stockholder terminates it.

Q: Can I vote my stock by filling out and returning the Notice?

A: No. The Notice will, however, provide instructions on how to vote by Internet, by telephone, by requesting and returning a paper proxy card, or by personally attending and voting at the annual meeting.

Q: How can I access the proxy materials over the Internet?

A: Your Notice, proxy card and/or voting instruction card will contain instructions on how to view our proxy materials for the annual meeting on the Internet. Our proxy materials are also available at *www.proxydocs.com/xpro*.

Q: How do I vote?

A: *If you are a shareholder of record as of April 26, 2023*, you may vote by any of the following four methods:

- *Internet*. Vote on the Internet at *www.proxyvote.com*. This website also allows electronic proxy voting using smartphones, tablets and other web-connected mobile devices (additional charges may apply pursuant to your service provider plan). Simply follow the instructions on the Notice, or if you received a proxy card by mail, follow the instructions on the proxy card and you can confirm that your vote has been properly recorded. If you vote on the Internet, you can request electronic delivery of future proxy materials. Internet voting facilities will be available 24 hours a day and will close at 11:59 p.m. Eastern Daylight Time ("EDT") on May 23, 2023, or 5:59 a.m. CET on May 24, 2023.
- *Telephone*. Vote by telephone by following the instructions on the Notice. Easy-to-follow voice prompts allow you to vote your shares of Common Stock and confirm that your vote has been properly recorded. Telephone voting facilities for shareholders will be available 24 hours a day and will close at 11:59 p.m. EDT on May 23, 2023, or 5:59 a.m. CET on May 24, 2023.
- *Mail*. If you have requested and received a proxy card by mail, vote by mail by completing, signing, dating and returning your proxy card in the pre-addressed, postage-paid envelope provided. If you vote by mail and your proxy card is returned unsigned, then your vote cannot be counted. If you vote by mail and the returned proxy card is signed without indicating how you want to vote, then your proxy will be voted as recommended by the Board. If you mail in your proxy card, it must be received by the Company before the voting polls close at the annual meeting.
- *In person*. You may attend and vote at the Annual Meeting.

The Board recommends that you vote using one of the first three methods discussed above, as it is not practical for most shareholders to attend and vote at the annual meeting. Using one of the first three methods discussed above to vote will not limit your right to vote at the annual meeting if you later decide to attend in person.



If you are a beneficial owner of Common Stock held in street name, you must either direct your broker or other nominee as to how to vote your Common Stock, or obtain a "legal" proxy from your broker or other nominee to vote at the annual meeting. Please refer to the voter instruction card provided by your broker or other nominee for specific instructions on methods of voting.

Even if you plan to attend the annual meeting, please vote your proxy in advance of the annual meeting using one of the methods above as soon as possible so that your shares of Common Stock will be represented at the annual meeting if for any reason you are unable to attend in person.

Q: How can I attend the Annual Meeting if local public health restrictions in Amsterdam, The Netherlands, or elsewhere, do not permit me to attend the Annual Meeting?

A: In light of the COVID-19 pandemic, we encourage you to vote using the internet, telephone or mail methods discussed in the foregoing. We intend to hold the Annual Meeting in person as allowed by Dutch law. However, we are sensitive to the public health and travel concerns our shareholders may have related to COVID-19 and the public health measures governments may impose. Therefore, we anticipate allowing attendance via telephone and plan to provide details as promptly as practicable. Please monitor our website at investors.expro.com for updated information. As always, we encourage you to vote your shares prior to the Annual Meeting.

Q: What do I do if I want to change my vote after I have already voted by proxy?

A: If you are a shareholder of record as of the record date, you may change or revoke your vote at any time before the voting polls close at the annual meeting by:

- voting at a later time by Internet or telephone until 11:59 p.m. EDT on May 23, 2023, or 5:59 a.m. CET on May 24, 2023;
- delivering a later-dated, executed proxy card to the address indicated in the envelope accompanying the proxy card;
- delivering a written notice of revocation of your proxy to the Company, Attention: Corporate Secretary at 1311 Broadfield Blvd., Suite 400, Houston, Texas 77084; or
- attending the annual meeting and voting in person. Please note that attendance at the annual meeting will not by itself (i.e., without also voting) revoke a previously granted proxy.

If you are a beneficial owner of Common Stock held in street name and you have instructed your broker or other nominee to vote your Common Stock, you must follow the procedure your broker or other nominee provides to change those instructions. You may also vote in person at the annual meeting if you obtain a "legal" proxy from your broker or other nominee.

Q: If my shares of Common Stock are held in "street name" by my broker or other nominee, will my broker or other nominee vote my Common Stock for me? How do "abstentions" count?

A: Brokers who hold shares in street name for customers are required to vote shares in accordance with instructions received from the beneficial owners. Brokers are permitted to vote on discretionary items if they have not received instructions from the beneficial owners, but they are not permitted to vote (a "broker non-vote") on non-discretionary items absent instructions from the beneficial owner. We urge you to promptly provide voting instructions to your broker to ensure that your shares are voted on all of the proposals, even if you plan to attend the annual meeting. Neither abstentions nor broker non-votes, if any, will have any effect on the outcome of voting on items on the agenda for the annual meeting because they are not considered "votes cast." If any other business properly comes before the annual meeting, your shares will be voted in accordance with the discretion of the holders of the proxy. The Board knows of no matters, other than those previously stated, to be presented for consideration at the annual meeting.



Q: **Who covers the expense of the proxy solicitation?**

A: The expense of preparing, printing and mailing the Notice and any proxy statement and the proxies solicited hereby will be borne by the Company. In addition to the use of the mail, proxies may be solicited by employees of the Company, without additional remuneration, by mail, phone, fax or in person. The Company will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of the Company's Common Stock as of March 20, 2023 and will provide reimbursement for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly voting your shares of Common Stock by following the instructions in the Notice will help to avoid additional expense. In addition, we have engaged the firm of Okapi Partners to assist in the solicitation of proxies for the annual meeting and will pay Okapi Partners a fee of approximately $15,000 plus reimbursement of out-of-pocket expenses. The address of Okapi Partners is 1212 Avenue of the Americas, 24th Floor, New York, New York 10036. If you need assistance in completing your proxy card or voting by telephone or on the Internet, or have questions regarding the annual meeting, please contact Okapi Partners at (855) 305-0857 or by email at info@okapipartners.com.

Q: **Are dissenters' rights available to holders of Common Stock?**

A: Subject to certain exceptions, Dutch law does not recognize the concept of dissenters' rights. Accordingly, dissenters' rights are not available to the holders of the Company's Common Stock with respect to matters to be voted upon at the annual meeting.

Q: **Who can I contact for further information?**

A: If you have questions or need assistance voting, please contact Investor Relations at investorrelations@expro.com.



MANAGEMENT

Board Structure

The Company currently has a one-tier board structure, which Board under the Company's Articles must consist of one or more executive directors and one or more non-executive directors. Only a non-executive director can serve as Chairman of the Board. This structure is customary for Dutch companies. Executive directors are primarily charged with the Company's day-to-day operations and non-executive directors are primarily charged with the supervision of the performance of the duties of the directors.

The Board exercises oversight of management with the Company's interests in mind. At the annual meeting, the terms of our nine incumbent directors will expire. Assuming the shareholders elect the nominees as set forth in "Item 1—Election of Directors," the Board will continue to consist of nine members.

Directors and Executive Officers

Set forth below are the names and ages of the director nominees standing for election, as well as the names, ages and positions of the Company's executive officers. All directors are elected for a term of one year or to serve until their successors are elected and qualified or upon earlier of death, disability, resignation or removal. All executive officers hold office until their successors are elected and qualified or upon earlier of death, disability, resignation or removal.

Other than Ms. Vallejo (as described below), all of the director nominees are current directors. As described in greater detail on page 61, Mr. Arbeter was appointed pursuant to the Director Nomination Agreement. Mr. Erich Mosing is not standing for re-election at the 2023 annual meeting. Ms. Vallejo was sourced by a third-party search firm and selected by the Board upon the recommendation of the ESG Committee. Further, Mr. Schrager currently serves on the board of directors of four other public companies as permitted under our Corporate Governance Guidelines. The Board has determined that such simultaneous service does not impair his ability to effectively serve on the Company's Board due to the other four companies being financial investment vehicles (such as SPACs), and not operating companies, with less time-consuming roles.

Name	Age	Position
Michael C. Kearney	74	Chairman of the Board and non-executive director
Michael Jardon	53	President and Chief Executive Officer and executive director
Eitan Arbeter	42	Non-executive director
Robert W. Drummond	62	Non-executive director
Alan Schrager	54	Non-executive director
Lisa L. Troe	61	Non-executive director
Brian Truelove	64	Non-executive director
Frances M. Vallejo	58	Non-executive director nominee
Eileen G. Whelley	69	Non-executive director
Quinn Fanning	59	Chief Financial Officer
Alistair Geddes	61	Chief Operating Officer
Steven Russell	55	Chief Technology Officer
John McAlister	57	General Counsel and Secretary



Michael C. Kearney
Chairman of the Board



Director since: 2013

Committee Membership:
None

Mr. Kearney currently serves as the Company's Chairman of the Board and non-executive director of the Board, a position he has held since October 2021. Previously, Mr. Kearney served as supervisory director from November 2013 until October 2021. He was Lead Supervisory Director from May 2014 until December 31, 2015, when he was named Chairman. From September 2017 until September 2021, he served as Chairman, President and Chief Executive Officer of the Company. In addition, he served on the Company's Audit Committee from 2013 until 2017 and the Compensation Committee from 2014 until 2016. Mr. Kearney previously served as President and Chief Executive Officer of DeepFlex Inc., a privately held oil service company which was engaged in the manufacture of flexible composite pipe used in offshore oil and gas production, from September 2009 until June 2013, and had served as the Chief Financial Officer of DeepFlex Inc. from January 2008 until September 2009. Mr. Kearney served as Executive Vice President and Chief Financial Officer of Tesco Corporation from October 2004 to January 2007. From 1998 until 2004, Mr. Kearney served as the Chief Financial Officer and Vice President—Administration of Hydril Company.

Skills and Qualifications

Mr. Kearney has over 25 years of upstream energy executive and board experience, principally in the oil services sector. In addition to his executive experience, Mr. Kearney's oil service experience extends to serving on the Board of Core Laboratories from 2004 until 2017, most recently as its Lead Director, and serving on the board and Audit Committee of Fairmount Santrol from 2015 until its merger with Unimin Corporation in 2018. Mr. Kearney currently serves on the board of Ranger Energy Services, Inc., an independent provider of well service rigs and associated services, since 2018. He also serves as Chairman of its Audit Committee and as a member of its Compensation and Nominating and Governance Committees. Mr. Kearney received a Bachelor of Business Administration degree from Texas A&M University, as well as a Master of Science degree in Accountancy from the University of Houston. Mr. Kearney was selected as a director because of his experience in the oil and gas industry and his experience serving on the board of directors of other companies.

Michael Jardon
President and Chief Executive Officer



Director since: 2021

Committee Membership:
None

Mr. Jardon currently serves as the Company's President and Chief Executive Officer and an executive member of the Company's Board, positions he has held since October 2021. Prior to serving in his current positions, he was appointed Chief Executive Officer of Legacy Expro in April 2016, after five years as Legacy Expro's Chief Operating Officer. Prior to joining Legacy Expro, he was Vice President Well Testing and Subsea responsible for North and South America at Schlumberger and held senior roles in wireline, completions, well testing and subsea from 1992 until 2008. He held a variety of assignments throughout North America, South America and the Middle East. He spent three years with Vallourec as President of North America, leading the commercial activities across North America, directing global research and development, as well as managing sales and strategy for the region.

Skills and Qualifications

Mr. Jardon holds a Bachelor of Science degree in Mechanical Engineering and Mathematics from Colorado School of Mines. Mr. Jardon was selected as a director because of his extensive experience and familiarity with Legacy Expro and its affiliates as well as his industry and management expertise.



Eitan Arbeter — *Non-Executive Director*



Director since: 2021

Committee Membership:
- Compensation

Mr. Arbeter has been a non-executive member of the Company's Board since October 2021. Mr. Arbeter previously served on the Board of Directors of Legacy Expro. He shares portfolio management responsibilities as Portfolio Manager and Partner at Oak Hill Advisors, L.P., a leading alternative investment firm. Mr. Arbeter serves on the Oak Hill Advisor's investment strategy and several fund investment committees. Prior to assuming a portfolio management role, Mr. Arbeter spent over 10 years as a senior research analyst. Prior to joining Oak Hill Advisors, Mr. Arbeter worked at Bear, Stearns & Co. Inc. in its Global Industrials Group.

Skills and Qualifications

Mr. Arbeter earned a B.B.A, with Honors, from the Stephen M. Ross School of Business at the University of Michigan. Mr. Arbeter was selected as a director because of his familiarity with Expro as well as his business acumen and capital markets expertise.

Robert W. Drummond — *Non-Executive Director*



Director since: 2017

Committee Membership:
- Compensation
- ESG

Mr. Drummond has been a director of the Company since May 2017. Prior to October 2021, he served as a supervisory director of the Company, and thereafter, as a non-executive member of the Company's Board. He currently serves as President and Chief Executive Officer of NexTier Energy Solutions Inc., f.k.a. Keane Group, Inc., an oilfield services company, a position he has held since August 2018. He also serves on the Board of Directors of NexTier since August 2018. Prior to serving in his current position, Mr. Drummond served as President and Chief Executive Officer of Key Energy Services, Inc., an oilfield services company, from March 2016 to May 2018, prior to which he was President and Chief Operating Officer since June 2015. He also served on the Board of Directors of Key Energy Services, Inc. from November 2015 until August 2018. Prior to joining Key, Mr. Drummond was previously employed for 31 years by Schlumberger Limited, where he served in multiple engineering, marketing, operations, and leadership positions throughout North America. His positions at Schlumberger included President of North America from January 2011 to June 2015; President of North America Offshore & Alaska from May 2010 to December 2010; Vice President and General Manager for the US Gulf of Mexico from May 2009 to May 2010; Vice President of Global Sales from July 2007 to April 2009; Vice President and General Manager for US Land from February 2004 to June 2007; Wireline Operations Manager from October 2003 to January 2004; Vice President and General Manager for Atlantic and Eastern Canada from July 2000 to September 2003; and Oilfield Services Sales Manager from January 1998 to June 2000.

Skills and Qualifications

Mr. Drummond began his career in 1984 with Schlumberger. Mr. Drummond is a member of the Society of Petroleum Engineers and serves on the Advisory Board for the Energy Workforce & Technology Counsel and the University of Alabama College of Engineering Board. Formerly, he served as a member of the Board of Directors of the National Ocean Industries Association; the Board of Directors for the Greater Houston Partnership and on the Board of Trustees for the Hibernia Platform Employees Organization—Newfoundland; and as an advisory board member for each of the University of Houston Global Energy Management Institute, the Texas Tech University Petroleum Engineers and Memorial University's Oil and Gas Development Partnership. Mr. Drummond received his Bachelor of Science in Mineral/Petroleum Engineering from the University of Alabama in 1983. Mr. Drummond was selected as a director because of his extensive industry and management expertise.



Alan Schrager

Non-Executive Director



Director since: 2021

Committee Membership:
None

Mr. Schrager has been a non-executive member of the Company's Board since October 2021. He currently serves on the board of directors of three Churchill Capital special purpose acquisition companies—Churchill Capital Corp V, Churchill Capital Corp VI and Churchill Capital Corp VII—and OHA Senior Private Lending Fund (U), LLC. He also serves on the board of T. Rowe Price OHA Select Private Credit Fund and New Heights Youth, Inc., and previously served on the board of Legacy Expro. He shares portfolio management responsibilities as Portfolio Manager and Senior Partner at Oak Hill Advisors, L.P., a leading alternative investment firm. Mr. Schrager serves on various Oak Hill Advisors committees, including the investment strategy, valuation, compliance and several fund investment committees.

Skills and Qualifications

Previously, Mr. Schrager had senior research responsibility for investments in private credit companies, software, industrials and gaming. Prior to joining Oak Hill Advisors in early 2003, he was a Managing Director of USBancorp Libra, where he was responsible for originating, evaluating and structuring private equity, mezzanine and debt transactions and also held several positions at Primary Network, a data CLEC, including Chief Financial Officer and Interim Chief Executive Officer. Mr. Schrager previously worked in the Leveraged Finance and High Yield Capital Markets group at UBS Securities, LLC. Mr. Schrager earned an M.B.A. from the Wharton School of the University of Pennsylvania, and a B.A. from the University of Michigan. Mr. Schrager was selected as a director because of his familiarity with Expro as well as his business acumen and capital markets expertise.

Lisa L. Troe

Non-Executive Director



Director since: 2021

Committee Membership:
- Audit
- ESG

Ms. Troe has been a non-executive member of the Company's Board since October 2021. From January 2014 to June 2021, Ms. Troe was a Senior Managing Director of Athena Advisors LLC, a business advisory firm she co-founded to provide services in securities litigation, public company accounting, financial reporting and disclosure, compliance systems, enterprise risk management, and other business needs and strategies. From 2005 through 2013, Ms. Troe was a Senior Managing Director at FTI Consulting, Inc. (NYSE: FCN), a global business advisory firm. From 1995 through 2005, she served on the staff of the U.S. Securities and Exchange Commission's Pacific regional office, including seven years as an Enforcement Branch Chief and six years as Regional Chief Enforcement Accountant. Prior to joining the SEC, she was an auditor at a Big Four public accounting firm and worked inhouse in upstream oil and gas companies and a petroleum products pipeline company. From 2003 to 2014, Ms. Troe was a member of the advisory board that functioned as a board of directors for a Texas general partnership engaged in oil and gas exploration and production. Ms. Troe serves on three other public company boards: HireRight Holdings Corporation (NYSE: HRT), a global provider of technology-driven workforce risk management and compliance solutions; Magnite, Inc. (Nasdaq: MGNI), an independent platform that facilitates the purchase and sale of digital advertising; and Stem, Inc. (NYSE: STEM), a provider of clean energy solutions and services designed to maximize the economic, environmental, and resiliency value of energy assets and portfolios.

Skills and Qualifications

Ms. Troe is an experienced public company audit committee chair and CPA. Ms. Troe received her B.S. in Business Administration with honors from the University of Colorado. Ms. Troe was selected as a director due to her expertise in public company accounting, financial reporting and corporate governance, as well as her public company director and audit committee experience.



Brian Truelove   *Non-Executive Director*



Director since: 2021

Committee Membership:

- Audit
- ESG

Mr. Truelove has been a non-executive member of the Company's Board since October 2021. He has over 40 years of experience in the global upstream oil and gas industry. From 2018 to October 2021, he served on the Board of Directors of Legacy Expro. Mr. Truelove has also served on the Board of Directors of Bristow Group Inc. since 2019. From 2011 to 2018, he worked for the Hess Corporation, an energy company, most recently as Senior Vice President, Global Services, which included serving as the Chief Information Officer, Chief Technology Officer, and leading the Supply Chain/Logistics organization. Prior to assuming this role, he served as Senior Vice President for Hess' global offshore businesses and prior to that he was Senior Vice President for Global Drilling and Completions. From 1980 through 2010, Mr. Truelove worked for Royal Dutch Shell where he most recently served as Senior Vice President for the Abu Dhabi National Oil Company/NDC on secondment from Shell. Prior to that he led Shell's global deepwater drilling and completions business.

Skills and Qualifications

During his time with Hess and Shell, Mr. Truelove held leadership positions around the world in drilling and production operations and engineering, asset management, project management, R&D, Health/Safety/Environment, and corporate strategy, amongst others. Mr. Truelove was selected as a director because of his extensive experience in the oil and gas industry and his public company experience.

Frances M. Vallejo   *Non-Excutive Director Nominee*



Committee Membership:

None

Ms. Vallejo has been nominated by the Board to stand for election at this annual meeting. She is a former executive officer of ConocoPhillips, an independent exploration and production company, where she began her career in 1987. She served as Vice President, Corporate Planning and Development from April 2015 until December 2016 and as Vice President and Treasurer from October 2008 until March 2015. Prior to October 2008, she served as General Manager Corporate Planning and Budgets, Vice President Upstream Planning and Portfolio Management, Assistant Treasurer, Manager Strategic Transactions, and in other geophysical, commercial, and finance roles. Ms. Vallejo currently serves on the board of directors of Coterra Energy Inc, a publicly traded exploration and production company with focused operations in the Permian Basin, Marcellus Shale and Anadarko Basin, since October 2021 and Crestwood Equity Partners LP, a publicly traded master limited partnership that owns and operates oil and gas midstream assets located primarily in the Bakken Shale, Delaware Basin and Powder River Basin, since February 2021.

Skills and Qualifications

Ms. Vallejo was a member of the Board of Trustees of Colorado School of Mines from 2010 until 2016 and is a member of the Colorado School of Mines Foundation Board of Governors. Ms. Vallejo holds a Bachelor of Science in mineral engineering mathematics from Colorado School of Mines and a Master of Business Administration from Rice University, where she was named a Jones Scholar. Ms. Vallejo was selected as a director nominee because of her vast experience in the oil and gas industry and extensive leadership roles in corporate planning, budgeting, and treasury.



Eileen G. Whelley   *Non-Executive Director*



Director since: 2021

Committee Membership:

- Audit
- Compensation
- ESG

Ms. Whelley has been a non-executive member of the Company's Board since October 2021. Ms. Whelley founded EGW Advisors, LLC in January 2019 through which she provides coaching to C-suite executives in the areas of leadership and executive team effectiveness, strategic plan and performance alignment and cultural transformation, She retired from the XL Group, a commercial (re)insurance company, in January 2019, having served as Chief Human Resources Officer, where she was responsible for leading all aspects of Human Resources including leadership development and succession planning, compensation and benefits, diversity and inclusion, cultural transformation and colleague engagement. Prior to joining XL Group in 2012, Ms. Whelley spent five years as Chief Human Resources Officer for the Hartford Financial Services Group, and before that, was at General Electric Company for 17 years where she was a Company officer and held a number of Human Resources leadership roles, including Executive Vice President Human Resources for NBC Universal.

Skills and Qualifications

Ms. Whelley has expertise in the areas of organizational transformation, executive development and succession planning, leadership effectiveness, acquisition integration and executive compensation. She is a member of the SUNY Research Foundation Board of Directors where she serves as Vice Chair of the Board and chairs the Nominating Committee. Ms. Whelley graduated from SUNY Potsdam with a BA in Sociology and earned an MA from Bowling Green State University. She was selected as a director due to her experience in management, executive development and human resources.

Quinn Fanning   *Chief Financial Officer*



Mr. Fanning currently serves as the Company's Chief Financial Officer, a position he has held since October 2021. Prior to serving in his current position, Mr. Fanning was appointed Chief Financial Officer for Legacy Expro in October 2019. Mr. Fanning has more than 25 years' experience in financial leadership and general management through his time as Chief Financial Officer of both publicly traded and privately held companies and as an investment banker. Prior to joining Expro, Mr. Fanning was Executive Vice President of Tidewater Inc., an energy service company, from July 2008 to March 2019, and Chief Financial Officer from September 2008 to November 2018, where he played a leadership role in successfully completing Tidewater's financial restructuring and its business combination with GulfMark Offshore, Inc. Prior to joining Tidewater,

Skills and Qualifications

Mr. Fanning was a Managing Director with Citigroup Global Markets, Inc. where he was responsible for senior client coverage and executing a wide variety of M&A, strategic advisory and capital markets transactions across all sectors of the global energy complex. Mr. Fanning holds a Bachelor of Business Administration from the University of Notre Dame and a Master of Business Administration from the University of Chicago Graduate School of Business.



Alistair Geddes — *Chief Operating Officer*



Mr. Geddes currently serves as the Company's Chief Operating Officer, a position he has held since October 2021. Prior to serving in his current position, Mr. Geddes served as Chief Operating Officer of Legacy Expro from 2019 until October 2021, responsible for Region Operations, Group Business Development, Group HR and Group HSEQ. He served as Legacy Expro's Executive Vice President, responsible for Product Lines, Technology and Business Development from 2014 to 2019. He joined Legacy Expro in 2011 as President for Strategy, Resource Development & Support. Prior to joining Legacy Expro, Mr. Geddes held the position of Vice President for the Asia Pacific region for Weatherford.

Skills and Qualifications

Mr. Geddes has enjoyed a successful 30-year career in the oil and gas industry, having started his career with BP and held senior management roles at Mobil / Exxon Mobil, BG Group and Weatherford International. Mr. Geddes has a BSc in Chemical Engineering from Heriot Watt University, Edinburgh.

Steven Russell — *Chief Technology Officer*



Mr. Russell currently serves as the Company's Chief Technology Officer, a position he has held since October 2021. Prior to serving in his current position, Mr. Russell was the Company's Senior Vice President, Operations. Prior to that, he served as the Company's President, Tubular Running Services, from June 2018 through November 2019, and as the Company's Senior Vice President, Human Resources from May 2017 to June 2018. Prior to joining the Company, Mr. Russell served as Vice President, Human Resources for Archer Ltd., a global oil services company, from January 2011 until May 2017.

Skills and Qualifications

Previously, Mr. Russell served as Global Inventory Manager for Schlumberger Ltd., a global oilfield services company, and prior to that, he served in a variety of roles for Schlumberger Ltd. Mr. Russell has over 25 years of experience in the oilfield services industry, with an emphasis on strong line management in North America, Europe, Asia, and Russia. Mr. Russell received a Master's in Chemical Engineering from the Imperial College of Science & Technology in London, England.

John McAlister — *General Counsel and Secretary*



Mr. McAlister currently serves as the Company's General Counsel and Secretary, a position he has held since October 2021. Prior to serving in his current position, Mr. McAlister was Group General Counsel of Legacy Expro from June 2006 until October 2021. He was appointed to the board of Expro International Group PLC in June 2006 and was appointed as a Director of Expro International Group Holdings Ltd in 2008.

Skills and Qualifications

Prior to joining Legacy Expro, Mr. McAlister was employed as a solicitor by Clifford Chance before moving to work in the energy sector, holding positions with BG Group PLC, Lattice Group PLC and latterly National Grid PLC. Mr. McAlister holds a BA (Hons) in Law from the University of Kent and graduated from the College of Law in 1992 with First Class Honours, and was admitted as a Solicitor of the Senior Courts of England and Wales in 1993.



Director Nominee Highlights

As presented in the chart below, we believe our Board nominees offer a diverse range of key skills and experiences to provide effective oversight of the Company and create long-term sustainable growth for our Company through successful execution of the Company's strategic plan. Below is a high-level summary which highlights certain of the Board nominees' skills, qualifications and experiences and is not intended to be an exhaustive list of each director nominee's contributions to the Board.

	Kearney	Jardon	Arbeter	Drummond	Schrager	Troe	Truelove	Vallejo	Whelley
Demographics									
Age	74	53	42	62	54	61	64	58	69
Gender	M	M	M	M	M	F	M	F	F
Ethnic Diversity (Y/N)	N	N	N	N	N	N	N	Y	N
Tenure on This Board (yrs)	9	1	1	6	1	1	1	0	1
Total # other Public Board Commitments	1	0	2	1	4	3	1	2	0
Compliance									
Independent Director			X	X	X	X	X	X	X
Audit Committee Financial Expert (SEC)	X					X	X	X	
Experience									
Public Company CEO	X	X		X					
Public Company CFO	X								
Public Company Senior Executive	X	X		X		X	X	X	X
Public Company Board Director	X	X	X	X	X	X	X	X	X
Audit Committee	X					X	X	X	X
Compensation Committee	X		X	X				X	X
Nom/Gov, ESG Committee	X			X		X	X	X	X
Oil and Gas Industry	X	X		X		X	X	X	
International	X	X		X			X		
Expertise*									
Finance/Accounting	X		X		X	X	X	X	X
Banking	X							X	
Operations	X	X		X			X		
Technology (other than IT), R&D		X					X		
IT/Cybersecurity							X		
HSE/Risk Management/Audit	X	X				X	X	X	X
Strategic Planning	X	X	X	X	X	X	X	X	
M&A, Deal Making	X	X	X	X	X			X	X
HR/Compensation		X							X
Legal/Regulatory Affairs						X			
Sales/Marketing/Commercial	X	X		X					
Investor Relations	X	X							
Supply Chain/Logistics							X		
Environmental/Social							X		

*   Qualification for Expertise is that the nominee served in a role where they extensively used this expertise. Simply managing the function does not qualify unless a direct role was included.



Director Independence

The Board assesses director independence on a case-by-case basis, in each case consistent with applicable legal requirements and the listing standards of the NYSE. After reviewing all relationships each director has with the Company, including the nature and extent of any business relationships between the Company and each director, as well as any significant charitable contributions the Company makes to organizations where its directors serve as board members or executive officers and transactions discussed under "Transactions with Related Persons" below, the Board has affirmatively determined each of Mr. Arbeter, Mr. Drummond, Mr. Schrager, Ms. Troe, Mr. Truelove, Ms. Vallejo and Ms. Whelley have no material relationships with the Company and are independent under the applicable NYSE rules and, to the extent consistent therewith, the Dutch Code.

Committees of the Board

The Company's Board currently has three standing committees: the Audit Committee, the Compensation Committee and the ESG Committee. Each of the three committees is composed of independent directors and has the composition and responsibilities described below. The Company may decide in the future to create additional committees.

Audit Committee

Members:	Primary responsibilities:	**Meetings in Fiscal 2023:** 4
Lisa L. Troe, Chair* Brian Truelove Eileen G. Whelley * Audit Committee Financial Expert	The Audit Committee oversees, reviews, acts on and reports on various auditing and accounting matters to the Company's Board, including: • the selection of the Company's independent accountants; • the scope of the Company's annual audits; • fees to be paid to the independent accountants; • the performance of the Company's independent accountants and the Company's accounting practices.	

In addition, the Audit Committee oversees the Company's compliance programs relating to legal and regulatory requirements. On a quarterly basis, the Audit Committee meetings are typically attended by the Company's Chief Financial Officer, General Counsel, representatives from its external and internal auditors, and others as necessary and appropriate. The Company has adopted an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and the NYSE market standards, which is available at *www.expro.com*.

Ms. Troe, Mr. Truelove and Ms. Whelley are the current members of the Audit Committee and Ms. Troe is the Chair of the Audit Committee. Each member satisfies the heightened requirements for independence under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses the attributes outlined in Regulation S-K Item 407(d)(5)(ii) and (iii). The Board has determined that Ms. Troe is an "audit committee financial expert" as defined by the rules and regulations of the SEC. The Company has determined that each of Ms. Troe, Mr. Truelove and Ms. Whelley are financially literate as defined by the rules and regulations of the NYSE. Ms. Troe currently serves on the audit committee of three other public companies. The Board has determined that such simultaneous service does not impair her ability to effectively serve on the Company's Audit Committee, including as Audit Committee Chair, due to her 100% attendance at Board meetings and meetings of the Committees on which she serves at the Company and her broad experience, including her status as CPA, among other things.

If elected or re-elected to the Board, Ms. Troe, Mr. Truelove and Ms. Vallejo will serve on the Audit Committee, with Ms. Troe serving as Chair.



Compensation Committee

Members:

Robert Drummond, Chair
Eitan Arbeter
Eileen G. Whelley

Primary responsibilities:

The Compensation Committee oversees, reviews, acts on and reports on various compensation matters to the Company's Board, including:

- the compensation of the Company's executive officers and directors;
- the Compensation Discussion and Analysis included in the Company's proxy statement or Annual Report on Form 10-K and the Compensation Committee Report;
- compensation matters required by Dutch Law;
- and the discharge of the Board's responsibilities relating to compensation of the Company's executive officers and directors.

Meetings in Fiscal 2023: 5

Each member satisfies the heightened requirements for compensation committee independence set out in Section 303A.02(a)(ii) of the NYSE Manual and Rule 10C-1 of the Exchange Act. The Company has adopted a compensation committee charter defining the committee's primary duties, which is available at *www.expro.com*.

The Compensation Committee is delegated all authority of the Board as may be required or advisable to fulfill the purposes of the Compensation Committee. The Compensation Committee may form and delegate some or all of its authority to subcommittees or to its Chairman when it deems appropriate. Meetings may, at the discretion of the Compensation Committee, include other directors, members of the Company's management, consultants or advisors, and such other persons as the Compensation Committee believes to be necessary or appropriate. Further, Meridian Consultants, LLC has been engaged by the Compensation Committee to provide advice and recommendations regarding compensation.

If re-elected to the Board, Mr. Arbeter, Mr. Drummond and Ms. Whelley will continue to serve on the Compensation Committee, with Ms. Whelley serving as Chair.

ESG Committee

Members:

Brian Truelove, Chair
Robert Drummond
Lisa L. Troe
Eileen G. Whelley

Primary responsibilities:

The ESG Committee oversees, reviews, acts on and reports on various corporate governance matters to the Company's Board, including:

- the selection of director nominees;
- composition of the Board and its committees;
- compliance with corporate governance guidelines;
- annual performance evaluations of the Board and its committees;
- and succession planning for the Chief Executive Officer.

Meetings in Fiscal 2023: 4

It also oversees environmental, social and governance related policies and initiatives. The Company has adopted an ESG Committee charter defining the committee's primary duties, which is available at *www.expro.com*.

The ESG Committee is delegated all authority of the Board as may be required or advisable to fulfill the purposes of the ESG Committee. The ESG Committee may form and delegate some or all of its authority to subcommittees or to its Chairman when it deems appropriate. Meetings may, at the discretion of the ESG Committee, include other directors, members of the Company's management, consultants or advisors, and such other persons as the ESG Committee believes to be necessary or appropriate.

If re-elected to the Board, Ms. Troe, Mr. Truelove and Ms. Whelley will continue to serve on the ESG Committee, with Mr. Truelove serving as Chair.

Board and Committee Meetings

During 2022, the Board held eight meetings, the Audit Committee of the Board held four meetings, the Compensation Committee of the Board held five meetings, and the ESG Committee held four meetings. During 2022, each of the Company's directors attended at least 75% of the Board meetings and the meetings of the committees on which that director served. The Company's directors are encouraged to attend the annual meeting of shareholders either in person or telephonically. Seven of the nine directors at the time attended the 2022 annual meeting of shareholders either in person or through electronic conferencing and were available to answer questions.





Selection of Director Nominees and Shareholder Participation

The number of members of the Company's Board is determined from time to time at a general meeting upon a proposal by the Board. Pursuant to the Company's Articles, directors are appointed by the shareholders voting at the general meeting upon a proposal of the Board. A proposal made by the Board submitted on time is binding. However, the general meeting may render the proposal non-binding by a resolution to that effect adopted with a majority of no less than two-thirds of the votes cast, representing over one-half of the issued capital. Under Dutch law, in case one person is bindingly proposed for the relevant board seat, that person is deemed elected in case no resolution is adopted by the general meeting to render the proposal non-binding. When making a proposal, subject to applicable law, the Board must observe the terms of the Director Nomination Agreement (as defined above).

Pursuant to the Director Nomination Agreement, Oak Hill Advisors, L.P. currently has the right in respect of one non-executive board seat to designate the person who must be proposed by the Board for appointment provided that it owns at least 10%, but less than 20%, of the Common Stock outstanding at the closing of the Merger. On January 18, 2023, certain funds and accounts managed by Oak Hill Advisors, L.P. sold 9,200,000 shares of Common Stock in an underwritten public offering. Following the offering, the Oak Hill Group owns at least 10%, but less than 20%, of the Common Stock outstanding at the closing of the Merger. Mr. Arbeter was appointed pursuant to this right under the Director Nomination Agreement and will be the Oak Hill Group's designee at the 2023 annual meeting. Mr. Schrager was nominated by the Board for re-election at the 2023 annual meeting as a non-executive director.

Also, the Mosing Parties (as defined in the Director Nomination Agreement) holding the Mosing Majority (as defined in the Director Nomination Agreement) have ceased to have the right in respect of one non-executive board seat to designate the person who must be proposed by the Board for appointment as they are unable to provide confirmation of ownership of at least 10% of the Company's Common Stock outstanding at the closing of the Merger. As such, Mr. Erich Mosing will not stand for re-election at the 2023 annual meeting.

In evaluating director candidates, the Company assesses whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the Board's ability to oversee and direct the Company's affairs and business, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and the quality of the Board's deliberations and decisions. In evaluating directors under its diversity policy, the Company considers diversity in its broadest sense, including persons diverse in perspectives, personal and professional experiences, geography, gender, race and ethnicity. The Board assesses the effectiveness of this policy in connection with its annual evaluation of the Board and its committees.

In order to assist the Board in the director selection process as well as in the selection of Board committee composition, the ESG Committee has developed a written matrix of the ideal characteristics and competencies of a public company board of directors, including the best practice compositions for members of an audit committee, compensation committee and nominating and governance committee. Criteria includes (i) senior leadership experience, (ii) business development/mergers and acquisition experience, (iii) financial expertise and financial literacy, (iv) public board experience, (v) the number of public boards on which the individual is currently serving, (vi) diversity, (vii) global experience, (viii) industry experience, (ix) operational/manufacturing experience, (x) information technology experience, (xi) brand marketing experience, (xii) independence, (xiii) drilling/service company experience, (xiv) strategy and vision development, (xv) collegiality and respectfulness with regards to the ideas of others, and (xvi) emergency CEO capability.

The Company will consider director candidates recommended by shareholders on the same basis as candidates recommended by the Board and other sources. For a description of the procedures and qualifications required to submit shareholder proposals, including for nominating directors, please see "Shareholder Proposals." Other than as described above, the Company does not have a policy regarding consideration of director candidates submitted by shareholders.



Dutch Governance Code and Dutch Law Diversity Requirements and Our Board

Since January 1, 2022, a new bill came into effect under Dutch law regarding gender diversity in top management positions of all large N.V. companies irrespective of whether or where they are listed, which is included in article 166 of Book 2 of the Dutch Civil Code (it being noted that additional rules apply to board positions of companies listed on a regulated stock exchange in the Netherlands).

– Under this new law, the following rules apply:

   i. The company must set suitable and ambitious targets—in the form of a percentage or number—to ensure a balanced board and group of senior officers/employees (as determined by the company) in terms of gender.

   ii. The company must prepare a plan to meet those gender targets.

   iii. Each year, by October 31, the company must report to the Dutch Social Economic Counsel on the number of men and women who are part of the board by the end of the year; a similar report must be made for the group of senior officers/employees for which a gender target applies.

   iv. As part of its report to the Dutch Social Economic Counsel, the company must also indicate what its targets were, what its plans were to meet those targets and, if applicable, why it failed to meet those targets.

   v. The report as mentioned under iii. and iv. has to be filed by the company for the first time by October 31, 2023 and must relate to the financial years 2021 and 2022.

   vi. For purposes of these rules, a company will qualify as a "large" company, if it has met at least two of the following criteria on two consecutive balance sheet dates without interruption (in principle, determined on a consolidated basis):

- the value of its assets, determined on the basis of acquisition and creation costs, exceeds €20 million;
- its annual net turnover exceeds €40 million;
- annually, on average, it employs at least 250 employees (in or outside the Netherlands).

The importance of diversity is recognized by the Company. The Company's diversity policy is part of the Corporate Governance Guidelines and the ESG Committee Charter, which are under regular consideration and review by the Board. The Company's diversity policy is maintained in compliance with the requirements of the Dutch Corporate Governance Code, which is applicable to the Company. The Company strives to give appropriate weight to the diversity policy in the selection and appointment process, while taking into account the overall profile and selection criteria for the appointment of suitable candidates.

The Corporate Governance Guidelines confirm that an important component of the Board is diversity. In addition, the Board believes that the Company should strive to take into account a balanced gender representation as much as possible when making nominations for election and to have at least 30% of the members be women. If the proposed slate of director nominees is elected at the 2023 annual meeting, then three of the nine directors (or 33%) will be women.

The Board continues to improve its gender diversity and seeks to improve its racial and ethnic diversity. The Company believes that the current composition of the Board, taking into account the knowledge and experience of the current members, is in the best interest of the Company and its businesses. In the future, we will continue to pursue a more diverse composition for the Board, although it is not possible to predict when we will be able to fully achieve all targets.

Communications with Directors of the Company

The Board welcomes questions or comments about the Company and its operations. Interested parties who wish to communicate with the Board, the Chair, the non-employee or independent directors, or any individual director may write to Expro Group Holdings N.V., c/o U.S. Headquarters, Attention: Corporate Secretary—1311 Broadfield Blvd., Suite 400, Houston, Texas 77084. If requested, any questions or comments will be kept confidential to the extent reasonably possible. Depending on the subject matter, the Corporate Secretary, will:

- forward the communication to the director or directors to whom it is addressed;



- refer the inquiry to the appropriate corporate department if it is a matter that does not appear to require direct attention by the Board or an individual director; or
- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

Compensation Committee Interlocks and Insider Participation

None of the Company's executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on the Company's Board. No member of the Company's Board is an executive officer of a company in which one of the Company's executive officers serves as a member of the board of directors or compensation committee of that company.

Risk Oversight

The Board is actively involved in oversight of risks that could affect the Company. This oversight function is conducted primarily through the Audit Committee and the ESG Committee, but the full Board retains responsibility for general oversight of risks. The Audit Committee is charged with oversight of the Company's system of internal controls and risks relating to financial reporting, legal, regulatory and accounting compliance. The ESG Committee is charged with oversight of risks related to environmental, social and governance matters, including climate- and human capital-related risks, as well as enterprise risk management, and the assessment of enterprise and strategic risks, including cybersecurity risks. The Company's Board supports its oversight responsibility through full reports from the Audit Committee chair and the ESG Committee chair regarding the respective committees' considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks. In addition, the Company has internal audit systems in place to monitor adherence to policies and procedures and to support the Company's internal audit function. The Company has an established practice of conducting enterprise risk assessments and fraud risk assessments on a recurring basis, the results of which are reviewed by the Audit Committee, ESG Committee and the Board.

Executive Sessions of the Board

The non-management directors have regularly scheduled meetings in executive session. In the event the non-management directors include directors who are not independent under the listing requirements of the NYSE, then at least once a year, there will be an executive session including only independent directors. The Lead Director, if applicable, or Chair of the ESG Committee is responsible for preparing an agenda for the meetings of the independent directors in executive session. Mr. Truelove has been appointed as Chair of the ESG Committee.

Board Leadership Structure

Under Dutch law, only a non-executive director can be the Chairman of the Board. Currently, Mr. Kearney serves as Chairman of the Board, and Mr. Jardon serves as our President, Chief Executive Officer and executive director. The Board believes this structure promotes increased board independence from management and therefore, leads to better monitoring and oversight.

Annual Performance Evaluation of the Board and Its Committees

The Board conducts an annual self-evaluation to determine whether it is functioning effectively. The self-evaluation process is overseen by the Board, in consultation with the ESG Committee. As part of this process, the Lead Director or non-management Chairman of the Board will receive comments from each director in response to a distributed questionnaire and will determine whether the Board should discuss the findings.

The Board's committees also conduct an annual self-evaluation to determine whether the committees are functioning effectively. The self-evaluation process is overseen by the Board. As part of this process, the Chair of each committee will receive comments from each of the committee members in response to a distributed questionnaire and will determine whether the applicable committee or the Board should discuss the findings.



Code of Ethics for Chief Executive Officer, Chief Financial Officer, Controller and Certain Other Officers

The Company's Board has adopted a Financial Code of Ethics for its Chief Executive Officer, Chief Financial Officer and all other financial and accounting officers. Any change to, or waiver from, the Financial Code of Ethics will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. A copy of the Company's Financial Code of Ethics for its Chief Executive Officer, Chief Financial Officer, Controller and Certain Other Officers is available on the Company's website at *www.expro.com*.

Code of Business Conduct and Ethics

The Company's Board has adopted a Code of Conduct applicable to the Company's employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any change to, or waiver from (for directors and executive officers), this Code of Conduct may be made only by the Company's Board and will be promptly disclosed within four business days following the amendment or waiver, as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. A copy of Company's Code of Conduct is available on the Company's website at *www.expro.com*, and the Company intends to disclose any amendments or waivers to its Code of Conduct via its website.

Corporate Governance Guidelines

The Company's Board has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE. A copy of the Company's Corporate Governance Guidelines is available on the Company's website at *www.expro.com*.

Hedging and Pledging Practices

The Company's Insider Trading Policy prohibits hedging transactions involving Company securities and other transactions involving Company-based derivative securities. "Derivative securities" are defined in the Insider Trading Policy as options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock. Transactions in derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, transactions in debt that may be convertible into Company common stock, and writing puts or calls. The Insider Trading Policy does not, however, restrict holding, exercising and settling awards such as options, restricted stock, restricted stock units or other derivative securities granted under a Company equity incentive plan. The Company's Insider Trading Policy also prohibits pledging Company securities as collateral, including holding shares in a margin account. The Insider Trading Policy applies to all Company insiders, whether employees, executive officers or directors, as well as certain persons related to them.



ENVIRONMENTAL | SOCIAL | GOVERNANCE (ESG)

Board Oversight of ESG

Our Board of Directors is actively involved in the oversight of risks that could affect the Company.

The Board's oversight is conducted primarily through the Audit Committee and the Environmental, Social, and Governance (ESG) Committee, and the Board receives regular reports from the Audit Committee and the ESG Committee regarding such committees' considerations and actions. In addition, the Board receives regular reports directly from the Chief Sustainability Officer and other officers responsible for oversight of particular risks. The Company also has internal audit systems in place to monitor adherence to policies and procedures and to support the Company's internal audit function. The Company has an established practice of conducting enterprise risk assessments and fraud risk assessments on a recurring basis through this internal audit function, the results of which are reviewed by the Audit Committee, ESG Committee, and the Board.

Audit Committee	**ESG Committee**
The Audit Committee is charged with oversight of the Company's system of internal controls and risks relating to financial reporting, legal, regulatory, and accounting compliance.	The ESG Committee is charged with oversight of the risks related to Environmental, Social, and Governance matters, including climate- and human-capital-related risks, as well as enterprise risk management, and the assessment of enterprise and strategic risks, including cybersecurity risks.

ESG Leadership Council

Supported by the Board, our ESG Leadership Council is championed by three members of our Executive Management Team.

The team has oversight of Environmental, Social, and Governance matters, including managing the risks of climate change. We take pride in our dedication to being a responsible and transparent business that operates under a clear set of Environmental, Social, and Governance principles that support the UN Sustainable Development Goals (SDGs), a collection of 17 global goals set by the United Nations General Assembly in 2015.

Ultimately, our goal is to have a positive impact on the future for each and every one of us.

Disclosure of ESG Metrics and Goals

We currently disclose ESG metrics and goals under two main frameworks: Sustainability Accounting Standards Board (SASB) Index and Taskforce for Climate-Related Financial Disclosure (TCFD).

Under SASB, we disclose the following material metrics:

- Emissions Reduction Services & Fuels Management
- Water Management
- Chemicals Management
- Ecological Impact Management
- Workforce Health & Safety
- Business Ethics & Transparency
- Management of the Legal & Regulatory Environment
- Critical Incident Risk Management



Under TCFD, we disclose information under all four pillars of the framework.

- Governance
- Strategy
- Risk Management
- Metrics & Targets

For additional information, please visit our website at www.expro.com.

Environmental Objectives

Our industry is part of the solution to address a lower carbon future—and we are committed to playing our part. We are advancing and developing technologies to achieve this and participate in maximizing recovery. We believe that our commitment to innovation, efficiency, and digitalization better informs our customers, enables operational excellence, and facilitates more timely and informed decisions.

Our Environmental Achievements in 2022 were as follows:

Our Environmental Achievements In 2022

Objective	Target	Achievement
Reducing our own operational emissions and waste streams.	4% reduction for Scope 1 + Scope 2 Greenhouse Gases (GHG) Emissions (Intensity and Absolute).	
	Improve overall recycling rates by 5%.	
Being active in our communities so that our reputation as a socially responsible employer is upheld.	10% reduction of environmental spills per annum.	
	ZERO significant fines and non-monetary sanctions for non-compliance with environmental laws and / or regulations.	
Helping to reduce our clients' operational emissions and waste streams.	Capture ~47% Research and Development (R&D) spend related to emissions reduction projects.	

Diversity, Equity and Inclusion

At Expro, we strive to be a safe, diverse, and inclusive people-focused company that positively impacts local communities and society.



In 2022, our ESG Leadership Council announced the Social Working Group to guide our Diversity & Inclusion initiatives among other initiatives. With support from our Head of Sustainability and Senior Vice President of Human Resources, we will actively seek input from the Social Working Groups that have been established in each region to expand our action plan and further enhance our culture of diversity and inclusivity.

It is important to us that we help to make all of our employees feel comfortable in a respectful, supportive, and inclusive working environment where differences are valued and all employees feel that they have a voice to make positive suggestions to enhance our working environment, customer satisfaction, and business success.

We recognize the value a balanced workforce brings to our Company's success and remain committed to improving diversity alongside the broader industry efforts. To assist our employees and stakeholders with understanding our commitment to diversity, we provide the following reports on our website at www.expro.com:

- **Gender Pay Gap Report:** provides details on our UK entity, Expro North Sea Limited (ENSL)
- **EEO-1 Report:** provides details on our US demographic workforce data, including data by race/ethnicity, gender and job categories.

Enterprise Risk Management

We use a multi-step approach to identify the key risks to achieving our strategic objectives.

The risk assessment process described here is just the first step in our Enterprise Risk Management process. Additional actions are taken depending on the position of each risk in the Risk Action matrix.

- **Improve:** Develop project plan for improving management's preparedness.
- **Test:** Perform audits and self-assessments to confirm operating effectiveness of mitigation activities.
- **Monitor:** Develop feedback mechanisms to monitor risk escalation.
- **Optimize:** Assess level of mitigating activities, considering efficiency opportunities

While the Risk Assessment process occurs at a point in time, our Enterprise Risk Management process is an ongoing priority for our Executive Management Team and broader company leadership, as they guide the strategic direction and day-to-day activities of the organization.

The ESG Committee of our Board of Directors has oversight of our Enterprise Risk Management process. Management presents the full Risk Action Matrix and Risk Register to the ESG Committee at least annually. On a routine basis, management and the committee members conduct more in-depth reviews of specific risks and the Company's activities for managing those risks. In addition to the ESG Committee, other committees of the Board have oversight responsibility for certain categories of risk. For example, the Audit Committee has oversight of our financial related risks and the Compensation Committee has oversight of our talent management related risks.

Cybersecurity

At Expro, we recognize the importance of addressing cybersecurity risks as they rapidly evolve in our industry.

We realize that cybersecurity breaches can impact the safety, sustainability, and governance of our operations, and the privacy and integrity of our data. We also recognize that these risks can have similar impacts on our customers and partners.

- **Framework:** We leverage an information security program aligned to industry standard security frameworks and controls.
- **Governance:** Our Vice President of Information Technology has managerial responsibility for our data security programs, overseen by our executive leadership and Board.
- **Training:** All employees and all relevant contractors with access to our systems receive at least annual cybersecurity and data privacy training.



- **Collaboration:** Expro participates in public / private partnerships with other critical infrastructure providers to promote and maintain awareness of cybersecurity threats and remediations.
- **Operational Security:** The tools and services we use to deliver value to our customers are increasingly digitized and connected, driving down safety risk exposure hours and eliminating defects.

We strive to manage our internal risk, and, at the same time, we work collaboratively with customers and partners to reduce cybersecurity risk in our operations.

Disclaimer

ESG-related statements are aspirational, are not guarantees or promises that related goals or targets may be met, and may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future.

Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement.



COMPENSATION COMMITTEE REPORT

The Board reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K promulgated by the SEC with management of the Company, and, based on such review and discussions, the Board recommended that such Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Submitted by the Compensation Committee

Robert W. Drummond (Chairman)
Eitan Arbeter
Eileen G. Whelley



COMPENSATION DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

Program Highlights for 2022:

- A large portion of total compensation is provided under variable, at-risk performance-based elements to align pay and performance;

- Multiple performance metrics are utilized across our short- and long-term incentive plans;

- Maximum payout is limited under our short- and long-term incentive plans;

- We maintain stock ownership guidelines for officers and non-employee directors;

- Anti-hedging and anti-pledging policies are included in our Insider Trading Policy;

- The Compensation Committee engages an independent outside consultant to help the Committee evaluate and monitor our compensation program;

- We utilize reasonable post-employment and change-in-control provisions that do not allow single-trigger change-in-control payments or excise tax gross-ups, and we do not pay severance in the event of voluntary termination, and we do not maintain employment agreements or other agreements providing our executive officers with a contractual right to cash severance following a termination of employment that occurs without a change in control (other than with respect to the individual agreement with Mr. Jardon described below and under a general executive retention and severance plan); and

- We have clawback provisions in key agreements, and a Recoupment Policy that applies to all incentive compensation paid to our NEOs.

Executive Summary

This Compensation Discussion and Analysis (this "CD&A") is intended to provide perspective regarding the Company's executive compensation program for 2022, and the philosophy, objectives, compensation processes, and key components of compensation established by the Compensation Committee of the Company.

The occurrence of the Merger in 2021 impacted the Company's executive compensation program significantly. Specifically, as previously reported, the Named Executive Officers received initial equity grants on October 1, 2021, the Merger closing date, which equity grants were intended in substitution for regular annual grants that would normally have been made in February 2022. As a result, there were no equity grants to the Named Executive Officers in 2022, due to the fact that the grants previously made in 2021 were intended to cover both 2021 and 2022.



The Company continues to maintain executive compensation programs that reflect positive corporate governance features. Below is a summary of those practices:

WHAT WE DO	WHAT WE DON'T DO
☑ Utilize variable, at-risk performance-based elements to align pay and performance for a large portion of compensation.	☒ Permit hedging or pledging of Company stock.
☑ Maintain stock ownership requirements for officers and non-employee directors.	☒ Agree to single trigger post-employment and change-in-control provisions.
☑ Utilize multiple performance metrics across our short- and long-term incentive plans.	☒ Maintain individual employment agreements providing cash severance following a termination of employment (other than with respect to an individual agreement with our CEO).
☑ Limit maximum payout under our short- and long-term incentive plans.	☒ Backdate or reprice stock option awards.
☑ Engage an independent outside consultant to help the Compensation Committee evaluate and monitor our compensation program.	☒ Provide tax gross-ups on change-in-control benefits.
☑ Include clawback provisions in key agreements, and maintain a Recoupment Policy that applies to all incentive compensation paid to our Named Executive Officers.	☒ Provide excessive perquisites.
☑ Utilize reasonable post-employment and change-in-control provisions that do not allow single-trigger change-in-control payments and do not pay severance in the event of voluntary termination.	
☑ Annually review all officer compensation opportunities against peer groups.	

Say-on-Pay

We held our last advisory say-on-pay and say-on-frequency votes regarding executive compensation at the Company's 2022 Annual Meeting. At that meeting, more than 95% of the votes cast by our shareholders approved the compensation paid to our Named Executive Officers as described in the CD&A and the other related compensation tables and disclosures contained in our Proxy Statement filed with the SEC on April 1, 2022. Following the Merger, the Committee determined that it was advisable to hold say-on-pay votes annually, and the next advisory say-on-pay vote will occur at this 2023 Annual Meeting.

Overview of Executive Compensation and our Compensation Process

The Company designs its compensation program to enable the organization to attract, motivate, retain and reward employees by offering a flexible compensation and benefits package targeted to be competitive with the external market in which we compete for talent. The Company also seeks alignment with our business strategy, goals and processes by tying a substantial portion of executive pay to performance. Appropriate levels of control ensure compliance with legislation, achievement of the best return on investment and promotion of global equity and consistency.

These objectives are taken into consideration when creating the Company's compensation arrangements, when setting each element of compensation under those programs, and when determining the proper mix of the various compensation elements for each of the Named Executive Officers. We intend to annually re-evaluate whether our compensation programs and the levels of pay awarded under each element of compensation achieve these objectives.

The Compensation Committee has primary responsibility over our executive compensation program, including the decisions regarding the various levels and forms of compensation for each of the Company's Named Executive



Officers. The Compensation Committee's primary objectives were to set competitive pay practices and to utilize equity compensation to align the incentives of executives of the Company with the interests of shareholders by tying a portion of compensation directly to performance.

As a result of the actions of the Company's Compensation Committee, the compensation of the Company's Named Executive Officers consisted primarily of the following items, which are described in greater detail in the sections below:

- base salary;
- annual cash incentive awards;
- equity-based long-term incentive compensation (comprised of both time-based vesting equity awards and performance-based equity awards); and
- severance benefits for certain terminations of employment.

Independent Compensation Consultant

To ensure the Company continues to meet its compensation objectives as a public company, we work with Meridian and use market data to develop an understanding of the current compensation practices among peers and to ensure that our executive compensation program is appropriately benchmarked against peers within the industry.

Peer Group and Benchmarking

The committee reviews a competitive market analysis of officer compensation each year provided by Meridian. This data helps inform pay decisions for the upcoming year. The peer group used in the market analysis (which was used to inform 2022 compensation) was:

2022 Peer Group		
Archrock Inc	Nextier Oilfield Solutions Inc	Propetro Holding Corp
ChampionX Corp	Oceaneering International Inc.	RPC, Inc.
Exterran Corp	Oil States International, Inc.	Select Energy Services Inc
Helix Energy Solutions Group, Inc.	Patterson-UTI Energy, Inc.	USA Compression Partners, LP
Helmerich & Payne, Inc.	Precision Drilling Corp	US Silica Holdings Inc
Nabors Industries Ltd.		

Meridian worked with our Compensation Committee to select this group of publicly traded international companies from the same or similar industries and within a certain range of our annual revenue to serve as the Company's peer group for purposes of obtaining data regarding their compensation practices in order to evaluate the appropriateness of our compensation practices relative to our peers. The Compensation Committee evaluates this peer group annually so that appropriate adjustments can be made. The Committee takes peer group market data into consideration when establishing officer pay levels, but also considers other relevant factors such as performance, experience, internal alignment, scope of the role, and other relevant factors when making pay decisions. The Committee also uses market data from the same peer group in evaluating non-employee Board of Director compensation.



Named Executive Officers

This CD&A provides information regarding the executive compensation program for the following executive officers (collectively, the "Named Executive Officers").



Michael Jardon
President and
Chief Executive Officer



Quinn Fanning
Chief Financial Officer



Alistair Geddes
Chief Operating Officer



Steven Russell
Chief Technology Officer



John McAlister
General Counsel
and Secretary

Components of the Company's Executive Compensation Program

For 2022, in addition to a base salary, each of the Named Executive Officers received a cash incentive bonus. The Named Executive Officers previously received equity grants on October 1, 2021, following the completion of the Merger, which equity grants were intended in substitution for regular annual grants that would normally have been made in February 2022. In February 2023, the Company resumed making annual equity grants to the Named Executive Officers, and expects to make such grants on an annual basis moving forward. The Company believes its mix of compensation aligns its executives' compensation with the Company's short-term and long-term goals consistent with the interests of the Company's shareholders.

The chart below summarizes the percentage of each Named Executive Officers' compensation from each of the compensation elements for 2022. Although the Company did not make equity awards to the Named Executive Officers during 2022, we have included the portion of the equity award made in October 2021 that was made in respect of such Named Executive Officer's service for 2022 to more accurately illustrate the compensation mix.

Name (1)	Base Salary(2)	Cash Incentives(3)	Equity Awards(4)	Perquisites and Other Compensation Elements(5)
Michael Jardon	13.3%	14.9%	66.2%	5.7%
Quinn Fanning	16.1%	14.3%	67.0%	2.8%
John McAlister	21.2%	19.0%	55.0%	4.9%
Alistair Geddes	18.9%	16.9%	60.0%	4.1%
Steven Russell	25.6%	22.9%	51.2%	0.4%

(1) May not add to 100% due to rounding. Calculated as a percentage of compensation as shown in the Summary Compensation Table for 2022, plus the portion of the equity awarded in 2021 considered in respect of service in 2022 (as further described in footnote 4 to this table).

(2) Base salary as set forth in the Base Salary column of the Summary Compensation Table for 2022.

(3) Cash incentives as set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for 2022.

(4) Equity awards are the approximate portion of the equity awards granted in October 2021 that was considered by the committee in respect of service in 2022. Those amounts are as follows: Mr. Jardon—$4,975,000; Mr: Fanning—$1,875,000; Mr. McAlister—$1,000,000; Mr. Geddes—$1,650,000 and Mr. Russell—$850,000. The full value of equity awards received by each Named Executive Officer in 2021 is as set forth in the Stock Awards column of the Summary Compensation Table for 2021.

(5) Perquisites and other compensation elements as set forth in the All Other Compensation column of the Summary Compensation Table for 2022.

The cash incentive bonus targets were based on a percentage of each Named Executive Officer's base salary, which percentage is determined based on the achievement of performance metrics further detailed below. For additional information on the cash incentive bonuses paid to our Named Executive Officers, see "—Annual Cash Incentives" below.

The Company's Amended and Restated U.S. Executive Change-in-Control Severance Plan (the "CIC Severance Plan") provides severance protection in connection with certain qualifying terminations following a change in control for the Named Executive Officers who participate in this plan, and the Executive Retention and Severance Plan also provides severance payments in connection with certain qualifying terminations unrelated to a change in control. In



light of these arrangements, the employment agreements with our Named Executive Officers do not separately provide for severance payments to be made (other than the employment agreement with Mr. Jardon, entered into as of the closing of the Merger, which does provide for severance payments). See "—Long-Term Incentives—Severance Benefits," for a more detailed discussion of the severance benefits offered by the Company to each of the Named Executive Officers.

Below is a description of each of the principal elements of the Company's compensation programs in effect as of the close of our most recent fiscal year and the Company's view on these elements. The Company recognizes that in connection with the review the Board or Compensation Committee undertakes with Meridian, the goals themselves and the methods of implementing those goals may change in the future.

Base Salary

Each Named Executive Officer's base salary is a fixed component of compensation for each year for performing specific job responsibilities. The Named Executive Officers received base salaries determined by the Company's Compensation Committee. In setting the base salaries for 2022, the Company's Compensation Committee considered various factors, including current market conditions, market and peer group data provided by Meridian, the individual's performance, experience, and responsibilities, and the overall compensation package received by each Named Executive Officer. The Compensation Committee did not make any changes to the base salaries of the Named Executive Officers for 2022 from the base salary amounts in effect following the Merger in 2021.

The 2022 annual base salary for each of the Named Executive Officers is set forth below.

Name	Annual Base Salary
Michael Jardon	$1,000,000
Quinn Fanning	$ 450,000
John McAlister	$ 385,585*
Alistair Geddes	$ 520,726*
Steven Russell	$ 425,000

* Converted to USD from GBP using an exchange ratio of $1.23982 to British Pound, which is the average monthly rate for 2022 as reported by XE.com.

In the future, the Company expects the Compensation Committee will review base salaries on an annual basis to determine if the Company's financial and operating performance, as well as the executive officer's personal performance, market conditions, and any other factors that the Compensation Committee deems appropriate to consider, support any adjustment to the executive officer's base salary.

Annual Cash Incentives

Our annual incentive program in 2022 was designed to provide management, including our Named Executive Officers, with an annual incentive opportunity that was tied to certain metrics measuring the Company's performance while remaining competitive with our peers. The annual incentive program is a short-term cash incentive program, which has a one-year performance period. In 2022, the Compensation Committee evaluated and oversaw the annual incentive program for our Named Executive Officers, in consultation with Meridian.



Based on the evaluation of the Compensation Committee and consistent with each the Company's historical practices, the plan provided for a target incentive opportunity expressed as a percentage of each executive officer's 2022 base salary.

Name	Target Annual Incentive Award (% of Annual Base Salary)	Target Incentive Award ($)
Michael Jardon	125%	$1,250,000
Quinn Fanning	100%	$ 450,000
John McAlister	100%	$ 385,585*
Alistair Geddes	100%	$ 520,726*
Steven Russell	100%	$ 425,000

* Converted to USD from GBP using an exchange ratio of $1.23982 to British Pound, which is the average monthly rate for 2022 as reported by XE.com.

The amounts listed in the table above reflect each individual's STI target award for 2022, based on a level of achievement that results in a 100% payout of their target annual incentive award.

For the Named Executive Officers, the target incentive opportunity granted for 2022 was dependent on the Company's achievement of three corporate-wide formulaic performance goals and 25% was dependent upon achievement of measurable, non-formulaic strategic objectives. The following table illustrates the weighting of each metric and the potential payout levels for 2022.

Metric	Weighting	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
Adjusted EBITDA(1)	45.0%	$194M	$216M	$302M
Adjusted EBITDA minus Capex(2)	20.0%	$115M	$127M	$175M
HSEQ (TRCF)(3)	10.0%	1.49	1.36	1.31
Strategic Objectives(4)	25.0%	Discretionary		

(1) "Adjusted EBITDA" is defined by the Company as net income/(loss) adjusted for interest and finance charges, net, income tax expense, foreign exchange gains/(losses), severance and other charges, stock-based compensation expense, other income/(expense), gain/(loss) on disposal of group of assets and exceptional items (including merger and integration costs), depreciation, amortization and impairments.

(2) Adjusted EBITDA minus Capex. "Capex" is defined by the Company as Core Capex, which is defined as purchases of property, plant and equipment other than non-core capex (including LWI-related capex and merger and integration-related capex (including capitalized costs associated with facilities consolidation and the migration to a common enterprise resource planning (ERP) platform)).

(3) Health, Safety, Environment and Quality, measured by Total Recordable Case Frequency, or "TRCF", which is defined as the total recordable cases multiplied by one million, divided by the number of exposure (working) hours.

(4) Strategic objectives are based on achievement of measurable, non-formulaic factors related to key integration milestones, year-end cash and cash management.

As reflected in the table above, if the Company achieved the target performance metrics for 2022, the cash incentive awards for the Named Executive Officers would be paid at 100% of the target levels, with no payout unless a threshold performance level of the target metrics was achieved. Achievement of the threshold level would result in a 50% payout of a Named Executive Officer's target cash incentive award.

For all of the metrics, the Company may reward additional incentive compensation beyond the target incentive award for above target performance based on the metrics described above. Annual incentive awards for 2022 could be paid at up to two times the target payout if maximum performance metrics were met.



For performance achievement between threshold, target, and maximum levels, payouts are interpolated. The actual results attained by the Company during 2022 with respect to the performance metrics established for 2022 yielded a 89.4% payout. This was based on actual results as described in the table below.

Goal	Weighting	Actual	Weighted Achievement (%)
Adjusted EBITDA	45.0%	$206.2M	35.0%
Adjusted EBITDA minus Capex	20.0%	$126.3M	19.4%
HSEQ (TRCF)	10.0%	1.07	10.0%
Strategic Objectives	25.0%	n/a	25.0%
Total Payout %		89.4%	

While the Committee has discretion to adjust payments up and down, based on individual performance and other factors, no adjustments were made to any of our Named Executive Officer's individual annual incentive payment for 2022 under the plan.

Long-Term Incentives

<u>Equity Awards</u>

To create additional incentives for the executive officers to continue to grow enterprise value and to align their pay with shareholders, we maintain the Company's Long-Term Incentive Plan (the "LTIP"). We believe a formal long-term equity-based incentive program is important and consistent with the compensation programs of the companies in our peer group. We also believe that long-term equity-based incentive compensation is an important component of our overall compensation program because it:

- balances short- and long-term objectives;
- aligns our executives' interests with the long-term interests of our shareholders;
- rewards long-term performance relative to industry peers;
- makes our compensation program competitive from a total remuneration standpoint;
- encourages executive retention; and
- gives executives the opportunity to share in our long-term value creation.

Our Compensation Committee has the authority under the LTIP to award incentive equity compensation to our executive officers in such amounts and on such terms as the committee determines appropriate in its sole discretion based on a variety of factors, including the Company's financial and operating performance; the size and mix of the executive's total compensation; achievement of strategic non-financial goals; market comparisons and individual factors.

To date, our long-term equity-based incentive compensation has consisted of grants of time-based and performance-based restricted stock unit ("RSU") awards; however, our Compensation Committee may determine in the future that different and/or additional award types are appropriate. An RSU is a notional share of the Company's common stock that entitles the grantee to receive a share of common stock upon the vesting of the RSU. We believe RSUs effectively align our executive officers with the interests of our shareholders on a long-term basis and have retentive attributes.

As noted above, there were no equity grants to the Named Executive Officers in 2022 because the Named Executive Officers received initial equity grants on October 1, 2021 (the "Merger Closing Date Equity Awards"), which equity awards were intended in substitution for regular annual grants that would normally have been made in February 2022. In February 2023, the Company resumed making annual equity grants to the Named Executive Officers, and expects to make such grants on an annual basis moving forward. The below summarizes the terms of the Merger Closing Date Equity Awards.



Merger Closing Date Equity Awards

In connection with the close of the Merger, and in order to establish immediate shareholder alignment for the new officer team of the combined Company, the Compensation Committee of the Company made grants on the following terms to each of the Named Executive Officers: 40% of the annual RSU awards were provided in the form of performance-based restricted stock units ("PRSUs), while the remaining 60% of annual RSUs were provided in the form of time-based RSUs (except with respect to Mr. Jardon, who received his grant 60% in the form of PRSUs and 40% in the form of time-based RSUs). The time-based RSUs provide for ratable vesting with one-third having vested on February 22, 2023 and a remaining one-third vesting on each of February 22, 2024 and February 22, 2025. The PRSUs remained outstanding following the Merger and vest at the end of a performance period ending on December 31, 2024, subject to both the awardholder's continuous employment and the Company's total shareholder return ("TSR") performance as compared to the TSR performance of its peer group, with payout determined as follows: (1) performance at the end of the three-year performance period is measured by calculating TSR performance separately with respect to three separate one-year achievement periods included in the three year performance period, resulting in a weighted average payout at the end of the three-year performance period; (2) the Company's relative TSR is measured against the companies listed in the SPDR S&P Oil & Gas Equipment and Services ETF, a fund whose investments are based on an index derived from the oil and gas equipment and services segment of a U.S. total market composite index; and (3) in determining payout amounts, the TSR relative percentile rank and the resulting payout percentages include the following levels, however, if TSR for the performance period is negative, the payout will not exceed 100% of the target level:

Level	TSR Percentile Rank vs. Peer Group	Payout Percentage
Maximum	90th percentile and above	200% of Target Level
Target	75th percentile	150% of Target Level
Target	50th percentile	100% of Target Level
Threshold	25th percentile	50% of Target Level
	Below 25th percentile	0%

The mix of 2023 equity awards will be 60% provided in the form of PRSUs and the remaining 40% in the form of time-based RSUs.

Employee Stock Purchase Plan

We maintain the Company's Employee Stock Purchase Plan (the "ESPP"), which was originally approved by Frank's shareholders prior to the completion of its initial public offering, in order to enable eligible employees (including the Named Executive Officers) to purchase shares of the Company's Common Stock at a discount. This plan encourages stock ownership and aligns the interests of the executives with our shareholders. Purchases under the ESPP are accomplished through participation in discrete offering periods. This ESPP is intended to qualify as an employee stock purchase under section 423 of the Internal Revenue Code of 1986, as amended, (the "Code"). Under the existing ESPP, a maximum of 500,000 shares of the Company's Common Stock has been reserved for issuance, subject to appropriate adjustments to reflect changes in the Common Stock caused by certain events like stock splits or a change in control, and which amount was adjusted in connection with the Merger. The number of shares of stock that may be granted to any single participant in any single option period will be subject to certain limitations set forth in the plan. At this 2023 Annual Meeting, stockholders will vote on the adoption of the Company's 2023 Employee Stock Purchase Plan (the "New Plan"), which reserves 5,000,000 shares for issuance for periods on and after July 1, 2023. The New Plan will contain substantially similar terms as the current ESPP, except as described herein. See "Item 9—Adoption of the 2023 Employee Stock Purchase Plan."

Severance Benefits

Other than Mr. Jardon, who is party to an employment agreement, none of our Named Executive Officers is a party to an individual employment agreement providing for severance upon a termination of employment. However, the CIC Severance Plan provides severance payments in a "double-trigger" situation, and the Executive Retention and Severance Plan provides severance benefits in the case of a qualifying termination. The Named Executive Officers other than Mr. Jardon all participate in the CIC Severance Plan and the Executive Retention and Severance Plan, which supersede any of their individual severance rights. Further, severance payments would not be provided to an executive in the event of voluntary termination.



CIC Severance Plan

Under the CIC Severance Plan, the Named Executive Officers who are participants in the plan are entitled to receive a cash severance equal to two times the sum of the executive's annual base salary and target incentive opportunity for the year of termination, as well as certain other severance benefits (including accelerated vesting of outstanding equity awards and a pro-rated cash bonus based on their target incentive amount for the year of termination), upon a qualifying termination, which is defined as an involuntary termination within the 24-month period following a change in control. Other than Mr. Jardon, all of our Named Executive Officers were participants in this plan in 2022. There are no single-trigger change-of-control payments provided under this plan, nor do we provide any 280G parachute payment tax gross-ups. However, we believe that competitive double-trigger payments provide financial protection to employees following an involuntary loss of employment in connection with a change in control. We believe that these types of benefits enable our executives to focus on important business decisions in the event of any future acquisition of our business, without regard to how the transaction may affect them personally. We believe that this structure provides executives with an appropriate incentive to cooperate in completing a change in control transaction if such transaction is in the best interest of the Company and its shareholders. Participation in the CIC Severance Plan is contingent upon the executive entering into a participation agreement in which the executive agrees to certain restrictive covenants during and following employment with the Company.

Executive Retention and Severance Plan

Under the Executive Retention and Severance Plan, the Named Executive Officers who are participants in the plan are entitled to receive severance in the amount of one times annual base salary, plus limited payments and reimbursements to cover outplacement assistance and health plan coverage, upon a qualifying termination of employment, which is defined as a termination by the Company without cause, or resignation by the executive for good reason. In order to prevent payment of benefits under both the CIC Severance Plan and the Executive Retention and Severance Plan, a termination in connection with a change in control entitling the executive to payment under the CIC Severance Plan cannot be a qualifying termination under the Executive Retention and Severance Plan. Other than Mr. Jardon, all of our Named Executive Officers were participants in this plan in 2022.

Mr. Jardon's Employment Agreement

At the closing of the Merger, the Company and Mr. Jardon entered into an employment agreement (the "Jardon Agreement"), which provides that if Mr. Jardon is terminated by the Company without "Cause" or resigns for "Good Reason" (each such term as defined in the Jardon Agreement), Mr. Jardon will be eligible to receive the following benefits, in each case, subject to his execution and nonrevocation of a release of claims in favor of the Company and his continued compliance with the confidentiality, intellectual property, non-competition, non-solicitation and non-disparagement covenants set forth in the Jardon Agreement:

- Cash severance equal to 2.0 times the sum of (i) the highest base salary in effect for Mr. Jardon during the six-month period ending immediately prior to the date on which his employment is terminated (the "Termination Date") and (ii) the average of the annual bonuses received by Mr. Jardon for the two years immediately preceding the Termination Date (or if two annual bonuses have not yet been received by Mr. Jardon as of the Termination Date, the annual bonus received by Mr. Jardon for the year preceding the Termination Date, annualized to the extent necessary), payable in ten substantially equal monthly installments;
- Payment of any earned but unpaid annual bonus for the year immediately preceding the year in which the Termination Date occurs;
- A lump sum cash payment equal to $12,500 in consideration of the cost of health care continuation; and
- Reimbursement of up to $7,500 in outplacement assistance benefits procured by Mr. Jardon within 12 months following the Termination Date.

The Jardon Agreement further provides that if Mr. Jardon is terminated by the Company without Cause or for Good Reason within the 24 months following a "Change in Control" (such term as defined in the Jardon Agreement),



Mr. Jardon will be eligible to receive the following benefits, in each case, subject to his execution and nonrevocation of a release of claims in favor of the Company and his continued compliance with the confidentiality, intellectual property, non-competition, non-solicitation and non-disparagement covenants set forth in the Jardon Agreement:

- Cash severance equal to 3.0 times the sum of (i) the highest base salary in effect for Mr. Jardon during the six-month period ending immediately prior to the Termination Date or the date of the Change in Control, whichever results in the greater amount (the "CIC Base Salary"), and (ii) the product of (x) the highest target bonus percentage in place for Mr. Jardon during the year in which the Termination Date occurs and (y) the CIC Base Salary, payable in ten substantially equal monthly installments;
- Payment of a pro-rata portion of the target annual bonus that would have been earned for the year in which the Termination Date occurs, based on the number of days employed during such year;
- A lump sum cash payment equal to $22,500 in consideration of the cost of health care continuation;
- Accelerated vesting of any outstanding equity awards, with vesting of any performance-based equity awards determined based on the greater of (x) actual performance as of the Termination Date and (y) target performance at the 100% target payout level; and
- Reimbursement of up to $15,000 in outplacement assistance benefits procured by Mr. Jardon within 12 months following the Termination Date.

Other Arrangements

In addition, the Named Executive Officers may become entitled to continued or accelerated vesting under the terms of certain outstanding RSU and/or PRSU awards upon qualifying terminations of employment (subject to certain restrictive covenant obligations).

See "—Potential Payments upon Termination or a Change in Control," for a more detailed discussion of the payments and benefits provided under each of the arrangements noted above. We believe that these arrangements help to ensure the day-to-day stability and focus of our management team and are consistent with competitive practices.

Perquisites and Other Compensation Elements

The Company pays certain limited automobile expenses for each Messrs. Jardon, Fanning, McAlister and Geddes. Messrs. McAlister and Geddes, who participate in our U.K. benefit plans, each receive a cash allowance in lieu of pension participation, since they are otherwise not eligible to participate in the Expro North Sea Limited Retirement and Death Benefits Plan. The cash allowance is equal to 20% of their respective base salaries. The Compensation Committee of the Company determined that it was appropriate to continue to offer these two benefits to the applicable Named Executive Officers consistent with their pre-Merger compensation packages. During 2022, certain reimbursement payments were made to Messrs. Jardon and Fanning related to the cost of tax penalties that arose from a drafting error in equity awards granted to senior employees of Legacy Expro. See the Narrative Description of the Summary Compensation Table below for further details.

Risk Assessment

The Company's Board has reviewed the Company's compensation policies as generally applicable to employees and believes that these policies do not encourage excessive or unnecessary risk-taking and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. In addition, the following specific factors, in particular, reduce the likelihood of excessive risk-taking:

- The Company's overall compensation levels are competitive with the market;
- The Company's compensation mix is balanced among (i) fixed components, like salary and benefits, (ii) annual incentives that reward the Company's overall financial and business performance, business unit financial performance, operational measures, and individual performance, and (iii) long-term incentives that align executives' interests with those of our shareholders, encouraging them to preserve long-term shareholder value and avoid excessive risks;



- Multiple performance metrics are used across the short- and long-term incentive program;
- Incentive programs have maximum payout limitations;
- Long-term incentive awards are granted on an annual basis, creating overlapping vesting and performance measurement periods, and ensuring that executives remain exposed to the risks of their decisions over time;
- Named Executive Officers are subject to stock ownership guidelines that require that they hold a minimum value of stock while employed by the Company;
- We have clawback provisions in key agreements, such as our RSU award agreements and the CIC Severance Plan, and our Named Executive Officers are also subject to a Recoupment Policy that applies to all incentive compensation paid to our NEOs; and
- Our insider trading policy contains prohibitions against pledging and engaging in hedging transactions with respect to our stock and other securities.

In summary, although a portion of the compensation provided to the Named Executive Officers may be based on the Company's performance and on the individual successes of the employee, the Company believes its compensation programs do not encourage excessive and unnecessary risk-taking by executive officers (or other employees) because these programs are designed to encourage employees to remain focused on both short- and long-term operational and financial goals of the Company. Additionally, our use of long-term equity-based compensation serves our compensation program's goal of aligning the interests of executives and shareholders, thereby reducing the incentives for unnecessary risk-taking. Facets of compensation that incentivize these executives but mitigate risk-taking have been and will continue to be one of the many factors considered by the Compensation Committee during its review of the Company's compensation programs and during the design of new programs that may become effective in connection with the Company's continued growth and development. In the future, the Compensation Committee will seek to ensure that any changes made to the compensation programs do not encourage excessive or unnecessary risk-taking and that any level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company.

Stock Ownership Guidelines

Our Named Executive Officers are subject to stock ownership guidelines that were established by our Board as of the closing of the Merger, and replaced a similar set of guidelines that had previously been established by the Company's then Supervisory Board prior to the Merger. These guidelines reinforce the importance of aligning the interests of our executive officers with the interests of our shareholders. The current guidelines are expressed in terms of the value of our executive officers' equity holdings as a multiple of each currently employed executive officer's base salary, as follows:

Officer Level	Ownership Guideline
President/Chief Executive Officer	5x annualized base salary
Direct Reports to the CEO (that are executive officers)	3x annualized base salary
All other direct reports to the CEO (other than the Executive Assistant) and the Principal Accounting Officer	2x annualized base salary

These stock ownership levels must be achieved by each individual within 5 years of the later of October 1, 2021 or the date that the individual was first appointed as an executive officer or Direct Report to the CEO (with such 5-year period resetting upon an officer's promotion to a higher ownership guideline multiple). All of the Named Executive Officers are subject to the stock ownership guidelines.

Equity interests that count toward the satisfaction of the ownership guidelines include stock owned directly by the employee or jointly owned, stock owned indirectly by the employee (e.g., by a spouse, by an immediate family member residing in the same household or in a trust for the benefit of the executive or his family), stock held under the officer's account under any company-sponsored retirement plan or under the Company's employee stock purchase plan, unvested (or vested but unsettled) time-based RSUs or restricted stock held by the officer granted pursuant to the Company's LTIP (but only to the extent required to be settled in shares of common stock), any non-restricted shares granted to the officer pursuant to the LTIP, and any stock purchased by the officer in the open market. During the five-year grace period for compliance, an individual may not sell any shares of common stock, except for personally-held shares or shares sold to meet expected tax obligations, until that individual's stock



ownership level has been achieved. To the extent shares of common stock have been sold from vested RSUs granted by the Company, the equivalent amount of personally-held shares of common stock may not be sold unless the individual has satisfied the applicable ownership level. Pursuant to our stock ownership guidelines, ownership is calculated based on an individual's annual base salary and the greater of (i) the average closing price of a share of the Company's common stock over the previous calendar year and (ii) the value at acquisition. All of our Named Executive Officers are currently in compliance with or are on track to be in compliance with the applicable requirements of our stock ownership guidelines.

Additionally, we have stock ownership guidelines for our non-employee directors, requiring a minimum holding of 5x the annualized cash retainer. For information regarding these guidelines, please see "Director Compensation" below.

Recoupment Policy

Our Named Executive Officers are subject to a "Recoupment Policy" applicable to (i) incentive compensation granted, vested, paid or settled after such date of the Recoupment Policy and (ii) incentive compensation granted under a plan or award agreement that references the possibility of recovery or forfeiture under a clawback or compensation recoupment policy. All outstanding awards of incentive compensation provide for such possibility.

The Recoupment Policy provides that the Compensation Committee may, in its sole discretion, recover from any current or former employee of the Company who is or was an officer under the Exchange Act (including our Named Executive Officers) any or all of the incentive compensation granted within the 36-month period preceding a financial restatement or in the 36-month period preceding and following any Named Executive Officer's "misconduct."

"Misconduct" is defined in the Recoupment Policy to mean a determination by the independent directors of the Board that a Named Executive Officer has (i) engaged in gross negligence, incompetence, or misconduct in the performance of the Named Executive Officer's duties with respect to the Company; (ii) has failed to materially perform his duties and responsibilities to the Company; (iii) has breached any written agreement with the Company; (iv) has breached any corporate policy or code of conduct established by the Company; (v) has engaged in conduct that is, or could reasonably expected to be, materially injurious to the Company, in terms of business operations, financial results, or reputation; (vi) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to the Company, or (vii) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).

We intend to review and revise the Recoupment Policy as necessary to comply with the listing standards of the NYSE.

Accounting and Tax Considerations

Section 162(m) of the Code limits the deductibility of certain compensation expenses in excess of $1,000,000 to certain of executive officers in any fiscal year.

While the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Company's overall compensation philosophy and objectives. The Company believes that maintaining the discretion to evaluate the performance of executive officers is an important part of the Company's responsibilities and benefits public shareholders, and therefore, the Company may award compensation to the Named Executive Officers that is not fully deductible if it is determined that such compensation is consistent with the Company's compensation philosophy and benefits shareholders. Section 409A of the Code requires that "nonqualified deferred compensation" be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments, and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities and penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is the Company's intention to design and administer its compensation and benefits plans and arrangements for all employees and other service providers, including the executive officers, so that they are either exempt from, or satisfy the requirements of, section 409A of the Code.

Any equity awards granted to our employees, including executive officers, are reflected in the Company's consolidated financial statements, based upon the applicable accounting guidance, at fair market value on the grant date in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification, Topic 718, "Compensation—Stock Compensation."



EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth the annual compensation earned by or granted by the Company to the Named Executive Officers during the 2022, 2021, and 2020 fiscal years. For an explanation of the compensation mix and the relative amounts of each compensation element, please see the "Components of the Company's Executive Compensation Program" section of our Compensation Discussion and Analysis above.

Name and Principal Position(1)	Year	Salary ($)(2)	Bonus ($)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Michael Jardon President and Chief Executive Officer	2022	1,000,000	—	—	1,117,500	430,819	2,548,319
	2021	1,149,618	—	5,952,714	1,008,900	12,000	8,123,233
Quinn Fanning Chief Financial Officer	2022	450,000	—	—	402,300	78,075	930,375
	2021	431,298	—	2,263,510	352,612	12,000	3,059,419
Alistair Geddes Chief Operating Officer	2022	520,726	—	—	465,529	114,491	1,100,746
	2021	556,792	—	2,037,160	444,113	121,850	3,159,915
John McAlister General Counsel and Secretary	2022	385,585	—	—	344,713	89,450	819,748
	2021	417,237	—	1,273,228	335,032	96,639	2,121,136
Steven Russell Chief Technology Officer	2022	425,000	—	—	379,950	6,100	811,050
	2021	400,219	—	1,798,994	321,071	—	2,520,284
	2020	354,819	—	413,741	177,413	7,139	953,111

(1) Reflects positions as of December 31, 2022.

(2) For the 2021 fiscal year, the amounts reflected in this column include total annual salary earned, regardless of whether these amounts were paid by the Company or Legacy Expro. The amounts set forth do not reflect the annual rate of salary that is "set" for the year, but what is considered "earned" for that year and thus they may differ slightly from the stated base salary amounts due to normal payroll practices. Amounts for Messrs. Geddes and McAlister for 2022 have been converted to USD from GBP using an exchange ratio of $1.23982 to British Pound, which is the average monthly rate for 2022 as reported by XE.com.

(3) There were no stock awards granted in 2022. The amounts reflected in this column for 2021 reflect equity grants of RSUs and PRSUs granted in 2021, the details of which are reflected in the "Components of the Company's Executive Compensation Program" section of our Compensation Discussion and Analysis above. All amounts reflected in this column represent the aggregate grant date fair value of the awards granted to the Named Executive Officers calculated pursuant to FASB ASC Topic 718, disregarding any potential forfeitures. With respect to PRSUs, the amount is also reflective of the "probable" outcome of vesting for accounting purposes. Please see Note 20 to our Consolidated Financial Statements for the 2022 fiscal year within our Form 10-K, filed with the SEC on February 23, 2023, for more details on the valuation assumptions for these equity awards.

(4) The amounts in this column for 2022 reflect combined short-term incentive awards approved for the Named Executive Officers, the details of which are as described under "Compensation Discussion and Analysis—Components of the Company's Executive Compensation Program—Annual Cash Incentives". Amounts for Messrs. Geddes and McAlister for 2022 have been converted to USD from GBP using an exchange ratio of $1.23982 to British Pound, which is the average monthly rate for 2022 as reported by XE.com.

(5) The amounts reflected in this column for the last completed fiscal year include the specific items reflected in the All Other Compensation table below. Amounts for Messrs. Geddes and McAlister for 2022 have been converted to USD from GBP using an exchange ratio of $1.23982 to British Pound, which is the average monthly rate for 2022 as reported by XE.com.



All Other Compensation:

Name	UK Pension Allowance ($)(1)(2)	Automobile Expenses ($)(1)	Employer 401(k) Match ($)	Restoration Payments ($)(3)	Other ($)(1)(4)	Total ($)(1)
Michael Jardon	—	12,000	4,067	414,752	—	430,819
Quinn Fanning	—	12,000	6,100	59,975	—	78,075
Alistair Geddes	104,145	9,472	—	—	873	114,491
John McAlister	77,117	11,153	—	—	1,179	89,450
Steven Russell	—	—	6,100	—	—	6,100

(1) Amounts for Messrs. Geddes and McAlister converted to USD from GBP using an exchange ratio of $1.23982 to British Pound, which is the average monthly rate for 2022 as reported by XE.com.

(2) Messrs. McAlister and Geddes each receive a cash allowance in lieu of pension participation, since they are otherwise eligible to participate in the Expro North Sea Limited Retirement and Death Benefits Plan. The cash allowance is equal to 20% of their respective base salaries.

(3) Represents amounts paid by the Company to compensate Messrs. Jardon and Fanning for tax penalties assessed against them arising out of a drafting error in equity grants issued to them by Legacy Expro, as discussed in more detail in the Narrative Description of Summary Compensation Table below.

(4) Represents amounts paid by the Company for a private medical plan.

Grants of Plan-Based Awards for 2022

Name	Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)		
			Threshold ($)	Target ($)	Maximum ($)
Michael Jardon	Cash(2)	n/a	625,000	1,250,000	2,500,000
Quinn Fanning	Cash(2)	n/a	225,000	450,000	900,000
Alistair Geddes	Cash(2)	n/a	260,363	520,726	1,041,452
John McAlister	Cash(2)	n/a	192,793	385,585	771,170
Steven Russell	Cash(2)	n/a	212,500	425,000	850,000

(1) Represents cash awards under the Company's annual incentive program as described under "Compensation Discussion and Analysis—Components of the Company's Executive Compensation Program—Annual Cash Incentives". Amounts for Messrs. Geddes and McAlister converted to USD from GBP using an exchange ratio of $1.23982 to British Pound, which is the average monthly rate for 2022 as reported by XE.com.

(2) For cash awards under the plan, the "Target" column represents 100% of the potential incentive opportunity set as a percentage of each executive officer's salary. Amounts reported in the "Threshold" column reflect 50% of the each Named Executive Officer's individual short-term incentive award target, and amounts in the "Maximum" column reflect 200% of each Named Executive Officer's individual short-term incentive award target. If less than minimum levels of performance are attained with respect to the applicable performance goals, then no amount will be earned.

Narrative Description to the Summary Compensation Table

Summary Compensation Table. As of the closing of the Merger, the Company entered into an employment agreement with Mr. Jardon. Mr. Jardon's Employment Agreement provides for an initial base salary of $1,000,000 and an annual incentive bonus opportunity based on performance criteria determined by the Board or the Compensation Committee. Also pursuant to his Employment Agreement, Mr. Jardon received in 2021 (i) a one-time retention equity award valued at approximately $1,475,000, which was granted 60% in the form of PRSUs and 40% in the form of time-based RSUs and (ii) an initial equity award in lieu of a grant for the 2022 calendar year valued at approximately $3,500,000, which was granted 60% in the form of PRSUs and 40% in the form of time-based RSUs. Beginning in 2023, Mr. Jardon is eligible to receive annual LTIP awards, as determined by the Board or the Compensation Committee in its sole discretion. Mr. Jardon's Employment Agreement also provides for certain severance payments, as described under "Potential Payments Upon Termination or a Change in Control—Jardon Agreement."

As of the closing of the Merger, the Company entered into an Offer Letter with Mr. Fanning. Mr. Fanning's Offer Letter provides for an initial base salary of $450,000 and an annual incentive bonus opportunity equal to 100% of his annualized base salary. Mr. Fanning's Offer Letter also provided for an initial equity award valued at approximately $2,000,000 which was granted in 2021 in the form of PRSUs and time-based RSUs and participation in the Company's Executive Retention and Severance Plan and CIC Severance Plan.

EXPRO

As of the closing of the Merger, the Company entered into a Service Contract with Mr. Geddes. Mr. Geddes' Service Contract provides for an annual base salary of £420,000 (or approximately $577,361). It also provides for participation in the Company's Executive Retention and Severance Plan and CIC Severance Plan, a monthly car allowance of £636.67 (or approximately $789), and an additional monthly payment equal to 20% of base salary in lieu of pension scheme contributions. In addition to compensation under his Service Contract, Mr. Geddes received an annual incentive cash bonus. In 2021, he received an inducement equity award in the form of PRSUs and time-based RSUs.

As of the closing of the Merger, the Company entered into a Service Contract with Mr. McAlister. Mr. McAlister's Service Contract provides for an annual base salary of £311,000 (or approximately $427,522). It also provides for participation in the Company's Executive Retention and Severance Plan and CIC Severance Plan, a monthly car allowance of £749.66 (or approximately $929), and an additional monthly payment equal to 20% of base salary in lieu of pension scheme contributions. In addition to compensation under his Service Contract, Mr. McAlister received an annual incentive cash bonus. In 2021, he received an inducement equity award in the form of PRSUs and time-based RSUs.

As of the closing of the Merger, the Company entered into an Employment Assignment Letter with Mr. Russell. Mr. Russell's Employment Assignment Letter provides for an initial annual base salary of $425,000 and an annual incentive bonus opportunity equal to 100% of his base salary. Mr. Russell's Employment Assignment Letter also provides for an initial equity award which is valued at approximately $975,000 which was granted in 2021 in the form of PRSUs and time-based RSUs and participation in the Company's Executive Retention and Severance Plan and CIC Severance Plan. Prior to the closing of the Merger, the terms of Mr. Russell's employment were subject to the terms of a prior Offer Letter, pursuant to which he also received an equity award in February 2021 in in the form of PRSUs and time-based RSUs.

Prior to closing of the Merger, Legacy Expro determined that restricted stock units awarded to certain employees, including Messrs. Jardon and Fanning, were incorrectly drafted, causing an unintended tax penalty under Section 409A of the Code to arise for US recipients. As Legacy Expro had been responsible for the drafting of the awards, it determined prior to the Merger to reimburse the relevant employees as and when the tax penalties arose. It is not the Company's practice to provide tax gross-ups to employees, however, in this case the commitment made prior to the Merger by Legacy Expro was assumed by the Company as part of the Merger.

Outstanding Equity Awards at 2022 Fiscal Year End

The table below reflects each option and equity-based compensation award held by our Named Executive Officers as of December 31, 2022.

	Option Awards(1)					Stock Awards			
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Rights That Have Not Vested ($)(5)
Michael Jardon	639,215	1,291,071	—	17.08	02/04/2028	113,062	2,049,814	169,593	3,074,721
Quinn Fanning	120,205	363,788	—	17.74	02/04/2028	68,178	1,236,067	45,452	824,044
Alistair Geddes	175,783	355,044	—	17.08	02/04/2028	61,360	1,112,457	40,907	741,644
John McAlister	159,803	322,767	—	17.08	02/04/2028	38,350	695,286	25,567	463,530
Steven Russell	—	—	—	—	—	46,795	900,426	42,495	926,497

(1) In connection with the Merger, the Company assumed the outstanding option awards of Legacy Expro, which were then adjusted in accordance with the Merger consideration. The unvested options will vest upon satisfaction of internal rate of return thresholds.

(2) This column reflects the number of shares of unvested restricted stock units (RSUs) held by each Named Executive Officer on December 31, 2022. These include the following grants of restricted stock unit awards:

- In February 2020 to Mr. Russell (8,608 RSUs) of which one third vested on February 18, 2021, one third vested on February 18, 2022 and one third vested on February 18, 2023.



- In February 2021 to Mr. Russell (20,337 RSUs) of which one third vested on February 22, 2022, one third vested on February 22, 2023 and one third vests on February 22, 2024.
- In October 2021 to Messrs. Jardon (113,062 RSUs), Fanning (68,178 RSUs), Geddes (61,360 RSUs), McAlister (38,350 RSUs) and Russell (33,237 RSUs) of which one third vested on February 22, 2023, one third vests on February 22, 2024 and one third vests on February 22, 2025.

(3) This column reflects the aggregate market value of all shares of unvested restricted stock units held by each Named Executive Officer on December 31, 2022 and is calculated by multiplying the number of RSUs outstanding on December 31, 2022 by the closing price of our common stock on December 30, 2022, the last day of trading on the NYSE for the 2022 fiscal year, which was $18.13 per share.

(4) This column reflects the number of shares of unvested PRSUs held by each Named Executive Officer on December 31, 2022 and is based on the target number of PRSUs subject to each award. These include the following grants of PRSU awards (with numbers specified at the target level of performance):

- In February 2020 to Mr. Russell (8,608 PRSUs) with a performance period ending on December 31, 2023.
- In February 2021 to Mr. Russell (20,337 PRSUs) with a performance period ending on December 31, 2024.
- In October 2021 to Messrs. Jardon (169,593 PRSUs), Fanning (45,452 PRSUs), McAlister (25,567 PRSUs), Geddes (40,907 PRSUs) and Russell (22,158 PRSUs), in each case, with a performance period ending on December 31, 2024.

(5) This column reflects the aggregate market value of all shares of unvested PRSUs held by each Named Executive Officer on December 31, 2022 and is calculated by multiplying the number of unvested PRSUs, determined as described in Note (4) to this table, by the closing price of our common stock on December 30, 2022, the last day of trading on the NYSE for the 2022 fiscal year, which was $18.13 per share.

Option Exercises and Stock Vested in Fiscal Year 2022

The following table provides information concerning equity awards of our Named Executive Officers that vested during the 2022 fiscal year. No stock options were exercised by our Named Executive Officers during the 2022 fiscal year.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Michael Jardon	—	—
Quinn Fanning	—	—
Alistair Geddes	—	—
John McAlister	—	—
Steven Russell	17,359	258,500

(1) The amounts reflected in this column represent the aggregate market value realized by each Named Executive Officer upon vesting of the RSUs or PRSUs held by such Named Executive Officer, computed based on the closing price of our common stock on the last trading day prior to the applicable vesting date.

Pension Benefits

In connection with the Merger, the Company assumed certain pension plans of Legacy Expro. None of the Named Executive Officers participate in any of the Company's pension plans. Consequently, no table is included herein.

Non-Qualified Deferred Compensation Table

The Company previously maintained the EDC Plan, but as of the end of 2022, none of the Named Executive Officers participated in the EDC Plan. Consequently, no table is included herein. The EDC Plan was terminated effective July 31, 2022.



Potential Payments Upon Termination or a Change in Control

Long Term Incentive Plan

The following discussion and the amounts disclosed in the table below are based on the terms of arrangements as in effect on December 31, 2022.

<u>2020 and 2021 RSU Awards</u>

The RSUs that were granted to the Named Executive Officers during 2020 and 2021 will receive accelerated vesting upon a termination of employment due to death or "Disability." For all Named Executive Officers other than Mr. Jardon, the awards will also accelerate in the event that the Company incurs a "Change in Control" and the executive is involuntarily terminated within 24 months following such Change in Control, in accordance with the terms of the CIC Severance Plan as described below. In addition, Mr. Jardon (pursuant to the terms of his Employment Agreement) is entitled to accelerated or continued vesting treatment of his outstanding equity awards, as described below. Upon an involuntary termination without a Change in Control, the Company may elect, in its sole discretion (or as otherwise provided under Mr. Jardon's Employment Agreement), to enter into a special vesting agreement, contingent upon the executive's execution thereof, under which the RSUs will continue to vest according to the vesting schedule as if the executive were continuing in the employment of the Company throughout the period during which the executive continuously satisfies certain non-competition and non-solicitation obligations. As defined in the RSU award agreements, each of the terms have the following meaning:

- "Disability" means the executive's inability to perform his or her duties or fulfil his or her obligations under the terms of his employment by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six months as determined by the Company and certified in writing by a competent medical physician selected by the Company.
- A "Change in Control" is generally defined in our LTIP as one of the following events: (i) the consummation of an agreement to acquire, or a tender offer for beneficial ownership of, 50% or more of either the then outstanding shares of common stock, or the combined voting securities that are entitled to vote in the election of directors; (ii) individuals who are on our board of directors on the effective date of our LTIP or any individuals whose election or appointment was approved by a majority of the board of directors as of that date (the "Incumbent Board") cease to constitute a majority of the members of the board; (iii) a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets, where following such transaction, (a) our outstanding common stock or voting securities are converted into or exchanged for securities which represent more than 50% of the then outstanding shares of securities of the entity resulting from the transaction, (b) no person beneficially owns 20% or more of the then outstanding securities of the entity resulting from the transaction, or (c) at least a majority of the members of the board of directors or similar governing body of the entity resulting from the transaction were members of the Incumbent Board at the time of the execution of the agreement leading to the transaction; or (iv) our shareholders approve our complete liquidation or dissolution.
- An "Involuntary Termination" means a termination of employment by the Company or an affiliate without Cause.
- "Cause" shall generally mean that the executive (i) has engaged in gross negligence, gross incompetence, or misconduct in the performance of his or her duties; (ii) has failed without proper legal reason to perform his or her duties and responsibilities; (iii) has breached any material provision of the award agreement or any written agreement or corporate policy or code of conduct established by the Company; (iv) has engaged in conduct that is, or could reasonably be expected to be, materially injurious to the Company; (v) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to the Company; or (vi) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).

<u>2020 and 2021 PRSU Awards</u>

The PRSUs that were granted to the Named Executive Officers during 2020 and 2021 will receive accelerated vesting at the "target" level upon a termination of employment due to death or Disability. For all Named Executive Officers other than Mr. Jardon, in the event that the Company incurs a Change in Control and the executive's employment is involuntarily terminated within the 24-month period following such Change in Control, the PRSUs will vest as determined under the provisions of the CIC Severance Plan. In the event that the Named Executive Officer's qualifying termination of employment is not in connection with a Change in Control, then, except as otherwise



determined by the Compensation Committee, in its sole discretion (or as otherwise provided under Mr. Jardon's Employment Agreement), the Company and the executive will enter into a special vesting agreement under which the PRSUs will continue to vest as if the executive were continuing in the employment of the Company throughout the period during which the executive continuously satisfies certain non-competition and non-solicitation obligations. As defined in the PRSU award agreements, each of the terms referenced herein have the same meaning described above with respect to the 2020 and 2021 RSU awards.

Upon a qualifying termination of Mr. Jardon's employment, the treatment of his outstanding PRSUs will be governed by his Employment Agreement, which provides for accelerated vesting of outstanding equity awards in the event of a qualifying termination within 24 months following a change in control, with any such awards that are subject to performance criteria being determined based on the greater of actual performance through the date of termination or based on the 100% target payout level, subject to the satisfaction of certain restrictive covenant obligations.

Executive Change-In-Control Severance Plan

In 2022, all Named Executive Officers other than Mr. Jardon were participants in this plan. The CIC Severance Plan provides for the following severance benefits in the case of an "Involuntary Termination" on or within 24 months following a "Change in Control" (as such terms are defined in the plan), subject to the timely delivery of a release by the covered executive:

- Two times the sum of the "Base Salary" and "Target Bonus Amount," (as such terms are defined in the CIC Severance Plan), to be paid in equal monthly instalments over ten months;
- A lump sum cash payment of $22,500 in consideration of health care continuation to be paid on the last day of the month that is 60 days following the date of termination;
- A lump sum cash amount equal to the executive's target annual incentive opportunity for the year of termination, pro-rated through and including the date of termination;
- Accelerated vesting of any outstanding equity-based awards, with vesting of PRSUs determined based on the greater of actual performance through the date of termination or target performance at the 100% payout level; and
- Outplacement assistance benefits, as provided in each individual participation agreement.

The following definitions apply to the CIC Severance Plan:

- "Cause" means a determination by the Company or the employing affiliate (the "Employer") that the executive (i) has engaged in gross negligence, incompetence, or misconduct in the performance of his or her duties with respect to the Employer or any of its affiliates; (ii) has failed to materially perform the executive's duties and responsibilities to the Employer or any of its affiliates; (iii) has breached any material provision of the CIC Severance Plan or the accompanying Participation Agreement or any written agreement or corporate policy or code of conduct established by the Employer or any of its affiliates; (iv) has engaged in conduct that is, or could reasonably expected to be, materially injurious to the Employer or any of its affiliates; (v) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to the Employer or any of its affiliates; or (vi) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).
- "Change in Control" or "CIC" has the meaning given such term under the LTIP (as discussed under "2020 and 2021 RSU Awards" above).
- "Good Reason" means the occurrence, on or within 24 months after the date upon which a CIC occurs, of any one or more of the following: (i) a material reduction in the authority, duties, or responsibilities of a covered executive from those applicable to him immediately prior to the date on which the CIC occurs; (ii) a material reduction in a covered executive's annual rate of base salary or target annual bonus opportunity in effect immediately prior to the CIC; (iii) a change in the location of a covered executive's principal place of employment by more than 50 miles from the location where he was principally employed immediately prior to the date on which the CIC occurs unless such relocation is agreed to in writing by the covered executive; provided, however, that a relocation scheduled prior to the date of the CIC shall not constitute Good Reason; (iv) any material breach by the Company or the Employer of their obligations under the CIC Severance Plan; (v) the failure of any successor or assigns of the Company and/or the Employer to assume the obligations of the Company and the Employer under the CIC Severance Plan; or (vi) the receipt of a written notice, within the 24-month period following a CIC, of termination of



the CIC Severance Plan or of any amendment that would adversely reduce the covered executive's potential severance payments or benefits or his or her coverage under the CIC Severance Plan.

- "Involuntary Termination" means any termination of the covered executive's employment with the Employer that is either a termination by the Employer other than for Cause or a termination by the covered executive for Good Reason; provided, however, that it shall not include any termination occurring as a result of the covered executive's death or a disability under circumstances entitling him to disability benefits under the standard long-term disability plan of the Employer.

Executive Retention and Severance Plan

In 2022, all Named Executive Officers other than Mr. Jardon were participants in this plan. The Executive Retention and Severance Plan provides for the following severance benefits in the case of a "qualifying termination" (as such term is defined in the plan), subject to the timely delivery of a release by the covered executive:

- A lump sum cash payment equal to one year of "base salary" (as such term is defined in the plan), to be paid in equal monthly instalments over ten months;
- A lump sum cash payment of $12,500 in consideration of health care continuation to be paid within 60 days following the "separation date" (as such term is defined in the plan);
- If the covered executive's employment is terminated prior to payment of the "annual bonus" (as such term is defined in the plan) for the prior calendar year, the covered executive will receive an "annual bonus" at the same time as bonus payments are made to similarly situated employees under the Company's bonus plan; and
- Reimbursement of up to $7,500 in outplacement assistance, to be provided within 12 months following the "separation date."

The following definitions apply to the Executive Retention and Severance Plan:

- "Annual Bonus" means the annual bonus paid pursuant to the Frank's International L.L.C. short term incentive program.
- "Cause" shall mean a determination by the Company or the Employer that the Covered Employee (i) has engaged in gross negligence, incompetence, or misconduct in the performance of his or her duties with respect to the Employer or any of its affiliates; (ii) has failed to materially perform the Covered Employee's duties and responsibilities to the Employer or any of its affiliates; (iii) has breached any material provision of this Plan or the Participation Agreement or any written agreement or corporate policy or code of conduct established by the Employer or any of its affiliates; (iv) has engaged in conduct that is, or could reasonably expected to be, materially injurious to the Employer or any of its affiliates; (v) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to the Employer or any of its affiliates; or (vi) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).
- "Good Reason" means the occurrence of any one or more of the following: (a) a material reduction in a Covered Employee's annual rate of Base Salary; (b) a change in the location of a Covered Employee's principal place of employment by more than 50 miles from the location where he or she was principally employed, unless such relocation is agreed to in writing by the Covered Employee: (c) any material breach by the Company or the Employer of their obligations under this Plan; or (d) the failure of any successor or assigns of the Company and/or the Employer, as applicable, to assume the obligations of the Company and the Employer under this Plan. Notwithstanding the foregoing provisions of this Section or any other provision in this Plan to the contrary, any assertion by a Covered Employee of a termination of employment for "Good Reason" shall not be effective unless all of the following conditions are satisfied: (i) the condition described in the foregoing clauses of this Section giving rise to the Covered Employee's termination of employment must have arisen without the Covered Employee's consent; (ii) the Covered Employee must provide written notice to the Employer of such condition in accordance with the Notice Section of this Plan within 45 days of the initial existence of the condition; (iii) the condition specified in such notice must remain uncorrected for 30 days after receipt of such notice by the Employer; and the date of the Covered Employee's termination of employment must occur within 90 days after the initial existence of the condition specified in such notice.
- "Qualifying Termination" means a Qualifying Termination of the Covered Employee's employment with the Employer which is either: (i) a Separation from Service by the Employer other than for Cause; or (ii) a Separation from Service by the Covered Employee for Good Reason; provided, however, that the term "Qualifying Termination" shall not include any termination occurring as a result of (a) the Covered Employee's death or a



disability under circumstances entitling him or her to disability benefits under the standard long-term disability plan of the Employer; or (b) the Covered Employee's termination in connection with a change in control entitling him or her to severance benefits under the CIC Plan.

- "Separation Date" for purposes of this Plan means the date designated by the Administrator on which the Covered Employee's employment is terminated.
- "Separation from Service" shall have the same meaning as the term "separation from service" in Code Section 409A(a)(2)(A)(i)

Employment Agreement with Mr. Jardon

Mr. Jardon is not a participant in the CIC Severance Plan or the Executive Retention and Severance Plan. The terms of his Employment Agreement, effective as of the closing of the Merger, govern the severance payable to him. Pursuant to his Employment Agreement, if Mr. Jardon is terminated by the Company without Cause or resigns for Good Reason, Mr. Jardon will be eligible to receive the following benefits, in each case, subject to his execution and nonrevocation of a release of claims in favor of the Company and his continued compliance with the confidentiality, intellectual property, non-competition, non-solicitation and non-disparagement covenants set forth in the Employment Agreement:

- Cash severance equal to 2.0 times the sum of (i) the highest base salary in effect for Mr. Jardon during the six-month period ending immediately prior to the date on which his employment is terminated (the "Termination Date") and (ii) the average of the annual bonuses received by Mr. Jardon for the two years immediately preceding the Termination Date (or if two annual bonuses have not yet been received by Mr. Jardon as of the Termination Date, the annual bonus received by Mr. Jardon for the year preceding the Termination Date, annualized to the extent necessary), payable in ten substantially equal monthly installments;
- Payment of any earned but unpaid annual bonus for the year immediately preceding the year in which the Termination Date occurs;
- A lump sum cash payment equal to $12,500 in consideration of the cost of health care continuation; and
- Reimbursement of up to $7,500 in outplacement assistance benefits procured by Mr. Jardon within 12 months following the Termination Date.

The Employment Agreement further provides that if Mr. Jardon is terminated by the Company without Cause or for Good Reason within the 24 months following a Change in Control, Mr. Jardon will be eligible to receive the following benefits, in each case, subject to his execution and nonrevocation of a release of claims in favor of the Company and his continued compliance with the confidentiality, intellectual property, non-competition, non-solicitation and non-disparagement covenants set forth in the Employment Agreement:

- Cash severance equal to 3.0 times the sum of (i) the highest base salary in effect for Mr. Jardon during the six-month period ending immediately prior to the Termination Date or the date of the Change in Control, whichever results in the greater amount (the "CIC Base Salary"), and (ii) the product of (x) the highest target bonus percentage in place for Mr. Jardon during the year in which the Termination Date occurs and (y) the CIC Base Salary, payable in ten substantially equal monthly installments;
- Payment of a pro-rata portion of the target annual bonus that would have been earned for the year in which the Termination Date occurs, based on the number of days employed during such year;
- A lump sum cash payment equal to $22,500 in consideration of the cost of health care continuation;
- Accelerated vesting of any outstanding equity awards, with vesting of any performance-based equity awards determined based on the greater of (x) actual performance as of the Termination Date and (y) target performance at the 100% target payout level; and
- Reimbursement of up to $15,000 in outplacement assistance benefits procured by Mr. Jardon within 12 months following the Termination Date.

The following definitions apply to Mr. Jardon's Employment Agreement:

- "Cause" means Mr. Jardon: (a) has engaged in gross negligence, incompetence, or misconduct in the performance of his duties with respect to any member of the Company group; (b) has failed to materially perform his duties and responsibilities to any member of the Company group; (c) has breached any material provision of his Employment Agreement or any written agreement or corporate policy or code of conduct established by any member of the Company group; (d) has engaged in conduct that is, or could reasonably expected to be, materially

EXPRO

injurious to any member of the Company group; (e) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to any member of the Company group; or (f) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).

- "Change in Control" means the occurrence of any of the following events, excluding for the avoidance of doubt the transaction contemplated by the Merger Agreement:

  (A) the consummation of an agreement to acquire, or a tender offer for beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by any person of, 50% or more of either (x) the then outstanding shares of common stock of the Company (the "Outstanding Stock") or (y) the combined voting power of the then outstanding voting securities of The Company entitled to vote generally in the election of directors (the "Outstanding Voting Securities"); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by The Company or any entity controlled by the Company or (iv) any acquisition by any entity pursuant to a transaction that complies with clauses (i), (ii), and (iii) of paragraph (c) below;

  (B) individuals who constitute the Incumbent Board cease for any reason to constitute at least a majority of the Board;

  (C) consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company, or an acquisition of assets of another entity (a "Business Combination"), in each case, unless, following such Business Combination, (i) the Outstanding Stock and Outstanding Voting Securities immediately prior to such Business Combination represent or are converted into or exchanged for securities which represent or are convertible into more than 50% of, respectively, the then outstanding shares of common stock or common equity interests and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or other governing body, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company, or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (ii) no person (excluding any employee benefit plan (or related trust) of the Company or the entity resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock or common equity interests of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or other governing body of such entity except to the extent that such ownership results solely from ownership of the Company that existed prior to the Business Combination, and (iii) at least a majority of the members of the board of directors or similar governing body of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

  (D) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

- "Good Reason" means the occurrence of any of the following events: (a) a material reduction in Mr. Jardon's authority, duties, or responsibilities; (b) a material reduction in Mr. Jardon's base salary or target annual bonus; (c) a change in the location of Mr. Jardon's principal place of employment by more than 50 miles from the Company's principal office in Houston, Texas; or (d) a material breach by the Company of the Employment Agreement.

- "Incumbent Board" means the portion of the Board constituted of the individuals who are members of the Board as of the closing of the Merger and any other individual who becomes a director of the Board after the closing of the Merger and whose election or appointment by the Board or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Incumbent Board.



Potential Payments Upon Termination or Change in Control for Remaining Named Executive Officers

The following table quantifies the potential payments and benefits that the Company would provide to its Named Executive Officers in connection with a termination of employment and/or change in control occurring on December 31, 2022, pursuant to the terms of the RSU and PRSU award agreements granted pursuant to the LTIP, the CIC Severance Plan, and, in the case of Mr. Jardon, his Employment Agreement. Each value below represents the Company's best estimate of the amount that could be paid upon the applicable scenario, but until an actual termination of employment or a change in control occurs, the Company cannot know with any certainty what value the executives would receive. Stock prices were calculated based upon the closing price of the Company's common stock on December 30, 2022 of $18.13 per share.

Executive	Involuntary Termination of Employment ($)	Termination of Employment for Death or Disability ($)	Termination of Employment by Retirement ($)	Change in Control or Liquidity Event (Without a Termination of Employment) ($)	Change in Control (With an Involuntary Termination) ($)
Michael Jardon					
Cash Payments	4,019,600	—	—	—	7,039,200
Accelerated Equity(1)	—	5,124,535	—	—	5,124,535
Reimbursement of COBRA Premiums	12,500	—	—	—	22,500
Outplacement Assistance	7,500	—	—	—	15,000
Total	**4,039,600**	**5,124,535**	**—**	**—**	**12,201,235**
Quinn Fanning					
Cash Payments	450,000	—	—	—	2,250,000
Accelerated Equity(1)	—	2,060,112	—	—	2,060,112
Reimbursement of COBRA Premiums	12,500	—	—	—	22,500
Outplacement Assistance	7,500	—	—	—	15,000
Total	**470,000**	**2,060,112**	**—**	**—**	**4,347,612**
Alistair Geddes					
Cash Payments	520,726	—	—	—	2,603,630(2)
Accelerated Equity(1)	—	1,854,101	—	—	1,854,101
Reimbursement of COBRA Premiums	12,500	—	—	—	22,500
Outplacement Assistance	7,500	—	—	—	15,000
Total	**540,726**	**1,854,101**	**—**	**—**	**4,495,231**
Steven Russell					
Cash Payments	425,000	—	—	—	2,125,000
Accelerated Equity(1)	—	1,618,828	—	—	1,741,731
Reimbursement of COBRA Premiums	12,500	—	—	—	22,500
Outplacement Assistance	7,500	—	—	—	15,000
Total	**445,000**	**1,618,828**			**3,904,231**
John McAlister					
Cash Payments	385,585	—	—	—	1,927,925(2)
Accelerated Equity(1)	—	1,158,815	—	—	1,158,815
Reimbursement of COBRA Premiums	12,500	—	—	—	22,500
Outplacement Assistance	7,500	—	—	—	15,000
Total	**405,585**	**1,158,815**	**—**	**—**	**3,124,240**

(1) Mr. Jardon's equity awards will accelerate upon an involuntary termination that results in his ceasing to provide services to the Company in any capacity, which scenario is reflected in the "Involuntary Termination of Employment" column. All other Named Executive Officers' RSUs and PRSUs will continue to vest according to their normal schedule upon an involuntary termination or retirement so long as the executive complies with non-competition and non-solicitation obligations and assuming any required special vesting agreements are entered into between the executive and the Company. The table above does not include amounts that would be realized from this continued vesting of awards, but rather reflects only the awards that become accelerated in full.

(2) Converted to USD from GBP using an exchange ratio of $1.23982 to British Pound, which is the average monthly rate for 2022 as reported by XE.com.



Director Compensation

In accordance with Dutch law and the Company's Articles, the shareholders shall determine the compensation policy of the Board. At the 2022 annual meeting the Company's remuneration policy was adopted. The authority to establish the actual compensation for the members of the Board is vested in the Board, with due observance of the compensation policy.

The Company's Board believes that attracting and retaining qualified non-employee directors is critical to the Company's future value, growth, and governance. The Board also believes that the compensation package for the Company's non-employee directors should require a portion of the total compensation to be equity-based to align the interests of these directors with the Company's stockholders. The Company, along with Meridian, has determined that the compensation program applicable to the non-employee directors should be comparable with the packages identified at the Company's peer group.

On October 1, 2021 in connection with the Merger, the Compensation Committee recommended and the Board approved the following remuneration: (i) an annual retainer compensation package for the non-executive directors valued at approximately $225,000, of which $75,000 is paid in the form of an annual cash retainer, and the remaining $150,000 is expected to be paid in a grant of RSUs under the Expro Group Holdings N.V. Long-Term Incentive Plan, As Amended and Restated; (ii) payment to the Audit Committee Chair and each other Audit Committee member of an annual amount of $25,000 and $12,500, respectively; (c) payment to the non-executive Chairman of an annual amount of $100,000; (d) payment to the Compensation Committee Chairman and each other Compensation Committee member of an annual amount of $15,000 and $7,500, respectively; and (e) payment to the ESG Committee Chairman and each other ESG Committee member of an annual amount of $10,000 and $5,000, respectively.

Our directors are subject to Stock Ownership Guidelines, which require our non-employee directors to hold shares of our common stock with a value equal to five times the amount of annual cash retainer (which does not include any extra fees for chairmanships or service on committees) paid to such directors. Our non-employee directors are required to achieve this stock ownership guideline within five years following the later of the date the guidelines became effective at the closing of the Merger or the date that the director was elected to our Board. Holdings that count towards satisfaction of this guideline, and the valuation measures used to determine such satisfaction, are the same that apply to our Named Executive Officers, as described in the section of our CD&A entitled, "—Stock Ownership Guidelines," above.

The following table reflects information concerning the compensation that the Company's non-employee directors earned during the last completed fiscal year ended December 31, 2022. Directors who are also employees of the Company do not receive any additional compensation for their service on the Board.

2022 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total ($)
Michael C. Kearney	175,000	171,208	—	346,208
Eitan Arbeter(3)	82,500	171,208	—	253,708
Robert W. Drummond	95,000	171,208	—	266,708
D. Keith Mosing(4)	29,589	—	—	29,589
Erich Mosing(4)	45,103	171,208	—	216,311
Alan Schrager(3)	75,000	171,208	—	246,208
Lisa L. Troe	105,000	171,208	—	276,208
Brian Truelove	97,500	171,208	—	268,708
Eileen G. Whelley	96,877	171,208	—	268,085



(1) Includes an annual cash retainer fee, and if applicable, committee, chairman, or lead director, all as described above and prorated for periods of partial service in such capacities during 2022. The below summarizes the components of each director's cash compensation as disclosed above:

Name	Annual Cash Retainer Fee ($)	Committee Membership or Chair Fee ($)	Board Chairman / Lead Director Fees ($)
Michael C. Kearney	75,000	—	100,000
Eitan Arbeter	75,000	7,500	—
Robert W. Drummond	75,000	20,000	—
D. Keith Mosing	29,589		
Erich Mosing	45,103	—	—
Alan Schrager	75,000	—	—
Lisa L. Troe	75,000	30,000	—
Brian Truelove	75,000	22,500	—
Eileen G. Whelley	75,000	21,877	—

(2) The amounts reflected in this column are the aggregate grant date fair value of the RSUs granted to the non-employee directors during 2022 and calculated pursuant to ASC FASB Topic 718, disregarding any potential forfeitures. Please see Note 20 to our Consolidated Financial Statements for the 2022 fiscal year within our Form 10-K, filed with the SEC on February 23, 2023, for more details on the valuation assumptions for these equity awards. The number of RSUs granted to each non-employee director was determined at August 16, 2022, by dividing $150,000 by the 30 day volume weighted average price of our common stock on the date immediately preceding the date these awards were approved.

The grants were made to all non-employee directors on August 16, 2022, in each case for 13,863 RSUs with a grant date fair value of $171,208.

(3) Messrs. Arbeter and Schrager have instructed that each of their cash retainer should be paid to their employer, Oak Hill Advisors, L.P. Similarly, they both disclaim beneficial ownership of their stock awards and are holding such awards on behalf of Oak Hill Advisors, L.P.

(4) D. Keith Mosing served as a director until May 25, 2022. Erich Mosing was newly elected as a director on May 25, 2022.

CEO Pay Ratio Disclosures

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the total compensation of Michael Jardon, our current Chief Executive Officer (our "CEO").

For 2022, our last completed fiscal year:

- The median of the annual total compensation of all employees of our company (other than the CEO) was $27,610; and
- The annual total compensation of our CEO, using 2022 compensation data from the Summary Compensation Table, was $2,548,319.

Based on this information, for 2022 the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was reasonably estimated to be 92.3 to 1.

For 2022, we do not believe the ratio above is reflective of our actual pay practices. As noted, we did not make equity grants to our Named Executive Officers in 2022, which resulted in lower CEO compensation for 2022 than we expect in future years.

The median employee that was used for purposes of calculating the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees is the same employee that was identified for purposes of our 2021 disclosure. There has been no change in our employee population or employee compensation arrangements since that median employee was identified that we believe would significantly impact our pay ratio disclosure.



To identify the median of the annual total compensation of all our employees in 2021, as well as to determine the annual total compensation of our median employee and our CEO, we took the following steps:

- We determined that, as of December 31, 2021, our employee population world-wide consisted of approximately 7,084 individuals. As of December 31, 2021, we had 1,146 employees in the United States, and 5,585 employees in non-United States jurisdictions. To calculate our median employee, we excluded all employees that reside in each of Argentina (304) and Ecuador (49). Collectively, our excluded employees totaled 353 employees or 4.98% of our total employee population, leaving us with a balance of 6,731 employees in the identified population used to determine our median employee.
- We used a consistently applied compensation measure to identify our median employee of comparing the amount of salary or wages, bonuses and any other cash compensation reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for 2021 (or the equivalent of a Form W-2 reported to an applicable governmental entity for any employees in a non-US jurisdiction).
- We identified our median employee by consistently applying this compensation measure to all of our employees included in our assumptions, adjustments (including any cost-of-living adjustments), or estimates were applied to this calculation.
- After we identified our median employee, we combined all of the elements of such employee's compensation for the 2022 year in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $27,610.
- With respect to the total compensation of our CEO, we used the amount reported in the "Total" column (column (j)) of our 2022 Summary Compensation Table included in this Proxy Statement and incorporated by reference under Item 11 of Part III of our Annual Report, which resulted in annual total compensation for purposes of determining the ratio in the amount of $2,548,319 for 2022.



Pay Versus Performance Table

As required by Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and our financial performance for each of the last three completed fiscal years. The table below summarizes compensation values both previously reported in our Summary Compensation Table, as well as the adjusted values required in this section for the applicable years. Note that for our Named Executive Officers (each an "NEO") other than our principal executive officer (the "PEO"), compensation is reported as an average.

Year	Summary Compensation Table Total for First PEO (1)	Summary Compensation Table Total for Second PEO (1)	Compensation Actually Paid to First PEO (1)	Compensation Actually Paid to Second PEO (1)	Average Summary Compensation Table Total for Non-CEO NEOs (1)	Average Compensation Actually Paid to Non-CEO NEOs (1) (2)	Value of Initial Fixed $100 Investment Based On:		Net Loss (in thousands)	Adjusted EBITDA (in thousands)
							Total Shareholder Return	Peer Group Total Shareholder Return (3)		
2022	N/A	2,548,319	N/A	1,886,664	915,480	899,231	58.45	102.76	(20,145)	206,233
2021	7,234,574	8,123,233	8,207,367	16,199,112	2,713,792	3,627,261	46.26	63.42	(131,891)	125,940
2020	3,973,463	N/A	736,558	N/A	880,505	641,151	53.00	56.62	(307,045)	100,186

(1)   The PEO and the non-PEO NEOs for each year are as follows:

   (i)   2022: Mr. Jardon, Second PEO; Messrs. Fanning, Geddes, McAlister, Russell, NEOs

   (ii) 2021: Mr. Kearney, First PEO; Mr. Jardon, Second PEO; Messrs. Fanning, Geddes, McAlister, Russell and Symington and Ms. Cougle, NEOs

   (iii) 2020: Mr. Kearney, First PEO; Messrs. Russell, Lakey and Symington and Ms. Cougle, NEOs

(2)   To calculate Compensation Actually Paid ("CAP"), the following amounts were deducted from and added to Summary Compensation Table ("SCT") total compensation:

First PEO (Kearney) SCT Total to CAP Reconciliation

Year	Salary	Bonus and Non-Equity Incentive Compensation	Other Compensation	SCT Total	Deductions from SCT Total	Additions to SCT Total	CAP
		(i)			(ii)	(iii)	
2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2021	471,765	—	3,643,750	7,234,574	(3,119,059)	4,091,852	8,207,367
2020	709,637	354,825	12,825	3,973,463	(2,896,176)	(340,729)	736,558

Second PEO (Jardon) SCT Total to CAP Reconciliation

Year	Salary	Bonus and Non-Equity Incentive Compensation	Other Compensation	SCT Total	Deductions from SCT Total	Additions to SCT Total	CAP
		(i)			(ii)	(iii)	
2022	1,000,000	1,117,500	430,819	2,548,319	—	(661,655)	1,886,664
2021	1,149,618	1,008,900	12,000	8,123,233	(5,952,714)	14,028,593	16,199,112
2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Average Non-PEO NEOs SCT Total to CAP Reconciliation

Year	Salary	Bonus and Non-Equity Incentive Compensation	Other Compensation	SCT Total	Deductions from SCT Total	Additions to SCT Total	CAP
		(i)			(ii)	(iii)	
2022	445,328	398,123	72,029	915,480	—	(16,248)	899,231
2021	406,922	242,138	634,634	2,713,792	(1,430,265)	2,343,734	3,627,261
2020	345,357	151,244	5,332	880,505	(378,573)	139,219	641,151

(i)   Reflects "all other compensation" reported in the SCT for each year shown.

(ii) Represents the grant date fair value of equity-based awards granted each year. We did not report a change in pension value for any of the years reflected in this table; therefore, a deduction from SCT total related to pension value is not needed.



(iii)   Reflects the value of equity calculated in accordance with the SEC methodology for determining CAP for each year shown. The equity component of CAP for fiscal year 2022 is further detailed in the supplemental table below.

Supplemental

Second PEO (Jardon) Equity Component of CAP for FY 2022:

Equity Type	Fair Value of Current Year Equity Awards at 12/31/2022	Change in Value of Prior Years' Awards Unvested at 12/31/2022	Change in Value of Prior Years' Awards That Vested in FY 2022	Equity Value Included in CAP
RSU	—	427,374	—	427,374
PRSU	—	(477,235)	—	(477,235)
Option	—	(813,375)	201,581	(611,794)
Total	**—**	**(863,235)**	**201,581**	**(661,655)**

Average Non-PEO NEOs Equity Component of CAP for FY 2022:

Equity Type	Fair Value of Current Year Equity Awards at 12/31/2022	Change in Value of Prior Years' Awards Unvested at 12/31/2022	Change in Value of Prior Years' Awards That Vested in FY 2022	Equity Value Included in CAP
RSU	—	205,587	1,581	207,169
PRSU	—	(110,992)	1,355	(109,636)
Option	—	(130,551)	16,770	(113,781)
Total	**—**	**(35,955)**	**19,707**	**(16,248)**

(3)   The peer group used for total shareholder return is SPDR S&P Oil & Gas Equipment & Services ETF (XES).

Narrative Disclosure to Pay Versus Performance Table

For the fiscal year ending December 31, 2022, the Company used two financial performance measures to link compensation actually paid to our NEOs to company performance under its annual cash incentive program: Adjusted EBITDA and Adjusted EBITDA minus Capex. In addition to these financial performance measures, the Company also used Total Recordable Case Frequency as a non-financial performance measure under its annual cash incentive program. The Company did not grant equity awards to its NEOs in 2022, but in future years, expects to grant PRSUs with payouts based on TSR as a financial performance measure.

Important Performance Measures for 2022
Adjusted EBITDA
Adjusted EBITDA minus Capex
Total Recordable Case Frequency



The following graphs compare various performance metrics with the compensation actually paid to our PEO(s) and other NEOs during each of the last three fiscal years. For compensation paid in 2021, we note that compensation paid to certain of our NEOs reflects amounts that were paid in connection with the Merger, including severance amounts that were not tied to performance measures. For this reason, we believe compensation paid in 2021 is not reflective of our ordinary course pay practices.

The following graph compares the compensation actually paid to our PEO(s), the average of the compensation actually paid to our remaining NEOs and the TSR performance of our common units with the TSR performance of our peer group. The TSR amounts in the graph assume that $100 was invested beginning on December 31, 2019 and that all distributions or dividends were reinvested on a quarterly basis.



Compensation Actually Paid Versus TSR ($)			
	12/31/20	12/31/21	12/31/22
Compensation Actually Paid to First PEO	736,558	8,207,367	—
Compensation Actually Paid to Second PEO	—	16,199,112	1,886,664
Average Compensation Actually Paid to Non-PEO NEOs	641,151	3,627,261	899,231
TSR	53.00	46.26	58.45
Peer Group TSR	56.62	63.42	102.76

The following graph compares the compensation actually paid to our PEO(s), the average of the compensation actually paid to our remaining NEOs and our Net Loss.



Compensation Actually Paid Versus Net Loss ($)			
	12/31/20	12/31/21	12/31/22
Compensation Actually Paid to First PEO	736,558	8,207,367	—
Compensation Actually Paid to Second PEO	—	16,199,112	1,886,664
Average Compensation Actually Paid to Non-PEO NEOs	641,151	3,627,261	899,231
Net Loss (in thousands)	(307,045)	(131,891)	(20,145)



The following graph compares the compensation actually paid to our PEO(s), the average of the compensation actually paid to our remaining NEOs and our Adjusted EBITDA.



Compensation Actually Paid Versus Adjusted EBITDA ($)			
	12/31/20	12/31/21	12/31/22
Compensation Actually Paid to First PEO	736,558	8,207,367	—
Compensation Actually Paid to Second PEO	—	16,199,112	1,886,664
Average Compensation Actually Paid to Non-PEO NEOs	641,151	3,627,261	899,231
Adjusted EBITDA (in thousands)	100,186	125,940	206,233



Equity Compensation Plan Information

The following table sets forth information as of December 31, 2022 with respect to equity compensation plans under which our common stock is authorized for issuance.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(3)
Equity compensation plans approved by our shareholders	8,586,474(1)	$17.15	11,053,059
Equity compensation plans not approved by our shareholders	—	—	—
Total	8,586,474	$17.15	11,053,059

(1) Represents securities to be issued upon exercise of outstanding RSUs and PRSUs under the LTIP, and outstanding options assumed in the Merger from Legacy Expro. As of December 31, 2022, 1,484,198 shares were subject to outstanding RSUs, 386,512 were subject to outstanding PRSUs and 6,715,764 were subject to outstanding assumed options. The number of shares subject to outstanding PRSUs is based on the target number of shares subject to each award and payments could occur at larger amounts if maximum performance metrics are met. The shares underlying the assumed options are available for issuance under the LTIP and do not reduce the shares available for issuance thereunder, but if such options are forfeited, the underlying shares are not otherwise available for issuance under the LTIP.

(2) The weighted-average exercise price excludes RSU and PRSU awards that do not have an exercise price. The weighted average grant date fair value of all RSUs is $17.51 and the weighted average grant date fair value of all PRSUs is $24.00, assuming a 100% target performance payout.

(3) The 11,053,059 shares remaining available for issuance as of December 31, 2022 consist of the following: 133,386 shares available under our existing employee stock purchase plan (approximately 61,317 of which are estimated to be issued in the current purchase period) and 10,919,196 shares available under the LTIP, assuming the target number of shares subject to outstanding PRSUs is no longer available for issuance.



AUDIT COMMITTEE REPORT

The information contained in this Audit Committee Report and references in this proxy statement to the independence of the Audit Committee members shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Act"), or the Exchange Act, except to the extent that the Company specifically incorporates such information by reference in such filing.

During the last fiscal year, and earlier this year in preparation for the filing with the SEC of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, the Audit Committee:

- reviewed and discussed the Company's audited consolidated financial statements as of and for the year ended December 31, 2022 with management and with the independent registered public accountants;
- considered the adequacy of the Company's internal controls and the quality of its financial reporting, and discussed these matters with management and with the independent registered public accountants;
- reviewed and discussed with the independent registered public accountants (1) their judgments as to the quality of the Company's accounting policies, (2) the written disclosures and letter received from the independent registered public accountants required by Public Company Accounting Oversight Board Independence Rules regarding the independent registered public accountants' communications with the Audit Committee concerning independence, and the independent registered public accountants' independence, and (3) the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board, the Auditing Standards Board of the American Institute of Certified Public Accountants, and the Securities and Exchange Commission;
- discussed with management and with the independent registered public accountants the process by which the Company's chief executive officer, chief financial officer and principal accounting officer make the certifications required by the SEC in connection with the filing with the SEC of the Company's periodic reports, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q; and
- based on the reviews and discussions referred to above, recommended to the Board that the consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

The Audit Committee also met to review and discuss the Company's audited Dutch statutory annual accounts for the financial year 2022 with management and Deloitte Accountants B.V. The discussion included the observations of the independent registered public accountants during the audit as well as regulatory and financial reporting developments that may affect the Company in future years. The Audit Committee recommended that the Company's audited Dutch statutory annual accounts for the financial year 2022 be approved by the Board.

As recommended by the NYSE's corporate governance rules, the Audit Committee also regularly considers whether, to assure continuing auditor independence, it would be advisable to regularly rotate the audit firm itself.

Notwithstanding the foregoing actions and the responsibilities set forth in the Audit Committee's charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's consolidated financial statements are complete and accurate and in accordance with generally accepted accounting principles.

Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. The independent registered public accountants are responsible for expressing an opinion on those financial statements. Committee members are not employees of the Company or accountants or auditors by profession. Therefore, the Committee has relied, without independent verification, on management's representation that the consolidated financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and on the representations of the independent registered public accountants included in their report on the Company's consolidated financial statements.

The Committee meets regularly with management and the independent registered public accountants, including private discussions periodically with the independent registered public accountants, and receives the communications described above. However, this oversight does not provide us with an independent basis to



determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent registered public accountants do not assure that the Company's consolidated financial statements are presented in accordance with generally accepted accounting principles or that the audit of the Company's consolidated financial statements has been carried out in accordance with generally accepted auditing standards.

Audit Committee of the Board of Directors

Lisa L. Troe (Chairman)
Brian Truelove
Eileen G. Whelley



INFORMATION ABOUT OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte") was appointed as our independent registered accounting firm on October 1, 2021 to complete our 2021 audit and to serve as our independent auditor going forward. KPMG LLP audited the Company's financial statements until the business combination on October 1 and was dismissed at that time effective upon the completion of the review of accounts for the quarter ended September 30, 2021. Deloitte has audited financial statements of Legacy Expro since August 2020. The following table presents the aggregate fees for services rendered by Deloitte to us (including Legacy Expro) for the years ended December 31, 2022 and December 31, 2021:

	2022	2021
Audit Fees	$3,916,500	$3,809,032
Audit-Related Fees	213,500	1,009,725
Tax Fees	344,800	192,600
All Other Fees	—	—
Total	$4,474,800	$5,011,357

Audit fees consist of the aggregate fees and expenses billed or expected to be billed for professional services rendered by Deloitte and its affiliates for the audit of our consolidated annual financial statements, including the Annual Report on Form 10-K for the years ended 2022 and 2021, the review of quarterly financial statements and for services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for those fiscal years, including statutory audits and attest services.

Audit-related fees consist of the aggregate fees billed or expected to be billed for assurance and related services by Deloitte, if applicable, that are reasonably related to the performance of the audit or review of the financial statements and are not reported as audit fees herein. This category includes fees related to services in connection with various registration statement filings, including consents and comfort letters.

Tax fees consist of international tax compliance and corporate tax consulting.

All other fees are the aggregate fees billed for products and services other than "Audit Fees." "Audit-Related Fees" or Tax Fees."

The Audit Committee has adopted procedures for the approval of Deloitte's and Deloitte Accountants B.V.'s services and related fees. At the beginning of each year, all audit and audit-related services, tax fees and other fees for the upcoming audit are provided to the Audit Committee for approval.

The Audit Committee is updated on the status of the auditor's services and related fees at its regular meetings.

As set forth in the Audit Committee Report on page 56 of this proxy statement, the Audit Committee has considered whether the provision of these non-audit services is compatible with maintaining auditor independence and has determined that they are.

Policy for Pre-Approval of Audit and Non-Audit Fees

The Audit Committee has an Audit and Non-Audit Services Pre-Approval Policy. The policy requires the Audit Committee to pre-approve the audit and non-audit services performed by our independent registered public accounting firm. Under the policy, the Audit Committee establishes the audit, audit-related, tax and all other services that have the approval of the Audit Committee. The term of any such pre-approval is twelve months from the date of pre-approval, unless the Audit Committee adopts a shorter period and so states. The Audit Committee will periodically review the list of pre-approved services and will add to or subtract from the list of pre-approved services from time to time. The Audit Committee will also establish annually pre-approval fee levels or budgeted amounts for all services to be provided by the independent registered public accounting firm. Any proposed services exceeding these levels or amounts will require specific pre-approval by the Audit Committee. As required under the Audit and Non-Audit Services Pre-Approval Policy, the Audit Committee pre-approved all services in 2022.



The Audit Committee has delegated to any financial officer of the Company the authority to engage the Company's independent registered public accounting firm in any of the pre-approved audit services or audit-related services of the pre-approval policy. The Audit Committee has delegated to the principal accounting officer the authority to engage the Company's independent registered public accounting firm in any of the pre-approved tax services or permitted non-audit services for which estimated fees do not exceed cumulatively up to $500,000 annually. Any services that would exceed such limits should be pre-approved by the full Audit Committee. The chair will be informed and will report any such pre-approval to the Audit Committee at its next scheduled meeting.

Dismissal of KPMG LLP

As previously disclosed in the Company's Current Report on Form 8-K filed on October 5, 2021 (the "Current Report"), on October 1, 2021 (the "Closing Date"), the Company completed its previously announced Merger with Legacy Expro. On the Closing Date, the Audit Committee recommended, and the Board approved, the dismissal of KPMG, which was then serving as the Company's independent registered public accounting firm. The dismissal of KPMG became effective following the completion of its review of the Company's interim consolidated financial statements for the quarter ended September 30, 2021.

The reports of KPMG on the consolidated financial statements of the Company as of December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. The reports of KPMG for the fiscal years ended December 31, 2020 and 2019 expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph referring to the Company's change in its method of accounting for leases due to the adoption of ASC Topic 842, Leases, as amended. During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through September 30, 2021, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in its reports covering such periods. In addition, no "reportable events," as defined in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of KPMG's engagement and the subsequent interim period preceding KPMG's dismissal.

The Company provided KPMG with a copy of the disclosures made pursuant to this Item 4.01 prior to the filing of the Current Report and requested that KPMG furnish a letter addressed to the SEC dated October 5, 2021, which is filed as Exhibit 16.1 to that Current Report, stating whether it agrees with such disclosures, and, if not, stating the respects in which it does not agree.



TRANSACTIONS WITH RELATED PERSONS

Tax Receivable Agreement

In connection with the Merger Agreement that provides for the combination of the Company and Legacy Expro, the Company, Frank's International C.V. ("FICV") and Mosing Holdings, LLC ("Mosing Holdings") entered into the Amended and Restated Tax Receivable Agreement (the "A&R TRA"), which amends and restates the original tax receivable agreement (the "Original TRA"). Pursuant to the A&R TRA, the Company, FICV and Mosing Holdings agreed, among other things, to settle the early termination payment obligations that would otherwise be owed to Mosing Holdings under the Original TRA as a result of the merger in exchange for the payment by the Company to Mosing Holdings of $15 million cash, which was made October 1, 2021, and certain other contingent payments by the Company to Mosing Holdings made in the future in the event we realize cash tax savings from tax attributes covered under the Original TRA during the ten-year period following October 1, 2021 in excess of $18,057,000, as more fully described in the A&R TRA.

Transactions with Directors, Executive Officers and Affiliates

In connection with the Company's IPO, Mosing Holdings caused the Company's U.S. operating subsidiaries to distribute certain assets that generated a *de minimis* amount of revenue, including aircraft, real estate and life insurance policies. Accordingly, these assets were not contributed to FICV in connection with the IPO. As a result, the Company entered into real estate lease agreements with customary terms for continued use of the real estate.

As stated above, the Company has entered into various operating leases with Mosing Land & Cattle Company of Texas L.L.C. and Mosing Holdings (through its wholly owned subsidiary, Mosing Ventures, LLC), each of which are entities owned by certain members of the Mosing family to lease operating facilities as well as office space from such entities. Rent expense related to lease operating facilities was $0.6 million for the year ended December 31, 2022. The expiration date of the operating leases that remain in place ranges from 2023 to 2024, unless otherwise extended, and the Company expects to incur approximately $0.7 million during the remainder of the terms of these leases. In December 2014, the Company entered into a property lease amendment for the Company's U.S. headquarters with Mosing Properties, L.P. Further, in 2015, the Company entered into four property lease amendments for the Company's headquarters with Mosing Properties, L.P. The Audit Committee and the Board approved and ratified these lease amendments in November 2015. The lease was terminated by the Company in October 2021 in connection with the Merger.

Registration Rights Agreement

In connection with the Merger Agreement, the Company and certain of Legacy Expro shareholders (the "Registration Rights Holders") entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, among other things and subject to certain restrictions, upon request by the Registration Rights Holders, the Company is required to file with the SEC a registration statement under the Securities Act, to register for sale the shares of Common Stock held by the Registration Rights Holders, or to conduct certain underwritten offerings. The Registration Rights Agreement also provides for customary piggyback registration rights. The Registration Rights Agreement became effective on October 1, 2021. In January 2023, certain funds and accounts managed by Oak Hill Advisors completed an underwritten secondary offering pursuant to a demand right exercised by Oak Hill Advisors in December 2022. On January 18, 2023, in connection with the closing of the secondary offering, the Registration Rights Agreement was amended to increase the maximum number of Demand Registrations (as defined in the Registration Rights Agreement) available after completion of the offering to three, which equals the number of Demand Registrations available under the Registration Rights Agreement prior to the completion of the offering.

Amended Registration Rights Agreement

In connection with the Merger Agreement, the Company and certain of its shareholders have entered into an Amendment (the "RRA Amendment") to that certain Registration Rights Agreement, dated as of August 14, 2013 (the "Existing Registration Rights Agreement") that became effective on October 1, 2021. The RRA Amendment amends the Existing Registration Rights Agreement in order to facilitate the transactions contemplated by the Registration Rights Agreement described above.



Director Nomination Agreement

As described elsewhere in this proxy statement, in connection with the Merger Agreement, the Company and certain shareholders of the Company entered into the Director Nomination Agreement that became effective on October 1, 2021. The Director Nomination Agreement provides, among other things, that commencing with this annual general meeting:

- Oak Hill Advisors will have the right to designate (i) two persons as its nominees for election to the Board as non-executive directors for so long as the Oak Hill Group (as defined in the Director Nomination Agreement) collectively owns shares of Common Stock equal to at least 20% of the total shares outstanding on the Closing Date and (ii) one person as its nominee for election to the Board as a non-executive director for so long as the Oak Hill Group collectively owns shares of Common Stock equal to at least 10% (but less than 20%) of the total shares outstanding on the Closing Date. Upon the Oak Hill Group ceasing to collectively own shares of Common Stock equal to at least 10% of the total shares outstanding on the Closing Date, Oak Hill Advisors will not have a right to designate a director to the Board. The Oak Hill Group currently owns approximately 18.5% of the total shares outstanding on the Closing Date.
- The Mosing Parties (as defined in the Director Nomination Agreement) holding a majority of Common Stock (the "Mosing Majority") owned by the Mosing Parties shall have the right to designate one person as their nominee for election to the Board as a non-executive director. Upon the Mosing Family Members (as defined in the Director Nomination Agreement) ceasing to collectively own shares of Common Stock equal to at least 10% of the total shares outstanding on the Closing Date, the Mosing Majority will not have a right to designate a director to the Board. As of the date of this proxy statement, the Mosing Parties are unable to provide confirmation of ownership of at least 10% of the total shares outstanding on the Closing Date.

Procedures for Approval of Related Person Transactions

A "Related Party Transaction" is a transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

- any person who is, or at any time during the applicable period was, one of the Company's executive officers or one of its directors;
- any person who is known by the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities;
- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of any class of the Company's voting securities, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of any class of the Company's common stock; and
- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

The Company's Board adopted a written Related Party Transactions Policy and has approved, along with the Audit Committee, the applicable Related Party Transactions at this time. Pursuant to this policy, the Audit Committee will review all material facts of all new Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, the Audit Committee expects to take into account, among other factors, the following: (1) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and (2) the extent of the Related Person's interest in the transaction. Further, the policy requires that all Related Party Transactions required to be disclosed in the Company's filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock by:

- each person known to the Company to beneficially own more than 5% of the Company's Common Stock;
- each of the Company's named executive officers;
- each member of the Company's Board and each director nominee; and
- all of the Company's directors and executive officers as a group.

Unless otherwise indicated below, the number of shares of the Company's Common Stock outstanding and the percentage of beneficial ownership is presented as of March 20, 2023.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting or investment power and also any shares that the entity or individual has the right to acquire as of May 19, 2023 (60 days after March 20, 2023) through the exercise of any stock options, through the vesting/settlement of restricted stock units (the "RSUs") payable in shares, or upon the exercise of other rights. Beneficial ownership excludes options or other rights vesting after May 19, 2023 and any RSUs vesting/settling, as applicable, on or before May 19, 2023 that may be payable in cash or shares at the Company's election. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of the Company's Common Stock beneficially owned by them, except to the extent this power may be shared with a spouse.

Unless otherwise indicated, the address of each person or entity named in the table is 1311 Broadfield Blvd., Suite 400, Houston, Texas 77084.

Name of Beneficial Owner	Number of Shares	% of Shares Beneficially Owned
5% shareholders:		
Entities affiliated with Oak Hill Advisors, L.P.(1)	20,138,815	18.5%
FMR LLC(2)	13,671,469	12.6%
T. Rowe Price Associates, Inc.(3)	11,864,259	10.9%
Entities affiliated with HPS Investment Partners, LLC(4)	9,388,761	8.6%
BlackRock, Inc.(5)	5,486,044	5.0%
Directors and Named Executive Officers:		
Michael Jardon(6)	717,125	*%
Quinn Fanning(7)	141,076	*%
Michael C. Kearney(8)	116,312	*%
Alistair Geddes(9)	198,391	*%
Steven Russell(10)	39,616	*%
John McAlister(11)	175,882	*%
Eitan Arbeter(12)	—	—%
Robert W. Drummond(13)	48,377	*%
Erich L. Mosing(14)	29,425	*%
Alan Schrager(12)	—	—%
Lisa L. Troe(15)	22,385	*%
Brian Truelove(16)	80,022	*%
Frances M. Vallejo	—	—%
Eileen G. Whelley(17)	22,385	*%
All directors and executive officers as a group (13 persons)(6)(7)(8)(9)(10)(11)(12)(13)(14)(15)(16)(17)	1,590,996	1.5%

*   Represents less than 1%.



(1) Represents shares held by client accounts advised and/or managed by Oak Hill Advisors, L.P. and/or one of its investment advisory affiliates (collectively, the "Advisor" or "OHA"). Messrs. Arbeter and Schrager are employees of OHA and members of the Board. OHA and its investment advisory affiliates are subsidiary businesses of T. Rowe Price Associates, Inc. ("TRP"). In accordance with the Securities and Exchange Commission Release No. 34-39538 (the "Release"), TRP's beneficial ownership of securities is disaggregated from that of OHA. Glenn R. August is the Founder and Chief Executive Officer of OHA. OHA, TRP and Glenn August disclaim beneficial ownership of shares of the common stock held by the client accounts beyond each of their respective pecuniary interests in the client accounts for purposes of Section 16 under the Exchange Act. The address of Oak Hill Advisors, L.P. is One Vanderbilt Avenue, 16th Floor, New York, New York 10017. Includes 101,491 time-based vested stock options held by Mr. Arbeter on behalf of OHA, and 96,663 time-based vested stock options held by Mr. Schrager on behalf of OHA. Also includes 8,522 shares for each of Messrs. Arbeter and Schrager as well as 13,863 RSUs for each that vest on May 1, 2023 as annual compensation to the non-employee members of the Board. Pursuant to the policies of OHA, the shares and RSUs received by Messrs. Arbeter and Schrager are held for the benefit of certain clients of OHA.

(2) Based on information included in a Schedule 13G/A filed with the SEC on February 10, 2023. FMR LLC has sole voting power over 13,604,376 shares and sole dispositive power over all of the shares included in the table above. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The shares in the table reflect the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(3) Based on information included in a Schedule 13G/A filed with the SEC on February 14, 2023. T. Rowe Price Associates, Inc. has sole voting power over 4,570,955 shares and sole dispositive power over all of the shares included in the table above. The address of T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, MD 21202.

(4) Based on information included in a Schedule 13G/A filed by HPS Investment Partners, LLC ("HPS Investment Partners") with the SEC on February 14, 2022. HPS is the sole member of HPS Mezzanine Management III, LLC, which is the investment manager of each of Mezzanine Partners III, L.P., AP Mezzanine Partners III, L.P. and MP III Offshore Mezzanine Investments, L.P. (the "III Funds"). HPS Investment Partners is the sole member of HPS Mezzanine Partners, LLC, which is the investment manager of each of Mezzanine Partners, L.P., Mezzanine Partners Offshore Investment Master Fund, L.P. and Institutional Mezzanine Partners, L.P. (together with the III Funds, the "Funds"). The Funds are holders of record of 9,292,097 shares. In addition, Don Dimitrievich may purchase shares of common stock upon the exercise of options (the "Options") underlying 96,663 shares that Mr. Dimitrievich holds for the benefit of the Funds. As such, HPS Investment Partners may be deemed to beneficially own the shares of Common Stock underlying the Options. As such, HPS Investment Partners has shared voting and shared dispositive power over all the shares held by the Funds and the Options for a total of 9,388,761 shares. The address of HPS Investments is 40 West 57th Street, 33rd Floor, New York, New York 10019.

(5) Based on information included in a Schedule 13G filed with the SEC on February 13, 2023. BlackRock, Inc. has sole voting power over 5,309,425 shares and sole dispositive power over all of the shares included in the table above. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(6) Excludes 185,676 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 19, 2023. Includes 482,571 time-based vested stock options and 156,643 performance-based vested and exercisable stock options due to the satisfaction of internal rate of return thresholds.

(7) Excludes 93,852 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder prior, to May 19, 2023. Includes 90,748 time-based vested stock options and 29,457 performance-based vested and exercisable stock options due to the satisfaction of internal rate of return thresholds.

(8) Includes 13,863 RSUs that vest on May 1, 2023 as annual compensation to the non-employee members of the Board.

(9) Excludes 82,628 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 19, 2023. Includes 132,706 time-based vested stock options and 43,077 performance-based vested and exercisable stock options due to the satisfaction of internal rate of return thresholds.

(10) Excludes 46,572 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 19, 2023.

(11) Excludes 54,098 restricted stock units because such award does not begin to vest, and no common stock may be received thereunder, prior to May 19, 2023. Includes 120,642 time-based vested stock options and 39,161 performance-based vested and exercisable stock options due to the satisfaction of internal rate of return thresholds.

(12) Messrs. Arbeter and Schrager each disclaims beneficial ownership of the shares held by the client accounts beyond their respective pecuniary interest in the client accounts for purposes of Section 16 under the Exchange Act.

(13) Includes 13,863 RSUs that vest on May 1, 2023 as annual compensation to the non-employee members of the Board.

(14) Includes 13,863 RSUs that vest on May 1, 2023 as annual compensation to the non-employee members of the Board.

(15) Includes 13,863 RSUs that vest on May 1, 2023 as annual compensation to the non-employee members of the Board.

(16) Includes 13,863 RSUs that vest on May 1, 2023 as annual compensation to the non-employee members of the Board. Also includes 60,415 time-based vested stock options.

(17) Includes 13,863 RSUs that vest on May 1, 2023 as annual compensation to the non-employee members of the Board.



ITEM ONE—ELECTION OF DIRECTORS

The Board has nominated the following individuals for election to the Board, with a term beginning on May 24, 2023 to serve until the Company's 2024 annual meeting of shareholders or until their successors are elected and qualified or upon earlier of death, disability, resignation or removal:


Michael C. Kearney
Michael Jardon
Eitan Arbeter
Robert W. Drummond
Alan Schrager
Lisa L. Troe
Brian Truelove
Frances M. Vallejo
Eileen G. Whelley


Biographical information for each nominee, as well as for the Company's current executive officers, is contained in "Management—Directors and Executive Officers."

The Board has no reason to believe that any of its nominees will be unable or unwilling to serve if elected. If a nominee becomes unable or unwilling to accept nomination or election, the number of members of the Company's Board will be reduced for the time being, until a meeting is called to appoint a substitute nominee that the Board recommends.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to elect each director nominated.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.



ITEM TWO—ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

The Company is asking its shareholders to provide advisory, non-binding approval of the compensation paid to its Named Executive Officers, as described in the "Compensation Discussion and Analysis" section of this proxy statement beginning on page 25, and the compensation tables and narrative discussion that follow such section, as required pursuant to Section 14A of the Exchange Act. The Board recognizes that executive compensation is an important matter for the Company's shareholders. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Named Executive Officers and the philosophy, policies and practices described in this proxy statement.

As described in detail in the CD&A section of this proxy statement, the Company is focused on establishing an executive compensation program that is intended to attract, motivate, and retain key executives and to reward executives for creating and increasing the value of the Company. These objectives are taken into consideration when creating the Company's compensation arrangements, when setting each element of compensation under those programs, and when determining the proper mix of the various compensation elements for each of the Named Executive Officers. The Company periodically reevaluates whether its compensation programs and the levels of pay awarded under each element of compensation achieve these objectives.

As described in the CD&A, the Company believes its compensation program is effective, appropriate and strongly aligned with the long-term interests of its shareholders and that the total compensation package provided to its Named Executive Officers is reasonable and not excessive. As you consider this Item two, the Company urges you to read the CD&A section of this proxy statement for additional details on executive compensation, including information about compensation philosophy and objectives and the past compensation of the Company's Named Executive Officers, and to review the tabular disclosures regarding Named Executive Officer compensation together with the accompanying narrative disclosures in the "Executive Compensation" section of this proxy statement.

As a non-binding advisory vote, Item two is not binding on the Board, will not overrule any decisions made by the Board or require the Board to take any specific action. Although the vote is non-binding, the Board and the members thereof responsible for setting executive compensation value the opinions of the shareholders, and will carefully consider the outcome of the vote when making future compensation decisions for the Company's Named Executive Officers. In particular, to the extent there is any significant vote against the Company's Named Executive Officers' compensation as disclosed in this proxy statement, the Company will consider its shareholders' concerns, and the Board will evaluate whether any actions are necessary to address those concerns.

Text of the Resolution to be Adopted

The Company is asking shareholders to vote "FOR" the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

Vote Required

The affirmative vote of a simple majority of the votes cast is required for approval of Item two. If you own shares through a bank, broker or other holder of record, you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS AN ADVISORY VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.



ITEM THREE—ADOPTION OF ANNUAL ACCOUNTS FOR 2022

At the annual meeting, you will be asked to confirm and ratify the preparation of the Company's Dutch statutory annual accounts and annual report of the Board in the English language and to adopt the Company's Dutch statutory annual accounts for the year ended December 31, 2022 (the "Annual Accounts"), as required under Dutch law and the Articles.

The Company's Annual Accounts are prepared in accordance with the statutory provisions of Title 9, Book 2 of the Dutch Civil Code and International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States ("US GAAP") and there are differences between IFRS and US GAAP.

A copy of the Annual Accounts can be accessed through the Company's website, *www.expro.com*, and may be obtained free of charge by request to the Company's principal executive offices at 1311 Broadfield Blvd., Suite 400, Houston, TX 77084 Attn: Investor Relations.

A representative of Deloitte Accountants B.V., who has audited the Company's Annual Accounts, will be available, either in person or telephonically, to answer any questions from the Company's shareholders in relation to the auditor's statement in relation to the fairness of the Company's Annual Accounts.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to adopt the Company's Annual Accounts and to authorize the preparation of the Company's Dutch statutory annual accounts and annual report in the English language.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE COMPANY'S ANNUAL ACCOUNTS AND THE AUTHORIZATION OF THE PREPARATION OF THE COMPANY'S DUTCH STATUTORY ANNUAL ACCOUNTS AND ANNUAL REPORT IN THE ENGLISH LANGUAGE.



ITEM FOUR—DISCHARGE OF MEMBERS OF THE BOARD

Under Dutch law, at the annual meeting shareholders may discharge the members of the Board from liability in respect of the exercise of their duties during the financial year concerned. The discharge is without prejudice to the provisions of the law of The Netherlands relating to liability upon bankruptcy and does not extend to matters not disclosed to shareholders.

It is proposed that the shareholders resolve to discharge the members of the Board from liability in respect of the exercise of their duties during 2022.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to approve the discharge from liability of the members of the Board.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE DISCHARGE OF THE MEMBERS OF THE BOARD FROM LIABILITY FOR 2022.



ITEM FIVE—APPOINTMENT OF AUDITOR FOR DUTCH STATUTORY ANNUAL ACCOUNTS

In accordance with Dutch law and the Company's Articles, the Company shall have its Dutch statutory annual accounts (prepared in accordance with IFRS) audited by a Dutch auditor. The Dutch auditor shall be appointed by the Company's shareholders at the Annual Meeting. Upon the recommendation of the Audit Committee, the Board proposes to appoint Deloitte Accountants B.V. as our auditor who will audit our Dutch Annual Accounts for the year ending December 31, 2023.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to appoint Deloitte Accountants B.V. as our auditor who will audit our Dutch Annual Accounts for the year ending December 31, 2023.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE APPOINTMENT OF DELOITTE ACCOUNTANTS B.V. AS OUR AUDITOR WHO WILL AUDIT OUR DUTCH ANNUAL ACCOUNTS FOR THE YEAR ENDING DECEMBER 31, 2023.



ITEM SIX—RATIFICATION OF SELECTION OF INTERNATIONAL INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Deloitte & Touche LLP as the international independent registered public accounting firm of the Company for the year ending December 31, 2023. The audit of the Company's annual consolidated financial statements for the year ended December 31, 2022 was completed by Deloitte & Touche LLP on February 23, 2023.

The Board is submitting the selection of Deloitte & Touche LLP for ratification at the Annual Meeting. The submission of this matter for ratification by shareholders is not legally required, but the Board and the Audit Committee believe the submission provides an opportunity for shareholders through their vote to communicate with the Board and the Audit Committee about an important aspect of corporate governance. If the shareholders do not ratify the selection of Deloitte & Touche LLP, the Audit Committee will reconsider, but will not be required to rescind, the selection of that firm as the Company's international independent registered public accounting firm. Representatives of Deloitte & Touche LLP will be available, either in person or telephonically, to respond to appropriate questions at the Annual Meeting if necessary and make a statement if they desire to do so. Also, a representative of Deloitte Accountants B.V., who has audited the Company's Annual Accounts, will also be available to answer any questions from the Company's shareholders in relation to the auditor's statement in relation to the fairness of the Company's Annual Accounts. See "Item Three—Adoption of Annual Accounts for 2022."

The Audit Committee has the authority and responsibility to retain, evaluate and replace the Company's international independent registered public accounting firm. The shareholders' ratification of the appointment of Deloitte & Touche LLP does not limit the authority of the Audit Committee to change the Company's international independent registered public accounting firm at any time.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE INTERNATIONAL INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2023.



ITEM SEVEN—AUTHORIZATION OF BOARD TO REPURCHASE SHARES FOR ANY LEGAL PURPOSE

In accordance with Dutch law and the Company's Articles, the Company may only acquire its own fully paid-up shares with consideration if and insofar the general meeting has authorized the Board in that respect. Such authorization shall be valid for a period of no longer than 18 months. In the authorization, the general meeting shall state the number of shares that may be acquired, how the shares may be acquired and the limits within which the price of the shares must be set. No authorization is required when the Company acquires shares in its capital for the purpose of transferring those shares to employees of the Company or of a group company, under a plan applicable to such employees.

At the annual general meeting in 2022, the Board proposed to limit the authorization of Board to repurchase shares in such way that a maximum of 10% of the issued capital may be repurchased and at a price between $0.01 and 105% of the market price on the NYSE. At the 2022 annual general meeting, the shareholders approved such proposal.

Therefore, for the Annual Meeting, the Board proposes to authorize the repurchase of shares for any legal purpose under the following same conditions:

(i) the shares may be repurchased up to a total of 10% of the issued share capital (currently consisting of 111,063,876 shares);

(ii) the shares may only be repurchased at an open market purchase or in a private purchase transaction;

(iii) the shares may only be repurchased at a price between $0.01 and 105% of the market price on the NYSE; and

(iv) the authorization of the Board is valid for a period of 18 months starting from the date of the Annual Meeting.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to authorize the Board to repurchase shares for any legal purpose under the relevant conditions.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AUTHORIZATION OF THE BOARD TO REPURCHASE SHARES FOR ANY LEGAL PURPOSE.



ITEM EIGHT—AUTHORIZATION OF BOARD TO ISSUE SHARES FOR ANY LEGAL PURPOSE

Under the Company's Articles, the Company may only issue shares up to the entire authorized share capital pursuant to a resolution of the Board. The designation in the Articles ended on May 19, 2022. At the annual general meeting in 2022, the Board proposed to authorize the Board to issue shares up to 20% of the issued share capital, for any legal purpose, at the stock exchange or in a private purchase transaction, and during a period of 18 months. The authorization also included the authority to restrict or exclude preemptive rights upon an issue of shares. At the 2022 annual general meeting, the shareholders approved such proposal.

Therefore, for the Annual Meeting, in accordance with customary practice in the Netherlands, the Board proposes to authorize the Board to issue shares for any legal purpose under the following conditions, which authorization also includes the authority to restrict or exclude preemptive rights upon an issue of shares:

(i) the shares may be issued up to a total of 20% of the issued share capital as of the date of the Annual Meeting; and

(ii) the authorization of the Board is valid for a period of 18 months starting from the date of the Annual Meeting.

Notwithstanding the foregoing, we expect to propose renewal of this authorization annually at the annual general meetings in subsequent years. Please be informed that although the previous authorization has been included in the Articles, no amendment to the Articles is necessary to validly authorize the Board to issue shares, as the authorization granted in the Annual Meeting will replace the one included in the Articles.

In addition, we note that, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and SEC, including those rules that limit our ability to issue shares in specified circumstances. Furthermore, we note that this authorization is required as a matter of Dutch law and is not otherwise required for other companies listed on the NYSE with whom we compete. Accordingly, approval of this resolution would merely place us on par with other NYSE-listed companies.

The affirmative vote of a simple majority of the votes cast at the annual meeting is required to authorize the Board to issue shares for any legal purpose under the relevant conditions.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AUTHORIZATION OF THE BOARD TO ISSUE SHARES FOR ANY LEGAL PURPOSE.



ITEM NINE—ADOPTION OF THE 2023 EMPLOYEE STOCK PURCHASE PLAN

By unanimous written consent effective as of March 8, 2023, the Board unanimously adopted the Expro Group Holdings N.V. 2023 Employee Stock Purchase Plan (the "New Plan"), subject to the approval of the Company's stockholders at the 2023 Annual Meeting. Our Board is requesting stockholder approval of the New Plan. If approved, the New Plan will become effective as of July 1, 2023. The New Plan is provided as Appendix A to this proxy statement.

The New Plan will provide a means for our eligible employees and those of our designated subsidiaries to purchase shares of our Common Stock through payroll deductions at a discounted price. The New Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code and will replace the Company's Amended and Restated Employee Stock Purchase Plan, which was originally approved by Frank's shareholders prior to the completion of its initial public offering, and will be terminated effective June 30, 2023, at the end of the current offering period. The Board of Directors believes that adoption of the New Plan will promote our interests and those of our stockholders by assisting us in attracting, retaining and motivating employees and by aligning our employees' interests with the interests of our stockholders.

Summary of Material Features of the New Plan

The following summary describes briefly the material features of the New Plan and is qualified in its entirety by reference to the full text of the New Plan, which is provided as Appendix A to this Proxy Statement. You are urged to read the text of the New Plan in its entirety.

Purpose

The purpose of the New Plan is to advance the interests of the Company and its stockholders by providing eligible employees of the Company and its designated subsidiaries with opportunities to purchase our Common Stock at a discounted price through payroll deductions. The New Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

Effective Date

The New Plan shall be effective as of the July 1, 2023, provided it is approved by the Company's stockholders.

Administration

The New Plan will be administered by the Compensation Committee, or in the absence of such committee, the Board itself. The Board shall appoint a separate committee of officers to administer the plan on a day to day basis, subject to supervision by the Compensation Committee, which shall have the authority to take all necessary or appropriate actions in connection with the administration of the New Plan. All decisions, determinations and interpretations by the administrator regarding the New Plan and any rules and regulations thereunder are final and binding on all participants, beneficiaries, and other persons holding or claiming rights under the New Plan.

Share Pool

The maximum number of shares of our Common Stock reserved for issuance under the New Plan is equal to 5,000,000 shares, subject to adjustment in accordance with the terms of the New Plan. Shares of our Common Stock issued under the New Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market. In the event of certain changes to the Company's capitalization, the administrator has the authority to equitably adjust the number and kind of shares of our Common Stock reserved for issuance under the New Plan, the maximum number of shares each participant may purchase during an offering period, and the number of shares and the exercise price applicable to outstanding options granted under the plan.



Eligibility and Participation

Employees of the Company and its designated subsidiaries (other than employees whose customary employment is 20 hours or less per week) may generally elect to participate in the New Plan by submitting a participation form authorizing payroll deductions to the Company within the time period specified by the administrator and in accordance with the instructions on such form. If the New Plan is approved by the Company's stockholders, the Company expects that approximately 1,100 employees as of March 20, 2023 will be eligible to participate in the New Plan.

Payroll Deductions

A participant may elect to have payroll deductions withheld from his or her eligible compensation on each payroll date during an offering period in amounts equal to or greater than one percent (1%) of eligible compensation (or components thereof, if permitted by the administrator), subject to the provisions of the New Plan. Participants may decrease, but not increase, the amount of payroll deductions during an offering period (but only a maximum of one time), and may increase or decrease the amount of payroll deductions for a subsequent offering period, by filing an amended participation form with the Company within the time period specified by the administrator and in accordance with the instructions on such form. Payroll deductions may be made only in whole percentages. Payroll deductions will be credited to an account established under the New Plan for the participant. Each such account will be a bookkeeping entry. Actual funds withheld will not be segregated and will be held as part of the Company's general assets. No separate cash contributions may be made to such account. No interest will accrue on any payroll deductions held under the New Plan.

Restriction on Participation

No participant may be granted an option to purchase shares of our Common Stock under the New Plan if: (i) immediately after such grant, the participant (or any other person whose stock ownership would be attributed to such participant pursuant to Section 424(d) of the Code) would own shares of stock (including any shares of stock that the participant may purchase under outstanding options under the New Plan or any other equity plan of the Company) possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries; or (ii) the participant's rights to purchase shares of our Common Stock under all "employee stock purchase plans" (within the meaning of Section 423 of the Code) of the Company and its subsidiaries would accrue at a rate which exceeds $25,000 of the fair market value of such shares (determined at the time the option is granted) for each calendar year in which the option is outstanding at any time. The number of shares of our Common Stock that may be purchased by a participant during an offering period may not exceed the lesser of (i) the maximum number of shares that may be purchased without exceeding the $25,000 limit described in this paragraph and (ii) 1,000 shares.

Withdrawal and Termination of Employment

Participants may withdraw from participating in the New Plan at any time by submitting a withdrawal notice within the time period specified by the administrator. As soon as administratively practicable thereafter, all payroll deductions for the withdrawing participant will cease for the then-current offering period and any subsequent offering periods. Payroll deductions that have accrued for the participant prior to withdrawal shall be refunded. A withdrawing employee may participate in a subsequent offering period if the employee continues to meet the eligibility requirements and submits a valid participation form to the Company within the time period specified by the administrator and in accordance with the instructions on such form. Generally, in the event of a participant's termination of employment, all payroll deductions and rights to purchase shares of our Common Stock granted to the participant will immediately cease, and the amount of any accumulated payroll deductions will be refunded to the participant.

Offering Periods

Unless the administrator determines otherwise before the start of the applicable offering period, offering periods will have a duration of six months, provided that offering periods may not exceed 12 months.



Grant and Exercise of Option

Subject to the restrictions in the plan, participants will be granted an option to purchase shares of our Common Stock on the first business day of each offering period, with such option to be automatically exercised on the last business day of such offering period to purchase a whole number of shares of our Common Stock determined by dividing the accumulated payroll deductions in the participant's account on such exercise date by the applicable exercise price. The exercise price is equal to 85% of the fair market value of a share of our Common Stock on the first business day of the offering period or the last business day of the offering period, whichever is lower. Shares of our Common Stock purchased during an offering period will be delivered to the participant as soon as administratively practicable after the end of the offering period. No fractional shares will be purchased. Any accumulated payroll deductions not used to purchase shares will generally be refunded to the participant following the offering period, except that, at the discretion of the administrator, an amount representing a fractional share may be rolled over into a future offering period.

No Stockholder Rights

A participant will not have any rights of a stockholder of the Company (such as the right to receive dividends or other distributions paid with respect to shares of our Common Stock) until shares of our Common Stock have been delivered to the participant under the New Plan.

Corporate Transactions

In the event of a proposed liquidation or dissolution of the Company, the administrator has the authority to decide whether to (i) shorten the offering period then in effect, with any outstanding options to be exercised at the end of such shortened period, or (ii) terminate the offering period then in effect, with any payroll deductions accumulated for such period to be refunded to participants as soon as administratively practicable. In the event of a proposed sale of all or substantially all of the Company's assets, or a merger or consolidation of the Company (except for (x) a transaction the primary purpose of which is to change the Company's jurisdiction of incorporation or (y) a transaction where the acquiring or surviving company is directly or indirectly owned, immediately after such transaction, by the stockholders of the Company in substantially the same proportion as their ownership of stock in the Company immediately before such transaction), the administrator may, in its discretion, provide for outstanding options to be assumed or substituted by the successor entity (or its parent or subsidiary) or to take one of the courses of action described in sub-clauses (i) and (ii) in the preceding sentence.

Amendment or Termination

The New Plan may be amended or terminated at any time by the Board or the Compensation Committee. However, no amendment may materially and adversely affect a participant's rights under the New Plan without his or her consent. Upon termination of the New Plan by the Board, any accumulated payroll deductions will be refunded to participants as soon as administratively practicable thereafter. No amendment to the New Plan will be effective without the approval of the Company's stockholders, where such approval is required by Section 423 of the Code.

Federal Income Tax Consequences

The following generally summarizes certain key U.S. federal income tax consequences that will arise with respect to participation in the New Plan and with respect to the sale of our Common Stock acquired under the New Plan. This summary is based on the tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below. The following summary is not intended to be a complete summary or legal interpretation, and it does not address consequences other than U.S. federal income tax consequences. Participants may also be subject to U.S. state, U.S. local or non-U.S. tax as a result of participating in the New Plan.

Tax Consequences to Participants. Participants do not incur any U.S. federal income tax consequences upon enrolling in the New Plan. Amounts withheld via payroll deduction for purposes of purchasing shares under the New Plan are included in the participant's income in accordance with the Company's regular income and payroll tax withholding and reporting procedures. Because participants use after-tax dollars to purchase shares at the end of the offering period, there is no income tax at the time the participant purchases shares. As a general matter, additional tax (whether ordinary income tax or capital gains tax) is not realized until the participant sells the shares acquired under the New Plan.



A participant may have both ordinary income and capital gain income or both ordinary income and a capital loss upon the sale of shares of our Common Stock that was acquired under the New Plan. The amount of each type of income and loss will depend on when the participant sells the shares of Common Stock and the price at which the participant sells the shares of Common Stock. If the participant sells the shares of our Common Stock (i) more than two years after the first business day of the offering period during which the Common Stock was purchased and (ii) more than one year after the date that the participant purchased the Common Stock under the New Plan, then the participant will have ordinary income equal to the lesser of: (1) the excess of the fair market value of the shares at the time of such sale *over* the exercise price or (2) the excess of the fair market value of the shares on the first business day of such offering period *over* the exercise price. Any profits in excess of amounts classified as ordinary income will be taxed as long-term capital gain income. If the participant sells the shares of common stock at a loss (*i.e.*, if sales proceeds are less than the exercise price) after satisfying these waiting periods, there is no ordinary income and the participant will have a long-term capital loss for the difference between the sale price and the purchase price.

If the participant sells the shares of our Common Stock prior to satisfying the waiting periods described above, the participant will have engaged in a disqualifying disposition. Upon a disqualifying disposition, the participant will have ordinary income equal to the value of the Common Stock on the day the participant exercised his or her option to purchase the Common Stock under the New Plan *less* the exercise price. If the participant's sale proceeds exceed the ordinary income, then the excess proceeds will be a capital gain. If the participant's sale proceeds are less than the ordinary income, then the participant will have a capital loss equal to the value of the Common Stock on the date of exercise less the sales proceeds. This capital gain or loss will be long-term if the participant has held the shares for more than one year and otherwise will be short-term.

Tax Consequences to the Company. There will be no tax consequences to the Company in connection with the grant or exercise of options under the New Plan, except that the Company will be entitled to a deduction when a participant has ordinary income upon a disqualifying disposition. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

New Plan Benefits.

The amount or value of shares of Common Stock to be purchased by any given employee or group of employees under the New Plan is not determinable because it depends on the elections of each employee who chooses to participate in the New Plan. Therefore, it is not possible to determine in advance the benefits that participants will receive under the New Plan.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THE EXPRO GROUP HOLDINGS N.V. 2023 EMPLOYEE STOCK PURCHASE PLAN.



SHAREHOLDER PROPOSALS

Pursuant to the Company's Articles, general meetings will be held in Amsterdam, The Netherlands in the municipality in which the Company has its statutory seat, or at the Municipality of Haarlemmermeer (Schiphol). A general meeting of shareholders will be held at least once a year within the period required by Dutch law, which is currently no later than six months after the end of the Company's financial year.

The agenda for the 2024 annual meeting is expected to include, in addition to other matters, any matter the consideration of which has been requested by one or more shareholders, representing alone or jointly with others at least such percentage of the issued capital stock as determined by our Articles and Dutch law, which is currently set at three percent. Shareholders who desire to submit a proposal for action, including a proposal to appoint a director, at the 2024 annual meeting other than pursuant to Rule 14a-8 of the Exchange Act must comply with Article 30 of the Company's Articles. The request to consider such matter must be received by us no later than on the 60th day prior to the day of the 2024 annual meeting accompanied by a statement containing the reasons for the request. We currently expect our 2024 annual meeting to be held on or about May 22, 2024, with mailing to commence on or about March 29, 2024. Requests received later than the 60th day prior to the day of the meeting (anticipated to be Saturday, March 23, 2024), will be considered untimely. In addition, the deadline for providing notice to the Company under Rule 14a-19, the SEC's universal proxy rule, of a stockholder's intent to solicit proxies in support of nominees submitted under the Company's Articles is March 25, 2024.

Any proposals sought for inclusion in the proxy statement for the 2024 annual meeting must comply with Rule 14a-8 under the Exchange Act and be submitted by December 2, 2023.

In order for any matters to be included in the Company's proxy statement or presented at the 2024 annual meeting, the qualified shareholder(s) must submit the matter to the Company's Secretary at 1311 Broadfield Blvd., Suite 400, Houston, Texas 77084.



HOUSEHOLDING MATTERS

Shareholders who share a single address will receive only one proxy statement or Notice at that address unless the Company has received instructions to the contrary from any shareholder at that address. This practice, known as "householding," is designed to reduce the Company's printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate copy of these materials or of future materials (as applicable), he or she may contact the Company's Corporate Secretary at (713) 463-9776, or write to Expro Group Holdings N.V., 1311 Broadfield Blvd., Suite 400, Houston, Texas 77084, Attention: Corporate Secretary. The Company will deliver separate copies of this proxy statement or the Notice promptly upon written or oral request. If you are a shareholder receiving multiple copies of this proxy statement or the Notice, you can request householding by contacting the Company in the same manner. If you own your Common Stock through a bank, broker or other shareholder of record, you can request additional copies of this proxy statement or request householding by contacting the shareholder of record.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports and other information with the SEC. The Company's filings are available to the public at the SEC's website at *www.sec.gov*. The Company's Common Stock is listed on the New York Stock Exchange under the ticker symbol "XPRO". You may request a copy of the Company's filings, including this proxy statement and our 2022 Annual Report, free of charge by contacting the Company's Corporate Secretary at (713) 463-9776, or by writing to Expro Group Holdings N.V., 1311 Broadfield Blvd., Suite 400, Houston, Texas 77084, Attention: Corporate Secretary. Upon request, we will also furnish without charge to each person to whom this proxy statement is delivered a copy of any exhibit listed in our 2022 Annual Report. The Company's filings are also available on its website at *www.expro.com*.



EXPRO GROUP HOLDINGS N.V.
2023 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I
PURPOSE AND SCOPE OF THE PLAN; DEFINITIONS

Section 1.1 Purpose. Expro Group Holdings, N.V. (the "Company") previously adopted the Expro Group Holdings N.V. 2023 Employee Stock Purchase Plan (the "Plan") to encourage employee participation in the ownership and economic progress of the Company. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and the provisions of the Plan shall be construed so as to extend and limit participation in a manner consistent with the requirements of Section 423; provided that, if and to the extent authorized by the Board, the fact that the Plan does not comply in all respects with the requirements of Section 423 shall not affect the operation of the Plan or the rights of Employees hereunder.

Section 1.2 Definitions. Unless the context clearly indicates otherwise, the following terms have the meaning set forth below:

(a) "Board of Directors" or "Board" means the Company's Board of Directors.

(b) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, together with any applicable regulations issued thereunder.

(c) "Committee" shall mean the committee of officers established by the Board to administer the Plan, which Committee shall administer the Plan as provided in Section 1.3 hereof.

(d) "Common Stock" shall mean shares of the common stock, par value €0.01 per share, of the Company.

(e) "Company" shall mean Expro Group Holdings N.V., a limited liability company organized in the Netherlands.

(f) "Compensation" shall mean the total cash compensation paid by the Company to an Employee as reported by the Company to the applicable government for income tax purposes, excluding the amount of any compensation deferrals made by the Employee to a deferred compensation plan, a tax-qualified retirement plan pursuant to Section 401(k) of the Code or a cafeteria plan pursuant to Section 125 of the Code.

(g) "Continuous Service" shall mean the period of time, uninterrupted by a termination of employment (other than a termination as a result of a transfer of employment among the Company or a Designated Subsidiary that does not constitute a "separation from service" pursuant to the Nonqualified Deferred Compensation Rules), that an Employee has been employed by the Company or a Designated Subsidiary (or any combination of the foregoing) immediately preceding an Offering Date. Such period of time shall include any approved leave of absence.

(h) "Designated Subsidiary" shall mean each subsidiary (within the meaning of Section 424(f) of the Code) of the Company set forth on the attached Schedule A and as may be



authorized from time to time by the Committee to participate in the Plan. The addition or deletion of a subsidiary from Schedule A will not require a formal amendment to this Plan.

(i)   "Employee" shall mean any person who is employed by the Company or a Designated Subsidiary as a common law employee. Any individual who performs services for the Company or a Designated Subsidiary solely through a leasing or employment agency shall not be considered an Employee.

(j)   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(k)   "Exercise Date" shall mean the last business day of each Option Period, or such other date(s) as determined by the Committee.

(l)   "Fair Market Value" means, as of any specified date, (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock, as reported on the stock exchange composite tape on the immediately preceding date (or if no sales occur on that date, on the last preceding date on which such sales of the Common Stock are so reported); (ii) if the Common Stock is not traded on a national securities exchange but is traded over the counter at the time a determination of its fair market value is required to be made under the Plan, the average between the reported high and low bid and asked prices of Common Stock on the most recently preceding date on which Common Stock was publicly traded; or (iii) in the event Common Stock is not publicly traded at the time a determination of its value is required to be made under the Plan, the amount determined by the Committee in its discretion in such manner as it deems appropriate, taking into account all factors the Committee deems appropriate, including, without limitation, the Nonqualified Deferred Compensation Rules.

(m)   "Maximum Offering" shall mean the maximum number of shares of Common Stock that may be issued to each Participant under the Plan during any given time period. Unless otherwise determined by the Committee, the Maximum Offering during any single Option Period shall be the largest number of whole shares of Common Stock determined by multiplying $2,083 by the number of full months in the Option Period and dividing the result by the Fair Market Value on the Option Period commencement date of such Option Period.

(n)   "Nonqualified Deferred Compensation Rules" shall mean the limitations or requirements of Section 409A of the Code and the guidance and regulations promulgated thereunder.

(o)   "Offering Date" shall mean, as applicable, (i) the first business day of each Plan Year, and (ii) the date that is six months following the first business day of each Plan Year, or such other date(s) as determined by the Committee.

(p)   "Option Period" or "Period" shall mean the six month period beginning on each Offering Date.

(q)   "Option Price" shall mean the purchase price of a share of Common Stock hereunder as provided in Section 3.1 hereof.

(r)   "Participant" shall mean any Employee who (i) is eligible to participate in the Plan under Section 2.1 hereof and (ii) elects to participate.

(s) "Plan" shall mean the Company's 2023 Employee Stock Purchase Plan, as the same may be amended from time to time.

(t) "Plan Account" or "Account" shall mean an account established and maintained in the name of each Participant.

(u) "Plan Manager" shall mean any Employee appointed pursuant to Section 1.3 hereof.

(v) "Plan Year" shall mean the twelve (12) month period commencing on the Effective Date as determined by the Committee pursuant to Section 1.4, and each successive twelve (12) month period thereafter, or such other period as may be specified by the Committee.

(w) "Stock Purchase Agreement" shall mean the form prescribed by the Committee or the Company which must be completed and executed by an Employee who elects to participate in the Plan.

Section 1.3   Administration of Plan.

(a) Administration. Subject to oversight by the Board of Directors or the Board's Compensation Committee, the Committee shall have the authority to administer the Plan

(b) Powers and Duties of the Committee. Subject to the express provisions of the Plan, the Committee shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of the Plan, including without limitation:

(i)   to prescribe, amend and rescind rules and regulations relating to the Plan and to define terms not otherwise defined in the Plan;

(ii)   to determine which persons are eligible to participate in the Plan;

(iii)   to interpret and construe the Plan and any rules and regulations under the Plan, and to make exceptions to any such provisions if the Committee, in good faith, determines that it is appropriate to do so;

(iv)   to decide all questions concerning the Plan and to determine all ambiguities, inconsistencies and omissions in the terms of the Plan;

(v)   to appoint such agents, counsel, accountants, consultants and other persons as may be required to assist in administering the Plan;

(vi)   to appoint an Employee as Plan Manager and to delegate to the Plan Manager such authority with respect to the administration of the Plan as the Committee, in its sole discretion, deems advisable from time to time;

(vii)   where applicable, determine when an action taken under the Plan becomes administratively practicable;

(viii)   to prescribe and amend such forms as may be necessary or appropriate for Eligible Employees to make elections under the Plan or to otherwise administer the Plan, which shall include the form of Stock Purchase Agreement; and



(ix) to do such other acts as it deems necessary or appropriate to administer the Plan in accordance with its terms, or as may be provided for or required by law.

(c) <u>Determinations by the Committee</u>. All decisions, determinations and interpretations by the Committee regarding the Plan and any rules and regulations under the Plan shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, in making such decisions, determinations and interpretations, including the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select. Members of the Board and the Compensation Committee, and members of the Committee, shall be fully protected in relying in good faith upon the advice of counsel.

(d) <u>No Liability of Committee or Board Members</u>. No member of the Committee or the Board shall be personally liable by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee or the Board nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and the Board and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any amount paid in settlement of a claim) arising out of any act or failure to act in connection with the Plan unless arising out of such person's own fraud or willful bad faith; *provided, however*, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person.

(e) <u>Rules for Foreign Jurisdictions</u>. The Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates. The Committee, in consultation with the Compensation Committee, may also adopt sub-plans applicable to particular Designated Subsidiaries or locations, and, with respect to Subsidiaries outside the United States, determine that a sub-plan shall not be considered to be part of an employee stock purchase plan under Section 423 of the Code.

Section 1.4   <u>Effective Date of Plan</u>. The Plan has been adopted effective as of July 1, 2023 (the "<u>Effective Date</u>").

Section 1.5   <u>Extension or Termination of Plan</u>. The Plan shall continue in effect through the tenth anniversary of the Effective Date, unless terminated prior thereto pursuant to Section 4.3 hereof, or by the Board of Directors or the Compensation Committee of the Board, each of which shall have the right to extend the term of or terminate the Plan at any time. Upon any such termination, the balance, if any, in each Participant's Account shall be refunded to him, or otherwise disposed of in accordance with policies and procedures prescribed by the Committee in cases where such a refund may not be possible.

EXPRO

ARTICLE II
PARTICIPATION

Section 2.1 <u>Eligibility</u>. Subject to the restrictions in Section 2.2 below, each Employee as of an Offering Date who is customarily employed as a full time employee of the Company or a Designated Subsidiary shall be eligible to participate in the Plan with respect to options granted under the Plan as of such date. Part-time Employees of the Company or a Designated Subsidiary shall be eligible to participate in the Plan; provided, however, that if the Employee is customarily employed for 20 hours or less per week, or if the Employee's customary employment is for no more than five months in any calendar year, that part-time Employee will not be eligible to participate. For purposes of this Section 2.1, whether an Employee is "customarily" employed shall be determined by the Committee based on the Company's or Designated Subsidiary's policies and procedures in effect from time to time. Notwithstanding the foregoing, the Committee may from time to time prior to an Offering Date elect to exclude employees of the Company and the Designated Subsidiaries who would otherwise be eligible to participate pursuant to the preceding provisions of this Section 2.1 with respect to the Option Period beginning on such Offering Date (and any subsequent Option Periods as determined by the Committee) so long as such exclusion is permitted under Section 423 of the Code.

Section 2.2 <u>Ineligible Employees</u>. Notwithstanding any provisions of the Plan to the contrary, no Employee shall be granted a right to purchase shares of Common Stock under the Plan to the extent that:

(a) immediately after the grant, such Employee would own stock, and/or hold or own options, possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary corporation (determined under the rules of Sections 423(b)(3) and 424(d) of the Code); or

(b) immediately after the grant, such Employee's right to purchase Company Stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company and any related company would accrue at a rate which exceeds $25,000 in Fair Market Value of such Company Stock (determined at the time such purchase right is granted) for each calendar year in which such purchase right would be outstanding at any time; or

(c) the Employee is a citizen or resident of a jurisdiction other than the United States and (i) the grant of an option under this Plan would be prohibited under the laws of such jurisdiction, or (ii) except as provided in Section 1.3(e) above, to the extent compliance with the laws of the applicable foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code.

Section 2.3 <u>Payroll Deductions</u>. Payment for shares of Common Stock purchased hereunder shall be made by authorized payroll deductions from each payment of Compensation in accordance with instructions received from a Participant. Said deductions shall be expressed as a percentage of the Participant's Compensation. A Participant may increase or decrease the deduction on one occasion per Option Period. During an Option Period, a Participant may discontinue payroll deductions but have the payroll deductions previously made during that Option Period remain in the Participant's Account to purchase Common Stock on the next Exercise Date, provided that he or she is an Employee as of that Exercise Date. Any amount remaining in the Participant's Account after the purchase of Common Stock shall be refunded



without interest upon the written request of the Participant. Any Participant who discontinues payroll deductions during an Option Period may again become a Participant for a subsequent Option Period by executing and filing another Stock Purchase Agreement in accordance with Section 2.1. Amounts deducted from a Participant's Compensation pursuant to this Section 2.3 shall be credited to said Participant's Account.

Section 2.4 Leaves of Absence. During a paid leave of absence approved by the Company and meeting the requirements of Treasury Regulation § 1.421-1(h)(2), a Participant's elected payroll deductions shall continue. If a Participant takes an unpaid leave of absence that is approved by the Company and meets the requirements of Treasury Regulation § 1.421-1(h)(2), then such Participant's payroll deductions for such Option Period that were made prior to such leave may remain in the Plan and be used to purchase Common Stock under the Plan on the Exercise Date relating to such Option Period. If a participant takes a leave of absence that does not satisfy one of the two sentences above, then for purposes of the Plan he shall be considered to have terminated his employment and withdrawn from the Plan.


ARTICLE III
PURCHASE OF SHARES


Section 3.1 Option Price. The Option Price per share of the Common Stock sold to Participants hereunder shall be the lesser of (i) eighty-five percent (85%) of the Fair Market Value of the Common Stock on the Offering Date, or (ii) eighty-five percent (85%) of the Fair Market Value of the Common Stock on the last day of the Option Period; provided, however, that the Option Price per share of the Common Stock may be adjusted for subsequent Option Periods by the Committee subject to the requirements of Section 423 of the Code (and in no event shall the Option Price per share be less than the par value of the Common Stock).

Section 3.2 Purchase of Shares. On each Exercise Date, the amount in a Participant's Account shall be charged with the aggregate Option Price of the largest number of whole shares of Common Stock which can be purchased with said amount. The remaining balance, if any, in such account shall be refunded to Participant via payroll within one month of the Exercise Date. If the total number of shares of Common Stock for which options are exercised on any Exercise Date exceeds the maximum number of shares then available for sale under the Plan, the Company shall allocate the available shares by reducing the Participants' designated payroll deduction authorization percentages in order of the highest percentages until the excess is eliminated, and any remaining balance of payroll deductions credited to the account of a participant under the Plan shall be refunded to him promptly.

Section 3.3 Limitations on Purchase. Notwithstanding any provisions of the Plan to the contrary, no Employee shall be granted an option under the Plan if, immediately after the grant, such Employee's right to purchase Common Stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company and any related company would accrue at a rate which exceeds $25,000 in Market Value of such Common Stock (determined at the time such purchase right is granted) for each calendar year in which such purchase right would be outstanding at any time.

To the extent necessary to comply with Section 423(b)(8) of the Code and the limitations on purchase in this Section 3.3, a Participant's payroll deductions may be decreased to 0% during any Option Period which is scheduled to end during any calendar year, such that the aggregate

of all payroll deductions accumulated with respect to such Option Period and any other Option Period ending within the same calendar year is no greater than twenty-five thousand dollars ($25,000). Payroll deductions shall re-commence at the rate provided in such Participant's Stock Purchase Agreement at the beginning of the first Option Period which is scheduled to end in the following calendar year, unless suspended by the Participant pursuant to Section 2.3 of the Plan.

ARTICLE IV
PROVISIONS RELATING TO COMMON STOCK

Section 4.1 <u>Common Stock Reserved</u>. There shall be a maximum of 5,000,000 shares of Common Stock reserved for the Plan, subject to adjustment in accordance with Section 4.2 hereof. The aggregate number of shares which may be purchased under the Plan shall not exceed the number of shares reserved for the Plan.

Section 4.2 <u>Adjustment for Changes in Common Stock</u>. In the event that adjustments are made in the number of outstanding shares of Common Stock or said shares are exchanged for a different class of stock of the Company or for shares of stock of any other corporation by reason of merger, consolidation, stock dividend, stock split or otherwise, the Committee shall make appropriate adjustments in (i) the number and class of shares or other securities that may be reserved for purchase, or purchased, hereunder, and (ii) the Option Price. All such adjustments shall be made in the sole discretion of the Committee, and its decision shall be binding and conclusive.

Section 4.3 <u>Insufficient Shares</u>. If the aggregate funds available for purchase of Common Stock on any Exercise Date would cause an issuance of shares in excess of (x) the number provided for in Section 4.1 hereof or (y) the Maximum Offering, (i) the Committee shall proportionately reduce the number of shares which would otherwise be purchased by each Participant in order to eliminate such excess and (ii) the Plan shall automatically terminate immediately after such Exercise Date.

Section 4.4 <u>Confirmation</u>. Confirmation of each purchase of Common Stock hereunder shall be made available to the Participant in either written or electronic format. A record of purchases shall be maintained by appropriate entries on the books of the Company (or in such other manner as specified by the Committee).

Section 4.5 <u>Rights as Shareholders</u>. The shares of Common Stock purchased by a Participant on an Exercise Date shall, for all purposes, be deemed to have been issued and sold as of the close of business on such Exercise Date. Prior to that time, none of the rights or privileges of a shareholder of the Company shall exist with respect to such shares.

ARTICLE V
TERMINATION OF PARTICIPATION

Section 5.1 <u>Voluntary Withdrawal</u>. A Participant may withdraw from the Plan at any time by filing notice of withdrawal prior to the close of business on an Exercise Date. Upon withdrawal, the entire amount, if any, in a Participant's Account shall be refunded to him without interest. Any Participant who withdraws from the Plan may again become a Participant in accordance with Section 2.1 hereof.



Section 5.2   Termination of Eligibility. If a Participant retires, he may elect to (i) withdraw the entire amount, if any, in his Plan Account, or (ii) have said amount used to purchase whole shares of Common Stock pursuant to Section 3.2 hereof on the next succeeding Exercise Date and have any remaining balance refunded without interest. For purposes of this Section 5.2, a Participant's retirement age shall be 59-½.

If a Participant ceases to be eligible under Section 2.1 hereof for any reason other than retirement, the dollar amount and the number of unissued shares in such Participant's Account will be refunded or distributed to the Participant, or, in the case of death, the Participant's designated beneficiary or estate, or otherwise disposed of in accordance with policies and procedures prescribed by the Committee in cases where such a refund or distribution may not be possible.

ARTICLE VI
GENERAL PROVISIONS

Section 6.1   Notices. Any notice which a Participant files pursuant to the Plan shall be made on forms prescribed by the Committee and shall be effective only when received by the Company.

Section 6.2   Condition of Employment. Neither the creation of the Plan nor participation therein shall be deemed to create any right of continued employment or in any way affect the right of the Company or a Designated Subsidiary to terminate an Employee, nor give any person a right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan.

Section 6.3   Transfer and Assignment. An option granted under the Plan shall not be transferable otherwise than by will or the laws of descent and distribution. Each option shall be exercisable, during his lifetime, only by the Employee to whom the option is granted. The Company shall not recognize and shall be under no duty to recognize any assignment or purported assignment by an Employee of his option or of any rights under his option or under the Plan.

Section 6.4   Withholding of Taxes; Other Charges. Each Participant shall, no later than the date as of which the value of an option under the Plan and/or shares of Common Stock first becomes includible in the income of the Participant for income tax purposes, pay to the Company, or make arrangements satisfactory to the Committee regarding payment of, any taxes of any kind required by law to be withheld with respect to such option or shares of Common Stock. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant.

In particular, to the extent a Participant is subject to taxation under U.S. Federal income tax law, if the Participant makes a disposition, within the meaning of Section 424(c) of the Code of any share or shares of Common Stock issued to Participant pursuant to Participant's exercise of an option, and such disposition occurs within the two-year period commencing on the day after the Offering Date or within the one-year period commencing on the day after the Exercise Date, Participant shall, within ten (10) days of such disposition, notify the Company thereof and thereafter immediately deliver to the Company any amount of federal, state or local income taxes and other amounts which the Company informs the Participant the Company may be required to withhold.

EXPRO

Participants shall be solely responsible for any commissions or other charges imposed with respect to the purchase or sale of shares of Common Stock pursuant to the terms of this Plan.

Section 6.5 <u>Amendment or Termination of the Plan</u>. The Plan may be amended or terminated at any time and for any reason by the Compensation Committee; provided, without approval of the shareholders, no amendment may increase the aggregate number of shares reserved under the Plan other than as provided in Section 4.2 hereof, materially increase the benefits accruing to Participants, or materially modify the requirements as to eligibility for participation in the Plan. Any amendment of the Plan must be made in accordance with applicable provisions of the Code and/or any regulations issued thereunder, any other applicable law or regulations, and the requirements of the principal exchange upon which the Common Stock is listed. Notwithstanding the foregoing, no amendment adopted by the Committee or the Board shall be effective without the approval of the shareholders of the Company if shareholder approval of the amendment is then required under Section 423 of the Code.

Section 6.6 <u>Corporate Transactions.</u>

(a) In the event of the proposed liquidation or dissolution of the Company, the Compensation Committee shall, in its discretion, provide for one of the following courses of action: (i) the Offering Period then in effect shall end as of a date selected by the Compensation Committee before the consummation of such liquidation or dissolution of the Company, and each outstanding option granted under the Plan shall be automatically exercised as of such date, or (ii) the Offering Period then in effect shall be terminated as of a date selected by the Compensation Committee before the consummation of such liquidation or dissolution of the Company, and each outstanding option granted under the Plan shall be automatically cancelled and any payroll deductions accumulated for such Offering Period shall be refunded to the applicable Participant as soon as administratively practicable.

(b) In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger or consolidation of the Company (except for (x) a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or (y) a transaction where the acquiring or surviving company is directly or indirectly owned, immediately after such transaction, by the shareholders of the Company in substantially the same proportion as their ownership of stock in the Company immediately before such transaction), the Compensation Committee shall, in its discretion, provide for one of the following courses of action: (i) each outstanding option granted under the Plan shall be assumed or an equivalent option shall be substituted by the successor entity (or a parent or subsidiary thereof); (ii) the Offering Period then in effect shall end as of a date selected by the Compensation Committee before the consummation of such sale, merger or consolidation of the Company, and each outstanding option granted under the Plan shall be automatically exercised as of such date; or (iii) the Offering Period then in effect shall be terminated as of a date selected by the Compensation Committee before the consummation of such sale, merger or consolidation of the Company, and each outstanding option granted under the Plan shall be automatically cancelled and any payroll deductions accumulated for such Offering Period shall be refunded to the applicable Participant as soon as administratively practicable.

Section 6.7 <u>Application of Funds</u>. All funds received by the Company by reason of purchases of Common Stock hereunder may be used for any corporate purpose.



Section 6.8   Legal Restrictions. The Company shall not be obligated to sell shares of Common Stock hereunder if counsel to the Company determines that such sale would violate any applicable law or regulation. Further, all Common Stock acquired pursuant to this Plan shall be subject to the Company's policies concerning compliance with securities laws and regulations, as such policies may be amended from time to time. The terms and conditions of options granted hereunder to, and the purchase of shares by, persons subject to Section 16 of the Exchange Act, shall comply with any applicable provisions of Rule 16b-3. As to such persons, the Plan shall be deemed to contain, and such options shall contain, and the shares issued upon exercise thereof shall be subject to, such additional conditions and restrictions as may be required from time to time by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

Section 6.9   Severability. If any provision of the Plan shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions hereof; instead, each provision shall be fully severable and the Plan shall be construed and enforced as if said illegal or invalid provision had never been included herein.

Section 6.10   Gender. Whenever used herein, use of any gender shall be applicable to both genders.

Section 6.11   Electronic and/or Telephonic Documentation and Submission. Any of the payroll deduction authorizations, notices, forms, designations and other documents referenced in the Plan and their submission may be electronic and/or telephonic, as directed by the Committee.

Section 6.12   Governing Law. The Plan and all rights and obligations thereunder shall be constructed and enforced in accordance with the laws of the State of Texas and any applicable provisions of the Code and the related regulations, without giving effect to any conflict of law provisions thereof, except to the extent Texas law is preempted by federal law.

EXPRO

SCHEDULE A

<u>DESIGNATED SUBSIDIARIES</u>

Frank's International, LLC

Expro Americas, LLC

Expro Meters, Inc.

Expro Midstream Services, LLC





Sustainable Energy Solutions for Expro and its Customers

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Customer reduced Green House Gas emissions across 10 sites by up to **10,000 tonnes per day**

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